Filed Pursuant to Rule 253(g)(2)
File No. 024-12541

MacKenzie Realty Capital, Inc.

Up to an aggregate of $72,623,871.20 of shares of Series A Preferred Stock, shares of Series B Preferred Stock, and shares of Series C Preferred Stock
$22.50 per Series A Share
$25.00 Per Series B or C Share

MacKenzie Realty Capital, Inc. (the “Company”, “us”, “we”, “our” and other similar terms), a Maryland corporation, was formed to generate both current income and capital appreciation through real estate related investments, primarily in debt and equity real estate related securities. As of December 31, 2020, however, we have elected to withdraw our election to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  Following withdrawal of the election to be regulated as a BDC, our underlying investment strategy remains very similar to the strategy we have historically followed.  We intend to increase our control over our private investments, and to eventually consolidate those investments for financial reporting purposes.  We conduct many of our operations through MacKenzie Realty Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”).  The withdrawal also allows us to expand our investment pool to include real, physical assets, as opposed to only investment securities.  We believe that this expanded pool of potential investments will allow access to risk-adjusted returns consistent with our investment objective, while allowing us to maintain our REIT status.
We commenced our most recent offering our Series A Preferred Stock, $0.0001 par value per share (the “Series A Preferred Stock”), and Series B Preferred Stock, $0.0001 par value per share (the “Series B Preferred Stock”), on January 29, 2025, upon qualification of the offering by the SEC. As of October 23, 2025, we had sold an aggregate of $21,907,551.90 of shares of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock. We are offering to sell up to 645,545.52 shares of Series A Preferred Stock, 1,161,981.94 shares of Series B Preferred Stock, and 1,159,219.11 shares of Series C Preferred Stock, $0.0001 par value per share (the “Series C Preferred Stock”) of the Company. Of these amounts, 150,000 shares of each Series are reserved for the dividend reinvestment program.  The minimum purchase requirement per investor is $5,000 in preferred shares; however, we can waive the minimum purchase requirement in our sole discretion.  The primary difference between the three series is that the Series A Preferred Stock is entitled to receive dividends at the rate of 6% per annum on the Stated Value but can be purchased for 10% less than the Stated Value ($22.50 per share), resulting in an effective rate per annum of 6.67% based on the purchase price, whereas the Series B Preferred Stock is entitled to receive dividends at the rate of 12% per annum, with 3% expected to be paid quarterly on the applicable dividend payment date and 9% to accrue for payment at the same time and in the same amounts per share with distributions paid on the Company’s common stock, par value $0.0001 per share (the “common stock”), beginning once holders of common stock have initially received distributions equal to 10% per annum from and after December 31, 2022 on the $7.38 per share net asset value (“NAV”) of the common stock as of such date, and the remainder of which will be paid no later than at redemption, liquidation or conversion, and the Series C Preferred Stock, which will rank with respect to dividend rights and the right to receive distributions upon liquidation, winding-up or dissolution senior to the common stock and junior to the Series A and Series B Preferred Stock (excluding the additional accrued 9% portion of the Series B Preferred Stock dividend), is entitled to receive dividends at the rate of 9% per annum.  The sale of shares pursuant to this offering is expected to continue until we raise the maximum amount being offered, unless terminated by us at an earlier time in the discretion of our Board of Directors.

We are externally managed by MacKenzie Capital Management, LP, a California limited partnership, or the “Manager”.  We are advised, as to our real estate investments, by an affiliate of the Adviser, MacKenzie Real Estate Advisers, LP (the “Real Estate Adviser”), and as to our securities portfolio, by MCM Advisers, LP (the “Investment Adviser”; together with the Real Estate Adviser, the “Advisers” or “Adviser”).  These Advisers will make all investment decisions for us.  Our Advisers intend to employ a variety of acquisition strategies in building our portfolio of investments, with a particular focus on obtaining properties in off-market transactions, opportunistic and value-add situations, and similar transactions.  We have elected to be taxed, and currently, as of calendar year end December 31, 2024, qualify, as a REIT for U.S. federal income tax purposes.

We do not intend to list our preferred shares for trading on a stock exchange or other trading market; however, our common stock is listed on the Nasdaq Capital Market as of November 11, 2024 under the symbol “MKZR”.

Investing in our preferred shares involves a high degree of risk. See “Risk Factors” beginning on page of this Offering Circular for a discussion of the risks that should be considered in connection with your investment in our shares.  These risks include, but are not limited to, the following:

•	There is no assurance that we will be able to successfully achieve our investment objectives.
•	Investors will not have the opportunity to evaluate or approve any Investments prior to our acquisition or financing thereof.
•	Investors will rely solely on the Adviser to manage us and our Investments. The Adviser will have broad discretion to invest our capital and make decisions regarding Investments.
•	We may not be able to invest the net proceeds of this offering on terms acceptable to investors, or at all.
•
Investors will have limited control over changes in our policies and day-to-day operations, which increases the uncertainty and risks you face as an investor.  In addition, our Board of Directors may approve changes to our policies, including our policies with respect to distributions and redemption of shares without prior notice or your approval.

•	An investor could lose all or a substantial portion of any investment made in us.
•
There is no public trading market for our preferred shares, and we are not obligated to effectuate a liquidity event or a listing of our preferred shares on any nationally recognized stock exchange by a certain date or at all.  It will thus be difficult for an investor to sell shares purchased from us.

•
We may fail to maintain our qualification as a REIT for federal income tax purposes.  We would then be subject to corporate level taxation and regulation as an investment company and we would not be required to pay any distributions to our stockholders.

•
The offering price of our shares was not established based upon any appraisals of assets we own or may own.  Thus, the initial offering price may not accurately reflect the value of our assets at the time an investor’s investment is made.

•
Substantial actual and potential conflicts of interest exist between our investors and our interests or the interests of our Adviser, and our respective affiliates, including conflicts arising out of (a) allocation of personnel to our activities, (b) allocation of investment opportunities between us, and (c) potential conflicts arising out of transactions between us, on the one hand, and our Adviser and its affiliates, on the other hand, involving compensation and incentive fees payable to our Adviser or dealings in real estate transactions between us and the Adviser and its affiliates.

•	There are substantial risks associated with owning, financing, operating, leasing, and managing real estate.
•
The amount of distributions we make is uncertain.  We may fund distributions from offering proceeds, borrowings, and the sale of assets, to the extent distributions exceed our earnings or cash flows from our operations if we are unable to make distributions from our cash flows from operations.  There is no limit on the amount of offering proceeds we may use to fund distributions.  Distributions paid from sources other than cash flow or funds from operations may constitute a return of capital to our stockholders.  Rates of distributions may not be indicative of our actual operating results.   For example, on March 31, 2020, after assessing the impacts of the COVID-19 pandemic, our Board of Directors unanimously approved the suspension of regular quarterly dividends to our common stockholders. On May 10, 2021, the Board of Directors reinstated the quarterly dividend at the rate of $0.05 per share of common stock, which was increased to $0.06, $0.07, $0.08, $0.09, $0.10, $0.11, $0.115, $0.12, and $0.125 per share of common stock in the nine quarters thereafter, respectively.  For the quarters ended December 31, 2024, and March 31, 2025, the common dividend was $0.05 cents per share of common stock.  Thereafter, on May 12, 2025, the Board decided to suspend paying a common dividend in light of current economic uncertainties.  While the Series A Preferred Stock will accrue a 6% dividend on the Stated Value, payment of this dividend is not guaranteed, only that it will be paid before any cash dividend may be paid to the holders of shares of Series C Preferred Stock and common stock.  While the Series B Preferred Stock will accrue a 3% dividend, payment of this dividend is not guaranteed, only that it will be paid before any cash dividend may be paid to the holders of shares of Series C Preferred Stock and common stock, and the additional accrued 9% dividends on the Series B Preferred Stock will start being paid at the same time and in the same amount per share with distributions paid on the common stock once the holders of common stock have initially received distributions equal to 10% per annum from and after December 31, 2022 on the $7.38 per share net asset value per share for the common stock as of such date, and the remaining amounts (if any) will be paid no later than at redemption, liquidation or conversion.  While the Series C Preferred Stock will accrue a 9% dividend, payment of this dividend is not guaranteed, only that it will be paid before any cash dividend may be paid to the holders of shares of common stock, but after the priority dividend payments described above for the Series A and Series B Preferred Stock have been satisfied (excluding the additional accrued 9% portion of the Series B Preferred Stock dividend).

The SEC does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in shares of our common stock.

	Per Share	Total Maximum
Offering Price (1)	$22.50/$25.00	$72,623,871.20 (2)
Underwriting Discounts and Commissions (3)	$2.25/$2.50	$7,262,387.20
Proceeds to Us from this Offering (Before Expenses) (4)	$20.25/$22.50	$65,361,484.08
1. The price per share has been arbitrarily determined by our Adviser to be $22.50 per Series A Preferred share and $25.00 per Series B and C Preferred share.
2. This is a “best efforts” offering of an aggregate of $72,623,871.20 of shares of preferred stock in the primary offering ($11,149,774.24 for Series A, $25,674,548.48 for Series B, and $25,674,548.48 for Series C) and $10,125,000.00 of shares of preferred stock through the dividend reinvestment program ($3,375,000.00 for each Series A, B, and C).  See “Plan of Distribution” and “Series A, B and C Preferred Stock Dividend Reinvestment Program.”
3. We will pay selected brokers (the “Selling Agents”) a sales load of 7.0% of the offering price, which load is reduced based on the number of shares purchased from a Selling Agent, and we will also pay our dealer manager, Arete Wealth Management, LLC (“Arete”), a dealer manager fee of up to 1.9% of the offering price (the “Dealer Adviser Fee”). If shares are purchased through investment advisers, we will only pay the Dealer Adviser Fee to Arete, and no commissions will be payable. For purposes of the table, we have assumed a sales charge of 7.0%. To the extent purchasers qualify for the volume discounts or purchase through certain investment advisory accounts, the sales load amount shown in the table would be less. Selling Agents will also receive a marketing support fee of 1.1% of the offering price from us (the “Marketing Support Fee”) to assist the Selling Agents in covering their costs for the marketing of the preferred shares. For purchases through certain investment advisory accounts, Arete will only receive the 1.9% Dealer Adviser Fee in lieu of commissions and no Marketing Support Fee will be paid.  The total amount of all items of compensation from any source, payable to underwriters, broker-dealers or affiliates thereof will not exceed an amount that equals 10.0% of the gross proceeds of the offering. See “Arrangements with Dealer Adviser and Selected Broker Dealers.”
4. We estimate that we will incur approximately $1,500,000 in costs in connection with this offering (not including any costs or expenses incurred in connection with the prior offerings of common stock and not including legal fees).  All amounts over $825,000 (not including legal fees), however, will be reimbursed by our Advisers, except to the extent the full 10.0% in broker fees described above are not incurred. In such case, the difference will be available to be paid or reimbursed by us to brokers for marketing expenses or other non-cash compensation.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular uses the SEC Registration Statement on Form S-11 disclosure format.

The mailing address of our principal executive offices is:

MacKenzie Realty Capital, Inc.
89 Davis Road, Suite 100
Orinda, CA 94563
Attn: Investor Relations

Our telephone number is 1.800.854.8357 and our website address is www.mackenzierealty.com. You may direct inquiries to: investors@mackenziecapital.com.

This Offering Circular is dated November 21, 2025.

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this Offering Circular and any accompanying Offering Circular supplements, which we refer to collectively as the Offering Circular. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with different information. This Offering Circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this Offering Circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This Offering Circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments, or have other material developments, we will provide an Offering Circular Supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular Supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular Supplement, together with additional information contained in our annual reports, quarterly reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on our website, www.mackenzierealty.com. The contents of our website (other than the offering statement, this Offering Circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this Offering Circular.

Our Adviser and those selling shares on our behalf in this offering will be permitted to make a determination that the purchasers of shares in this offering are “qualified purchasers” in reliance on the information and representations provided by the shareholder regarding the shareholder’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.
STATE LAW EXEMPTION AND INVESTOR REQUIREMENTS

Our preferred shares will be offered and sold only to purchasers who are “qualified purchasers” (as defined in Regulation A). As a Tier 2 offering pursuant to Regulation A, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our preferred shares offered hereby are offered and sold only to “qualified purchasers” or at a time when our shares are listed on a national securities exchange.

The preferred shares are offered only to “Qualified Purchasers”, which include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our preferred shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).  We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Generally, no sale may be made to you in this offering if (a) excluding the value of your home, furnishings and automobiles, you do not have either (i) a net worth of more than $250,000 or (ii) a gross annual income of at least $70,000 and a net worth of at least $70,000, and (b) the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.  Different rules apply for purposes of the Regulation A investor qualification requirement to accredited investors and non-natural persons.  Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to investor.gov.

For more detailed information regarding investor requirements see “Investment Limitations” on page 38 of this Offering Circular.

OFFERING SUMMARY

This offering summary highlights the information contained elsewhere in this Offering Circular. Because it is a summary, it may not contain all the information that you should consider before investing in our shares.  To fully understand this offering (the “Offering”), you should carefully read this entire Offering Circular, including the more detailed information set forth under the caption “Risk Factors.”  Unless the context otherwise requires or indicates, references in this Offering Circular to “us,” “we,” “our” or “our company” refer to MacKenzie Realty Capital, Inc., a Maryland corporation.

MacKenzie Realty Capital, Inc.
MacKenzie Realty Capital, Inc. was formed as of January 27, 2012, as a Maryland corporation, and we are taxed as a REIT for federal income tax purposes.  Our objective is to acquire and develop a portfolio of mainly institutional-quality apartment communities and office properties across the United States.

We were formed to generate both current income and capital appreciation through real estate related investments, primarily in debt and equity real estate related securities. As of December 31, 2020, however, we elected to withdraw our election to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  Following withdrawal of the election to be regulated as a BDC, we have and intend to continue to invest in private companies that directly or indirectly own real property, and increase our control over our private investments, and to eventually consolidate those investments for financial reporting purposes. We conduct many of our operations through MacKenzie Realty Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”). The withdrawal of our BDC election has also allowed us to expand our investment pool to include real, physical assets, as opposed to only investment securities. We believe that this expanded pool of potential investments allows access to risk-adjusted returns consistent with our investment objective, while allowing us to maintain our REIT status.

We utilize three key investment strategies — Value-Add, Opportunistic, and Invest-to-Own — to drive growth in funds from operations and net asset value at our properties, in order to maximize returns to our investors.

We invest primarily through controlling positions (generally 90%) in joint ventures with our network of some of the leading private regional apartment owner/operators across the nation, which we believe enhances our ability to access proprietary off-market transactions, and to deliver best-in-class execution of multiple investment strategies across a substantial number of markets. Upon execution of the initial business plan for the property, we will often seek to increase our ownership to 100%, so that the property will be wholly owned by us.

As of the date of this Offering Circular, our portfolio consisted of (a) 9 commercial real estate properties: Satellite Place located in Duluth, GA, 1300 Main, First & Main and Main Street West located in Napa, CA, Woodland Corporate Center located in Woodland, CA, 220 Campus Lane, Green Valley Medical Center and Green Valley Executive Center located in Fairfield, CA and One Harbor Center located in Suisun, CA, and (b) 4 residential apartment properties: Commodore Apartments and The Park View (Formerly known as Pon De Leo Apartments), located in Oakland, CA, the Hollywood Property located in Los Angeles, CA, and the Shoreline Apartments in Concord, CA.
1300 Main, First & Main, Main Street West, Woodland Corporate Center, the Hollywood Apartments and Green Valley Medical Center are owned through our subsidiary, the Operating Partnership, the Commodore Apartments are owned through our subsidiary Madison, the Park View (f/k/a Pon De Leo Apartments) is owned through our subsidiary PVT, the Shoreline Apartments are owned through our subsidiary BAA-Shoreline, and MacKenzie Satellite Place is owned through our subsidiary MacKenzie Satellite Place Corp. We also own 5 minority interests in non-traded REITs, 2 general partnership interests in commercial properties, and 1 other real estate investments.
Our primary intent is to purchase real estate interests, whether direct investments, joint ventures, minority interests, or loans secured by real estate. We refer to our investments in real property as “Investments”.
REIT Status
We are currently treated as a REIT for federal income tax purposes. As long as we maintain our qualification as a REIT, we generally will not be subject to federal income or excise tax on income that we distribute to our shareholders.

Under the Internal Revenue Code of 1986, as amended (the “Code”), a REIT is subject to numerous organizational and operational requirements, including a requirement that it annually distribute at least 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain) to its shareholders.
If we fail to maintain our qualification as a REIT in any year, our income will be subject to federal income tax at regular corporate rates, regardless of our distributions to shareholders, and we may be precluded from qualifying for treatment as a REIT for the four-year period immediately following the taxable year in which such failure occurs.

Even if we qualify for treatment as a REIT, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Investment Company Act Considerations
We intend to conduct our operations so that we will not be required to register as an investment company under the Investment Company Act.

Management
Company is Externally Managed
We are externally managed by MacKenzie Capital Management, LP, a California limited partnership or the “Manager” and advised as to our real estate investments by its affiliate MacKenzie Real Estate Advisers, LP (“Real Estate Adviser”) and as to any securities by MCM Advisers, LP (“Investment Adviser”) (together, the “Advisers” or “Adviser”).  The Advisers will make all investment decisions for us.  The Advisers’ principals and their respective affiliates specialize in acquiring, repositioning (where applicable) and managing commercial real estate and related securities.

The Advisers intend to apply this experience to identify suitable Investments and to present an opportunity for outside investors to take advantage of the principals’ experience through a pooled investment vehicle.

The Advisers will oversee our overall business and affairs and will have broad discretion to make operating decisions on our behalf and to make Investments. Our shareholders will not be involved in our day-to-day affairs.

Experienced Management Team
Our management team has significant real estate experience, which includes experience in acquisition, management, leasing, sales, development, and financing of multiple properties.  Overall, our management team has 100+ years combined experience in the real estate business as portfolio managers, owners, lessors, and Realtors.  Our management team has relevant experience in managing private and public investment funds which invested in real estate securities, but not directly in real estate.  Our management team manages and advises one other real estate fund with similar investment objectives and strategies to us: MacKenzie REIT, Inc. (“MREIT”), which is a private REIT that owns an office building, a grocery-anchored shopping mall, and an office and research and development park, along with various other real estate assets.  MREIT is an entity that resulted from the merger of two older limited partnerships sponsored by unaffiliated sponsors (including Concord Milestone Plus, LP which raised funds in 1987, which became CMP Old Orchard, LP, and New Orleans Associates Limited Partnership which raised funds in 1987). However, that entity is not currently public, is not currently raising capital to make new investments, and generally focuses on income-producing properties rather than growth opportunities.  Further, the Advisers and the management team do not have any experience raising and investing other people’s money into direct ownership of real estate, but have extensive experience investing on behalf of affiliates and themselves.  We will not compensate our management team; they will receive renumeration through their employment by and ownership in our Advisers.

Management Compensation
Our Advisers and their affiliates will receive fees and expense reimbursements for services relating to this Offering and the investment and management of our assets.  The items of compensation are summarized in the following table.  Neither of our Advisers nor their affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of our preferred shares.
We do not have an agreement to limit any losses suffered by our Advisers or the Manager.

The projected compensation laid out below relates to all stages of our company, including offering stage, organizational stage, acquisition stage, and liquidation stage.
Asset Management Fee:
The asset management fee is calculated based on our “Invested Capital.” The asset management fee is payable monthly at an annual rate of 3% of the first $20 million in Invested Capital, 2% of the next $80 million in Invested Capital and 1.5% of Invested Capital over $100 million. “Invested Capital” is calculated by multiplying the total net number of Shares, Preferred Shares, and Partnership Units (units in our operating partnership issued by persons other than us) by the price paid for each or the value ascribed to each in connection with their issuance and is not derived from the value of our assets from time to time.  As of June 30, 2025, there are 81,909.89 common Partnership Units outstanding not owned by us and 1,063,504.34 Series A and 43,212.86 Series B Preferred Partnership Units not owned by us. As a result of the Company’s 1-for-10 common stock Reverse Stock Split on August 4, 2025, discussed below, the Class A Limited Partnership units are convertible into the Company’s common stock on a 10:1 basis subsequent to the Reverse Stock Split.
The Asset Management Fee compensates our Adviser for managing all of our assets.  The Real Estate Adviser and the Investment Adviser will allocate this fee between themselves.
In the fiscal year ending June 30, 2026, we expect to pay our Adviser approximately $3,600,000 in Asset Management Fees.

Acquisition Fees:
The Acquisition Fees are equal to 2.5% of the cost of the asset acquired.  These are paid on acquisition of non-securities to our Adviser.  Purchases of securities do not incur this fee. However, to the extent that such asset is not held for at least 5 years, any acquisition fee for subsequent purchases using proceeds from the sale of such asset will be reduced proportionally.
These fees compensate our Adviser for traveling to and researching properties that are suitable for investment.
In the fiscal year ending June 30, 2026, we expect to pay our Adviser approximately $300,000 in Acquisition Fees.

Debt Financing Fee, Disposition Fee, Property Management Fee
We do not pay any such fees to our Adviser, but do anticipate paying debt financing and property management fees to unaffiliated third parties. We expect to pay property management fees based upon prevailing market rates, but most such fees will be paid by the entities that own a property.  PVT-Madison Partners, LLC and Madison-PVT Partners, LLC pay their third-party property management firm a fee equal to 6% of gross collected revenue from such properties.  Hillview Hollywood pays its third-party property manager 4% of gross revenue, subject to a minimum $2,500 monthly fee.  MacKenzie Shoreline pays its third-party property management firm 4% of gross collected revenue. We pay an affiliate of our adviser, Wiseman Commercial, Inc., property management fees equal to 5% of gross collected revenue for the Wiseman Properties (as defined below).  We have not yet paid any debt financing fees, but our understanding of the market rates for such services lead us to believe that such fees would usually be in the range of 0.5% to 1% of the amount of the loan, depending upon the size of the loan.

Incentive Management Fee:
Once common stockholders have received distributions equal to 6% per annum on their Invested Capital, from and after January 1, 2021, the Real Estate Adviser will be entitled to receive an incentive management fee equal to an amount that would result in the Adviser having received 15% of all distributions not attributable to the securities we own or to any return of capital.  Because common stockholders will not receive distributions before certain distributions are paid on preferred shares, no such fee can be paid to the Adviser unless all required distributions have been paid on the preferred shares.
The Incentive Management Fee compensates our Adviser based upon the performance of the assets in which we invest.
It is impracticable to determine the amount of Incentive Management Fees that will be paid in the next year, although we estimate than none will be paid.

Expense Reimbursements
In addition to the compensation paid to the Adviser above, we shall reimburse the Adviser and/or its Affiliates for all of the costs and expenses paid or incurred by the Adviser that are in any way related to our operations or our business or the services the Adviser provides to us pursuant to the Advisory Agreement, including, but not limited to: organization and offering expenses; expenses of managing and operating Assets owned by us, whether payable to an Affiliate of us or a non-Affiliated Person; expenses connected with payments of distributions in cash or otherwise made or caused to be made by us to the stockholders; expenses of organizing, reorganizing, liquidating, or dissolving us and the expenses of filing or amending the Articles of Incorporation or Articles Supplementary establishing the terms of any preferred stock; transfer agent expenses, and related software development costs, for the shares and of maintaining communications with stockholders, including the cost of preparation, printing, and mailing annual reports and other stockholder reports, proxy statements and other reports required by governmental entities; administrative service expenses (including salary, benefits, and overhead costs of Affiliates and certain of the executive officers of us, based upon the amount of time they spend on Company business other than providing investment advice, as approved by Board); and audit, accounting, and legal fees.

Conflicts of Interest
Our officers and directors, and the owners and officers of our Adviser and its affiliates are involved in, and will continue to be involved in, the ownership and advising of over 100 other real estate entities and programs, the vast majority of which are low-income housing projects.  Only one other such entity has investment objectives similar to us—MREIT, a private real estate investment trust advised by the Adviser.  Our Board, however, is independent from MREIT, and only Mr. Patterson is a director of both us and MREIT.  Three of our four directors are independent.  MREIT owns an office building, a grocery-anchored shopping mall, and an office and research and development park, along with various other real estate assets.  However, it is not currently public, is not currently raising capital to make new investments, and generally focuses on income-producing properties rather than growth opportunities.  Our sponsor and advisers have committed to providing us with the first chance at any investment opportunities so long as we have new capital to invest.
These pre-existing interests, and similar additional interests as may arise in the future, may give rise to conflicts of interest with respect to our business, our investments, and our investment opportunities.  It is possible that investment opportunities may arise that would be appropriate for both us and one of the other real estate funds that is managed or advised by our Adviser.  In such a case, it will be the responsibility of the Board and the Adviser to resolve that potential conflict.
We are subject to various conflicts of interest arising out of our relationship with our advisers and affiliates, including conflicts related to the arrangements pursuant to which our advisers and affiliates will be compensated by us. The agreements and compensation arrangements between us and our advisers and affiliates were not determined by arm’s-length negotiations. See the “Management Compensation” section of this Offering Circular above. Some of the conflicts of interest in our transactions with our advisers and affiliates, and the limitations on our advisers adopted to address these conflicts, are described below.
Our advisers and affiliates try to balance our interests with their duties to other programs sponsored by our sponsor and its affiliates. However, to the extent that our advisers or their affiliates take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to our stockholders and the value of our stock. In addition, our directors, officers and certain of our stockholders may engage for their own account in business activities of the types conducted or to be conducted by us and our subsidiaries. For a description of some of the risks related to these conflicts of interest, see the section of this Offering Circular captioned “Risk Factors — Risks Related to Conflicts of Interest.”
Our independent directors have an obligation to serve on our behalf in all situations in which a conflict of interest may arise, and all of our directors have a fiduciary obligation to act on behalf of our stockholders.
Interests in Other Real Estate Programs
Affiliates of our advisers have sponsored numerous private real estate programs, but none with similar investment objectives to us other than MREIT because no other such programs raise capital from investors to invest in commercial real estate properties (all other programs that have raised capital from investors have invested in real estate securities or low-income housing projects). MREIT employs a similar investment strategy and has acquired or plans to acquire assets similar to ours and non-traded REIT shares. The common investment strategy used by MREIT would permit it to purchase certain properties that may also be suitable for our portfolio.

MREIT’s primary investment strategy is to invest in stabilized, income-producing properties but may also invest in opportunistic growth opportunities and non-traded REITs, similar to properties in which we invest.   Other private funds advised by our advisers may purchase non-traded REITs and other fractionalized real property interests.  Our advisers do not advise any other real estate programs which target the purchase of properties, however.
Affiliates of our officers and entities owned or managed by such affiliates also may acquire or develop real estate for their own accounts, and have done so in the past. Furthermore, affiliates of our officers and entities owned or managed by such affiliates intend to form additional real estate investment entities in the future, whether public or private, which can be expected to have the same investment objectives and policies as we do and which may be involved in the same geographic area, and such persons may be engaged in sponsoring one or more of such entities at approximately the same time as our shares of common or preferred stock are being offered. Our Advisers and affiliates of our officers are not obligated to present to us any particular investment opportunity that comes to their attention, even if such opportunity is of a character that might be suitable for investment by us. Our Advisers and affiliates likely will experience conflicts of interest as they simultaneously perform services for us and other affiliated real estate programs.

Any affiliated entity, whether or not currently existing, could compete with us in the sale or operation of our properties. We will seek to achieve any operating efficiency or similar savings that may result from affiliated management of competitive properties. However, to the extent that affiliates own or acquire a property that is adjacent, or in close proximity, to a property we own, our property may compete with the affiliate’s property for tenants or purchasers.
Every transaction that we enter into with our Advisers or their affiliates is subject to an inherent conflict of interest. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and our Advisers or any of their affiliates.
Other Activities of Our Advisers and affiliates
We rely on our Advisers for the day-to-day operation of our business pursuant to our advisory agreements. As a result of the interests of members of our Advisers’ management in other programs and the fact that they have also engaged and will continue to engage in other business activities, our Advisers and affiliates will have conflicts of interest in allocating their time between us and other programs and other activities in which they are involved. However, our Advisers believe that they and their affiliates have sufficient personnel to discharge fully their responsibilities to all of such programs and other ventures in which they are involved.
In addition, a majority of our executive officers also serve as an officer of our Advisers or other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities, which may conflict with the fiduciary duties that they owe to us and our stockholders.
We may purchase properties or interests in properties from affiliates of our Advisers. The prices we pay to affiliates of our Advisers for these properties will not be the subject of arm’s-length negotiations, which could mean that the acquisitions may be on terms less favorable to us than those negotiated with unaffiliated parties. However, the price must be approved by a majority of our directors, including a majority of our independent directors, who have no financial interest in the transaction. If the price to us exceeds the cost paid by our affiliate, our board of directors must determine that there is substantial justification for the excess cost. Additionally, we may sell properties or interests in properties to affiliates of our Advisers. The prices we receive from affiliates of our Adviser for these properties will not be the subject of arm’s-length negotiations, which could mean that the dispositions may be on terms less favorable to us than those negotiated with unaffiliated parties.
Competition in Acquiring, Leasing and Operating Properties
Conflicts of interest will exist to the extent that we may acquire properties in the same geographic areas where properties owned by other programs, including those sponsored by our sponsor’s affiliates are located. In such a case, a conflict could arise in the leasing of properties in the event that we and another program, including another program sponsored by our sponsor or its affiliates were to compete for the same tenants, or a conflict could arise in connection with the resale of properties in the event that we and another program, including another program sponsored by our sponsor or its affiliates were to attempt to sell similar properties at the same time. Conflicts of interest may also exist at such time as we or our affiliates managing a property on our behalf seek to employ developers, contractors or building managers, as well as under other circumstances.

Affiliated Property Manager
When we acquired the “Wiseman Portfolio,” consisting of the general partnership interests in 8 limited partnerships owning Class A or B office buildings in Napa, Woodland, Fairfield, and Suisun City, CA, our Adviser agreed to purchase the assets of the property management firm that managed the properties, which is now known as Wiseman Commercial, Inc. (“Wiseman”).  Wiseman continues to manage the leasing, construction, and property for each of the Wiseman Portfolio properties under the same terms as they were previously managed.  The Board has reviewed the terms of the management contracts and will continue to review the terms of such agreements to attempt to ensure that we are paying market rates for appropriate services.
Affiliated Transfer Agent
Our officers are also officers and indirect owners of our transfer agent for Series A, B, and C Preferred Shares, which is a registered transfer agent with the SEC. Computershare, Inc. is the transfer agent for our common stock.  The services our affiliated preferred stock transfer agent provides are substantially similar to what a third-party transfer agent would provide in the ordinary course of performing its functions as a transfer agent, including, but not limited to: providing customer service to our preferred stockholders, processing the distributions and any servicing fees with respect to our preferred shares and issuing regular reports to our preferred stockholders. Our transfer agent may retain and supervise third-party vendors in its efforts to administer certain services. We believe that our affiliated preferred stock transfer agent, through its knowledge and understanding of the direct participation program industry which includes non-traded REITs, is particularly suited to provide us with transfer agent and registrar services for our non-listed Series A, B and C Preferred Stock. Our affiliated transfer agent also conducts transfer agent and registrar services for MREIT, as well as other programs sponsored by our sponsor. Our Board of Directors has approved the terms of the transfer agent agreement, which provides for no compensation to be paid to the affiliated transfer agent.
It is the duty of our board of directors to evaluate the performance of our transfer agent. In addition, we will reimburse our transfer agent for all reasonable expenses or other changes incurred by it in connection with the provision of its services to us. Upon the request of our transfer agent, we may also advance payment for substantial reasonable out-of-pocket expenditures to be incurred by it.
Receipt of Fees and Other Compensation by Our Advisers and Affiliates
Our Advisers and affiliates receive substantial fees from us. See “Management Compensation.” Some of these fees are paid to our Advisers and affiliates regardless of the success or profitability of the property. Specifically, our Advisers and affiliates receive:
•	acquisition fees upon any acquisition, regardless of whether the property will be profitable in the future;
•	asset management fees based on the Invested Capital, and not based on performance of our properties; and
•	subordinated incentive management fee equal to 15% of profits, payable only after the 6% return to stockholders.

Although the acquisition and asset management fees are paid regardless of success or profitability of a property, our independent directors must approve all significant acquisitions or affiliated transactions as being in the best interests of us and our stockholders. Further, if our independent directors determine that the performance of our Advisers is unsatisfactory or that the compensation to be paid to our Advisers is unreasonable, the independent directors may take such actions as they deem to be in the best interests of us and our stockholders under the circumstances, including potentially terminating the advisory agreement and retaining a new Adviser.

The compensation arrangements between us and our Advisers and affiliates could influence our Advisers’ advice to us, as well as the judgment of the affiliates of our Advisers who may serve as our officers or directors. Among other matters, the compensation arrangements could affect their judgment with respect to:
•	the continuation, renewal or enforcement of our agreements with our Advisers and affiliates, including the advisory agreement;
•	subsequent offerings of equity securities by us, which may entitle our Advisers to additional asset management fees;
•	property sales, which may entitle our Advisers to possible success-based share of net sale proceeds;
•
property acquisitions from other programs sponsored by affiliates of our Advisers which may entitle such affiliates to disposition fees and possible success-based sale fees in connection with its services for the seller, as well as acquisition fees for our Advisers;

•
property sales to other programs sponsored by affiliates of our Advisers which may entitle such affiliates to acquisition fees and expenses for its services to the buyer, as well as subordinated share of net sale proceeds to our Advisers;

•
whether and when we seek to sell our assets and liquidate, which sale may entitle our Advisers to a success-based distribution but could also adversely affect its sales efforts for other programs depending upon the sales price.

Certain Conflict Resolution Procedures
Every transaction that we enter into with our sponsor, our Advisers, or their affiliates will be subject to an inherent conflict of interest. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights, or options pursuant to any agreement between us and our sponsor, our Advisers, or any of their affiliates. In order to reduce or eliminate certain potential conflicts of interest, we will address any conflicts of interest in two distinct ways.
First, the nominating and corporate governance committee of the Board will consider and act on any conflicts-related matter required by our Articles of Amendment and Restatement (“Charter”) or otherwise permitted by the Maryland General Corporation Law (“MGCL”) where the exercise of independent judgment by any of our directors (who is not an independent director) could reasonably be compromised, including approval of any transaction involving our Advisers and their affiliates.
Second, our advisory agreements with our Advisers contain a number of restrictions relating to (1) transactions we enter into with our sponsor, our Advisers and their affiliates, (2) certain future offerings, and (3) allocation of investment opportunities among affiliated entities. These restrictions include, among others, the following:
•
We will not purchase or lease properties in which our sponsor, our Advisers, any of our directors or any of their respective affiliates has an interest without a determination by a majority of our directors, including a majority of the independent directors, not otherwise interested in such transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the seller or lessor, unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any such property at an amount in excess of its appraised value. We will not sell or lease properties to our sponsor, our Advisers, any of our directors or any of their respective affiliates unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction determines that the transaction is fair and reasonable to us.

•
We will not make any loans to our sponsor, our Advisers, any of our directors or any of their respective affiliates. In addition, our sponsor, our Advisers, any of our directors and any of their respective affiliates will not make loans to us or to joint ventures in which we are a joint venture partner unless approved by a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.

•	Our Advisers and affiliates will be entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of us or joint ventures in which we are a joint venture partner.
•
Our directors, including our independent directors, review the method used by our Advisers for the allocation of the acquisition of properties by two or more affiliated programs seeking to acquire similar types of properties (summarized below) to ensure that it is applied fairly to us.

Our sponsor has adopted an investment allocation policy with respect to real estate assets, which governs the allocation of such investment opportunities among the programs sponsored by our sponsor, and which provides as follows:
In the event that an investment opportunity becomes available, our sponsor will first allocate such investment opportunity to us.  If we decline the investment opportunity, our adviser will allocate such investment opportunity to another program sponsored by our sponsor based on the following factors:
•	the investment objectives of each program;
•	the amount of funds available to each program;
•	the financial and investment characteristics of each program, including investment size, potential leverage, transaction structure and anticipated cash flows;
•	the strategic location of the investment in relationship to existing properties owned by each program;
•	the effect of the investment on the diversification of each program’s investments; and
•	the impact of the financial metrics of the investment on each program.

If, after consideration of the foregoing factors, our sponsor determines that an investment opportunity is suitable for two or more entities affiliated with our Advisers, then our sponsor will allocate such investment opportunity among the entities in its sole and absolute discretion, but generally will allocate such investment opportunity to whichever entity has gone the longest since purchasing such an investment opportunity.
If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of our Advisers, to be more appropriate for a program other than the program that committed to make the investment, our Advisers may determine that another program affiliated with our Advisers or their affiliates will make the investment. Our directors, including our independent directors, have a duty to ensure that the method used by our Advisers for the allocation of the acquisition of properties by two or more affiliated programs seeking to acquire similar types of properties is applied fairly to us.
As a result of the foregoing, our Advisers and affiliates could direct attractive investment opportunities to other entities or even purchase them for their own account. Our advisory agreement disclaims any interest in an investment opportunity known to our Advisers or their affiliates that our advisers has not recommended to us.

We will not accept goods or services from our sponsor, Advisers, or any affiliate thereof or enter into any other transaction with our sponsor, advisers, or any affiliate thereof unless a majority of our directors, including a majority of our independent directors not otherwise interested in the transaction, approve such transaction as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.
The following chart shows our ownership structure and entities that are affiliated with our Advisers and sponsor.

MacKenzie Capital Management, LP (administrator and transfer agent)
Administrative Agreement
MacKenzie Real Estate Advisers, LP and MCM Advisers, LP ("Advisers")
Advisory Agreement
Property Management Agreement
Wiseman Commercial, Inc. (owned by Adviser)
Stockholders (common and preferred)
MacKenzie Realty Capital, Inc. (the "Company")
GP and ~90% LP interests
98-100%
Outside LP investors (common and preferred)
<10%
MacKenzie Realty Operating Partnership, LP (the "Operating Partnership")
MacKenzie NY Real Estate 2 Corp. (Taxable REIT Subsidiary), MacKenzie Satellite Place, Corp., PVT-Madison Partners, LLC, Madison-PVT Partners, LLC, MRC QRS, Inc.
100%
Assets and subsidiaries

*	The address of all of these entities is 89 Davis Road, Suite 100, Orinda, CA 94563.

Investment Objectives
Our primary investment objectives are:
•	To acquire real estate assets at substantial discounts to fair market value;
•	To grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term;
•	To pay attractive and consistent cash distributions;
•	To preserve and protect shareholder value; and
•	To realize growth in the value of our investment by timing their sale to maximize value.
There is no assurance that any of our investment objectives will be met.

Investment Strategy
We intend to use substantially all of the proceeds of this Offering to acquire, manage, renovate or reposition, operate, selectively leverage, and lease properties throughout the United States.
We acquire primarily institutional-quality apartment and office properties where we believe we can create long-term value for our stockholders, utilizing the following investment strategies:
•
Value-Add. We invest in well-located institutional-quality properties with strong and stable cash flows in demographically attractive knowledge economy growth markets where we believe there exists significant potential for medium-term capital appreciation through renovation or redevelopment, to reposition the asset and drive future rental growth.

•
Opportunistic. We invest in properties available at opportunistic prices (i.e., at prices we believe are below those available in an otherwise efficient market) that exhibit some characteristics of distress, such as operational inefficiencies, significant deferred capital maintenance, or broken capital structures providing an opportunity for a substantial portion of total return attributable to appreciation in value.

•
Invest-to-Own. We selectively invest in development of quality properties in target markets where we believe we can capture significant premiums upon completion. We intend to use either tender offers, a convertible loan, or convertible preferred equity structure to provide income during the early stage and/or the ability to capture premiums at completion by either acquiring controlling positions or exercising our conversion rights to take ownership.

Please see the Risk Factors Section beginning on page of this Offering Circular for the risks involved with this offering.
Distribution Policy
In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our annual taxable income.  We intend to make regular cash distributions to our stockholders out of our cash available for distribution, typically on a quarterly or annual basis for holders of our common and preferred stock.
Our Board of Directors will determine the amount of distributions to be distributed to our stockholders on a quarterly basis. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements, and the annual distribution requirements necessary to maintain our REIT qualification under the Code.
Our distribution rate and payment frequency may vary from time to time. Generally, our policy will be to pay distributions from cash flow from operations. However, our distributions may be paid from sources other than cash flows from operations, such as from the proceeds of this Offering, borrowings, advances from our Adviser or from our Adviser’s deferral of its fees and expense reimbursements, as necessary.
Limited Prospects for Future Liquidity
We currently do not plan to list either the Series A Preferred Stock, the Series B Preferred Stock, or the Series C Preferred Stock on any securities exchange. As discussed above, shares of our common stock are listed on the Nasdaq Capital Market.  In making a determination of whether any future potential liquidity event is in our best interest, our Board may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity.

Overview of Significant Risk Factors
Investing in our preferred shares involves a high degree of risk.  You should carefully review the “Risk Factors” section of this Offering Circular, beginning on page , which contains a detailed discussion of the material risks that you should consider before you invest in our preferred shares.  Some of the more significant risks are those summarized below:
•	Investors will not have the opportunity to evaluate or approve any Investments prior to our acquisition or financing thereof.
•	Investors will rely solely on the Adviser to manage us and our Investments. The Adviser will have broad discretion to invest our capital and make decisions regarding Investments.
•	We may not be able to invest the net proceeds of this Offering on terms acceptable to investors, or at all.
•	We may change our targeted investment and operational policies, including our policies with respect to distributions and redemption of shares, without prior notice or your approval.
•	An investor could lose all or a substantial portion of the investment in us.
•
There is no public trading market for our preferred shares, and we are not obligated to effectuate a liquidity event or a listing of our preferred shares on any nationally recognized stock exchange by a certain date or at all.  It will thus be difficult for an investor to sell shares owned by the investor in us.

•
We may fail to qualify or maintain our qualification as a REIT for federal income tax purposes.  We would then be subject to corporate level taxation and regulation as an investment company and we would not be required to pay any distributions to our stockholders.

•
The offering price of our shares was not established based upon any appraisals of assets we own or may own.  Thus, the initial offering price may not accurately reflect the value of our assets at the time an investor’s investment is made.

•
Substantial actual and potential conflicts of interest exist between our investors and our interests or the interests of our Adviser, and our respective affiliates, including conflicts arising out of (a) allocation of personnel to our activities, (b) allocation of investment opportunities between us, and (c) potential conflicts arising out of transactions between us, on the one hand, and our Adviser and its affiliates, on the other hand, involving compensation and incentive fees payable to our Adviser or dealings in real estate transactions between us and the Adviser and its affiliates.

•	There are substantial risks associated with owning, financing, operating, leasing and managing real estate.
•
The amount of distributions we make is uncertain.  We may fund distributions from offering proceeds, borrowings, and the sale of assets, to the extent distributions exceed our earnings or cash flows from our operations if we are unable to make distributions from our cash flows from operations.  There is no limit on the amount of offering proceeds we may use to fund distributions.  Distributions paid from sources other than cash flow or funds from operations may constitute a return of capital to our stockholders.  Rates of distributions may not be indicative of our actual operating results.

•	Accrued dividends with respect to the Series B Preferred Stock might be treated as taxable dividends even though holders do not receive any current cash.
•
The purchasers of shares of Series A Preferred Stock may have to report as current taxable income the difference between the $22.50 per share issue price and the $25 per share redemption premium as such redemption premium accretes.

•	The Series C Preferred Stock ranks junior to our Series A and Series B Preferred Stock (excluding the additional accrued 9% portion of the Series B Preferred Stock dividend).
•	The Series A, B and C Preferred Stock rank junior to all of our indebtedness and other liabilities and are effectively junior to all indebtedness and other liabilities of our subsidiaries.
We will pay substantial fees and reimburse expenses to the Adviser.  These fees and expenses will increase investors’ risk of loss and will reduce the amount available for Investments.

THE OFFERING

Preferred stock offered by us
645,545.52 shares of Series A Preferred Stock, 1,161,981.94 shares of Series B Preferred Stock, and 1,161,981.94 shares of Series C Preferred Stock, referred to herein as the “preferred shares.”  Of these amounts, 150,000 shares of each are reserved for the Dividend Reinvestment Program for each Series.

Preferred stock to be outstanding after this Offering (assuming the maximum offering amount is sold)	3,910,675.29 preferred shares, in a combination of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.
Ranking
The preferred shares will rank, with respect to dividend rights and rights upon liquidation, winding-up, or dissolution (i) senior to all classes of our common stock, and to any other class or series of our capital stock issued in the future unless the terms of that capital stock expressly provide that it ranks senior to, or on parity with, the preferred shares, and (ii) junior to any other class or series of our capital stock, the terms of which expressly provide that it will rank senior to the preferred shares.  The Series C Preferred Stock will rank junior, with respect to dividend rights and rights upon liquidation, winding-up, or dissolution, to the Series A Preferred Stock and B Preferred Stock (excluding the additional accrued 9% portion of the Series B Preferred Stock dividend).

Stated Value
Each share of Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock will have an initial “Stated Value” of $25.00, subject to appropriate adjustment in relation to certain events as set forth in the Articles Supplementary for each such Series.

Liquidation Preference
Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of our preferred stock will be entitled to receive the following payments (in each case, the “Liquidation Preference” applicable to such series):
Holders of Series A Preferred Stock will be entitled to be paid, as the Liquidation Preference applicable to such shares, an amount equal to the Stated Value of $25 per share, plus an amount equal to any accrued and unpaid dividends thereon.
Holders of Series B Preferred Stock will be entitled to be paid the Liquidation Preference applicable to the Series B Preferred Stock, which is dependent on the Accrued Preference Value for each share of such stock.  The “Accrued Preference Value” for each outstanding share of Series B Preferred Stock is equal to (i) the Stated Value of $25.00 per share of Series B Preferred Stock plus (ii) an amount equal to any accrued and unpaid dividends (whether or not authorized or declared) thereon to and including the date of payment of such amount, but without interest.
The Liquidation Preference for each outstanding share of Series B Preferred Stock will be calculated as follows: (i) from the Acquisition Date applicable to such share until the third anniversary of such date, the dollar value of the Accrued Preference Value applicable to such share as of the date such Liquidation Preference is calculated and (ii) from and after the third anniversary of the Acquisition Date applicable to such share, an amount equal to the greater of (A) the dollar value of the Accrued Preference Value applicable to such share as of the date the Liquidation Preference is calculated or (B) an amount equal to the dollar value of the amount of common stock the holder of such share of Series B Preferred Stock would be entitled to receive as of the date the Liquidation Preference is calculated, pursuant to the provisions described below in this summary under the heading “Series B Preferred Repurchase/Additional Conversion Rights.”
Holders of Series C Preferred Stock will be entitled to be paid, as the Liquidation Preference applicable to such shares, an amount equal to the Stated Value of $25 per share, plus an amount equal to any accrued and unpaid dividends thereon.

Dividend rights
Holders of our preferred shares are entitled to receive, when and as authorized by our Board of Directors and declared by us out of legally available funds, cumulative cash dividends on each preferred share at an annual rate of 6% for Series A Preferred Stock on the Stated Value, at an annual rate of 3% for Series B Preferred Stock, and at an annual rate of 9% for the Series C Preferred Stock.  This is a preference, not a guarantee, but is a term contained in the Company’s Charter; however, the Board could suspend the dividend at any time, although it would continue to accrue.  The dividend must be paid before the common stock can be paid a dividend, and before the Adviser can receive any incentive management fee.  Further, the Series B Preferred Stock will also accrue dividends at the rate of 9% per annum on the Stated Value, which will begin to be paid at the same time and in the same amounts per share with distributions paid to the holders of common stock, once holders of common stock have initially received distributions from and after December 31, 2022 equal to 10% per annum on the $7.38 per share NAV of the common stock as of such date, and the remainder of which will be paid no later than at redemption, liquidation or conversion. For additional information, see “Description of Securities – Preferred Stock – Preferred Dividend” herein.

Company Special Redemption Right
If at any time the Company’s shares of common stock are traded on a national securities exchange with at least three market makers or a New York Stock Exchange Specialist, the Company will have the right to redeem the preferred shares at any time at a redemption price equal to (i) the Liquidation Preference for each share of Series A Preferred Stock, (ii) the Accrued Preference Value for each share of Series B Preferred Stock, and (iii) the Liquidation Preference for each share of Series C Preferred Stock, in each case as of the Special Redemption Date selected by the Company. For additional information, see “Description of Securities – Preferred Stock – Special Redemption Rights” herein.

Company Optional Early Redemption Right
In addition to the Special Redemption Right described above, we also may redeem preferred shares for cash, in whole or in part from time to time, during an Early Redemption Period which began January 1, 2023 for the Series A Preferred Stock, on January 1, 2025 for the Series B Preferred Stock, and will begin on January 1, 2027 for the Series C Preferred Stock. The price per preferred share applicable to any such Optional Early Redemption will be equal to (i) the Liquidation Preference for each share of Series A Preferred Stock, (ii) the Accrued Preference Value for each share of Series B Preferred Stock, and (iii) the Liquidation Preference for each share of Series C Preferred Stock,  in each case as of the applicable Early Redemption Date selected by the Company. For additional information, see “Description of Securities – Preferred Stock – Optional Early Redemption” herein.

Holders’ Conversion Right
Upon receipt of notice from us that we intend to redeem the preferred shares pursuant to the Optional Early Redemption Right, any holder thereof is entitled to elect instead to receive shares of our common stock as follows with respect to the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, and holders of the Series B Preferred Stock also will have the conversion election in the event we exercise the Company’s Special Redemption Right:
(i) Series A Preferred Stock and Series C Preferred Stock Conversion Right: Each holder of Series A Preferred Stock and Series C Preferred Stock shall be entitled to elect to receive, in lieu of the aggregate Liquidation Preference for the applicable number of preferred shares, the number of shares of common stock equal to the value of such aggregate Liquidation Preference divided by $102.50.
(ii)         Series B Preferred Stock Conversion Right: Each holder of Series B Preferred Stock shall be entitled to elect to receive, in lieu of the aggregate Accrued Preference Value for the applicable number of preferred shares, the number of shares of common stock equal to such aggregate Accrued Liquidation Preference divided by (i) the lower of $102.50 or the Board’s most recent estimated net asset value per share of common stock, if the common stock is not then listed on a national securities exchange or an over-the-counter market as reported by OTC Markets Group, Inc. or another similar organization or (ii) if the common stock is then listed on a national securities exchange or an over-the-counter market as described above, the lower of $102.50 or the volume weighted average of the Last Reported Sale Price per share of common stock as reported on such market for the twenty (20) trading days prior to the Conversion Date (defined as the date of the giving of notice of an exercise of conversion rights and surrender of the underlying shares of Series B Preferred Stock to be converted). For purposes of this calculation, the “Last Reported Sale Price” for the common stock means, at any time that the common stock is listed on a national securities exchange or an over-the-counter market as described above, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the common stock is traded. For additional information, see “Description of Securities – Preferred Stock – Conversion Right” herein.

Series A Preferred Repurchase Rights
The terms of the Series A Preferred provide that upon the request of a holder of Series A Preferred Stock, we may, at the sole discretion of the Company’s Board, repurchase the Series A Preferred shares held by such holder as set forth below.  However, the subscription agreement for purchases of Series A Preferred Stock pursuant to this Offering Circular at $22.50 per share (the “Series A Purchase Price”) will provide that such purchasers will not be eligible to request repurchase at such prices, but rather, may only request repurchase at (i) 88% of the Series A Purchase Price from the day the stockholder acquired such shares (the “Series A Acquisition Date”) until one year thereafter, (ii) 91% of the Series A Purchase Price from the first anniversary until the second anniversary of the Series A Acquisition Date, (iii) 94% of the Series A Purchase Price from the second anniversary until the third anniversary of the Series A Acquisition Date, (iv) 97% of the Series A Purchase Price from the third anniversary until the fourth anniversary of the Series A Acquisition Date, and (v) $25.00 per share beginning on the fourth anniversary of the Series A Acquisition Date and thereafter (collectively, the “Series A Repurchase Price Schedule”).
The Charter provides for the repurchase of Series A Preferred Stock, at the sole discretion of the Company’s Board, for (i) 88% of $25.00 (the “Series A Stated Value”) from the day the stockholder acquired such shares (the “Series A Acquisition Date”) until one year thereafter; (ii) 91% of the Series A Stated Value from the first anniversary until the second anniversary of the Series A Acquisition Date; (iii) 94% of the Series A Stated Value from the second anniversary until the third anniversary of the Series A Acquisition Date; (iv) 97% of the Series A Stated Value from the third anniversary until the fourth anniversary of the Series A Acquisition Date; and (v) $25.00 per share beginning on the fourth anniversary of the Series A Acquisition Date and thereafter. Additionally, subject to Board discretion, in the case of the death or complete disability of a stockholder, from and after the second anniversary of the Series A Acquisition Date, we may repurchase the Series A Preferred shares held by such holder in exchange for payment of $25.00 per share for such a repurchase. Subject to the availability of an exemption from registration or an effective registration statement, a holder of Series A Preferred Shares may request that any such repurchase may be funded through the issuance of shares of common stock. For additional information, see “Description of Securities – Preferred Stock – Series A Preferred Share Repurchase Program; Repurchase Rights” herein.

Series B Preferred Repurchase/Additional Conversion Rights
Shares of Series B Preferred Stock will not be considered for repurchase by the Company prior to the third anniversary of the date each such share was issued to the initial holder thereof (the “Series B Acquisition Date”). Thereafter, upon the request of a holder of Series B Preferred Stock, we may, at the sole discretion of the Company’s Board, repurchase the Series B Preferred shares held by such holder for (i) beginning on the third anniversary of the Acquisition Date and continuing for a one-year period, 97% of the Accrued Preference Value and (ii) beginning on the fourth anniversary of the Acquisition Date and thereafter, 100% of the Accrued Preference Value. At the option of the holder of any shares of Series B Preferred Stock as to which the Board approves such a repurchase request (or at the option of the Board if the common stock is then listed on a national securities exchange or an over-the-counter market as reported by OTC Markets Group, Inc.), the applicable repurchase consideration may be paid – subject to the availability of an exemption from registration or an effective registration statement – by issuing a number of shares of common stock determined by dividing such amount (A) by the lower of a price of $102.50 per share of common stock or at the Board’s most recent estimated net asset value per share of common stock, if the common stock is not then listed as described above or (B) by the lower of $102.50 per share or a 20-day volume weighted average trading price, if the common stock is then so listed. Additionally – and again subject to the availability of an exemption from registration or an effective registration statement – a holder of Series B Preferred shares shall also have the right from and after the third anniversary of the applicable Acquisition Date, in the event the Board declines such a requested cash redemption, to require the Company to exchange such shares of Series B Preferred Stock for shares of common stock in accordance with the timing and valuation criteria described above. For additional information, see “Description of Securities – Preferred Stock – Series B Preferred Share Repurchase Program; Additional Repurchase and Conversion Rights” herein.

Series C Preferred Repurchase Rights
Upon the request of a holder of Series C Preferred Stock, we may, at the sole discretion of the Company’s Board, repurchase the Series C Preferred Stock held by such holder for (i) $22 per share from the day the stockholder acquired such shares (the “Series C Acquisition Date”) until one year thereafter; (ii) $22.75 per share from the first anniversary until the second anniversary of the Series C Acquisition Date; (iii) $23.50 per share from the second anniversary until the third anniversary of the Series C Acquisition Date; (iv) $24.25 per share from the third anniversary until the fourth anniversary of the Series C Acquisition Date; and (v) $25.00 per share beginning on the fourth anniversary of the Series C Acquisition Date and thereafter. Additionally, subject to Board discretion, in the case of the death or complete disability of a stockholder, from and after the second anniversary of the Series C Acquisition Date, we may repurchase the Series C Preferred Stock held by such holder in exchange for payment of $25.00 per share for such a repurchase. Subject to the availability of an exemption from registration or an effective registration statement, a holder of Series C Preferred Stock may request that any such repurchase may be funded through the issuance of shares of common stock. For additional information, see “Description of Securities – Preferred Stock – Series A Preferred Share Repurchase Program; Repurchase Rights” herein.

Voting rights	Our preferred shares will not be entitled to vote except on limited matters affecting preferred shares.
Use of Proceeds
If the maximum number of preferred shares are sold, we estimate that the net proceeds of this Offering will be approximately $65,289,955.16 after deducting organizational and offering expenses and working capital reserves.  See “Use of Proceeds”.  Net proceeds from this Offering will be used to acquire Investments, to pay for expenses incurred by us from continued operations, and for any other proper Company purpose.

Preferred Shares
As set forth in the table above, we are offering a total of 644,839.06 shares of our Series A, 1,160,710.31 of our Series B, and  1,160,710.31 shares of our Series C preferred stock at an initial price of $22.50 per share for the Series A and $25.00 per share for the Series B and C. Holders of our Series A Preferred Stock will share proportionately in any dividends authorized by our Board of Directors and declared by us on the Series A Preferred Stock, holders of our Series B Preferred Stock will share proportionately in any dividends authorized by our Board of Directors and declared by us on the Series B Preferred Stock, and holders of our Series C Preferred Stock will share proportionately in any dividends authorized by our Board of Directors and declared by us on the Series C Preferred Stock. Preferred shares will have limited voting rights. Preferred shares offered through this Offering Circular do not have any pre-emptive purchasing rights, nor are there cumulative voting rights.
Restrictions on the Transfer of Preferred Shares
Generally, our Investors will be able to freely transfer their shares to any other person because the shares registered through this Offering Circular are “unrestricted.”
Holders of our preferred shares will, however, be required to conform to the requirements of our Subscription Agreement. The Subscription Agreement, among other things, requires holders of our preferred shares to receive permission to sell their shares. In fact, we can require a transferee, or the intended purchaser of our preferred shares to provide an affidavit as to the quantity of shares that are intended to be purchased.
The purpose of this permission process is not to prevent the general transfer of shares, but is rather intended to ensure that the intended purchaser of our preferred shares will not hold more than an allowed 9.8% in value of the aggregate of our outstanding shares of capital stock (defined to include all classes or series of stock, including both common and preferred). This restriction is embodied in our Charter. Our Charter also allows us to rule on any transfer of stock so that we can again ensure that we do not endanger our standing as a REIT.
Ownership Restrictions on Preferred Shares
Our Charter contains a restriction on ownership of our shares that generally prevents any one person from owning more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% in value of the aggregate of our outstanding shares of capital stock (defined to include all classes or series of stock, including both common and preferred), unless otherwise excepted (prospectively or retroactively) by our Board of Directors. Our Charter also contains other restrictions designed to help us maintain our qualification as a REIT.  See “Description of Securities – Restrictions on Ownership and Transfer.”
Exempt Offering
This is a Tier 2 offering under Regulation A where the offered securities will not be listed on a registered national securities exchange upon qualification. This Offering is being conducted pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended.
Tier 2 Reporting Requirement
Following this Tier 2 Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A.  Because we are already a reporting company under Section 12 of the Exchange Act, we will continue to file:
(i)	an annual report with the SEC on Form 10-K;
(ii)	quarterly reports with the SEC on Form 10-Q; and
(iii)	current reports with the SEC on Form 8-K.
The necessity to file current reports will be triggered by certain corporate events.
Contact Information
The mailing address of our principal executive offices is:
MacKenzie Realty Capital, Inc.
89 Davis Road, Suite 100, Orinda, CA 94563
Attn: Investor Relations

Our telephone number is 1.800.854.8357 and our website address is www.mackenzierealty.com.
You may direct inquiries to: Investors@mackenziecapital.com.

RISK FACTORS

An investment in our common and preferred stock involves substantial risks.  You should specifically consider the following material risks in addition to the other information contained in this Offering Circular before purchasing shares.  The occurrence of any of the following risks might cause you to lose all or a significant part of your investment.
The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition.  Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. As used herein, the term “you” refers to our current stockholders or potential investors in our common or preferred stock, as applicable.  Please refer to the section entitled “Statements Regarding Forward-Looking Information.”
Each prospective investor should consider carefully, among other risks, the following material risks, and should consult with his own legal, tax, and financial advisors with respect thereto prior to investing in shares of our preferred shares.
RISK FACTORS SUMMARY

The following is a summary of the most significant risks relating to our business activities that we have identified. If any of these risks occur, our business, financial condition, or results of operation, including our ability to generate cash and make distributions, could be materially adversely affected. For a more complete understanding of our material risk factors, this summary should be read in conjunction with the detailed discussion of our risk factors, which follows this summary.

Risks Related to Investing in Real Estate

•
Real property investments are subject to various risks, many of which are beyond our control, which could cause declines in our operating revenues and/or the underlying value of one or more of our properties.

•	The market for real estate investments is highly competitive and investments in real estate-related assets can be speculative.
•	Illiquidity of real estate investments could significantly affect our ability to respond to adverse changes in the performance of our properties and harm our financial condition.
•	We could be exposed to environmental liabilities, which could impact the value of real properties that we may acquire or underlying our investments.
•	We may not obtain independent third-party appraisals or valuation reports on all of our investments.
•	We may be adversely affected by unfavorable economic conditions, particularly in the specific geographic areas where our investments are concentrated.
•	Inflation may adversely affect our financial condition and results of operations.
•
Our success is materially dependent on attracting qualified tenants and, when vacancies occur, we may not be able to re-lease or renew leases at the properties held by us on terms favorable to us, or at all.

•
The bankruptcy, insolvency, or diminished creditworthiness of our tenants under their leases or delays by our tenants in making rental payments could seriously harm our operating results and financial condition.

•	Significant restrictions on transfer and encumbrance of investments subject to mortgage or other debt financing are expected, and we may experience delays in the sale of an investment.
•	We face possible risks associated with climate change.

Risks Related to Our Financial Position

•
Future debt or capital stock issuances by the Company could dilute the ownership interest of current stockholders and could subject us to covenants restricting our future financial and operating flexibility.

•
We do not have guaranteed cash flow, and if we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investments and our stockholders’ overall return will be reduced.

•	We may in the future choose to pay dividends in our own stock, in which case you may be required to pay income taxes in excess of the cash dividends you receive.

Risks Related to Our Business Operations and Strategy
•	We may change our targeted investment and operational policies without stockholder consent.
•	Our Board of Directors can revoke our REIT qualification without stockholder approval.
•
Our future growth will depend on our ability to acquire real estate investments in several competitive real estate markets, and lack of diversification in numbers or types of investments increases our dependence on individual investments.

•
We may experience difficulty in ultimately selling properties which no longer fit our investment criteria or are impractical to lease and maintain, which could force us to sell a property at a price that reduces the return to our investors.

•
Subject to broad investment guidelines approved by our Board of Directors, we are dependent on the investment analysis and management services provided by our Advisers and their key personnel for our success.

•	Our investments will be carried at estimated fair value as determined by our Advisers and there may be uncertainty as to the value of these investments.
•
We, through our Advisers, are often required to make a number of judgments in applying accounting policies, and different estimates and assumptions in the application of these policies could result in changes to our reporting of financial condition and results of operations.

Risks Related to Our Organization and Corporate Structure
•
Our Charter permits our Board of Directors to issue stock with terms that may subordinate the rights of common stockholders or preferred shareholders or discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

•	Our rights and the rights of our shareholders to recover claims against our officers, directors, and our Advisers are limited.

Risks Related to Conflicts of Interest
•	The Advisory Agreements with our Advisers were not negotiated on an arm’s-length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third party.
•	We may have conflicts of interest with our Adviser and other affiliates, which may result in investment decisions that are not in the best interest of our stockholders.
•
Our Advisers, their officers and their respective affiliates will face conflicts of interest relating to the purchase and leasing of real estate investments, and such conflicts may not be resolved in our favor.

•
We have not adopted any specific conflicts of interest policies, and, therefore, other than in respect of the restrictions placed on our Advisers in the Advisory Agreements, we will be reliant upon the good faith of our Advisers, officers, and directors in the resolution of any conflict.

Risks Associated with Debt Financing
•
We expect to use mortgage and other debt financing to acquire properties or interests in properties and otherwise incur other indebtedness, which could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments and reduce the cash available for distribution to stockholders.

•	High levels of debt or increases in interest rates could increase the amount of our loan payments, which could reduce the cash available for distribution to stockholders.
•
High mortgage rates may make it difficult for us to finance or refinance properties, may require us to pay down loans with investment capital, which could reduce the number of properties we can acquire, our cash flow from operations, and the amount of cash distributions we can make.

•
If we are required to make payments under any “bad boy” carve-out guaranties that we may provide in connection with certain mortgages and related loans, our business and financial results could be materially adversely affected.

Risks Related to Our Taxation as a REIT
•	Failure to remain qualified as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders.
•	Complying with minimum required distributions and other REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.
•	The stock ownership limit imposed by the Code for REITs and in our Charter may inhibit market activity in our stock and may restrict our business combination opportunities.
•	Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends, and a failure to make required distributions would subject us to U.S. federal corporate income tax.
•	The prohibited transactions tax may subject us to tax on our gain from sales of property and limit our ability to dispose of our properties.
•	We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our shares.

Risks Related to Our Preferred Shares and Your Investment in This Offering

•
There is no trading market for our preferred shares.  Your ability to sell your preferred shares, pursuant to our preferred share repurchase program or otherwise, will be limited and you could lose your entire investment in this offering.

•	Shares of our preferred stock have limited voting rights.
•	Shares of our preferred stock have no participation in Company profits, while it is anticipated that the shares of Series B Preferred Stock will participate in Company growth to a significant extent.
•	Accrued dividends with respect to the Series B Preferred Stock might be treated as taxable dividends even though holders do not receive any current cash.
•	The Series C Preferred Stock ranks junior to our Series A and Series B Preferred Stock (excluding the additional accrued 9% portion of the Series B Preferred Stock dividend).
•	The Series A, B and C Preferred Stock rank junior to all of our indebtedness and other liabilities and are effectively junior to all indebtedness and other liabilities of our subsidiaries.
•	Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Risks Related to Investing in Real Estate

Real estate investments are subject to risks particular to real property, including:

•	Adverse changes in national and local economic and market conditions, including the credit and securitization markets;
•
Impacts from governmental laws and regulations, fiscal policies and zoning ordinances, including the impact of environmental laws and regulations, and related compliance costs, including costs to comply with future changes;

•	Takings by condemnation or eminent domain;
•	Real estate conditions, such as an oversupply of or a reduction in demand for real estate space in the area, which could adversely affect market rental rates;
•	The perceptions of tenants and prospective tenants of the convenience, attractiveness and safety of our properties;
•	Competition from comparable properties;
•	The occupancy rate of our properties;
•	The ability to collect all rent from tenants on a timely basis;
•	The effects of any bankruptcies or insolvencies of major tenants;
•	The expense of re-leasing space;
•	Changes in interest rates and in the availability, cost and terms of mortgage funding;
•	Economic or physical decline of the areas where our investments are located;
•	Deterioration in the physical condition of our investments and resulting maintenance expenses;
•	Acts of war or terrorism, including the consequences of terrorist attacks;
•	Acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses; and
•	Cost of compliance with the Americans with Disabilities Act.

Any of these or similar events may reduce our return from an affected property or investment and reduce or eliminate our ability to make distributions to stockholders.

The market for real estate investments is highly competitive.

Identifying attractive real estate investment opportunities is difficult and involves a high degree of uncertainty. Furthermore, the historical performance of a particular property or market is not a guarantee or prediction of the property’s or market’s future performance. There can be no assurance that we will be able to locate suitable acquisition opportunities in our target markets, achieve our investment goal and objectives, or fully deploy our cash.

Because of the recent growth in demand for real estate investments, there may be increased competition among investors to invest in the same asset classes as we do. This competition may lead to an increase in investment prices or otherwise less favorable investment terms. If this situation occurs with a particular investment, our return on that investment is likely to be less than the return we could have achieved if we had invested at a time of less investor competition for the investment. For this and other reasons, the Real Estate Adviser is under no restrictions concerning the timing of investments.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to our stockholders.

Real estate investments are not as liquid as some other types of investments. The market for the sale of real estate properties can vary greatly and it may take a significant amount of time for us to sell any particular property on favorable terms, if at all. As a result, our ability to sell under-performing assets in our portfolio or respond to changes in economic and other conditions may be relatively limited.

Investments in real estate-related assets can be speculative.

Investments in real estate-related assets can involve speculative risks and always involve substantial risks. No assurance can be given that the Advisers will be able to execute the investment strategy or that stockholders in the company will realize their investment objectives. No assurance can be given that our stockholders will realize a substantial return (if any) on their investment or that they will not lose their entire investment in us.  For this reason, each prospective purchaser of our preferred shares should carefully read this Offering Circular and all exhibits to this Offering Circular. All such persons or entities should consult with their attorney or business advisor prior to making an investment.

We will likely receive limited representations and warranties from sellers.

Investments will likely be acquired with limited representations and warranties from the seller regarding the condition of the investment, the status of leases, the presence of hazardous substances, the status of governmental approvals and entitlements and other significant matters affecting the use, ownership and enjoyment of the investment. As a result, if defects in an investment or other matters adversely affecting an investment are discovered, we may not be able to pursue a claim for damages against the seller of the investment. The extent of damages that we may incur as a result of such matters cannot be predicted, but potentially could result in a significant adverse effect on the value of the affected investments.

We may be subject to the risk of liability and casualty loss as the owner of an investment.

We will maintain insurance against certain liabilities and other losses for an investment, but the insurance obtained will not cover all amounts or types of loss. There is no assurance that any loss that may occur will be insured or that, if insured, the insurance proceeds will be sufficient to cover the loss.

There are certain categories of loss that may be or may become uninsurable or not economically insurable, such as earthquakes, floods and liabilities related to hazardous waste. Further, if losses arise from hazardous substance contamination that cannot be recovered from a responsible party, the financial viability of the affected investment may be substantially impaired. It is possible that we will acquire an investment with known or unknown environmental problems that may adversely affect our investments.

We could be exposed to environmental liabilities with respect to investments to which we take title.

In the course of our business, and taking title to properties, we could be subject to environmental liabilities with respect to such properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Liability relating to environmental matters may impact the value of the properties that we may acquire or underlying our investments.

Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. If we fail to disclose environmental issues, we could also be liable to a buyer or lessee of a property.

There may be environmental problems associated with our properties which we were unaware of at the time of acquisition. The presence of hazardous substances may adversely affect our ability to sell real estate, including the affected property, or to borrow additional funds using real estate as collateral. The presence of hazardous substances, if any, on our properties may cause us to incur substantial remediation costs and potential costs of indemnification in the case of properties we sell or rent to others, thus harming our financial condition. The discovery of material environmental liabilities attached to such properties could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our stockholders.

Discovery of previously undetected environmentally hazardous conditions, including mold or asbestos, may lead to liability for adverse health effects and costs of remediating the problem could adversely affect our operating results.

Under various U.S. federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims related to any contaminated property could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our security holders.

Adverse economic conditions may negatively affect our results of operations and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our investments.

Our operating results may be adversely affected by market and economic challenges, which may negatively affect our returns and profitability and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our investments. These market and economic challenges may include, but are not limited to, the following:
•
any future downturn in the U.S. economy and the related reduction in spending, reduced home prices and high unemployment could result in tenant defaults under leases, vacancies at our office, industrial, retail or multifamily properties, and concessions or reduced rental rates under new leases due to reduced demand;

•
the rate of household formation or population growth in our target markets or a continued or exacerbated economic slow-down experienced by the local economies where our properties are located or by the real estate industry generally may result in changes in the supply of or demand for apartment units in our target markets; and

•
the failure of the real estate market to attract the same level of capital investment in the future that it attracts at the time of our purchases or a reduction in the number of companies seeking to acquire properties may result in the value of our investments not appreciating or decreasing significantly below the amount we pay for these investments.

The length and severity of any economic slow-down or downturn cannot be predicted. Our operations and, as a result, our ability to make distributions to our stockholders and/or our ability to realize appreciation in the value of our properties could be materially and adversely affected to the extent that an economic slow-down or downturn is prolonged or becomes severe.

We may be adversely affected by unfavorable economic changes in the specific geographic areas where our investments are concentrated.

We expect to diversify our investments and expect that our real estate investments will be located throughout the United States. However, our investments may nonetheless result in significant concentration in one or more target markets. Our largest concentrations of investments are in California and Georgia. Adverse conditions (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) in the areas where our investments are located and/or concentrated, including any cities or towns within such target States, and local real estate conditions (such as oversupply of, or reduced demand for, office, industrial, retail or multifamily properties) may have an adverse effect on the value of our investments. A material decline in the demand or the ability of tenants to pay rent, or the general market for sales of multi-family properties in such geographic areas may result in a material decline in our cash available for distribution to our stockholders.

Inflation may adversely affect our financial condition and results of operations.

Increased inflation could have a more pronounced negative impact on any variable-rate debt we incur in the future and on our results of operations. During times when inflation is greater than increases in rent, the contracted rent increases called for under our leases may be unable to keep pace with the rate of inflation. Additionally, substantial inflationary pressures and increased costs may have an adverse impact on our tenants, which may adversely affect the ability of our tenants to pay rent.

Our Hollywood Apartments building has variable interest rate debt but has an interest rate cap which has mitigated and we believe will continue to mitigate the effect of rising interest rates. We have other loans that become floating rate loans after an initial period of years. If interest rates do not decrease before the initial period ends our interest costs on those loans will increase after the initial period.

Our success is materially dependent on attracting qualified tenants.

We will not collect revenue for a property while it is vacant and we will be responsible for all utility costs and maintenance services until we are able to lease it. Our success is dependent on the financial stability of tenants in the aggregate. If we cannot rent our properties or our tenants default on our leases or fail to comply with the terms of our leases, our operations, financial performance, and the quality and value of our properties could be negatively impacted.

We may not be able to re-lease or renew leases at the investments held by us on terms favorable to us or at all.

We are subject to risks that upon expiration or earlier termination of the leases for our properties that such properties may not be re-leased or, if re-leased, the terms of the renewal or re-leasing (including the costs of required renovations or concessions to tenants) may be less favorable than current lease terms. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by an investment. If we are unable to re-lease or renew leases for all or substantially all of our investments, or if the rental rates upon such renewal or re-leasing are significantly lower than expected, and if our reserves for these purposes prove inadequate, or if we are required to make significant renovations or concessions to tenants as part of the renewal or re-leasing process, we will experience a reduction in net income and may be required to reduce or eliminate distributions to our stockholders.

The bankruptcy, insolvency or diminished creditworthiness of our tenants under their leases or delays by our tenants in making rental payments could seriously harm our operating results and financial condition.

We will lease our properties to tenants, and we receive rents from our tenants during the terms of their respective leases. A tenant’s ability to pay rent is often initially determined by the creditworthiness of the tenant and the income of the tenant. However, if a tenant’s credit deteriorates or a tenant’s income deteriorates, the tenant may default on its obligations under its lease and the tenant may also become bankrupt. The bankruptcy or insolvency of our tenants or other failure to pay is likely to adversely affect the income produced by our real estate investments. Any bankruptcy filings by or relating to one of our tenants could bar us from collecting pre-bankruptcy debts from that tenant or its property, unless we receive an order permitting us to do so from the bankruptcy court. A tenant bankruptcy could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. If a tenant files for bankruptcy, we may not be able to evict the tenant solely because of such bankruptcy or failure to pay. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In addition, certain amounts paid to us within 90 days prior to the tenant’s bankruptcy filing could be required to be returned to the tenant’s bankruptcy estate. In any event, it is highly unlikely that a bankrupt or insolvent tenant would pay in full amounts it owes us under its lease. In other circumstances, where a tenant’s financial condition has become impaired, we may agree to partially or wholly terminate the lease in advance of the termination date in consideration for a lease termination fee that is likely less than the agreed rental amount. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold against a bankrupt entity may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. We may recover substantially less than the full value of any unsecured claims, which would harm our financial condition.

We may not obtain audited results of prior operations for certain properties in which we invest.

In some cases, we will not obtain audited operating statements regarding the prior operations of an investment. In such case, we will rely on unaudited financial information provided by the sellers of the investments. Thus, it is possible that information relied upon by us with respect to the acquisition of some of the investments may not be accurate at the time that we acquire such investment.

Significant restrictions on transfer and encumbrance of investments subject to mortgage or other debt financing are expected.

The terms of any mortgage or other debt financing applicable to an investment are expected to prohibit the transfer or further encumbrance of that investment or any interest in that investment except with the lender’s prior consent, which consent each lender is expected to be able to withhold. The relative illiquidity of the investments may prevent or substantially impair our ability to dispose of an investment at times when it may be otherwise advantageous for us to do so. If we were forced to immediately liquidate some or all of our investments, the proceeds are likely to result in a significant loss, if such a liquidation is possible at all.

We may not obtain independent third-party appraisals or valuation reports on all of our investments.

We typically may not obtain independent third-party appraisals or valuations, or other reports concerning an investment, before we invest in such investment. If we do not obtain such third-party appraisals or valuations, there can be no assurance that an investment’s value will exceed its cost or that any sale or other disposition of such investment will result in a profit. Third-party appraisals and other reports may be prepared for lenders, in which case we typically will try to obtain a copy of such appraisals and reports for review, as well as reliance letters from the third-party preparers to allow us to rely on appraisals and reports. To the extent we do not obtain such other reports or reliance letters before making an investment, the risk of such investment may be increased.

We may experience delays in the sale of an investment.

Should we need to dispose of an investment, it may not be possible to sell any or all of our investments at a favorable price, or at all, in the desired time frame. If we are unable to sell our investments in the time frames or for the prices anticipated, our ability to make distributions to you may be materially delayed or reduced, you may not be able to get a return of capital as expected or you may not have any liquidity with respect to your investment in our securities.

We face possible risks associated with climate change.

We may become subject to laws or regulations related to climate change, which could cause our business, results of operations and financial condition to be impacted adversely. Both the federal government and many of the states and localities in which we operate have enacted, and may continue to enact, certain climate change laws and regulations or have begun regulating carbon footprints and greenhouse gas emissions. Although these laws and regulations have not had any known material adverse effects on our business to date, they could result in substantial costs, including compliance costs, increased energy costs, retrofit costs and construction costs, including monitoring and reporting costs, and capital expenditures for environmental control facilities and other new equipment. We cannot predict how future laws and regulations, or future interpretations of current laws and regulations, related to climate change will affect our business, results of operations and financial condition. Additionally, the potential physical impacts of climate change on our operations are highly uncertain and may include changes to global weather patterns, which could include local changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperature averages or extremes. These impacts may adversely affect our properties, our business, financial condition and results of operations.

Additionally, there has been increasing public focus by investors, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. We may make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. If we are not effective in addressing environmental, social and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation may suffer.

Risks Related to Our Financial Position

We are subject to risks associated with debt and capital stock issuances, and such issuances may have consequences to holders of shares of our securities.

Whenever we raise additional capital through the issuance of equity securities, we could dilute the interests of holders of shares of our current outstanding securities.

Further, we may incur indebtedness in the future to finance our operations. Such indebtedness could result in important consequences to holders of our common and preferred shares, including subjecting us to covenants restricting our operating flexibility, increasing our vulnerability to general adverse economic and industry conditions, limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, requiring the use of a portion of our cash flow from operations for the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund working capital, acquisitions, capital expenditures, distributions to our stockholders and general corporate requirements, and limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

If we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investments and stockholders’ overall return will be reduced.

Although our distribution policy is to use our cash flow from operations to make distributions, we are permitted to pay distributions from any source, including offering proceeds, borrowings, or sales of assets. We have not placed a cap on the use of proceeds to fund distributions.  Until the proceeds from our offering of preferred stock pursuant to this Offering Circular are fully invested, we may not generate sufficient cash flow from operations to fund the anticipated distributions to our stockholders, including the incremental preferred stock distributions attributable to shares sold pursuant to this offering. If we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investments, and your overall return may be reduced.

We do not have guaranteed cash flow.

There can be no assurance that cash flow or profits will be generated by our investments. If the investments do not generate the anticipated amount of cash flow, we may not be able to pay the anticipated distributions to our stockholders without making such distributions from the net proceeds of any offerings of capital stock or from reserves.

While we are subject to minimum distribution requirements to maintain our status as a REIT, such distributions are not guaranteed and the availability and timing of cash distributions is uncertain.

Our ability to pay dividends is dependent on our ability to purchase, develop, or operate our assets profitably, and there are many factors that can affect the availability and timing of cash distributions to stockholders. Because we may receive rents and income from our properties and liquidations of or distributions from our securities at various times during our fiscal year, distributions paid may not reflect our income earned in that particular distribution period. The amount of cash available for distribution will be affected by many factors, including without limitation, the amount of income we will earn from investments in target assets, the amount of our operating expenses and many other variables. Actual cash available for distribution may vary substantially from our expectations.

While we intend to fund the payment of quarterly distributions to holders of our common and preferred shares entirely from distributable cash flows, we may fund quarterly distributions to our stockholders from a combination of available net cash flows, equity capital and proceeds from borrowings. In the event we are unable to consistently fund future quarterly distributions to stockholders entirely from distributable cash flows, the value of our common and preferred shares may be negatively impacted.

We are generally required to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to qualify as a REIT under the Code, which we intend to satisfy through quarterly cash distributions of all or substantially all of our REIT taxable income in such year, subject to certain adjustments. Our Board of Directors will determine the amount and timing of any distributions. In making such determinations, our directors will consider all relevant factors, including the amount of cash available for distribution, capital expenditures, general operational requirements and applicable law. We intend over time to make regular quarterly distributions to holders of our preferred shares. However, we bear all expenses incurred by our operations, and the funds generated by operations, after deducting these expenses, may not be sufficient to cover desired levels of distributions to stockholders. In addition, our Board of Directors, in its discretion, may retain any portion of such cash in excess of our REIT taxable income for working capital. We cannot predict the amount of distributions we may make over time.

We may in the future choose to pay dividends in our own stock, in which case you may be required to pay income taxes in excess of the cash dividends you receive.

We may in the future distribute taxable dividends that are payable in a combination of cash and shares of our equity securities at the election of each stockholder. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay income taxes with respect to such dividends in excess of the cash dividends received.

The IRS has issued guidance authorizing elective cash/stock dividends to be made by public REITs where a cap of at least 20% is placed on the amount of cash that may be paid as part of the dividend, provided that certain requirements are met. It is unclear whether and to what extent we would be able to or choose to pay taxable distributions in cash and stock. In addition, no assurance can be given that the IRS will not impose additional requirements in the future with respect to taxable cash/stock distributions, including on a retroactive basis, or assert that the requirements for such taxable cash/stock distributions have not been met.

Risks Related to Our Business Operations and Strategy

We may change our targeted investment and operational policies without stockholder consent.

We may change our investment and operational policies, including our policies with respect to investments (including changes to our Advisers’ targeted assets and asset allocation), acquisitions, growth, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the types of investments described in this filing. Any such changes may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect our ability to make distributions. Furthermore, a change in our asset allocation could result in our making investments in asset categories different from those described in this Offering Circular.

The ability of our Board of Directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our Charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Our future growth will depend upon our ability to acquire real estate investments in several competitive real estate markets.

Our future growth will depend, in large part, upon our initial and continued ability to acquire properties. We face significant competition with respect to our acquisition and origination of assets from many other companies, including other REITs, insurance companies, private investment funds, hedge funds, specialty finance companies and other investors.

Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Some of our competitors also may have greater financial and operational resources, larger customer bases, and more established relationships with their customers and suppliers than we do. The competitive pressures we face, if not effectively managed, may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Competition may limit the number of suitable investment opportunities offered to us and may result in higher prices, lower yields and a narrower spread of yields over our borrowing costs, making it more difficult for us to identify and pursue opportunities consistent with our objectives and to acquire new investments on attractive terms. This could delay our investment in desirable assets. Any failure to identify or consummate investments on satisfactory terms, or at all, may impede our growth, reduce our earnings per share and negatively affect our cash available for distribution to our stockholders.

Due diligence by our Advisers may not reveal all of the liabilities associated with the investments being evaluated and may not reveal other weaknesses in such investments, which could lead to investment losses.

Because we intend to purchase real estate at below-market-prices, there may not be enough time to investigate the condition of any particular investment.

Before making an investment, our Advisers will assess the strengths and weaknesses of a target investment property. The Advisers will also consider other factors and characteristics that are material to the performance of the investment. Such other factors may include the pricing trends for similar properties in the area where the target investment property is located. In making such assessments and otherwise conducting customary due diligence, our Advisers relies on resources available to them and, in some cases, an investigation by third parties. There can be no assurance that our Advisers’ due diligence process will uncover all relevant facts or that any investment will be successful.

We may experience difficulty in ultimately selling any property or groups of properties which no longer fit our investment criteria or are impractical to lease and maintain, which could force us to sell a property at a price that reduces the return to our investors.

The real estate market is affected by many factors that are out of our control, including the availability of financing, interest rates and other factors, as well as supply and demand for real estate investments. As a result, we cannot predict whether we will be able to sell any property or groups of properties which no longer fit our investment criteria or are impractical to lease and maintain on favorable terms, or whether such sale could be made at a favorable price or on terms acceptable to us. We also cannot predict the length of time which will be needed to obtain a purchaser or to complete the sale of any property.

In addition, the terms of our leases and the laws regulating REITs could impact our ability to sell any property or groups of properties. To qualify as a REIT for federal income tax purposes, we must continually satisfy various tests, including tests regarding the nature of our assets which could restrict our disposition strategy.

Lack of diversification in numbers or types of investments increases our dependence on individual investments.

Our investment strategy depends in large part on acquiring a diversified portfolio based on the number of properties or investments we acquire relative to our total assets. Such diversification reduces the risk that a default or other problem with any single property or investment will have a material negative impact on our earnings.

Currently, our investments are concentrated in nine commercial real estate properties and four multi-family residential apartment properties, located primarily in the Oakland-San Francisco Bay area in California. If, due to factors such as lack of adequate capital, or the unavailability of suitable investment opportunities, we acquire relatively few properties or acquire properties or investments that are significant (in terms of capital invested) to our overall asset size, we may be unable to reduce the degree of concentration of our portfolio, which could increase the risk of loss to stockholders if a default or other problem arises.

Additionally, property sales may reduce the aggregate amount of our property investment portfolio in value or number. As a result, our portfolio could become more concentrated, thereby further reducing the benefits of diversification by factors such as geography, property type, tenancy, or other measures. While we intend to endeavor to grow and diversify our portfolio through additional property acquisitions, we may never reach a significant size to achieve true portfolio diversity.

Our success is materially dependent on the financial stability of our tenants.

The success of our business is dependent on the financial stability of the tenants occupying our properties. A default of a tenant on its lease payments may cause us to lose some of the anticipated revenue from an investment property.

Since our portfolio is relatively small, our exposure to each tenant may be more significant than we expect. We believe that this exposure will diminish (but not entirely) as we acquire more properties. In the event of a material default, we may experience delays in enforcing our rights as landlords and we may incur substantial costs in protecting our investment and possibly re-letting the property, as the case may be. If a lease is terminated, we cannot assure our investors that the property could be leased for the same amount of rent previously received or that we could sell the property without incurring a loss.

We are dependent on our Advisers and their key personnel for our success.

We are, and will continue to be, advised by our Advisers and, pursuant to the Advisory Agreement, our Advisers is not obligated to dedicate any specific personnel exclusively to us, nor is its personnel obligated to dedicate any specific portion of their time to the management of our business.

As a result, we cannot provide any assurances regarding the amount of time our Advisers will dedicate to the management of our business. Moreover, each of our officers and non-independent directors is also an employee of our Advisers or one of its affiliates and has significant responsibilities for other investment vehicles currently managed by affiliates, and may not always be able to devote sufficient time to the management of our business. Consequently, we may not receive the level of support and assistance that we otherwise might receive if we were internally managed.

In addition, we offer no assurance that our Advisers will remain our Advisers or that we will continue to have access to our Advisers’ principals and professionals. The term of our Agreements with our Advisers only extends until the end of each calendar year, with automatic one-year renewals, and may be terminated earlier under certain circumstances. If the Agreement is terminated or not renewed and no suitable replacement is found to manage us, we may not be able to execute our business plan, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

Our Board of Directors has approved very broad investment guidelines for our Advisers and will not approve each investment and financing decision made by our Advisers unless required by our investment guidelines.

Our Advisers are authorized to follow very broad investment guidelines established by our Board of Directors. Our Board of Directors will periodically review our investment guidelines and our portfolio of assets but will not, and will not be required to, review all of our proposed investments, except in limited circumstances as set forth in our investment policies.

Our Advisers have great latitude within the broad parameters of our investment guidelines in determining the types and amounts of assets in which to invest on our behalf, including making investments that may result in returns that are substantially below expectations or result in losses, which would materially and adversely affect our business and results of operations, or may otherwise not be in the best interests of our stockholders. Transactions entered into by our Advisers may be costly, difficult or impossible to unwind by the time they are reviewed by our Board of Directors.

Because stockholders will be unable to evaluate the merits of these operational and investment guidelines, they will have to rely entirely on the ability of our Advisers and Board of Directors to formulate and follow these operational and investment guidelines.

Because we are dependent upon our Advisers and its affiliates to conduct our operations, any adverse changes in the financial or operational condition of our Advisers or its affiliates, or our relationship with them, could hinder our operating performance and the return on your investment.

We are dependent on our Advisers and their affiliates to manage our operations and acquire and manage our portfolio of real estate assets. Under the direction of our Board of Directors, and subject to our investment guidelines, our Advisers makes all decisions with respect to the management of our company. Our Advisers depend upon the fees and other compensation they receive from us, and upon their ability to attract and retain skilled personnel, in carrying out these functions. Any adverse changes in the financial or operational condition of our Advisers and their affiliates, or in our relationship with our Advisers, could hinder its ability to successfully manage our operations and our portfolio of investments, which would adversely affect us and our stockholders.

Our investments will be carried at estimated fair value as determined by our Investment Adviser and there may be uncertainty as to the value of these investments.

Substantially all of our investments are illiquid, and the securities in which we invest are not publicly traded. To determine our net asset value, our Investment Adviser estimates the fair value of our assets in conjunction with our external valuation experts.

Because such valuations are inherently uncertain, our value may fluctuate over short periods of time, and may be based on numerous estimates and assumptions, our determinations of fair value of our investments are inherently speculative and subject to errors. The value of our shares could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

We, through our Advisers, are often required to make a number of judgments in applying accounting policies, and different estimates and assumptions in the application of these policies could result in changes to our reporting of financial condition and results of operations.

Various valuation estimates are used in the preparation of our consolidated financial statements, including estimates related to asset and liability valuations (or potential impairments) and various receivables. Often these estimates require the use of market data values that may be difficult to assess, as well as estimates of future performance or receivables collectability that may be difficult to accurately predict. While we have identified those accounting policies that are considered critical and have procedures in place to facilitate the associated judgments, different assumptions in the application of these policies could result in material changes to our consolidated financial condition and results of operations.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As reliance on technology by the Company, as well as the Advisers and tenants, has increased, so have the risks posed to our systems, both internal and those we have outsourced. Our three primary risks that could directly result from the occurrence of a cyber incident include operational interruption, damage to our relationship with our tenants, and private data exposure. We have implemented processes, procedures and controls to help mitigate these risks, but these measures, as well as our increased awareness of a risk of a cyber incident, do not guarantee that our financial results will not be negatively impacted by such an incident.

Risks Related to Our Organization and Corporate Structure

Our Charter permits our Board of Directors to issue stock with terms that may subordinate the rights of common stockholders or preferred shareholders or discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Our Charter permits our Board of Directors to issue up to 80,000,000 shares of common stock and 20,000,000 preferred shares. Our Board of Directors is permitted, subject to certain restrictions set forth in our Charter, to authorize the issuance of shares of common stock and preferred stock without stockholder approval. Further, our Board of Directors may classify or reclassify any unissued shares of common or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of the stock and may amend our Charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue without stockholder approval. Thus, our Board of Directors could authorize us to issue shares of preferred stock ranking senior to our common stock with respect to distribution rights upon our liquidation, dissolution or winding up or with terms and conditions that could have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets, that might provide a premium price for holders of our common stock.

Our rights and the rights of our shareholders to recover claims against our officers, directors and our Advisers are limited.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our Charter, in the case of our directors, officers, employees and agents, and the advisory agreements, in the case of the Advisers, require us to indemnify our directors, officers, employees and agents and the Advisers and its affiliates for actions taken by them in good faith and without negligence or misconduct.

Additionally, our Charter limits the liability of our directors and officers for monetary damages to the fullest extent permitted under Maryland law. Although our Charter does not allow us to exonerate and indemnify our directors and officers to a greater extent than permitted under Maryland law, we and our stockholders may have more limited rights against our directors, officers, employees and agents, and our Advisers and its affiliates, than might otherwise exist under common law, which could reduce our investor’s and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents or the Advisers in some cases which would reduce the cash available for distributions.

Risks Related to Conflicts of Interest

The Advisory Agreements with our Advisers were not negotiated on an arm’s-length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

Our executive officers, including one of our directors, are executives of our Advisers. Our Advisory Agreements were negotiated between related parties and their terms, including fees payable to our Advisers, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Advisory Agreements because of our desire to maintain our ongoing relationship with the Advisers and its affiliates.

We may have conflicts of interest with our Advisers and other affiliates, which could result in investment decisions that are not in the best interests of our stockholders.

There are numerous conflicts of interest between our interests and the interests of our Advisers and its respective affiliates, including conflicts arising out of allocation of personnel to our activities, allocation of investment opportunities between us and investment vehicles affiliated with our Advisers, purchase or sale of properties, including from or to investment entities affiliated with our Advisers, and fee arrangements with our Advisers that might induce our Advisers to make investment decisions that are not in our best interests. Examples of these potential conflicts of interest include, but are not limited to:

•	Competition for the time and services of personnel that work for us and our affiliates;
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Compensation payable by us to our Advisers and their affiliates for their various services, which may not be on market terms and is payable, in some cases, whether or not our stockholders receive distributions;

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The possibility that our Advisers, their officers and their respective affiliates will face conflicts of interest relating to the purchase and leasing of properties and other investments, and that such conflicts may not be resolved in our favor, thus potentially limiting our investment opportunities, impairing our ability to make distributions and adversely affecting the trading price of our stock;

•
The possibility that if we acquire properties from investment entities affiliated with our Advisers or their affiliates, the price may be higher than we would pay if the transaction were the result of arm’s-length negotiations with a third party;

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The possibility that our Advisers will face conflicts of interest, since some of their officers are also our officers and two serve as directors of ours, resulting in actions that may not be in the long-term best interests of our stockholders;

•	Our Advisers have considerable discretion with respect to the terms and timing of our acquisition, disposition and leasing transactions;
•	The possibility that we may acquire or merge with our Advisers, resulting in an internalization of our management functions; and
•
The possibility that the competing demands for the time of our Advisers, their affiliates and our officers may result in them spending insufficient time on our business, which may result in our missing investment opportunities or having less efficient operations, which could reduce our profitability and result in lower distributions to stockholders.

Any of these and other conflicts of interest between us and our Advisers could have a material adverse effect on the returns on our investments, our ability to make distributions to stockholders and the trading price of our stock.

Our Advisers, their officers and their respective affiliates will face conflicts of interest relating to the purchase and leasing of real estate investments, and such conflicts may not be resolved in our favor.

Conflicts created by our Advisers’ relationships with us and with other investment entities affiliated with our Advisers or their affiliates, as described above, may severely curtail our investment opportunities, impair our ability to make distributions and reduce the value of stockholders’ investment in us. Our Advisers also advise other clients and such clients may compete with us for investments. Our Advisers have policies in place to deal with such potential conflicts, but such policies may result in other clients buying assets that may be in our best interest to purchase.

Our Advisers and the personnel they provide are not exclusively dedicated to management of our business.

If the competing demands for the time of our Advisers, their key personnel, their affiliates and our officers result in them spending insufficient time on our business, we may miss investment opportunities or have less efficient operations, which could reduce our profitability and result in lower distributions to stockholders.

We have not adopted any specific conflicts of interest policies, and, therefore, other than in respect of the restrictions placed on our Advisers in the Advisory Agreements, we will be reliant upon the good faith of our Advisers, officers and directors in the resolution of any conflict.

We do not have a policy that expressly restricts any of our directors, officers, stockholders or affiliates, including our Advisers and their officers and employees, from having a pecuniary interest in an investment in or from conducting, for their own account, business activities of the type we conduct. This may mean that our ability to access the best investments may be curtailed, which could result in greater than expected operating expense, losses and reduced distributions to our shareholders.

Risks Associated with Debt Financing

We expect to use mortgage and other debt financing to acquire properties or interests in properties and otherwise incur other indebtedness, which increases our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We are permitted to acquire real properties and other real estate-related investments, including entity acquisitions, by either assuming existing financing secured by the asset or borrowing new funds. In addition, we may incur or increase our mortgage debt by obtaining loans secured by some or all of our assets to obtain funds to acquire additional investments or to pay distributions to our stockholders. We also may borrow funds if necessary to satisfy the requirement that we distribute at least 90% of our annual “REIT taxable income” (determined without regard to the dividends paid deduction and excluding any net capital gain), or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for federal income tax purposes.

There is no limit on the amount we may invest in any single property or other asset or on the amount we can borrow to purchase any individual property or other investment. If we mortgage a property and have insufficient cash flow to service the debt, we risk an event of default which may result in our lenders foreclosing on the properties securing the mortgage and the loss of our interests in such properties if we are unable to repay or refinance.

High levels of debt or increases in interest rates could increase the amount of our loan payments, which could reduce the cash available for distribution to stockholders.

Our policies do not limit us from incurring debt. For purposes of calculating our leverage, we assume full consolidation of all of our real estate investments, whether or not they would be consolidated under the accounting principles generally accepted in the United States of America (“GAAP”).

High debt levels will cause us to incur higher interest charges, resulting in higher debt service payments, and may be accompanied by restrictive covenants. Interest we pay reduces cash available for distribution to stockholders. Additionally, with respect to our variable-rate debt, increases in interest rates increase our interest costs, which reduces our cash flow and our ability to make distributions to you. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times which may not permit realization of the maximum return on such investments and could result in a loss. In addition, if we are unable to service our debt, our lenders may foreclose on our interests in the real property that secures such debt.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and the amount of cash distributions we can make.

To qualify as a REIT, we generally will be required to distribute at least 90% of our annual taxable income (determined without regard to the dividends paid deduction and excluding any net capital gain) to our stockholders in each taxable year, limiting our ability to retain internally generated cash. Accordingly, our ability to acquire properties or to make capital improvements to or remodel properties will depend on our ability to obtain debt or equity financing from third parties or the sellers of properties. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. The interest rate may increase on some of our fixed-rate debt after the initial fixed rate period. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to stockholders and may hinder our ability to raise additional capital.

Our ability to obtain financing on reasonable terms would be impacted by negative capital market conditions.

Recently, domestic and international financial markets have experienced unusual volatility and uncertainty. Liquidity has tightened in overall financial markets, including the investment grade debt and equity capital markets. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure financing on reasonable terms, if at all.

If we are required to make payments under any “bad boy” carve-out guaranties that we may provide in connection with certain mortgages and related loans, our business and financial results could be materially adversely affected.

In obtaining certain nonrecourse loans, we may provide standard carve-out guaranties. These guaranties are only applicable if and when the borrower directly, or indirectly through agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper (commonly referred to as “bad boy” guaranties). Although we believe that “bad boy” carve-out guaranties are not guaranties of payment in the event of foreclosure or other actions of the foreclosing lender that are beyond the borrower’s control, some lenders in the real estate industry have recently sought to make claims for payment under such guaranties. In the event such claims were made against us under a “bad boy” carve-out guaranty following foreclosure on mortgages or related loans, and such claims were successful, our business and financial results could be materially adversely affected.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or “balloon” payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments would reduce the funds available for distribution to our stockholders.

We may use floating rate, interest-only or short-term loans to acquire investments.

The Real Estate Adviser has the right, in its sole discretion, to negotiate any debt financing, including obtaining (i) interest-only, (ii) floating rate and/or (iii) short-term loans to acquire Investments. If the Real Estate Adviser obtains floating rate loans, the interest rate would not be fixed but would float with an established index (probably at higher interest rates in the future). No principal would be repaid on interest-only loans. Finally, we would be required to refinance short term loans at the end of a relatively short period. The credit markets have recently been in flux and are experiencing a malaise. No assurance can be given that the Real Estate Adviser would be able to refinance with fixed-rate permanent loans in the future, on favorable terms or at all, to refinance the short-term loans. In addition, no assurance can be given that the terms of such future loans to refinance the short-term loans would be favorable to us.

Risks Related to Our Taxation as a REIT

Our failure to qualify as a REIT would result in higher taxes and reduced cash available for stockholders.

We intend to continue to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. Our initial and continued qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution, and stockholder ownership requirements on a continuing basis. Our ability to satisfy some of the asset tests depends upon the fair market values of our assets, some of which are not able to be precisely determined and for which we will not obtain independent appraisals.

If we were to fail to qualify as a REIT in any taxable year, and certain statutory relief provisions were not available, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution.

Unless entitled to relief under certain Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our securities.

Failure to remain qualified as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

We have elected to be taxed as a REIT under the federal income tax laws commencing with our taxable year ended December 31, 2014. We believe that we have and will continue to operate in a manner qualifying us as a REIT for our taxable year ended December 31, 2025, and intend to continue to so operate.

However, we cannot assure the stockholders that we will remain qualified as a REIT. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Tax counsel will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

•
we would be taxed as a regular domestic corporation, which under current law, among other things, means being unable to deduct distributions paid to stockholders in computing our taxable income and being subject to U.S. federal income tax on our taxable income at corporate income tax rates;

•	we could be subject to the federal alternative minimum tax and possibly increased state and local taxes;
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we would be required to pay taxes and, therefore, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT and for which we had taxable income; and

•	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our securities.

REIT distribution requirements could adversely affect our liquidity.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales.  To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, determined without regard to the deduction for dividends paid and excluding any net capital gain.

In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our net taxable income including any realized net capital gain. We intend to make distributions to our stockholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives.

Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. We will be subject to regular corporate income taxes on any undistributed REIT taxable income each year. In addition, we will be subject to a 4% non-deductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

Further, amounts distributed will not be available to fund investment activities. We expect to fund our investments by raising equity capital and through borrowings from financial institutions and the debt capital markets. If we fail to obtain debt or equity capital in the future, it could limit our ability to grow, which could have a material adverse effect on the value of our preferred shares.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To maintain our qualification as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, qualified real estate assets and taxable REIT subsidiaries) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer, among other limitations.

In addition, in general, no more than 5% of the value of our assets (other than government securities, qualified real estate assets and taxable REIT subsidiaries) can consist of the securities of any one issuer, and no more than 20% of the value of our assets can consist of the securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we generally must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

The tax status of the Operating Partnership and other partnerships could impact our qualification as a REIT.

If the IRS were to successfully challenge the status of the Operating Partnership or any other partnership in which we invest as a partnership or disregarded entity for U.S. federal income tax purposes, such partnerships could be subject to an entity level tax and could, depending on the circumstances, jeopardize our ability to qualify as a REIT.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we remain qualified as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes.

The stock ownership limit imposed by the Code for REITs and in our Charter may inhibit market activity in our stock and may restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of each taxable year. Our Charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT.

Unless exempted by the Board of Directors, no person may own more than 9.80% of the aggregate value of the outstanding shares of our stock or more than 9.80% in value or in number of shares, whichever is more restrictive, of the aggregate outstanding common or preferred shares of the Company. The Board of Directors may not grant such an exemption to any proposed transferee whose ownership in excess of 9.80% of the value of our outstanding shares or more than 9.80% in value or in number of shares, whichever is more restrictive, would result in the termination of our status as a REIT. These ownership limits could delay or prevent a transaction or a change in our control that might be in the best interest of our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to “qualified dividend income” payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our preferred shares.

However, under current law, individual taxpayers are entitled to claim a deduction in determining their taxable income of 20% of ordinary REIT dividends (dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us), which reduces the effective tax rate on such dividends. You are urged to consult with your tax advisor regarding the effect of this rule on your effective tax rate with respect to REIT dividends.

The prohibited transactions tax may subject us to tax on our gain from sales of property and limit our ability to dispose of our properties.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

Although we intend to acquire and hold all of our assets as investments and not for sale to customers in the ordinary course of business, the IRS may assert that we are subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property.

Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, not all of our prior property dispositions qualified for the safe harbor and we cannot assure the stockholders that we can comply with the safe harbor in the future or that we have avoided, or will avoid, owning property that may be characterized as held primarily for sale to customers in the ordinary course of business.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We intend to continue to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to remain qualified as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay to our stockholders in a calendar year is less than a minimum amount specified under the Code.

Accrued dividends with respect to the Series B Preferred Stock might be treated as taxable dividends even though holders do not receive any current cash.

The terms of the Series B Preferred Stock contemplate paying current dividends at a rate of 3% per annum, with additional rights to dividends accruing at a rate of 9% per annum, which 9% will be paid at the same time and in the same amounts per share as dividends on common stock (after holders of the common stock have received a specified yield) or upon redemption or liquidation.  The tax treatment of dividends accrued on the Series B Preferred Stock is a matter of uncertainty and may depend, in part, on whether the Series B Preferred Stock is treated as participating in corporate growth to any significant extent as determined under the applicable Code Section 305 Treasury Regulations. The Company believes that the Series B Preferred Stock will be treated as participating in corporate growth to a significant extent given the stock’s participation in dividends at the same time and in the same amounts per share with distributions paid on the common stock once the common stock has received an initial specified yield and the holders’ right to convert the Series B Preferred Stock into common stock prior to liquidation at a price that reflects future increases in the Company’s valuation. The Company's position, however, is not free from doubt, and there can be no assurance that the IRS will not take the position that the Series B Preferred Stock should not be treated as participating in the Company’s growth to any significant extent and the accrued dividends are currently taxable under the Treasury Regulations.

In the event the Series B Preferred Stock is treated as not participating in corporate growth to any significant extent within the meaning of the Code Section 305 Treasury Regulations, the IRS may take the position that the unpaid accrued dividends constitute a “redemption premium” taxable as deemed distribution under Section 305(b) and 305(c) of the Code, if the redemption premium is in excess of a statutory de minimis amount. If the accrued dividends are treated as a taxable redemption premium, such deemed distributions generally would be required to be reported as taxable income under timing principles similar to those governing the inclusion of accrued original issue discount under Section 1272(a) of the Code. Under certain circumstances, holders may have taxable income for U.S. federal income tax purposes, even though they would not receive any cash or property in connection with the increase in accrued dividends. Section 305(c) of the Code and the Treasury Regulations promulgated thereunder also contemplate other circumstances in which a taxable deemed distribution may be treated as having occurred.

Section 305(c) of the Code and the applicable Treasury Regulations, however, do not directly address whether accrued dividends will be treated as a redemption premium or otherwise might give rise to a deemed distribution under the Code, and the preamble to the Treasury Regulations explicitly provides that the IRS chose not to provide rules providing for the taxation of accrued dividends pursuant to Section 305(c) of the Code. In light of the failure of the Treasury Regulations to address the treatment of accrued dividends under Section 305(c) of the Code, the Company believes that the accrual of dividends on the Series B Preferred Stock will not be includable in the holder’s taxable income as disguised redemption premium or otherwise until such dividends are authorized by our Board of Directors, or any duly authorized committee thereof, and declared by the Company and paid in cash. In addition, because under the terms of the Series B Preferred Stock, the holder will likely realize upon the value of the accruing dividends before redemption or liquidation through their conversion rights, such accrued amounts should not be treated as a redemption premium for purposes of Section 305(c) of the Code.

If the IRS were to take a contrary position and treat an increase in the amount of accrued dividends as a current distribution under Section 305(c) of the Code, then holders may have taxable income to them for U.S. federal income tax purposes, even though holders would not receive any cash in connection with the increase in accrued dividends.

Please consult your tax advisor and read “Tax Treatment of the Company and its Security Holders” regarding the U.S. federal income tax consequences of the accrual of dividends on the Series B Preferred Stock.

The purchasers of shares of Series A Preferred Stock may have to report as current taxable income the difference between the $22.50 per share issue price and the $25 per share redemption premium as such redemption premium accretes.

The Series A Preferred Stock will be issued at a discount. Under Code section 305(c) and the regulations promulgated thereunder, certain taxpayers are required to accrue as a current dividend the accretion of a redemption premium. Given the applicable facts and circumstances, we do not believe that you will need to report the accretion of the redemption premium on a current basis, instead only upon the redemption of the Series A Preferred Stock. If the IRS determines otherwise, a Series A Preferred Stock shareholder may have to report dividend income on a current basis as the redemption premium accretes, even though such holders would not receive any cash in connection with the redemption premium's accretion.

We may be unable to generate sufficient revenue from operations, operating cash flow or portfolio income to pay our operating expenses, and our operating expenses could rise, diminishing our ability and to pay distributions to our stockholders.

As a REIT, we are generally required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To qualify for the tax benefits accorded to REITs, we intend to continue to make distributions to our stockholders in amounts such that we distribute all or substantially all our REIT taxable income each year, subject to certain adjustments.

However, our ability to make distributions may be adversely affected by the risk factors described herein. Our ability to make and sustain cash distributions is based on many factors, including the return on our investments, the size of our investment portfolio, operating expense levels, and certain restrictions imposed by Maryland law.

Some of the factors are beyond our control and a change in any such factor could affect our ability to pay future distributions. No assurance can be given as to our ability to pay distributions to our stockholders. In the event of a downturn in our operating results and financial performance or unanticipated declines in the value of our asset portfolio, we may be unable to declare or pay annual distributions or make distributions to our stockholders. The timing and amount of distributions are in the sole discretion of our Board of Directors, which considers, among other factors, our earnings, financial condition, debt service obligations and applicable debt covenants, REIT qualification requirements and other tax considerations and capital expenditure requirements as our Board of Directors may deem relevant from time to time.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our shares.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations.

The Inflation Reduction Act of 2022 (the “IRA”) includes numerous tax provisions that impact corporations, including the implementation of a corporate alternative minimum tax as well as a 1% excise tax on certain stock repurchases and economically similar transactions. However, REITs are excluded from the definition of an “applicable corporation” and therefore are not subject to the corporate alternative minimum tax. Additionally, stock repurchases by REITs are specifically excepted from the 1% excise tax. The impact of tax reform and any potential tax changes on our shares is uncertain. Investors should consult their own tax advisors regarding changes in tax laws.

Risks Related to Our Preferred Shares and Your Investment in This Offering
Because there is no market for our preferred shares and the offering price of our shares was not established on an independent basis, the actual value of preferred shares you purchase may be substantially less than what you pay.
The Stated Value of our preferred shares has been determined primarily by our capital needs. Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the proceeds that you would receive upon liquidation. Further, the offering price may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.
You are limited in your ability to sell your preferred shares pursuant to our preferred share repurchase program. You may not be able to sell any of your shares back to us, and if you do sell your shares, you may not receive the price you paid upon subscription.
The Articles Supplementary establishing the terms of the Series A, Series B, and Series C preferred stock contain a repurchase program, which may provide you an opportunity to sell your shares back to us. However, our share repurchase program contains certain restrictions and limitations on the timing of any repurchases and the repurchase price.  See “Description of Securities—Preferred Stock—Series A Preferred Share Repurchase Program; Repurchase Rights,” “Description of Securities—Preferred Stock—Series B Preferred Share Repurchase Program; Repurchase Rights,” and “Description of Securities—Preferred Stock—Series C Preferred Share Repurchase Program; Repurchase Rights.”
Therefore, you may not be able to sell any of your preferred shares back to us pursuant to the share repurchase program.  Moreover, if you do sell your preferred shares back to us, it is unlikely that you will receive the same price you paid for the preferred shares being repurchased.
You could lose the entire amount of your investment in our preferred stock.
An investment in preferred shares must be considered speculative. No assurance can be given that the holders of preferred shares will realize any return on their purchase of preferred shares or that the holders of preferred shares will not lose their entire investment. For this reason, prospective investors should carefully read this Offering Circular and should consult with their own attorneys or business advisors.

The offering of our preferred shares pursuant to this Offering Circular is made on a “best efforts” basis, and does not involve any firm commitment underwriting, escrow or minimum offering amount.
We are offering the preferred shares on a “best-efforts” basis. The fact that this is not a firm commitment offering may increase the time necessary to sell the Maximum Offering Amount. Further, there is no minimum offering amount and no escrow provision for the Offering Proceeds. Accordingly, the Offering Proceeds will be immediately available to us upon acceptance of each investor’s subscription. If limited proceeds are raised, we may not have sufficient funds to execute our business plan.
Our preferred shares will have limited transferability and liquidity.
The absence of a public market for the preferred shares could impair an investor’s ability to sell the preferred shares owned by the investor at a fair price or at all. In addition, the transfer of preferred shares will be subject to additional limitations. If an investor is able to sell preferred shares, the investor may only be able to sell them at a substantial discount to the price paid. Thus, prospective investors should consider the purchase of preferred shares as an illiquid and a long-term investment, and investors must be prepared to hold their preferred shares until redeemed. Further, the sale of the shares may have adverse federal income tax consequences.
You may be restricted from acquiring or transferring certain amounts of our preferred shares.
The stock ownership restrictions of the Code for REITs and the 9.8% stock ownership limits in our Charter may inhibit market activity in our capital stock and restrict our business combination opportunities.
In order to qualify as a REIT, five or fewer individuals, as defined in the Code to include specified private foundations, employee benefit plans and trusts, and charitable trusts, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year. To help ensure that we meet these tests, among other purposes, our Charter restricts the acquisition and ownership of shares of our capital stock.
Our Charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted, prospectively or retroactively, by our Board of Directors, our Charter prohibits any person from beneficially or constructively owning more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% in value of the aggregate of our outstanding shares of capital stock (defined to include all classes or series of stock, including both common and preferred). Our Board of Directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of such thresholds does not satisfy certain conditions designed to ensure that we will not fail to qualify as a REIT. These restrictions on transferability and ownership will not apply, however, if our Board of Directors determines that it is no longer in our best interest to continue to qualify as a REIT or that compliance is no longer required for REIT qualification.
Shares of our Series A, Series B, and Series C Preferred Stock have limited voting rights.
The preferred shares have no voting rights except on matters relating to the preferences, conversion, and other rights of the holders of preferred shares. Accordingly, holders of the preferred shares will have no vote with respect to the election of directors to the Board, the management of us or certain fundamental changes that may be proposed with respect to us. Holders of preferred shares must rely entirely on the holders of the common stock and the Board to make decisions regarding our management and operation. The affirmative vote of holders of preferred shares entitled to cast a majority of the votes entitled to be cast, voting as a class, is required to approve (i) any amendment, alteration, or repeal of any of the provisions of the respective Articles Supplementary that would materially and adversely affect any preferences, conversion, and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock or (ii) the issuance of any class or series of preferred shares that ranks senior to the Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock with respect to the payment of dividends or the distribution of assets upon our liquidation and dissolution.
Holders of Series A and C Preferred Stock will not have the opportunity to participate in Company growth to the same extent as holders of Series B Preferred Stock.
The Series A and Series C Preferred Stock entitles the holder of such shares to receive the preferred dividends prior to any distributions paid to the holders of common stock, and the holder of such preferred shares will not be entitled to receive any additional dividends based upon our performance. The Series B Preferred Stock entitles the holder of such shares to receive dividends at a rate of 3% per annum prior to any distributions paid to the holders of common stock, with the remaining 9% per annum dividend rate to accrue and be paid at the same time and in the same amounts per share with distributions paid to the holders of common stock once holders of common stock have initially received distributions equal to 10% per annum from and after December 31, 2022 on the $7.38 per share net asset value applicable to the common stock as of such date. In addition, the holders of the Series B Preferred Stock can require the conversion of their Series B Preferred Stock into shares of common stock, including on or after the third anniversary of their acquisition of such shares, valued for such purposes at the lesser of (1) $102.50 per share of common stock or (2) the Board’s most recent estimated net asset value per share of common stock if the common stock is not traded on a public exchange or at a specified market price if so traded. It is possible that, over the life of the Company, the net asset value per share of common stock will exceed $102.50. Therefore, it is possible that the Series B Preferred Stock will participate in Company growth.

The Series C Preferred Stock ranks junior to our Series A and Series B Preferred Stock.
In the event of our bankruptcy, liquidation, dissolution or winding-up of our affairs, our assets will be available to pay obligations on the Series C Preferred Stock only after all of our indebtedness and other liabilities have been paid and the Liquidation Preference of the Series A and Series B Preferred Stock has been satisfied. The rights of holders of the Series C Preferred Stock to participate in the distribution of our assets rank junior to the prior claims of our current and future creditors, the Series A and Series B Preferred Stock and any future series or class of preferred stock we may issue that ranks senior to the Series C Preferred Stock. The Series C Preferred Stock also will rank junior, with respect to dividend rights and rights upon liquidation, winding-up, or dissolution, to the Series A and B Preferred Stock (excluding the additional accrued 9% portion of the Series B Preferred Stock dividend).

The Series A, B and C Preferred Stock rank junior to all of our indebtedness and other liabilities and are effectively junior to all indebtedness and other liabilities of our subsidiaries.

In the event of our bankruptcy, liquidation, dissolution or winding-up of our affairs, our assets will be available to pay obligations on the Series A, B and C Preferred Stock only after all of our indebtedness and other liabilities have been paid. The rights of holders of the Series A, B and C Preferred Stock to participate in the distribution of our assets rank junior to the prior claims of our current and future creditors and any future series or class of preferred stock we may issue that ranks senior to the Series A, B and C Preferred Stock.

In addition, the Series A, B and C Preferred Stock effectively rank junior to all existing and future indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries and any future subsidiaries. Our existing subsidiaries are, and any future subsidiaries would be, separate legal entities and have no legal obligation to pay any amounts to us in respect of dividends due on the Series A, B and C Preferred Stock. If we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets to pay amounts due on any or all of the Series A, B and C Preferred Stock then outstanding. We and our subsidiaries have incurred and may in the future incur substantial amounts of debt and other obligations that will rank senior to the Series A, B and C Preferred Stock. We may incur additional indebtedness and become more highly leveraged in the future, harming our financial position and potentially limiting our cash available to pay dividends. As a result, we may not have sufficient funds remaining to satisfy our dividend obligations relating to our Series A, B and C Preferred Stock if we incur additional indebtedness or issue additional preferred stock that ranks senior to the Series A, B and C Preferred Stock.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.
The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the PATRIOT Act, requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Department of Treasury to prescribe regulations in connection with anti-money laundering policies of financial institutions.
The Financial Crimes Enforcement Network, or FinCEN, an agency of the Department of Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies.
It is possible that there could be promulgated legislation or regulations that would require us or our service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures.  Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our preferred shares to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective shareholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC.
In the event of delay or failure by a prospective shareholder to produce any information required for verification purposes, an application for, or transfer of, our preferred shares may be refused. We will not have the ability to reject a transfer of our preferred shares where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our Charter, are satisfied.
Risk Related to Outbreaks of Infectious Diseases

Any future pandemic or similar threat, and governmental responses thereto, could once again materially and adversely impact or disrupt our financial condition, results of operations, cash flows and performance, as well as adversely affect our and our tenants’ financial condition and results of operations.

Our operating results depend, in large part, on generating revenues from leases to residential or commercial tenants, which in turn requires tenants to generate sufficient income to pay their rents in a timely manner. The market and economic challenges created by the COVID-19 pandemic, and measures implemented to prevent its spread, adversely affected our operations and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our investments. Any future local, regional, national or international outbreak of a contagious disease, including COVID-19 and its variants, MERS, SARS, H1N1 influenza virus, avian flu or any other similar illness, could result in further increases in unemployment, decrease the willingness of customers to patronize our tenants’ retail facilities, discourage residents from renting in our multi-family communities, cause shortages of employees to staff our tenants’ operations, interrupt supplies from third parties upon which our tenants rely, cause us or our tenants to temporarily close one or more of our properties, result in governmental regulation adversely impacting our or our tenants’ businesses and otherwise have a material adverse effect on our business, financial condition and results of operations, especially where a tenant may be unwilling or unable to pay rent in full on a timely basis. In some cases, the companies in which we have invested may have to restructure tenants’ rent obligations, and they may not be able to do so on terms as favorable to us as those currently in place. Numerous state, local, federal, and industry-initiated efforts may also affect property owners’ ability to collect rent or enforce remedies for the failure to pay rent. This may lead to reduction or cancellation of distributions, which will in turn effect our ability to pay our expenses and to pay distributions to our shareholders.

Risks Relating to Potential Rescission Claims

Previous issuances of common shares under our dividend reinvestment program may have violated certain federal and/or state securities laws, and shareholders could file suit to seek rescission of such securities.

During the period beginning June 2021 and ending December 2021, in an offering pursuant to our registration statement on Form N-2, we made sales of securities under our dividend reinvestment program pursuant to a deficient registration statement (which registrant statement became deficient by virtue of our inadvertently failing to amend the registration statement to include the then-current audit report of our auditors). Consequently, the offer and sale of securities pursuant to the Form N-2 may have failed to comply fully with Section 5 of the Securities Act which may trigger a right of rescission under the Securities Act for investors that purchased shares of our common stock during this period under our dividend reinvestment program.

Accordingly, we may have liability to purchasers of such securities if they were to file suit against us; the remedy could be to repurchase such securities at their purchase price plus statutory interest, less the amount of any income received with respect to such shares.

There may be claims relating to our possible non-compliance with federal and/or state securities laws relating to the deficient Form N-2 referenced above, and we may continue to be contingently liable for rescission or damages of an indeterminate amount.

It is possible that regulators could pursue enforcement actions or impose penalties and fines against us with respect to any violations of securities laws relating to the issuance of dividend reinvestment program shares under the deficient Form N-2 referenced above.

If we have to repurchase shares as discussed above, it may affect our cash balances.

If we have to repurchase shares of our common stock issued under the deficient registration statement referenced above, such rescission payments will be funded from our existing cash balances. Any rescission payments would reduce funds available to us for our operations. If all persons issued shares without registration were to successfully file suit and force rescission, we could need to pay a total of approximately $865,000 and our results of operations, cash balances or financial condition will be negatively affected.

Risks Relating to Issuance of Warrants

There are unresolved issues related to rights of the warrant holder.

In February 2025, we issued pre-funded and unfunded warrants to a single institutional investor pursuant to warrant agreements that granted the investor the right to share in dividends. This dividend right is undisputed with respect to pre-funded warrants to purchase up to 1,292,265 shares of common stock (although after August 2025, this issue became moot when the investor exercised all its prefunded warrants). However, the Company did not agree to pay dividends on unfunded warrants to purchase 4,239,448 shares of common stock. Nonetheless, the investor has taken the position that dividends are payable on its unfunded warrants. The Company attempted to resolve this misunderstanding with the investor, but no resolution has been reached.

The holder of unfunded warrants could assert claims for dividends on the unfunded warrants.

The unfunded warrants became exercisable at the end of August 2025, six months after issuance of the warrants. From and after that time, the holder of the unfunded warrants could bring claims for participation rights in any dividends declared by the Company on its common stock. While the Company has suspended the payment of dividends on its common stock while experiencing negative cash flow, such potential claims by the holder of the unfunded warrants could be material if and when the Company re-starts dividend payments.

DETERMINATION OF OFFERING PRICE AND MARKET PRICE

Initial Offering Price
The initial offering price and Stated Value per share for our Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock were arbitrarily determined by our Adviser.
Determination of Market Price
We are not stating a market price for the shares of Series A Preferred Stock, the Series B Preferred Stock, or the Series C Preferred Stock offered under this Offering Circular because there is no market for any series of our preferred shares.
Valuation of Our Real Properties
It is our intent to use independent valuation experts with experience conducting appraisals or valuations in each of our target markets. We will select our appraisers based on their familiarity with real estate and their ability to track and adjust valuations based on real-world events that may materially impact the value of our assets. Our Adviser will be responsible for ensuring that the independent valuation expert discharges its responsibilities in accordance with our valuation guidelines as herein described, and will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility. All such independent 3rd party appraisals shall be conducted in conformance with the Uniform Standards of Professional Practice.
According to our guidelines, we will ask our real estate appraisers to develop “open market value” for our properties. Open market value is also known as “fair value.” In order to establish a fair value, we will ask our appraisers to consider three factors:
•	Sales Comparison
•	Income Production
•	Cost to Rebuild
Net Asset Value
Previous to our common stock being traded on the OTCQX and listed on the Nasdaq Capital Market, we prepared an estimate of net asset value (“NAV”) of our common stock, which we will no longer do.
No Warrants Offered
We are not offering any warrants to any investor as an inducement to invest in us.
We are not offering any warrants, nor are there any warrants held by any officer, director, promotor or other affiliated person or entity.
For the purpose of this Offering Circular, a warrant is defined as an obligation by us to accept money for purchase of shares at a predetermined price.
PLAN OF DISTRIBUTION
We are offering up to $72,623,871.20 in our preferred shares pursuant to this Offering Circular, up to $62,498,871.20 in the primary offering on a “best efforts” basis, and $10,125,000.00 through our dividend reinvestment program. Of these totals, we are offering $11,149,774.24 of Series A, $25,674,548.48 of Series B, and $25,674,548.48 of Series C which are on “best efforts” basis, and $3,375,000.00 through our dividend reinvestment program for each Series, or 150,000 shares each.
We have entered a Marketing Services Agreement with Arete to act as our dealer manager for this offering. Arete may be an underwriter within the meaning of the Securities Act in connection with its activities in this offering. Arete has no commitment to purchase any preferred shares and will manage the offering process with other broker‑dealers and sell directly to persons purchasing through advisory accounts. Arete will receive a Dealer Manager Fee of up to 1.9% of the gross offering proceeds as compensation for acting as the dealer manager, a portion of which fee may be waived or re-allowed to Selling Agents by Arete when wholesaling fees are not incurred. Arete will retain a portion of this amount and will pay the balance to its wholesalers (who are also employed by the Manager). When Arete sells to persons buying preferred shares in an investment advisory account, Arete will receive the 1.9% Dealer Manager Fee in lieu of all commissions.

Except as provided below, Selling Agents will receive selling commissions of 7.0% of the gross proceeds of preferred shares sold in the offering, and we may pay them a 1.1% Marketing Support Fee. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the preferred shares. The total compensation paid to broker‑dealers will not exceed 10.0% of the gross proceeds of preferred shares sold in the offering, and if the offering terminates prior to reaching the maximum offering proceeds, broker‑dealers will immediately refund any amount of compensation in excess of 10.0%.

We will not pay selling commissions or Dealer Manager Fees on shares issued under our DRIP.

We have agreed to indemnify the participating broker‑dealers, including Arete, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the Marketing Services Agreement. The broker‑dealers participating in the offering of preferred shares are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any preferred shares will be sold. Any person acting as a broker‑dealer will not be indemnified by us for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; and (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our shares were offered or sold as to indemnification for violations of securities laws.

Our executive officers and directors and their immediate family members, as well as officers and employees of our Adviser and its affiliates and their immediate family members and other individuals designated by management, and, if approved by our Board of Directors, may purchase preferred shares in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. We expect that a limited number of preferred shares will be sold to individuals so designated by management, net of all selling commissions and Dealer Manager Fees, shortly after the commencement of the offering. However, except for certain share ownership restrictions contained in our Charter, there is no limit on the number of preferred shares that may be sold to such persons. In addition, the selling commission and the Dealer Manager Fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales to certain institutional investors, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The amount of net proceeds to us will not be affected by reducing or eliminating the selling commissions or the Dealer Manager Fee payable in connection with sales to such institutional investors and affiliates. Our Adviser and its affiliates will be expected to hold their preferred shares purchased as stockholders for investment and not with a view towards distribution.

We are offering volume discounts to investors who purchase more than $250,000 worth of our preferred shares through the same selected broker‑dealer in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected broker‑dealer will be reduced. The following table shows the discounted price per Share and the reduced selling commissions payable for volume sales of our preferred shares.

Dollar Amount of preferred shares Purchased	Purchase Price per Incremental Unit in Volume Discount Range(1)	Reduced Commission Rate
$1 – $ 250,000	$25.00	7.0%
$250,001 – 500,000	24.75	6.0%
$500,001 – 750,000	24.50	5.0%
$750,001 – 1,000,000	24.25	4.0%
$1,000,001 –1,500,000	24.00	3.0%
$ 1,500,001 and up	23.75	2.0%

(1)	Assumes a $25.00 per Share offering price. Discounts will be adjusted appropriately for changes in the offering price, as, for example, for the Series A being sold at $22.50.
We will apply the reduced selling price per Share and selling commissions to the incremental preferred shares within the indicated range only. Thus, for example, assuming a price per Share of $25, a purchase of $500,000 would result in a weighted average purchase price of approximately $24.87 per Share as shown below:

•	$250,000 at $25.00 per Share (total: 10,000 preferred shares) and a 7.0% commission;
•	$250,000 at $24.75 per Share (total: 10,101 preferred shares) and a 6.0% commission
To qualify for a volume discount as a result of multiple purchases of our preferred shares you must use the same selected broker‑dealer and you must mark the “Additional Investment” space on the subscription agreement. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space. Once you qualify for a volume discount, you will be eligible to receive the benefit of such discount for subsequent purchases of preferred shares through the same selected broker‑dealer.

To the extent purchased through the same selected broker‑dealer, the following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:
•	an individual, his spouse, their children under the age of 21 and all pension or trust funds established by each such individual;
•	a corporation, partnership, association, joint‑stock company, trust fund or any organized group of persons, whether incorporated or not;
•	an employees’ trust, pension, profit‑sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and
•	all commingled trust funds maintained by a given bank.
In the event a person wishes to have his order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

Only preferred shares purchased in our offering pursuant to this Offering Circular are eligible for volume discounts. Preferred shares issued through our DRIP will not count toward the threshold limits listed above that qualify you for the different discount levels. In the ordinary course of business, Arete and/or its affiliates may in the future engage in financial advisory, investment banking and other transactions with us for which customary compensation will be paid.

Offering Amount and Distribution
We are offering a maximum of $72,623,871.20 of our shares at an anticipated offering price of $22.50 per share for the Series A or $25.00 per share for the Series B and C. The minimum purchase requirement is $5,000 in shares; however, we can waive the minimum purchase requirement in our sole discretion.
We will hold bi-monthly closings of the offering, providing an effective date of the first of the month for subscriptions accepted on or prior to the 15th of the month, and an effective date of the 1st of the following month for subscriptions accepted between the 16th and the last day of each month.  Upon acceptance of subscriptions, we will immediately use the proceeds for the purposes described in this Offering Circular.
How to Subscribe
To subscribe for preferred shares, an investor must complete and sign the Subscription Agreement attached hereto as Appendix A, selecting whether you are purchasing Series A, Series B, or Series C Preferred Stock. The investor must deliver to our transfer agent, MacKenzie Capital Management, LP, the fully executed Subscription Agreement and a check for the full subscription price made payable to “MacKenzie Realty Capital, Inc.”  The mailing address follows:
MacKenzie Realty Capital, Inc.
89 Davis Road, Suite 100
Orinda, CA 94563

If you elect to participate in both the dividend reinvestment program, dividends earned from shares purchased will automatically be reinvested pursuant to such program. For a discussion of our dividend reinvestment program, see “Series A, B and C Preferred Stock Dividend Reinvestment Program,” and Appendix B.

Acceptance of Subscriptions
We have the right, to be exercised in our sole discretion, to accept or reject any subscription in whole or in part for a period of 30 days after receipt of the subscription. Any subscription not accepted within 30 days of receipt will be deemed rejected.
Investment Limitations
Generally, if you do not fall within the definition of a “Qualified Purchaser”, no sale may be made to you in this offering.
An investment in our preferred shares involves significant risks and is only suitable for persons who have adequate financial means, desire a relatively long-term investment, and will not need liquidity from their investment. This investment is not suitable for persons who seek liquidity or guaranteed income, or who seek a short-term investment.
Generally, if you are not an “accredited investor” as defined in Rule 501(a) of Regulation D (17 CFR Sec. 230.501(a)) no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to sec.gov.
As a Tier 2 Regulation A offering, investors must comply with the 10% limitation to investment in the Offering. The only investor in this Offering exempt from this limitation is an Accredited Investor, as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an Accredited Investor:
(i)    You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;
(ii)   You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase shares (please see below on how to calculate your net worth);
(iii)  You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;
(iv)  You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares, with total assets in excess of $5,000,000;
(v)   You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, as amended, or the Investment Company Act, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;
(vi)  You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;
(vii) You are a trust with total assets in excess of $5,000,000, your purchase of shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares; or
 (viii) You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.
Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, or Net Worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares.
Reports
Reporting Requirements under Tier 2 of Regulation A.
We will continue to comply with our ongoing reporting obligation faced by issuers under the Exchange Act.
Delivery of Reports
We shall be deemed to have made a report available to each stockholder as required if we have either (i) filed such report with the SEC via its EDGAR system and such report is publicly available on such system, or (ii) made such report available on any website maintained by us and available for viewing by the stockholders.
Tax Information
On or before March 31st of the year immediately following our tax year, which is currently January 1 through December 31, we will send to each stockholder such tax information as shall be reasonably required for federal and state income tax reporting purposes.
Stock Certificates
We do not anticipate issuing stock certificates representing shares purchased in this Offering to the stockholders. However, we are permitted to issue stock certificates and may do so at the request of our transfer agent. The number of shares held by each stockholder, and each stockholder’s percentage of the aggregate outstanding shares, will be maintained by our transfer agent.
USE OF PROCEEDS
Our preferred shares will be offered at $22.50 per share for Series A and $25.00 per share for Series B and C.  We expect to use substantially all of the net proceeds from this Offering, including the dividend reinvestment program (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of Investments.

We expect that any expenses or fees payable to our Adviser for its services in connection with managing our daily affairs, including but not limited to, the selection and acquisition or origination of our investments, will be paid from cash flow from operations.

If such fees and expenses are not paid from cash flow (or waived) they will reduce the cash available for investment and distribution and will directly impact our NAV.  See “Management Compensation” for more details regarding the fees that will be paid to our Adviser and its affiliates.

We may not be able to promptly invest the net proceeds of this Offering in Investments.  In the interim, we may invest in short-term, highly liquid or other authorized investments, subject to the requirements for qualification as a REIT. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments.
SERIES A, B AND C PREFERRED STOCK DIVIDEND REINVESTMENT PROGRAM
The Dividend Reinvestment Program (“DRIP”) provides holders of record of our preferred shares an opportunity to automatically reinvest all of their cash distributions received on the preferred shares in additional preferred shares at a discounted price.  The following discussion summarizes the principal terms of the DRIP.  Appendix B to this Offering Circular contains the full text of our DRIP.

The Plan will be administered by the Administrator, or any successor bank or trust company that we may from time to time designate. Certain of the administrative support to the Administrator may be performed by its designated affiliates.

Our Series A, Series B, and Series C Preferred Stock purchased directly from us under the Plan will be priced at $22.50 per share, a 10% discount with respect to the Series B and C offering price. Any shares sold pursuant to the DRIP are considered part of the shares offered under this Offering Circular.  At the conclusion of this Offering, we hope to continue the DRIP through another exempt offering of preferred shares, but continued participation in the DRIP may be subject to available exemptions in your state; therefore, we reserve the right to restrict participation in the DRIP to residents of only some states. The DRIP highlights include:

•	Any holder of preferred shares may elect to participate in the DRIP.
•	Preferred shares are issued at a 10% discount to the Stated Value of $25 per Share, or at $22.50 per share.
•	Shares purchased will be maintained in your name in book-entry form at no charge to you.
•	Detailed recordkeeping and reporting will be provided at no charge to you.
•	You may opt-out of the DRIP at any time.
•	Holders of Series A Preferred Stock in the DRIP will be issued Series A Preferred Stock.
•	Holders of Series B Preferred Stock in the DRIP will be issued Series B Preferred Stock, each purchased at the discounted price above, but with a new Stated Value of $25 per Share.
•	Holders of Series C Preferred Stock in the DRIP will be issued Series C Preferred Stock, each purchased at the discounted price above, but with a new Stated Value of $25 per Share.

GENERAL INFORMATION ABOUT US
Organization
MacKenzie Realty Capital, Inc. (the “Parent Company” together with its subsidiaries as discussed below, collectively, the “Company,” “we,” “us,” or “our”) was incorporated under the general corporation laws of the State of Maryland on January 27, 2012. We have elected to be treated as a real estate investment trust (“REIT”) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). We are authorized to issue 100,000,000 shares, of which (i) 80,000,000 are designated as common stock, with a $0.0001 par value per share; and (ii) 20,000,000 are designated as preferred stock, with a $0.0001 par value per share. We commenced our operations on February 28, 2013, and our fiscal year-end is June 30.

We are registered under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), and we will continue to file periodic reports on Form 10-K, Form 10-Q, and Form 8-K, as well as file proxy statements and other reports required under the Exchange Act.

We filed our initial registration statement with the Securities and Exchange Commission (“SEC”) in 2012 and have since completed multiple public offerings of our common stock. On April 29, 2024, our common stock became eligible for trading on the OTCQX Best Market under the ticker symbol “MKZR”. Subsequently, on November 6, 2024, The Nasdaq Stock Market (“Nasdaq”) approved the listing of our common stock, and trading commenced on the Nasdaq Capital Market on November 11, 2024.

We are externally managed by MacKenzie Capital Management, LP (“MacKenzie”) under a turnkey administration agreement dated and effective as of January 1, 2021 (the “Administration Agreement”). MCM Advisers, LP (the “Investment Adviser”), an affiliate of MacKenzie, advises us in our assessment, acquisition, and divestiture of securities under the advisory agreement amended and restated effective January 1, 2021 (the “Amended and Restated Investment Advisory Agreement”). Another affiliate of MacKenzie, MacKenzie Real Estate Advisers, LP (the “Real Estate Adviser”; together, the “Investment Adviser” and the “Real Estate Adviser” may be referred to as “Adviser” or “Advisers” as appropriate) advises us in our assessment, acquisition, and divestiture of real estate assets. We pursue a strategy focused on investing primarily in real estate assets, and to a lesser extent (intended to be less than 20% of our portfolio) in illiquid or non-traded debt and equity securities issued by U.S. companies generally owning commercial real estate. These companies are likely to be non-traded REITs, small-capitalization publicly traded REITs, public and private real estate limited partnerships, and limited liability companies.

Our wholly owned subsidiary, MRC TRS, Inc. (“TRS”), was incorporated under the general corporation laws of the State of California on February 22, 2016, and operated as a taxable REIT subsidiary. MacKenzie NY Real Estate 2 Corp. (“MacKenzie NY 2”), a wholly owned subsidiary of TRS, was formed for the purpose of making certain limited investments in New York companies. We terminated TRS effective December 31, 2022, after the sale of its sole investment and transferred the ownership of MacKenzie NY 2 to the Parent Company. The financial statements of TRS (through its termination date) and MacKenzie NY 2 have been consolidated with the Parent Company. Effective tax year 2023, MacKenzie NY 2 has elected to be treated as a taxable REIT subsidiary.

On May 20, 2020, we formed an operating partnership, MacKenzie Realty Operating Partnership, LP (the “Operating Partnership”) for the purpose of acquiring and operating real estate assets. As of June 30, 2025, we own all limited partnership units of the Operating Partnership except for 81,909.89 Class A Limited Partnership units, 1,063,504.34 Series A preferred units and 43,212.86 Series B preferred units. Upon a limited partner’s request for redemption or upon liquidation of the Operating Partnership, the 81,909.89 Class A Limited Partnership units are convertible into the Company’s shares of common stock on a 1:1 conversion ratio or, at the Company’s election, for cash based upon the 10-day average trading price of the Company’s common stock on a 1:1 basis. As a result of the Company’s 1-for-10 common stock reverse stock split (the “Reverse Stock Split”) on August 4, 2025, discussed below, the Class A Limited Partnership units are convertible into the Company’s common stock on a 10:1 basis subsequent to the Reverse Stock Split. Upon a request of a holder of Series A or Series B preferred units, the Company may elect to repurchase such units with the Company’s common stock based upon the volume weighted average price per share of common stock for the twenty (20) trading days prior to the repurchase date, or at the Company’s election or upon liquidation, the 1,063,504.34 Series A preferred units are entitled to a liquidation preference of $26,587,609 (based on the stated value of $25 per share for the Series A preferred units) and the 43,212.86 Series B preferred units are entitled to a liquidation preference of $1,080,322 (based on the stated value of $25 per share for the Series B preferred units). The Parent Company has contributed $98,692,635 in capital to the Operating Partnership since inception; thus, the Class A, Series A and Series B preferred units represent approximately 22.41% of all capital contributions.

In March 2021, we, together with our joint venture partners, formed two operating companies: Madison-PVT Partners LLC (“Madison”) and PVT-Madison Partners LLC (“PVT”), to acquire and operate two residential apartment buildings located in Oakland, California. We own 98.45% and 98.75% of equity units of Madison and PVT, respectively. The joint venture partners own the remaining 1.55% and 1.25% of equity units of Madison and PVT, respectively, and also hold a carried interest in both companies. We are the controlling majority owner of both companies; therefore, effective March 31, 2021, we have consolidated the financial statements of these companies.

On April 13, 2021, we filed a preliminary offering circular (the “Offering Circular”) pursuant to Regulation A with the SEC to sell up to $50 million of shares of our Series A preferred stock at an initial offering price of $25 per share. We filed a post-effective amendment to the Offering Circular on October 14, 2022, and increased the offering to sell up to $75 million of shares of our Series A preferred stock. We filed a second post-effective amendment to the Offering Circular on November 1, 2023, which amended the offering to sell an aggregate of up to $75 million of shares of either our Series A preferred stock or our Series B preferred stock. This post-effective amendment to the Offering Circular terminated on November 1, 2024. We filed a new offering circular (the “Second Offering Circular”) in December 2024 to sell an aggregate of up to approximately $71.30 million of shares of either our Series A preferred stock or our Series B preferred stock at an offering price of $25 per share. The Second Offering Circular was qualified by the SEC on January 29, 2025. In June 2025, we filed a post-effective amendment to the Second Offering Circular to permit the sale of up to $72.90 million of Series A, Series B, and Series C preferred stock, at an offering price of $22.50 per Series A share and $25.00 per Series B or Series C share.

In November 2024, we filed a new shelf registration statement on Form S-3 (the “Form S-3 Registration Statement”) to sell our common and preferred stock, warrants, rights and units up to an aggregate of $75 million. The Form S-3 Registration Statement was declared effective by the SEC on January 15, 2025. Also on January 15, 2025, we entered into an Equity Distribution Agreement (the “ATM Sales Agreement”) with Maxim Group LLC (the “Sales Agent” or “Maxim”) pursuant to which we may issue and sell shares of our common stock, covered by the prospectus supplement filed with the SEC on January 15, 2025 and accompanying base prospectus dated January 15, 2025 (together, the “ATM Prospectus”) from time to time through or to the Sales Agent, acting as our agent or principal (subject to compliance with Regulation M). Sales of shares of our common stock under the ATM Prospectus may be made in negotiated transactions (including block transactions) or transactions that are deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on Nasdaq or sales made to or through a market maker other than on an exchange, subject to maintaining compliance with General Instruction I.B.6 of Form S-3 which requires that in no event will we sell securities in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75 million. Under the terms of the ATM Sales Agreement, we also may sell shares, our common stock, to the Sales Agent, as principal for its own account (subject to compliance with Regulation M), at a price to be agreed upon at the time of sale. If we sell shares to the Sales Agent, as principal (subject to compliance with Regulation M), we will enter into a separate agreement with the Sales Agent and we will describe the agreement in a separate prospectus supplement or pricing supplement.

On February 28, 2025, we entered into a securities purchase agreement with a single institutional investor. Under the agreement, the Company offered and sold in a registered direct offering (the “Registered Offering”), 153,403.40 shares of the Company’s common stock, $0.0001 par value per share, and pre-funded warrants to purchase up to 129,226.50 shares of common stock; and, in a concurrent private placement and together with the Registered Offering, warrants to purchase up to an aggregate of 423,944.85 shares of common stock. The purchase price for each share and the exercise price for each warrant was $17.10 per share, and the purchase price for each pre-funded warrant was $17.099 per share. The common stock warrants consist of Series A common stock warrants and Series B common stock warrants. The Series A common stock warrants to purchase up to 141,314.95 shares of common stock became exercisable six months after the closing date of the offering and expire 18 months from the date of issuance. The Series B common stock warrants to purchase up to 282,629.90 shares of common stock became exercisable six months after the date of issuance and expire five years from the date of issuance. The Company and the single institutional investor have no other material relationships. All share and warrant amounts described have been adjusted to give effect to the Reverse Stock Split that became effective on August 4, 2025.

On October 4, 2021, through the Operating Partnership, we acquired a 90% economic interest in Hollywood Hillview Owner, LLC (“Hollywood Hillview”), a Delaware limited liability company, to acquire and operate a multifamily building (“Hollywood Apartments”) located in Los Angeles, California. The remaining 10% economic interest in Hollywood Hillview is owned by an unaffiliated third party, True USA, LLC (“True USA”). Hollywood Hillview owns 100% of the membership interests in PT Hillview GP, LLC (the “PT Hillview”). We are the controlling majority owner of Hollywood Hillview; therefore, effective December 31, 2021, we have consolidated the financial statements of Hollywood Hillview.

On January 25, 2022, through the Operating Partnership, we acquired a 98% limited liability company interest in MacKenzie-BAA IG Shoreline LLC (“MacKenzie Shoreline”), formed to acquire, renovate, and own the 84-unit multifamily building located at 1841 Laguna Street, Concord, CA. The joint venture partners own the remaining 2% of the limited liability company interest as well as a carried interest. We are the controlling majority owner of the MacKenzie Shoreline; therefore, effective June 30, 2022, we have consolidated the financial statements of MacKenzie Shoreline.

On April 1, 2022, we, and our newly formed, wholly owned subsidiary, FSP Merger Sub, Inc. (“Merger Sub”) entered into a reverse triangular merger agreement with FSP Satellite Place Corp. (“FSP Satellite”), pursuant to which the Merger Sub merged with and into FSP Satellite with FSP Satellite as the surviving entity, but renamed MacKenzie Satellite Place Corp. (“MacKenzie Satellite”), effective June 1, 2022, at which time MacKenzie Satellite became our wholly owned subsidiary. MacKenzie Satellite owns the Satellite Place Office Building, a six-story Class “A” suburban office building containing approximately 134,785 rentable square feet of space located on approximately 10 acres of land in Duluth, GA. The former shareholders of FSP Satellite received cash or shares of the Company, based upon their election. All former shareholders of FSP Satellite holders elected to be paid in cash with the exception of two shareholders who elected to receive common and preferred stock in the amount of $27,503 and $13,752, respectively. Subsequent to the completion of the merger, we have consolidated the financial statements of MacKenzie Satellite effective June 30, 2022.

On May 6, 2022, the Operating Partnership purchased 100% of the membership interests in eight limited liability companies (each a “Management Company”) and one parcel of entitled land from The Wiseman Company, LLC (“Wiseman”) for $18,333,000 and $3,050,000, respectively. Each Management Company is the sole general partner and owns all general partnership interest in a limited partnership (each a “Wiseman Partnership”) that owns a Class A or B office property in Napa, Fairfield, Suisun, or Woodland, California (the “Wiseman Properties”). As part of the purchase agreement, $4,650,000 of the purchase price was paid through the issuance of 206,666.67 Preferred Units of the Operating Partnership and $750,000 of the land purchase price was paid through the issuance of 77,881.62 Class A units of the Operating Partnership. We have consolidated the financial statements of the eight limited liability companies, which hold the general partnership interests in the limited partnerships, effective June 30, 2022.

Wiseman is a full-service real estate syndicator, developer, broker, and property manager founded in 1979. Concurrently with acquiring the Management Companies and land from Wiseman, the Operating Partnership also negotiated the right to acquire the limited partnership interests in each Wiseman Partnership at pre-determined prices over a two-year period that expired in May 2024. Management believed this transaction was strategically important as it focuses the portfolio on our desired geographic area (Western United States) and created a captive pipeline of properties. We completed the acquisition of all of the limited partnership interests in five of the eight partnerships prior to the expiration of the two-year window, and one shortly thereafter via a separate agreement. We may acquire the remaining limited partnership interests via separate agreements in the future, but there is no agreement or obligation to do so. We acquired all the limited partnership interests in, and therefore all the equity in, the following partnerships on the following dates: First & Main, LP (“First & Main”) in July 2022, 1300 Main, LP (“1300 Main”) in October 2022, Woodland Corporate Center Two, LP (“Woodland Corporate Center Two”) in January 2023, Main Street West, LP (“Main Street West”) in February 2023, One Harbor Center, LP in May 2024 and Green Valley Medical Center, LP in August 2024. Some of these acquisitions were paid in all cash, and some were purchased through issuance of 459,620.35 and 43,212.86 of the Operating Partnership’s Series A and Series B preferred units, respectively. We consolidated the financial statements of these six limited partnerships after we completed the acquisition of the limited partnership interests in each of these Wiseman Partnerships.

On February 6, 2023, we formed a new entity, MRC Aurora, LLC (“MRC Aurora”) for the purpose of owning, developing, and renovating certain real property and building and improvements located at 5000 Wiseman Way, Fairfield, California (the “Aurora Land”), and thereafter leasing, managing, renting, and potentially selling the completed project (the “Aurora at Green Valley”). The Parent Company is the manager and the Operating Partnership is the sole common member of MRC Aurora. The Operating Partnership contributed the Aurora Land to MRC Aurora in exchange for the common membership interest in MRC Aurora. Construction of the Aurora at Green Valley, which consists of three residential buildings and a clubhouse, began in September 2024. The clubhouse opened in June 2025 for pre-leasing activities and the first residential building was completed in July 2025, with leasing commencing in August 2025. The remaining two buildings were completed in September 2025, with leasing expected to commence shortly thereafter. The construction of Aurora at Green Valley was financed through $10 million of preferred capital ($7.23 million from outside investors and $2.77 million from the Operating Partnership) and a $17.15 million construction loan from Valley Strong Credit Union. The Operating Partnership holds 100% of the voting rights, and we, as the manager, have the managing and operating rights of MRC Aurora. Therefore, we consolidate the financial statements of MRC Aurora. As of June 30, 2025, the Operating Partnership has contributed $4.60 million (including the value of the Aurora Land) in exchange for common units and $2.77 million in exchange for preferred units in MRC Aurora and we have raised $7.23 million in exchange for preferred units from outside investors.

On September 1, 2023, we formed 220 Campus Lane, LLC (“220 Campus Lane”) to acquire, lease and operate a vacant office building located at 220 Campus Lane, Fairfield, CA (“220 Campus Lane Office Building”) and Campus Lane Residential, LLC (“Campus Lane Residential”) to acquire and develop a parcel of vacant land adjacent to 220 Campus Lane Office Building into a multi-family residential community. 220 Campus Lane acquired the 220 Campus Lane Office Building, and Campus Lane Residential acquired the vacant land in September 2023. The entitlement process for the vacant land is currently underway. Our goal is to commence construction in spring 2026; however, this is subject to the city’s approval of our development application submitted in April 2024 and to securing the necessary financial resources. The Campus Lane Residential development project is now known as Blue Ridge at Suisun Valley (“Blue Ridge”). We own 100% of 220 Campus Lane and Campus Lane Residential; therefore, we consolidated the financial statements of these companies after the acquisitions were completed on September 8, 2023.

On January 1, 2024, the Operating Partnership acquired 100% membership interest in GV Executive Center, LLC (“GVEC”), which owns an office building located in Fairfield, California known as “Green Valley Executive Center” from Patterson Real Estate Services LP (“PRES”), an affiliate of our Advisers, for a net purchase price of $8,703,127, which was paid through issuance of 386,805.64 Series A preferred units of the Operating Partnership. The net acquisition price was determined based on the price paid for the building by the affiliate in August 2022 adjusted for the company’s other current assets and liabilities as of the acquisition date. The acquisition of GVEC was approved by our Independent Directors.

On August 26, 2024, the Company entered into a letter agreement with Maxim to provide general financial advisory and investment banking services to the Company in connection with, among other things, strategic planning, potential uplisting to a U.S. exchange (Nasdaq, New York Stock Exchange), and potential rights offering, equity issuance or other mechanisms to enhance corporate and shareholder value. In connection with the agreement, the Company issued to Maxim’s affiliate in a private placement 13,300 shares of common stock, representing approximately 1% of the Company’s outstanding stock. The common stock does not have any conversion rights.

On January 30, 2025, the Company entered into a letter agreement with Outside The Box Capital Inc. (“OTB Capital”) to provide marketing and distribution services to communicate information about the Company. In connection with the agreement, the Company issued 8,583.70 shares of common stock to OTB Capital in a private placement. The common stock issued to OTB Capital does not have any conversion rights.

On May 8, 2025, we formed a new wholly owned subsidiary, Innovate Napa, LLC (“Innovate Napa”), to enter into a master lease of a portion of the Main Street West Office Building in connection with the refinancing of the Main Street West loan.

Our wholly owned subsidiary, MRC QRS, Inc. (“MRC QRS”), a qualified REIT subsidiary incorporated in Delaware on May 22, 2025, was formed to acquire and hold non-traded REIT shares.

On August 4, 2025, the Company effected a 1-for-10 Reverse Stock Split of its common stock, increasing the par value from $0.0001 per share to $0.001 per share. However, on the same date, the Company amended its charter to decrease the par value back to $0.0001. The Reverse Stock Split did not change the number of authorized shares of common stock. Prior to the Reverse Stock Split, the Company had 16,760,978 shares of common stock outstanding. Immediately following the Reverse Stock Split (and after giving effect to the payment of cash in lieu of fractional shares), the Company had 1,675,776 shares of common stock outstanding. No fractional shares were issued as a result of the Reverse Stock Split. Stockholders entitled to receive a fractional share instead received a cash payment equal to the fraction of a share multiplied by the closing price of the Company’s common stock on The Nasdaq Capital Market on August 1, 2025, as adjusted for the Reverse Stock Split, without interest. All common share and per-share information in the accompanying consolidated financial statements and notes have been retroactively adjusted to reflect the Reverse Stock Split.

As of June 30, 2025, we have raised approximately $125.44 million from our common stock public offerings (including $4.80 million from our Registered Offering and the concurrent private placement, and $1.50 million from the ATM offering), $18.74 million from our Series A preferred stock offering and $3.11 million from our Series B preferred stock offering pursuant to the Second Offering Circular. As of June 30, 2025, we have issued shares of common stock, Series A preferred stock and Series B preferred stock with gross proceeds of $15.56 million, $0.44 million and $0.01 million, respectively, under our dividend reinvestment plans (each a “DRIP” and together the “DRIPs”). Of the total shares issued by us as of June 30, 2025, approximately $14.28 million and $0.11 million, respectively, worth of shares of common stock and Series A preferred stock have been repurchased under our share repurchase program. As of June 30, 2025, we have 1,578,192.98 shares of common stock, 766,176.57 shares of Series A preferred stock and 116,112.32 shares of Series B preferred stock outstanding.

Investment Strategy
Our investment objective is to generate current income and capital appreciation through debt and equity real estate-related investments. Our Independent Directors (as defined in Part II, Item 10 of this Annual Report on Form 10-K) review our investment policies periodically, at least annually, to confirm that our policies are in the best interests of our stockholders. Each such determination and the basis thereof are contained in the minutes of our Board of Directors meetings.

We seek to accomplish our objective by rigorously analyzing the value of and risks associated with potential acquisitions, and, for up to 20% of our total assets, by acquiring real estate securities at significant discounts to their net asset value.
We intend to expand our investment strategy to include acquisition of distressed real properties. Like our other investments, we would expect to hold distressed properties and infuse funds as necessary to extract unrealized value.
Our Corporate Information
Our offices are currently located at 89 Davis Road, Suite 100, Orinda, CA 94563 and our telephone number is (925) 631-9100 or (800) 854-8357. We relocated to our current address from 1640 School Street, Moraga, CA 94556 in June 2018.
Investments
We engage in various investment strategies to achieve our overall investment objectives. The strategy we select depends upon, among other things, market opportunities, the skills and experience of the Adviser's investment team and our overall portfolio composition. We generally seek to acquire assets that produce ongoing distributable income for investors, yet with a primary focus on purchasing such assets at a discount from what the Adviser estimates to be the actual or potential value of the real estate.
Our investment strategies since our inception have included making loans to or investments in previously syndicated projects that had encountered difficulties with occupancy, financing, tenant improvements or other cash needs.  Since entering the current recession, certain of our portfolio companies have encountered additional cash shortfalls, and, in one case so far, we have provided additional capital to the extent that we now own the majority of the project (such as Addison Corporate Center).  We may encounter future opportunities to provide needed cash, and, in such cases, we would seek to consolidate the portfolio company into our financial statements, which is a key reason for dropping our BDC status.
We intend to continue our historical activities related to tender offers for shares of non-traded REITs in order to boost our short-term cash flow and to support our dividends, subject to the constraint that such securities will not exceed 20% of our portfolio.  We believe this niche strategy will allow us to pay dividends that are supported by cash flow rather than paying back investors’ capital, although there can be no assurance that some portion of any distribution is not a return of capital.  This strategy can boost cash-flow in two ways: (1) most such non-traded REITs pay regular cash distributions (even though COVID-19 prompted some to temporarily stop or cut back the distributions); and (2) when such non-traded REIT shares are liquidated or sold and we realize a profit from having purchased the shares at a discount to the underlying net asset value.
Types of Investments
We target the following real estate-related investments which may include equity interests in LLCs, tenancies-in-common, mortgages, loans, bonds, other real estate-related investment entities, or direct ownership of real property. Since dropping our BDC status, we intend to purchase primarily majority interests in properties so that we can consolidate them into our financial statements.  We may purchase minority interests but we intend that such investments will constitute less than 20% of our portfolio.  We do not invest in general partnerships, joint ventures, or other entities that do not afford limited liability to their security holders. However, limited liability entities in which we invest may hold interests in general partnerships, joint ventures, or other non-limited liability entities.
Investment Selection
Our Adviser's investment team is responsible for all aspects of our investment process. The current members of the investment team are Glen Fuller, Chip Patterson, Robert Dixon, Angche Sherpa, and Christine Simpson. The investment strategy involves a team approach, whereby potential transactions are screened by various members of the investment team.
Our process for acquiring targeted real estate typically involves three steps: (i) identifying assets of the type we may be interested in acquiring; (ii) evaluating the assets to estimate their value or potential value to us, and (iii) either acquiring such assets directly or through our network of real estate partners. Different circumstances may require different procedures, or different combinations of procedures, and we adjust our acquisition strategy to fit the circumstances. Nonetheless, the typical stages of our investment selection process are as follows:
Deal Generation/Origination
We source investments through long-standing relationships with real estate operators, developers, industry contacts, brokers, commercial and investment bankers, entrepreneurs, services providers such as lawyers and accountants, as well as current and former clients, portfolio companies and investors. Our Adviser's investment team supplements these lead generators by also utilizing broader marketing efforts, such as advertisements in real estate periodicals, newspapers and other publications, attendance at prospective borrower industry conventions and the like.

Screening
In screening potential investments, the Adviser's investment team utilizes a value-oriented investment philosophy and commits resources to managing downside exposure.
Due Diligence
In conducting due diligence, the Adviser uses publicly available information as well as information from its relationships with former and current management teams, investors, consultants, competitors, and investment bankers. Our Adviser's due diligence typically includes:
•	review of operating history, appraisals, market reports, vacancies, deferred maintenance;
•	review of historical and prospective financial information and regulatory disclosures;
•	research relating to the property’s management, industry, markets, products and services, and competitors;
•	verification of collateral; and
•	appraisals or opinions of value by third party advisers.
Upon the completion of due diligence and a decision to proceed with an investment, the investment professionals leading the investment present the investment opportunity to the Adviser's investment team, which then determines whether to pursue the potential investment. Additional due diligence with respect to any investment may be conducted on our behalf by attorneys and independent accountants prior to the closing of the investment, as well as other outside third-party advisers, as appropriate. Any fees and expenses incurred by the Adviser to oversee due diligence investigations undertaken by third parties are subject to reimbursement by us, if not otherwise reimbursed by the prospective borrower, which reimbursements are in addition to any management or incentive fees payable by us under the advisory agreement (the “Investment Advisory Agreement”).
Monitoring
Our Adviser monitors our investments on an ongoing basis. Our Adviser has several methods of evaluating and monitoring the performance and value of the assets in which we invest, which include the following:
•	Assessment of success in adhering to business plans and compliance with covenants;
•	Periodic and regular contact with property management to discuss financial position, requirements, and accomplishments;
•	Comparisons to other properties in the geographic area or sector, if any;
•	Attendance at and participation in our board meetings; and
•	Review of monthly and quarterly consolidated financial statements and financial projections for properties.
Staffing
We do not currently have any employees. Our day-to-day investment operations are managed by the Adviser. Our Adviser may hire additional investment professionals, based upon its needs. We also entered into an administration agreement with MacKenzie (the “Administration Agreement”), under which we reimburse MacKenzie for our allocable portion of overhead and other expenses incurred by it in performing its obligations, including rent, the fees and expenses associated with performing compliance functions, and the compensation of our chief financial officer, our chief compliance officer (or "CCO"), and any administrative support staff.  We have also retained MacKenzie as our transfer agent, for which we have been reimbursing them for certain software development costs.
Board Approval of the Investment Advisory Agreement
Our investment advisory and administrative services agreements were approved by our Board of Directors in January 2021. Such approvals were made on the basis of an evaluation satisfactory to our Board of Directors including a consideration of, among other factors, (i) the nature, quality, and extent of the advisory and other services to be provided under the agreements, (ii) the investment performance of the personnel who manage REITs with objectives similar to ours, to the extent available,  (iii) comparative data with respect to advisory fees or similar expenses paid by other REITs with similar investment objectives, to the extent available and (iv) information about the services to be performed and the personnel performing such services under each of the agreements.
We were incorporated by our Promoter, MacKenzie Capital Management, LP. Its affiliates, MacKenzie Real Estate Advisers, LP and MCM Advisers, LP also serve as our Advisers, pursuant to the Advisory Agreements, see Exhibit 6.7 and 6.8.
The management of our investment portfolio is the responsibility of our Advisers and their investment committees (each member, a “Portfolio Manager”), which will initially be composed of Glen Fuller, Chip Patterson, Robert Dixon, Angche Sherpa, and Christine Simpson. For more information regarding the business experience of the investment committee, see “Management — Board of Directors and Executive Officers.” The Advisers’ investment committee must approve each new investment that we make. The Portfolio Managers are not employed by us and do not hold any of our common stock. Further, none of the Portfolio Managers are primarily responsible for managing any other fund or account, nor do they receive any direct compensation from us or any other account or fund. Chip Patterson is a full-time employee of our Administrator and receives a fixed salary for the services he provides.

COMPANY POLICY REGARDING CERTAIN ACTIVITIES
Issuing Securities Senior to Preferred Shares
Our current policy is to not issue securities superior to our Series A and Series B Preferred Stock, or to issue securities senior to Series C Preferred Stock other than Series A or B Preferred Stock.  This Policy cannot be changed by the officers and directors without a vote of the holders of the preferred shares.
Borrowing Money

We intend to purchase real estate assets. We may choose:
o	to borrow money to help with the purchase of property;
o	to borrow money to help with the rehabilitation of already purchased property;
o	to borrow money against (leverage) already owned properties to help with the purchase and rehabilitation of other properties; and
o	to borrow money to facilitate our daily operation.
Making Loans to Others
Our current policy does not allow us to make loans to individuals. This policy may be changed by the Board of Directors without a vote by the shareholders.

We have no history of making loans to other individuals.
Investing for Purpose of Controlling Other Entities
We may invest to take over control of others, obtain control of others, or merge with other entities. This policy may be changed by the officers or the Board of Directors without a vote by the shareholders.

We have some history of investing in the securities of other issuers for the purpose of exercising control, as we did with Addison Corporate Center.
Underwriting the Securities of Other Issuers
Our current policy does not allow us to underwrite the securities of other issuers. This policy may be changed by the officers or the Board of Directors without a vote by the shareholders.

We have no history of underwriting the securities of other issuers.

Acting as an Investment Company
Our current policy does not allow us to primarily engage in the purchase and sale (or turnover) of our investments. We intend to elect to be treated as a REIT. As such, we will be required to invest most all of our capital in real estate.

However, we envision that there may be instances where we will need to invest in assets other than real estate, such as:
•	if a large number of investors invest through this Offering close in time to each other, it will take time for us to identify appropriate real estate investments;
•	We may continue to invest up to 20% of our total assets in real estate securities; or
•	if we have capital not in use, we may invest the capital for a short or long period of time in something other than real estate.
If some or all of these happen, we will invest the capital not invested in real estate in other assets or securities, but securities will not comprise more than 20% of our portfolio.

This policy may be changed by the officers or the Board of Directors without a vote by the shareholders.

We previously engaged in the purchase and sale of investment securities as a BDC.

Using Company Stock to Acquire Investments
We may use our stock or OP units to acquire property.

We have a history of using our OP Units to acquire property, such as we did with the Addison Corporate Center and the Wiseman transactions.

Redemption of Preferred Shares
Please see below in “Description of Securities—Preferred Stock—Optional Early Redemption” for all of the details on our policy on redemption of preferred shares.

We may decide to reacquire our preferred shares when appropriate.

Annual Reports to Stockholders
Our current policy is to issue reports to shareholders four times a year:
•	An annual report substantially on the SEC’s Form 10-K, which will include our financials audited by our auditor;
•	A quarterly report after quarters 1, 2, and 3, in the form of the SEC’s Form 10-Q, which will include financials for the subject quarter, but the financials will not be audited by our auditor.

Our current policy is to make a report available to each stockholder by filing such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system.
INVESTMENT STRATEGIES AND POLICIES
Investment Objectives
Our investment objectives include:
Purchase Real Estate Assets at attractive prices
By purchasing real estate at attractive prices, we intend to maximize the number of properties, i.e., investments, that can be acquired using the Proceeds of this Offering.

Develop Rental Income Stream
We intend to acquire real estate assets and up to 20% real property-backed securities for our REIT. As we acquire Investments, these Investments will serve as the base of rental income. Rental income is our intended means of generating operating profits, supplemented by our limited investments in real estate securities, which we hope to distribute to our Shareholders.

Preserve Capital and Grow Capital
By acquiring Investments at attractive prices, we believe that the overall value of our assets will be significantly improved as operations improve and/or renovations are made. Such acquisitions also mean that we may be able to preserve capital during downward trends in the real estate market.

Market Opportunity
Based on our Adviser’s prior experience, we believe that recent market events make this an opportune time to invest in properties for the purpose of long-term investment.

Primary Investments in Real Estate
We intend to acquire real estate throughout the United States.

Our Adviser, through its affiliates, has established a strong deal sourcing and transaction execution presence in these regions of the United States.

We will not make any investments outside of the United States.
Types of Real Estate to be Acquired
We intend to use substantially all of the proceeds of this Offering to acquire, manage, renovate or reposition, operate, selectively leverage, lease and, following appropriate holding periods, opportunistically sell multifamily and commercial real estate properties.
Proposed Plan of Operations

Acquiring Property
We intend to acquire a portfolio of multifamily and commercial real estate properties utilizing an equity acquisition strategy.

We may acquire properties that are distressed in order to maximize the amount of real estate that can be acquired using the proceeds of this Offering.

We believe we can acquire distressed properties in at least two ways:
Our investment strategies since our inception have included making loans to or investments in previously syndicated projects that had encountered difficulties with occupancy, financing, tenant improvements or other cash needs.  Certain of our portfolio companies have encountered additional cash shortfalls, and, in some cases, we have provided additional capital to the extent that we owned the majority of the project (such as, previously, in the case of Addison Corporate Center and the Britannia investment).  We may encounter future opportunities to provide needed cash, and, in such cases, we would seek to consolidate the portfolio company into our financial statements.
In addition to properties acquired in multiple stages, as described above, we may acquire distressed properties by direct purchases.  When we purchase properties directly, we will generally rely on a local sponsor, manager, or general partner with relevant market knowledge and proven track record of turning around distressed properties.

In many cases, properties will require significant renovation. Proceeds from this Offering will also be used to fund such renovation efforts.
Financing Investment Acquisitions
We anticipate that, with respect to Investments either acquired with debt financing or refinanced, the debt financing amount generally would be up to approximately 70% of the acquisition price of a particular Investment.

Particular Investments may be more highly leveraged. Further, the Adviser expects that any debt financing for an Investment will be secured by that Investment or the interests in an entity that owns that Investment.

The aggregate indebtedness of our investment portfolio is expected to be approximately 50-60% of the all-in cost of all portfolio investments (direct and indirect).

We will have the ability to exercise discretion as to the types of financing structures we utilize. For example, we may obtain new mortgage loans to finance property acquisitions, acquire properties subject to debt or otherwise incur secured or unsecured indebtedness at the property level at any time. The use of leverage will enable us to acquire more properties than if leverage is not used. However, leverage will also increase the risks associated with an investment in our preferred shares. See “Risk Factors.”

Leveraging Investments
Leverage, as used in this Offering Circular, means the borrowing of money based on the equity available in certain Investments.  The use of leverage will enable us to acquire more properties than if leverage is not used. However, leverage will also increase the risks associated with an Investment in our preferred shares. See “Risk Factors.”

The Adviser may also elect to enter into one or more credit facilities with financial institutions. Any such credit facility may be unsecured or secured, including by a pledge of or security interest granted in our assets.

The Board has authorized the Adviser to leverage any investment to a maximum of 80% of the appraised value, said appraised value established at the time of submitting a loan application.

Manner of Liquidating Investments
Investments may be disposed of by sale on an all-cash basis or upon other terms as determined by the Adviser in its sole discretion. We may accept purchase money obligations and other forms of consideration (including other real properties) in exchange for one or more investments. In connection with acquisitions or dispositions of investments, we may enter into certain guarantee or indemnification obligations relating to environmental claims, breaches of representations and warranties, claims against certain financial defaults and other matters, and may be required to maintain reserves against such obligations. In addition, we may dispose of less than 100% of our ownership interest in any investment in the sole discretion of the Adviser.
We will consider all viable exit strategies for our investments, including single asset and/or portfolio sales to institutions, investment companies, real estate investment trusts, individuals, and 1031 exchange buyers.
Growth Policy
Our policy is to acquire properties primarily for the accumulation of capital gains.
Diversity in Investments
Our aim is that no more than 10% of all capital will be invested in any specific property. We will seek to procure as many investments that we can in order to meet this policy consideration, but our Board may decide to exceed this guideline from time to time.
No Guarantee as to Success
We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Adviser will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets.  Our Board of Directors will review our investment guidelines at least annually to determine whether our investment guidelines, property selection criteria, leverage policy and other investment policies continue to fulfill our investment objectives and continue to be in the best interests of our shareholders.

Our investment policies will provide the Adviser with substantial discretion with respect to the selection, purchase and sale of specific Investments, subject to the limitations in the Advisory Agreement. We may revise the investment policies, which are described below, without the approval of our stockholders. We will review the investment policies at least annually to determine whether the policies are in the best interests of our stockholders.

Prospective Investors are reminded that an investment in us is speculative and that we may or may not succeed and that any investment a Potential Investor makes may be lost.
Investment in Real Estate Mortgages
We may invest in real estate mortgages and bridge financing.
Investment in Other Securities
We intend to conduct operations so that we will not be required to register as an investment company under the Investment Company Act.

We expect that our investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the Investment Company Act. In order to maintain an exemption from regulation under the Investment Company Act, we intend to engage primarily in the business of buying real estate, and these investments are expected to be made within a year after the Offering ends.

If we are unable to invest a significant portion of the proceeds of the Offering in properties within one year of the termination of such Offering, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns, which would reduce the cash available for distribution to stockholders and possibly lower your returns.

In the event we cannot invest all of the proceeds of this Offering in real estate as we are required to do, we would invest money in low-yield, U.S. Government Securities, or maintain the liquidity of such proceeds until they may be invested in real estate.

To qualify for an exemption under the Investment Company Act, we are required to hold at least 60% of our assets in real property.  The Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.  Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. Government securities.  We intend, however, to limit our securities portfolio to 20% of our total assets.

It is possible that the staff of the SEC could disagree with any of our determinations.  If the staff of the SEC were to disagree with our analysis under the Investment Company Act, we would need to adjust our investment strategy.  Any such adjustment in our strategy could have a material adverse effect on us.

Although we will monitor our holdings and income in an effort to comply with the exclusions contained in the Investment Company Act, there can be no assurance that we will be able to remain in compliance or to maintain our exclusion from registration. Any of the foregoing could require us to adjust our strategy, which could limit our ability to make certain investments or require us to sell assets in a manner, at a price or at a time that we otherwise would not have chosen.  Compliance with exclusion from the Investment Company Act may also require that we not sell certain property or assets to maintain such exclusion from registration.  This could negatively affect the value of our preferred shares, the sustainability of our business model and our ability to make distributions.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:
•	limitations on capital structure;
•	restrictions on specified investments;
•	restrictions on leverage or senior securities;
•	restrictions on unsecured borrowings;
•	prohibitions on transactions with affiliates; and
•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us.  Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us.  In addition, if we purchase or sell any real estate assets to avoid becoming an investment company under the Investment Company Act, our net asset value, the amount of funds available for investment and our ability to pay distributions to our shareholders could be materially adversely affected.
TAX TREATMENT OF THE COMPANY AND ITS SECURITY HOLDERS
WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR PREFERRED STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

The following is a summary of the current material U.S. federal income tax considerations relating to our company, our election to be taxed as a REIT and the purchase, ownership or disposition of our securities offered pursuant to this Offering Circular. For purposes of this discussion, references to “we,” “our” and “us” mean only MacKenzie Realty Capital, Inc., and not its subsidiaries, except as otherwise indicated. This summary is for general information only and is not intended as individual tax advice. The information in this summary is based on:
•	the Code;
•	current, temporary and proposed Treasury regulations promulgated under the Code;
•	the legislative history of the Code;
•	current administrative interpretations and practices of the IRS; and
•	court decisions;
in each case, as of the date of this Offering Circular. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and holders of its securities. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT, and the statements in this Offering Circular are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.  This summary does not discuss any state, local or non-U.S. tax consequences associated with the purchase, ownership, or disposition of our securities or our election to be taxed as a REIT. You are urged to consult your tax advisors regarding the tax consequences to you of:
•	the acquisition, ownership and sale or other disposition of our securities, including the United States federal, state, local, foreign and other tax consequences;
•	our election to be taxed as a REIT for United States federal income tax purposes; and
•	potential changes in the applicable tax laws.
Tax matters are very complicated and the tax consequences to a U.S. person or a Non-U.S. person of an investment in our securities will depend on the facts of his, her, or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any possible changes in the tax laws.

Federal Income Taxation of MRC

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code and applicable Treasury Regulations, which set forth the requirements for qualifying as a REIT, commencing with our taxable year beginning January 1, 2014.  We believe that we have been organized and operated in a manner so as to qualify for taxation as a REIT under the Code and we intend to continue to operate in such a manner.  No assurance, however, can be given that we in fact have qualified or will remain qualified as a REIT. See “—Failure to Qualify”.

Our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Husch Blackwell LLP.  Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy those requirements.  Further, the anticipated federal income tax treatment described in this discussion may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.  The information in this section, is based on the Code, current, temporary and proposed Treasury Regulations, the Code legislative history, current IRS administrative interpretations and practices, and court decisions.  The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this Offering Circular.  No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law, or adversely affect existing interpretations of existing law, on which the opinion and the information in this section are based.  Any change of this kind could apply retroactively to transactions preceding the date of the change. Even if there is no change in applicable law, no assurance can be provided that the statements made in the following discussion, will not be challenged by the IRS or will be sustained by a court if so challenged.

The remainder of this section discusses U.S. federal income tax consequences to us and to our stockholders as a result of our election to be taxed as a REIT. For as long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on net income that we currently distribute to stockholders. This treatment substantially eliminates the “double taxation” (at the corporate and security holder levels) that generally results from investment in a “C” corporation. A “C” corporation is a corporation that generally is required to pay tax at the corporate level, and C corporations are currently taxed at a flat 21.0% rate for federal income tax purposes. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. Notwithstanding a REIT election, however, we will be subject to federal income tax in the following circumstances:
•
First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains, provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level.

•
Second, if we have (i) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

•
Third, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100.0% tax on prohibited transactions.

•
Fourth, if we should fail to satisfy the 75.0% gross income test or the 95.0% gross income test (as discussed below), and have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a tax in an amount equal to the greater of either (i) the amount by which 75.0% of our gross income exceeds the amount qualifying under the 75.0% test for the taxable year or (ii) the amount by which 95.0% of our gross income exceeds the amount of our income qualifying under the 95.0% test for the taxable year, multiplied in either case by a fraction intended to reflect our profitability.

•
Fifth, if we should fail to satisfy any of the asset tests (as discussed below) for a particular quarter and do not qualify for certain de minimis exceptions but have nonetheless maintained our qualification as a REIT because certain other requirements are met, we will be subject to a tax equal to the greater of (i) $50,000 or (ii) the amount determined by multiplying the highest corporate tax rate by the net income generated by the nonqualifying assets that caused us to fail such test.

•
Sixth, if we fail to satisfy REIT requirements (other than the income or asset tests) and the violation is due to reasonable cause and not due to willful neglect, we will maintain our REIT status but we must pay a penalty of $50,000 for each such failure.

•
Seventh, if we should fail to distribute during each calendar year at least the sum of (i) 85.0% of our REIT ordinary income for such year; (ii) 95.0% of our REIT capital gain net income for such year (for this purpose such term includes capital gains which we elect to retain but which we report as distributed to our stockholders; see “Annual Distribution Requirements” below); and (iii) any undistributed taxable income from prior years, we would be subject to a 4.0% excise tax on the excess of such required distribution over the amounts actually distributed.

•
Eighth, we would be subject to a 100.0% penalty tax with respect to amounts received (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us, our tenants and a taxable REIT subsidiary were not comparable to similar arrangements among unrelated parties.

•
Ninth, if we sell property subject to the built-in gains tax, we will be subject to a corporate level tax on such built-in gains if such assets are sold during the five-year period following the acquisition of such property.  Built-in gain assets are assets whose fair market value exceeds the REIT’s adjusted tax basis at the time the asset was acquired from a C corporation and our initial tax basis in the asset is less than the fair market value of that asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Treasury Regulations exclude from the application of this built-in gains tax any gain from the sale of property we acquire in an exchange under Section 1031 (a like-kind exchange) or 1033 (an involuntary conversion) of the Code.

•	Tenth, our subsidiaries that are C corporations, including our “taxable REIT subsidiaries,” generally will be required to pay federal corporate income tax on their earnings.
•
Eleventh, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the stockholder in our capital stock.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(i)	that is managed by one or more trustees or directors;
(ii)	that issues transferable shares or transferable certificates of beneficial interest to evidence its beneficial ownership;
(iii)	that would be taxable as a domestic corporation but for Code Sections 856 through 860;
(iv)	that is not a financial institution or an insurance company within the meaning of the Code;
(v)	that is beneficially owned by 100 or more persons;
(vi)
not more than 50.0% in value of the outstanding capital stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year after applying certain attribution rules;

(vii)	that makes an election to be treated as a REIT for the current taxable year or has made an election for a previous taxable year which has not been terminated or revoked; and
(viii)	which meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Condition (vi) must be met during the last half of each taxable year.  For purposes of determining stock ownership under condition (vi), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual.  However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (vi).  MRC should satisfy conditions (v) and (vi) based upon existing ownership. If we fail to satisfy these stock ownership requirements, we will fail to qualify as a REIT.  We believe that we have been organized, have operated and have issued sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (i) through (viii), inclusive, during the relevant time periods. In addition, our Charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (v) and (vi) above.  These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (v) and (vi) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate.  If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (vi) above, we will be treated as having met this requirement.  See “—Failure to Qualify”.  In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year and we comply with the recordkeeping requirements of the Code and the Treasury Regulations promulgated thereunder.  We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries

In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10.0% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes, including such partnership’s or limited liability company’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes in which it owns an interest, would be treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of Our Operating Through Partnerships and Limited Liability Companies.”

We have sufficient control of our subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity.  In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code.  If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary generally will be disregarded for federal income tax purposes.  Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT.  All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself for all purposes under the Code, including all REIT qualification tests.  A qualified REIT subsidiary of ours will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

The Bipartisan Budget Act of 2015 adopted a centralized partnership audit regime generally applicable to U.S. federal income tax audits of partnerships (potentially including partnerships in which we are a partner) and the collection of any tax resulting from such audits or other tax proceedings. Under the new rules, which are generally effective for taxable years beginning after December 31, 2017, among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is generally determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level in the year the audit is finalized, although in certain cases, the partnership can require the partners, instead of the partnership, to pay any resulting tax. Therefore, partnerships in which we directly or indirectly invest could be required to pay additional taxes, interest, and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The potential application of the centralized partnership audit regime to a partnership or limited liability company in which we invest is governed by the Code and applicable Treasury Regulations, as well as the provisions of each partnership or limited liability company agreement and elections made by the partnership representative on behalf of the partnership.

Ownerships of Interests in Taxable REIT Subsidiaries

A “taxable REIT subsidiary” is an entity taxable as a corporation in which we own stock and that elects with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing more than 35.0% of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of ours. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

Generally, a taxable REIT subsidiary can perform impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. Subject to the tests described below, a taxable REIT subsidiary may own assets that are not considered real estate assets. Therefore, we may utilize taxable REIT subsidiaries to hold certain non-REIT qualifying investments. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to us. In addition, we will be obligated to pay a 100.0% penalty tax with respect to some payments that we receive or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements among us, our tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

Income Tests

In order for us to maintain qualification as a REIT, certain separate percentage tests relating to the source of our gross income must be satisfied annually. First, at least 75.0% of our gross income (excluding gross income from prohibited transactions) for each taxable year generally must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property,” gain, and, in certain circumstances, interest) or from certain types of temporary investments.  Second, at least 95.0% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) for each taxable year must be derived from such real property investments described above, dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

Rents received by us will qualify as “rents from real property” in satisfying the above gross income tests only if several conditions are met.  First, the amount of rent generally must not be based in whole or in part on the income or profits of any person.  However, amounts received or accrued generally will not be excluded from “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Second, rents received from a tenant will not qualify as “rents from real property” if we, or a direct or indirect owner of 10.0% or more of our stock, actually or constructively owns 10.0% or more of such tenant (a “Related Party Tenant”).  We may, however, lease our properties to a taxable REIT subsidiary and rents received from that subsidiary generally will not be disqualified from being “rents from real property” by reason of our ownership interest in the subsidiary if at least 90.0% of the property in question is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space, as determined pursuant to the rules in Code Section 856(d)(8).

Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15.0% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.”  This 15.0% test is based on relative fair market value of the real and personal property.  If the rent attributable to personal property does not exceed 15.0% of the total rent received under the lease, then the portion of the rent attributable to such personal property will qualify as “rents from real property” and the personal property will be treated as a real estate asset for purposes of the 75.0% assets test (as discussed below).  In addition, in the case of any obligation secured by a mortgage on both real and personal property, if the fair market value of such personal property does not exceed 15.0% of the total fair market value of all such property, interest on such obligation is qualifying interest for purposes of the 75.0% gross income test and the obligation will be treated as a real estate asset for purposes of the 75.0% assets test.

Generally for rents to qualify as “rents from real property” for the purposes of the gross income tests, we are only allowed to provide services that are both “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Income received from any other service will be treated as “impermissible tenant service income” unless the service is provided through an independent contractor that bears the expenses of providing the services and from whom we derive no revenue or through a taxable REIT subsidiary, subject to specified limitations.  The amount of impermissible tenant service income we receive is deemed to be the greater of the amount actually received by us or 150.0% of our direct cost of providing the service. If the impermissible tenant service income exceeds 1.0% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1.0% of our total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

To the extent our taxable REIT subsidiaries pay dividends, we generally will derive our allocable share of such dividend. Such dividend income will qualify under the 95.0%, but not the 75.0%, gross income test. We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75.0% or 95.0% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. The relief provisions generally will be available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, and, following the REIT’s identification of the failure to meet either of the gross income tests, a description of each item of the REIT’s gross income shall be included in a schedule for the relevant taxable year that is filed in accordance with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

Hedging Transactions

From time to time, we or our subsidiaries may enter into hedging transactions with respect to one or more of our or our subsidiaries’ assets or liabilities. Our or our subsidiaries’ hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75.0% and 95.0% gross income tests. A “hedging transaction” means (1) any transaction entered into in the normal course of our or our subsidiaries’ trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75.0% or 95.0% gross income test (or any property which generates such income or gain) or (3) any hedging transaction entered into in connection with the extinguishment of specified indebtedness or disposal of property with respect to a position entered into under (1) or (2) above, if the position would be ordinary property. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT; however, no assurance can be given that our hedging activities will give rise to income that qualifies for purposes of either or both of the gross income tests.
Prohibited Transaction Income

Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized either directly or through any subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100.0% penalty tax, unless certain safe harbor exceptions apply.  This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT.  Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction.  We do not intend, and do not intend to permit any of our subsidiary partnerships or limited liability companies, to enter into any sales that are prohibited transactions.  However, the IRS may successfully contend that some or all of the sales made by our subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100.0% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100.0% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

Currently, our taxable REIT subsidiaries do not provide any services to our tenants or conduct other material activities. However, a taxable REIT subsidiary of ours may in the future provide services to certain of our tenants and pay rent to us. We intend to set any fees paid to our taxable REIT subsidiaries for such services, and any rent payable to us by our taxable REIT subsidiaries, at arm’s length rates, although the amounts paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100.0% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid, or on the excess rents paid to us.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy six tests relating to the nature of our assets.

1.
At least 75.0% of the value of our total assets must be represented by “real estate assets,” cash, cash items and government securities. Our real estate assets include, for this purpose, our allocable share of real estate assets held by the partnerships in which we own an interest, and the non‑corporate subsidiaries of these partnerships, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long term debt. Real estate assets are defined to include debt instruments issued by publicly offered REITs that are not secured by a real estate asset (a “nonqualified publicly offered REIT debt instrument”). Although treated as a real estate asset, the gain on the sale of a nonqualified publicly offered REIT debt instrument does not qualify for purposes of the 75.0% gross income test and not more than 25.0% of the value of our total assets may be represented by nonqualified publicly offered REIT debt instruments.

2.	Not more than 25.0% of the value of our total assets may be represented by securities, other than those in the 75.0% asset class.

3.
Except for certain investments in REITs, qualified REIT subsidiaries, and taxable REIT subsidiaries, the value of any one issuer’s securities owned by us may not exceed 5.0% of the value of our total assets.

4.	Except for certain investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, we may not own more than 10.0% of the total voting power of any one issuer’s outstanding securities.

5.
Except for certain investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, we may not own more than 10.0% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the debt safe harbors discussed below.  As described further below, solely for purposes the 10.0% value test, the determination of our interest in the assets of an entity treated as a partnership for federal income tax purposes in which we own an interest will be based on our proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code.

6.	Not more than 20.0% of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

For purposes of these asset tests, any shares of qualified REIT subsidiaries are not taken into account, and any assets owned by the qualified REIT subsidiary are treated as owned directly by the REIT.

Securities, for purposes of the assets tests, may include debt we hold.  However, the following types of arrangements generally will not be considered securities held by us for purposes of the 10.0% value test: (1) Straight debt securities of an issuer which meet the requirements of Code Section 856(m)(2), discussed below; (2) Any loan to an individual or an estate; (3) Any Code Section 467 rental agreement, other than with certain related persons; (4) Any obligation to pay rents from real property as defined in Code Section 856(d)(1); (5) Any security issued by a state or any political subdivision thereof, the District of Columbia, a foreign government or any political subdivision thereof, or the Commonwealth of Puerto Rico, but only if the determination of any payment received or accrued under such security does not depend in whole or in part on the profits of any entity not described in the category or payments on any obligation issued by such an entity; (6) Any security issued by a REIT; or (7) Any other arrangement as determined by the IRS.  Under Code Section 856(m)(2), debt generally will constitute “straight debt” if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money (1) which is not convertible, directly or indirectly, into stock and (2) the interest rate (and the interest payment dates) of which is not contingent on the profits, the borrower’s discretion or similar factors. However, a security may satisfy the definition of “straight debt” even though the time of payment of interest or principal thereunder is subject to a contingency, if: (i) such contingency does not have the effect of changing the effective yield to maturity more than the greater of 0.25% or 5.0% of the annual yield to maturity, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt instruments held by the REIT exceeds $1 million and not more than 12 months of unaccrued interest can be required to be prepaid thereunder. Second, a security can satisfy the definition of “straight debt” even though the time or amount of any payment thereunder is subject to a contingency upon a default or the exercise of a prepayment right by the issuer of the debt, provided that such contingency is consistent with customary commercial practice.

Certain “look-through” rules apply in determining a REIT partner’s share of partnership securities for purposes of the 10.0% value test.  Under such rules, a REIT’s interest as a partner in a partnership is not considered a security, and the REIT is deemed to own its proportionate share of each of the assets of the partnership. The REIT’s interest in the partnership assets is the REIT’s proportionate interest in any securities issued by the partnership, other than securities qualifying for the above safe harbors.  Therefore, a REIT that is a partner in a partnership must look through both its equity interest and interest in non-safe harbor debt securities issued by the partnership.  Any non-safe harbor debt instrument issued by a partnership will not be considered a security to the extent of the REIT’s interest as a partner in the partnership.  Also, any non-safe harbor debt instrument issued by a partnership will not be considered a security if at least 75% of the partnership’s gross income (excluding gross income from prohibited transactions) is derived from the sources described in Code Section 856(c)(3), which sets forth the general REIT income test.

Certain corporate or partnership securities that otherwise would qualify under the straight debt safe harbor will not so qualify if the REIT holding such securities, and any of its controlled taxable REIT subsidiaries, holds other securities of the issuer which are not securities qualifying for any safe harbors if such non-qualifying securities have an aggregate value greater than 1.0% of the issuer’s outstanding securities.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through any partnership or limited liability company) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of an increase in our interest in any partnership or limited liability company).   Also, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in any partnership or limited liability company), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained, and we intend to maintain, adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period.  Under these provisions, we will be deemed to have met the 5.0% and 10.0% asset tests, and will not lose our REIT status, if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1.0% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. In addition, if a REIT fails to meet any of the asset test requirements for a particular quarter after the 30-day cure period, and the failure exceeds the above-described de minimis standard, then the REIT still will be considered to have satisfied these tests if the REIT satisfies several requirements. First, the REIT’s failure to satisfy the particular asset test must be due to reasonable cause and not due to willful neglect. Second, the REIT must file a schedule of the assets resulting in such failure with the IRS in accordance with the Treasury Regulations and must dispose of the assets within six months after the last day of the quarter in which the REIT identified the failure (or such other time period prescribed by the IRS) or otherwise meet the requirements of those rules by the end of such time period. Finally, the REIT must pay a tax equal to the greater of $50,000 or the amount determined by multiplying the highest corporate tax rate by the net income generated by the assets described in the schedule for the period beginning on the first date that the failure occurs and ending on the date when the REIT disposes of such assets or the end of the first quarter when the REIT no longer fails to satisfy the particular asset test.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:
•	90.0% of our REIT taxable income; and
•	90.0% of the net income (after tax), if any, from foreclosure property, minus
•	the sum of certain items of noncash income.

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, our REIT taxable income will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation which was or had been a C corporation in a transaction in which our tax basis in the asset was less than the fair market value of the asset, in each case determined at the time we acquired the asset, within the five-year period following our acquisition of such asset. See “Tax Liabilities and Attributes Inherited from Other Entities.” Noncash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable. Certain limitations exist with respect to the recognition of net operating losses, which limitations could affect the timing and amount of recognition of net operating losses generated by us (or our taxable REIT subsidiaries). In addition, certain limitations potentially apply to our deductibility of interest expenses, which generally limit the deduction for net business interest to 30.0% of the borrower’s adjusted taxable income (excluding non-business income and net business interest income, among other items). If we (or our taxable REIT subsidiaries) qualify as a real estate trade or business under the Code and applicable Treasury Regulations, we can potentially elect not to be subject to the net business interest limitation in exchange for depreciation of certain property using longer depreciation schedules that would otherwise be available.

We generally must pay, or be treated as paying, the distribution in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if the dividends are declared before we timely file our tax return for the year and paid within 12 months of the end of the tax year but before the first regular dividend payment made after such declaration. These distributions are treated as received by our stockholders in the year in which received. This is so even though these distributions relate to the prior year for purposes of the 90.0% distribution requirement. The aggregate amount of dividends designated by the REIT as a capital gain dividend or qualified dividend income cannot exceed the dividends paid or deemed paid by the REIT under Section 858 of the Code with respect to such year.

If we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared.  These distributions will be treated as received by our stockholders on December 31 of the declaration year.

To the extent that we do not distribute all of our net capital gain or distribute at least 90.0%, but less than 100.0%, of our “REIT taxable income,” as adjusted, we will be subject to tax on the nondistributed amount at regular capital gains and ordinary corporate tax rates.  Furthermore, if we should fail to distribute during each calendar year at least the sum of (i) 85.0% of our REIT ordinary income for such year; (ii) 95.0% of our REIT capital gain income for such year; and (iii) any undistributed taxable income from prior periods, we will be subject to a 4.0% excise tax on the excess of such required distribution over the amounts actually distributed.

We may elect to retain and pay tax on net long-term capital gains and require our stockholders to include their proportionate share of such undistributed net capital gains in their income.  If we make such election, stockholders would receive a tax credit attributable to their share of the capital gains tax paid by us, and would receive an increase in the basis of their shares in us in an amount equal to the security holder’s share of the undistributed net long-term capital gain reduced by the amount of the credit.  Further, any undistributed net long-term capital gains that are included in the income of our stockholders pursuant to this rule will be treated as distributed for purposes of the 4.0% excise tax.

We intend to continue to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that we, from time to time, may not have sufficient cash or liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at our taxable income, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, we may arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends.  If the amount of nondeductible expenses exceeds noncash deductions, we may refinance our indebtedness to reduce principal payments and may borrow funds for capital expenditures.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year that may be included in our deduction for dividends paid for the earlier year.  Thus, we may avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.  While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year and no relief provisions apply, we will be subject to tax (including any applicable alternative minimum tax for years beginning prior to January 1, 2018) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will such distributions be required to be made. In such event, the distributions would be subject to tax to the stockholders as described under “Federal Income Tax Considerations for Holders of Our Capital Stock.”  Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.  It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Further, if we fail to satisfy one or more REIT qualification requirements, other than the income or asset tests (for which limited relief provisions are described above under “—Income Tests” and “—Asset Tests”), we could avoid losing our qualification as a REIT provided such violations are due to reasonable cause and not due to willful neglect, and provided further that we pay a penalty of $50,000 for each such failure.

Tax Aspects of Our Operating Through Partnerships and the Limited Liability Companies

General. Some of our investments are held indirectly through partnerships and limited liability companies that we believe are and will continue to be treated as partnerships or disregarded entities for federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax.  Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company.  We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements.  Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by these partnerships and limited liability companies, based on our interests in each such entity.

Entity Classification. Our interests in the partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as disregarded entities or partnerships.  For example, an entity that would otherwise be treated as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met.  A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations.  Interests in a partnership are not treated as readily tradable on a secondary market, or the substantial equivalent thereof, if all interests in the partnership were issued in one or more transactions that were not required to be registered under the Securities Act, and the partnership does not have more than 100 partners at any time during the taxable year of the partnership, taking into account certain ownership attribution and anti-avoidance rules (the “100 Partner Safe Harbor”).  If any of our partnerships and limited liability companies do not qualify for the 100 Partner Safe Harbor, the interests in such partnerships and limited liability companies would nonetheless be viewed as not readily tradable on a secondary market or the substantial equivalent thereof if the sum of the percentage interests in capital or profits transferred during any taxable year does not exceed 2.0% of the total interests in any such partnership’s or limited liability company’s capital or profits, subject to certain exceptions.  We believe our partnerships and limited liability companies will be classified as partnerships or disregarded entities for federal income tax purposes, and we do not anticipate that any of them will be treated as a publicly traded partnership that is taxable as a corporation.  If any of our partnerships or limited liability companies were to be treated as a publicly traded partnership, it would be taxable as a corporation unless it qualified for the statutory “90.0% qualifying income exception.”  Under that exception, a publicly traded partnership is not subject to corporate-level tax if 90.0% or more of its gross income consists of dividends, interest, “rents from real property” (as that term is defined for purposes of the rules applicable to REITs, with certain modifications), gain from the sale or other disposition of real property, and certain other types of qualifying income.  However, if any such entity did not qualify for this exception or was otherwise taxable as a corporation, it would be required to pay an entity-level tax on its income.  In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests.  This, in turn, could prevent us from qualifying as a REIT.  See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests.  In addition, a change in the tax status of any of our partnerships or limited liability companies might be treated as a taxable event.  If so, we might incur a tax liability without any related cash payment.

Allocations of Income, Gain, Loss and Deduction. A partnership agreement will generally determine the allocation of income and loss among partners.  These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder.  Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners.  If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership.  This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time.  These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.  Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences.  Depending on the method we choose in connection with any particular contribution of a property by us to a partnership or limited liability company, the carryover basis of each of the contributed interests in the properties in the hands of such partnership or limited liability company (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our partnerships.  An allocation described in clause (2) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by a partnership or limited liability company in which we hold an interest in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Tax Liabilities and Attributes Inherited from Other Entities

From time to time, we may acquire “C” corporations in transactions in which the basis of the corporations’ assets in our hands is determined by reference to the basis of the assets in the hands of the acquired corporations, or carry-over basis transactions.  In the case of assets we acquire from a “C” corporation in a carry-over basis transaction, if we dispose of any such asset in a taxable transaction (including by deed in lieu of foreclosure) during the five year period beginning on the date of the carry-over basis transaction, then we will be required to pay tax at the highest regular corporate tax rate on the gain recognized to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date of the carry-over basis transaction.  The foregoing result with respect to the recognition of gain assumes that the “C” corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the “C” corporation.  Any taxes we pay as a result of such gain would reduce the amount available for distribution to our stockholders.

Our tax basis in the assets we acquire in a carry-over basis transaction may be lower than the assets’ fair market values at the time of such acquisition.  This lower tax basis could cause us to have lower depreciation deductions and more gain on a subsequent sale of the assets, and to have a correspondingly larger required distribution of income or gain to our stockholders, than would be the case if we had directly purchased the assets in a taxable transaction.  In addition, in such a carry-over basis transaction, we will succeed to any tax liabilities and earnings and profits of the acquired “C” corporation.

To qualify as a REIT, we must distribute any such earnings and profits by the close of the taxable year in which such transaction occurs. Any adjustments to the acquired corporation’s income for taxable years ending on or before the date of the transaction, including as a result of an examination of the corporation’s tax returns by the IRS, could affect the calculation of the corporation’s earnings and profits.  If the IRS were to determine that we acquired earnings and profits from a corporation that we failed to distribute prior to the end of the taxable year in which the carry-over basis transaction occurred, we could avoid disqualification as a REIT by using “deficiency dividend” procedures.  Under these procedures, we generally would be required to distribute any such earnings and profits to our stockholders as a dividend within 90 days of the determination and pay a statutory interest charge at a specified rate to the IRS.

Federal Income Tax Considerations for Holders of Capital Stock

The following is a summary of the material federal income tax consequences to you of purchasing, owning and disposing of our capital stock.  This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to security holders in light of their particular circumstances or who are subject to special rules, such as: banks, thrift institutions and certain other financial institutions; “S” corporations; real estate investment trusts; regulated investment companies; insurance companies; brokers and dealers in securities or currencies; certain securities traders; tax-exempt investors (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders” below); partnerships, pass through-entities and persons holding our capital stock through a partnership or other pass-through entity; holders subject to the alternative minimum tax; holders who receive capital stock through the exercise of employee stock options or otherwise as compensation; individual retirement accounts; certain tax-deferred accounts; persons holding our capital stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction; U.S. expatriates; U.S. persons (as defined below) whose functional currency is not the U.S. dollar; and foreign investors (except to the limited extent discussed in “—Taxation of Non-U.S. Stockholders” below).  Tax matters are very complicated, and the tax consequences of an investment in and holding of our securities will depend on the particular facts of each investor’s situation. Investors are advised to consult their own tax advisors with respect to the application to their own circumstances of the general federal income taxation rules described below and with respect to other federal, state, local or foreign tax consequences to them before making an investment in our securities.  Unless otherwise noted, this discussion assumes that investors are U.S. persons and hold our securities as capital assets.

A “U.S. person” generally is a beneficial owner of our securities that is, for U.S. federal income tax purposes, any one of the following:
•	a citizen or resident of the United States;
•	a corporation, partnership or other entity created in or organized under the laws of the United States or any political subdivision thereof;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (i) is subject to the supervision of a court within the United States and the control of a United States person or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non‑U.S. holder” is a beneficial owner of our securities that is not a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective security holder that is a partnership holding our securities or a partner of such a partnership should consult his, her or its own tax adviser with respect to the purchase, ownership and disposition of our securities.

Taxation of Taxable U.S. Common or Preferred Stockholders. As long as we qualify as a REIT, distributions made to our taxable U.S. common or preferred stockholders, as applicable, out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained capital gains) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts.

If we receive qualified dividend income and designate such portion of our distributions as qualified dividend income in a written notice mailed not later than 60 days after the close of its taxable year, an individual U.S. stockholder may qualify (provided holding period and certain other requirements are met) to treat such portion of the distribution as qualified dividend income, eligible to be taxed at the reduced maximum rate of generally 20.0%.  Qualified dividend income is, in general, dividend income from taxable domestic corporations and qualified foreign corporations.  A qualified foreign corporation generally excludes any foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a passive foreign investment company.  The total amount that can be designated by us as qualified dividend income generally cannot exceed the sum of (1) our qualified dividend income for the tax year, (2) the amount of our REIT taxable income and income taxed under the Code Section 337(d) Treasury Regulations, minus the tax on these items, for the prior year and (3) the amount of any earnings and profits that were distributed by us for the tax year and accumulated in a tax year during which we were not subject to the REIT rules.  However, pursuant to Section 857(g) the aggregate amount of dividends designated by us as qualified dividend income or capital gain dividends (as discussed below) with respect to any taxable year may not exceed tax dividends paid by us with respect to such year. For these purposes, dividends paid after the close of the taxable year pursuant to Section 858 shall be treated as paid with respect to such year.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of such stockholder’s stock, but rather will reduce the adjusted basis of such shares as a return of capital.  To the extent that such distributions exceed the adjusted basis of a stockholder’s stock, they will be included in income as long‑term capital gain (or short‑term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by us in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year.  For purposes of determining what portion of a distribution is attributable to current or accumulated earnings and profits, earnings and profits will first be allocated to distributions made to holders of any shares of our preferred stock outstanding at the applicable time, to the extent that the dividends payable on such preferred stock is payable prior to the dividends on the common stock. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of ours.

For tax years beginning after December 31, 2017, and prior to January 1, 2026, noncorporate stockholders are generally eligible to deduct up to 20.0% of the amount of ordinary REIT dividends that are not designated as capital gain dividends or qualified dividend income, subject to certain limitations.

In general, any gain or loss realized upon a taxable disposition of shares by a stockholder who is not a dealer in securities will be treated as a long‑term capital gain or loss if the shares have been held for more than one year, otherwise as short‑term capital gain or loss.  However, any loss upon a sale or exchange of stock by a stockholder who has held such shares for six months or less (after applying certain holding period rules) generally will be treated as long‑term capital loss to the extent of distributions from us required to be treated by such stockholder as long‑term capital gain.

Distributions that we properly designate as capital gain dividends will be taxable to stockholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year and to the extent they do not exceed the limitation under Section 857(g) of the Code, discussed above) from the sale or disposition of a capital asset held for greater than one year. If we designate any portion of a dividend as a capital gain dividend, a U.S. stockholder will receive an IRS Form 1099‑DIV indicating the amount that will be taxable to the stockholder as capital gain.  However, stockholders that are corporations may be required to treat up to 20.0% of certain capital gain dividends as ordinary income.  A portion of capital gain dividends received by noncorporate taxpayers may be subject to tax at a 25.0% rate to the extent attributable to certain gains realized on the sale of real property.  In addition, noncorporate taxpayers are generally taxed at a maximum rate of 20.0% on net long‑term capital gain (generally, the excess of net long‑term capital gain over net short‑term capital loss) attributable to gains realized on the sale of property held for greater than one year.

Distributions we make and gain arising from the sale or exchange by a stockholder of shares of our stock will not be treated as passive activity income, and, as a result, stockholders generally will not be able to apply any “passive losses” against such income or gain.  Distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our stock (or distributions treated as such) will not be treated as investment income under certain circumstances.

Upon any taxable sale or other disposition of our common stock or preferred stock, a U.S. stockholder will recognize gain or loss for federal income tax purposes on the disposition of our stock in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and
•	the U.S. stockholder’s adjusted basis in such stock for tax purposes.

Gain or loss will be capital gain or loss if the common or preferred stock has been held by the U.S. stockholder as a capital asset. The applicable tax rate will depend on the stockholder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long‑term capital gain) and the stockholder’s tax bracket.  A U.S. stockholder who is an individual or an estate or trust and who has long‑term capital gain will be subject to a maximum capital gain rate of 20.0%.  However, to the extent that the capital gain realized by a non‑corporate stockholder on the sale of REIT stock corresponds to the REIT’s “unrecaptured Section 1250 gain,” such gain may be subject to tax at a rate of 25.0%.  Stockholders are advised to consult with their own tax advisors with respect to their capital gain tax liability.

Taxation of U.S. Preferred Stockholders on a Conversion of Preferred Stock into Common Stock. Except as provided below, a U.S. stockholder generally will not recognize gain or loss upon the conversion of preferred stock into shares of common stock and cash in lieu of fractional shares, except that a U.S. stockholder’s receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share of common stock and the U.S. stockholder’s tax basis in the fractional share of common stock).

A U.S. stockholder’s tax basis in shares of common stock received upon conversion of the preferred stock (and any fractional shares of our common stock treated as received then exchanged for cash) will equal the basis of the converted shares of preferred stock, and the holding period of such shares of common stock will include the holding period of the converted shares of the preferred stock.

Any of our common stock received in a conversion that is attributable to accrued and unpaid dividends on the preferred stock likely will be treated as a distribution taxable as a dividend to the extent of the Company’s earning and profits.

Taxation of U.S. Preferred Stockholders on a Redemption of Preferred Stock. A redemption of shares of preferred stock will generally be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a U.S. holder generally will recognize capital gain or loss (which will be long-term capital gain or loss, if the U.S. holder’s holding period for the preferred stock exceeds one year) equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the preferred stock redeemed. A payment made in redemption of the preferred stock may be treated as a dividend, rather than as payment in exchange for the preferred stock, unless the redemption:

•	is “not essentially equivalent to a dividend” with respect to a U.S. holder under Section 302(b)(1) of the Code;
•	is a “substantially disproportionate” redemption with respect to a U.S. holder under Section 302(b)(2) of the Code;
•	results in a “complete redemption” of a U.S. holder’s stock interest in the Company under Section 302(b)(3) of the Code; or
•	is a redemption of stock held by a non-corporate shareholder, which results in a partial liquidation of the Company under Section 302(b)(4) of the Code.

In determining whether any of these tests has been met, a U.S. holder must take into account not only shares of the preferred and common stock that the U.S. holder actually owns, but also shares of stock that the U.S. holder constructively owns within the meaning of Section 318 of the Code.

A redemption payment will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in a U.S. holder’s aggregate stock interest in the Company, which will depend on the U.S. holder’s particular facts and circumstances at such time.

Satisfaction of the “complete redemption” and “substantially disproportionate” exceptions is dependent upon compliance with the objective tests set forth in Section 302(b)(3) and Section 302(b)(2) of the Code, respectively. A redemption will result in a “complete redemption” if either all of the shares of our stock actually and constructively owned by a U.S. holder are exchanged in the redemption or all of the shares of our stock actually owned by the U.S. holder are exchanged in the redemption and the U.S. holder is eligible to waive, and the U.S. holder effectively waives, the attribution of shares of our stock constructively owned by the U.S. holder in accordance with the procedures described in Section 302(c)(2) of Code.

A redemption does not qualify for the “substantially disproportionate” exception if the stock redeemed is only non-voting stock, and for this purpose, stock which does not have voting rights until the occurrence of an event is not voting stock until the occurrence of the specified event. Accordingly, any redemption of the preferred stock generally will not qualify for this exception because the voting rights of the preferred stock is limited.

 For purposes of the “redemption from non-corporate shareholders in a partial liquidation” test, a distribution will be treated as in partial liquidation of a corporation if the distribution is not essentially equivalent to a dividend (determined at the corporate level rather than the shareholder level) and the distribution is pursuant to a plan and occurs within the taxable year in which the plan was adopted or within the succeeding taxable year. For these purposes, a distribution is generally not essentially equivalent to a dividend if the distribution results in a corporate contraction. The determination of what constitutes a corporate contraction is factual in nature and has been interpreted under case law to include the termination of a business or line of business. Each U.S. holder of the preferred stock should consult its own tax advisors to determine whether a payment made in redemption of the preferred stock will be treated as a dividend or a payment in exchange for the preferred stock. If the redemption payment is treated as a dividend, the rules discussed above in “Taxation of Taxable U.S. Common or Preferred Stockholders” apply.

If any amount received by a U.S. holder in redemption of preferred stock is treated as a distribution of a dividend, Treasury Regulation Section 1.302-2(c) provides that proper adjustment of the basis of the remaining stock will be made with respect to the stock redeemed.  The IRS proposed regulations in 2009 which provided detailed rules with respect to the shifting of basis in such situations.  The IRS withdrew those proposed regulations in 2019, without finalizing any regulations addressing the issues raised by the proposed regulations.  Thus, the law is not clear as to how such basis would be shifted among shares owned by the shareholder whose shares were redeemed, and potentially related parties if the redeeming shareholder redeemed all of his or her shares.

If the redemption payment is treated as a dividend, the rules discussed above in “Taxation of Taxable U.S. Common or Preferred Stockholders” will apply to such payment. If preferred stock is redeemed and treated as a sale or exchange under Section 302 of the Code, any accrued and unpaid dividends that have been declared before the call for redemption which are included in the total redemption payment are treated as dividends and taxed as discussed in “Taxation of Taxable U.S. Common or Preferred Stockholders.” To the extent that such accrued dividends are not yet declared, the amounts attributable to such dividends arguably are treated as part of the redemption proceeds taxable under Section 302 of the Code, although such treatment depends on the particular facts involved.

Taxation of Tax‑Exempt Stockholders. Provided that a tax‑exempt stockholder has not held our common or preferred stock as “debt financed property” within the meaning of the Code, the dividend income from us will not be unrelated business taxable income, referred to as UBTI, to a tax‑exempt stockholder. Similarly, income from the sale of common or preferred stock will not constitute UBTI unless the tax‑exempt stockholder has held its stock as debt financed property within the meaning of the Code or has used the stock in a trade or business. However, for a tax‑exempt stockholder that is a social club, voluntary employee benefit association or supplemental unemployment benefit trust exempt from federal income taxation under Code Sections 501(c)(7), (c)(9) or (c)(17), respectively, or a single parent title‑holding corporation exempt under Code Section 501(c)(2) the income of which is payable to any of the aforementioned tax‑exempt organizations, income from an investment in our securities will constitute UBTI unless, with respect to certain of these organizations, the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements and other requirements under the Code.

A “qualified trust” (defined to be any trust described in Code Section 401(a) and exempt from tax under Code Section 501(a)) that holds more than 10.0% of the value of the shares of a REIT may be required, under certain circumstances, to treat a portion of distributions from the REIT as UBTI.  This requirement will apply for a taxable year only if (i) the REIT satisfies the requirement that not more than 50.0% of the value of its shares be held by five or fewer individuals (the “five or fewer requirement”) only by relying on a special “look‑through” rule under which shares held by qualified trust stockholders are treated as held by the beneficiaries of such trusts in proportion to their actuarial interests therein; and (ii) the REIT is “predominantly held” by qualified trusts.  A REIT is “predominantly held” by qualified trusts if either (i) a single qualified trust holds more than 25.0% of the value of the REIT shares, or (ii) one or more qualified trusts, each owning more than 10.0% of the value of the REIT shares, hold in the aggregate more than 50.0% of the value of the REIT shares. If the foregoing requirements are met, the percentage of any REIT dividend treated as UBTI to a qualified trust that owns more than 10.0% of the value of the REIT shares is equal to the ratio of (i) the UBTI earned by the REIT (computed as if the REIT were a qualified trust and therefore subject to tax on its UBTI) to (ii) the total gross income (less certain associated expenses) of the REIT for the year in which the dividends are paid.  A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5.0% for any year.

The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five or fewer requirement without relying on the “look‑through” rule.

Taxation of Non‑U.S. Stockholders. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, “Non‑U.S. stockholders”) are complex, and no attempt will be made herein to provide more than a limited summary of such rules. The discussion does not consider any specific facts or circumstances that may apply to a particular Non‑U.S. stockholder.  Prospective Non‑U.S. stockholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in our stock, including any reporting requirements.

Distributions that are not attributable to gain from sales or exchanges by us of U.S. real property interests and not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits.  Such distributions ordinarily will be subject to a withholding tax equal to 30.0% of the gross amount of the distribution. If a Non‑U.S. stockholder qualifies for benefits under an applicable income tax treaty, the 30.0% U.S. federal income tax withholding rate on dividend distributions to such stockholder may be reduced significantly.  However, if income from the investment in our stock is treated as effectively connected with the Non‑U.S. stockholder’s conduct of a U.S. trade or business, the Non‑U.S. stockholder generally will be subject to a tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to a branch profits tax of up to 30.0% if the stockholder is a foreign corporation).  We expect to withhold U.S. income tax at the rate of 30.0% on the gross amount of any dividends paid to a Non‑U.S. stockholder that are not designated as capital gain dividends, unless either:
•	a lower treaty rate applies and the Non‑U.S. stockholder files with us an IRS Form W‑8BEN evidencing eligibility for that reduced rate or
•	the Non‑U.S. stockholder files an IRS Form W‑8ECI with us claiming that the distribution is income treated as effectively connected to a U.S. trade or business.
A non‑U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that stock.  A non‑U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non‑U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend.  However, a non‑U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Additional withholding regulations may require us to withhold 15.0% of any distribution that exceeds our current and accumulated earnings and profits.  Consequently, although we intend to withhold at a rate of 30.0% on the entire amount of any distribution, to the extent that we do not do so, we will generally withhold at a rate of 15.0% on any portion of a distribution not subject to withholding at a rate of 30.0%.

Except as discussed below with respect to 10.0% or less holders of regularly traded classes of stock, for any year in which we qualify as a REIT, a non‑U.S. stockholder generally will incur tax on distributions by us that are attributable to gain from our sale or exchange of USRPIs under special provisions of the U.S. federal income tax laws known as the Foreign Investment in Real Property Act, or “FIRPTA.” The term USRPIs includes interests in real property and shares in corporations at least 50.0% of whose assets consist of interests in U.S. real property, as determined under the Code and applicable Treasury Regulations. Under those rules, a non‑U.S. stockholder is taxed on distributions by us attributable to gain from sales of USRPIs as if the gain were effectively connected with a United States trade or business of the non‑U.S. stockholder. A non‑U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non‑U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30.0% branch profits tax on such a distribution. We must withhold 21.0% of any distribution that we could designate as a capital gain dividend. A non‑U.S. stockholder may receive a credit against its tax liability for the amount we withhold. However, FIRPTA and the 21.0% withholding tax generally will not apply to any capital gain dividend with respect to any class of our stock which is regularly traded on an established securities market located in the United States if the recipient non‑U.S. stockholder did not own more than 10.0% of such class of stock at any time during the one-year period ending on the date of distribution. Instead, any capital gain dividend will be treated as an ordinary distribution subject to the rules discussed above, which generally impose a 30.0% withholding tax (unless reduced by a treaty). Also, the branch profits tax will not apply to such a distribution.

A non‑U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a sale of our common or preferred stock as long as at all times during the testing period non‑U.S. persons hold, directly or indirectly, less than 50.0% in value of our stock, as determined under the Code and applicable Treasury Regulations. We cannot assure you that that test will be met, but, if such test is satisfied, the sale of our stock will not be subject to tax under FIRPTA, regardless of the percentage owned by such holder and whether our stock is regularly traded on an established securities market. Even if we meet this test, pursuant to “wash sale” rules under FIRPTA, a non‑U.S. stockholder may incur tax under FIRPTA to the extent such stockholder disposes of stock within a certain period prior to a capital gain distribution and directly or indirectly (including through certain affiliates) reacquires stock within certain prescribed periods. However, a non‑U.S. stockholder generally will not incur tax under FIRPTA on a disposition of the shares of our common or preferred stock if such non‑U.S. stockholder owned, actually or constructively, at all times during a specified testing period, 10.0% or less of the total fair market value of a class of our stock that is “regularly traded” on an established securities market or, in certain cases as provided under the applicable Treasury Regulations, if the non-U.S. stockholder owns a specified interest in shares of a class of our stock that is not publicly traded on an established securities market. If our common stock is listed, then for as long as it is regularly traded on an established securities market, a non‑U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock if it owns, actually or constructively, 10.0% or less of our common stock. If the gain on the sale of our stock were taxed under FIRPTA, a non‑U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non‑U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:
•
the gain is effectively connected with the non‑U.S. stockholder’s United States trade or business, in which case the non‑U.S. stockholder generally will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•
the non‑U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non‑U.S. stockholder generally will incur a 30.0% tax on his or her capital gains derived from sources within the United States.

REIT stock held by certain qualified collective investment entities will not be treated as a USRPI subject to FIRPTA.  In addition, certain foreign retirement and pension funds are exempt from FIRPTA.

State and Local Taxes

We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside (although U.S. stockholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to our operations and distributions).  The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above.  Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common or preferred stock.

Information Reporting and Backup Withholding

Applicable Treasury Regulations provide presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor.  Because the application of these Treasury Regulations varies depending on the stockholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

U.S. Holders. A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on our stock or proceeds from the sale or other taxable disposition of our stock. Certain U.S. holders are exempt from backup withholding, including generally corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;
•	furnishes an incorrect taxpayer identification number;

•	is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or
•
fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders. Payments of dividends on our stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN or W-8BEN-E (or other applicable successor form) or W-8ECI, or otherwise establishes an exemption. Similarly, payments of dividends to non-U.S. holders generally will not be subject to information reporting if required documentation is provided proving that the holder is a foreign beneficial owner or otherwise exempt. In addition, proceeds of the sale or other taxable disposition of our stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Tax Consequences of Participation in Dividend Reinvestment Plan

If you elect to participate in our dividend reinvestment program and are subject to federal income taxation, you will incur a tax liability for dividends allocated to you even though you have elected not to receive the dividends in cash but rather to have the dividends withheld and reinvested pursuant to our dividend reinvestment program. Specifically, you will be treated as if you have received the dividend from us in cash and then applied such dividend to the purchase of additional shares. In addition, to the extent you purchase shares through our dividend reinvestment program at a discount to their fair market value, you will be treated for tax purposes as receiving an additional dividend equal to the amount of the discount, if any. You will be taxed on the amount of the dividend as a dividend to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain distribution. You may be subject to backup withholding if you fail to comply with certain tax requirements. See “Information Reporting and Backup Withholding.”

Additional Considerations

Medicare Tax.  A 3.8% tax will generally be imposed on the net investment income of certain individuals with a modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” will generally include interest (including interest on our debt securities), dividends (including dividends paid with respect to our stock), annuities, royalties, rent, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of shares of our stock) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain.

Foreign Accounts. Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities (including payments to U.S. holders who hold shares of our capital stock through such a foreign financial institution or non-U.S. entity).

Specifically, a 30.0% withholding tax may be imposed on dividends on our capital stock paid to a foreign financial institution or to a non-financial foreign entity, unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30.0% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally applies to payments of dividends but does not currently apply to payments of gross proceeds from a sale or other disposition of capital stock, although it may apply to such gross proceeds in the future. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the FATCA withholding we may treat the entire distribution as a dividend. Prospective investors should consult their tax advisors regarding these withholding provisions.

DESCRIPTION OF SECURITIES
The following description is based on relevant portions of the MGCL and on our Charter and Third Amended and Restated Bylaws (“Bylaws”). This summary is not necessarily complete, and we refer you to the MGCL and our Charter and Bylaws for a more detailed description of the provisions summarized below.
Capital Stock
Our authorized stock consists of 100,000,000 shares of stock, par value $0.0001 per share, 80,000,000 which are initially designated as common stock, and 20,000,000 of which are initially designated as preferred stock.  As noted above, the Company offered and sold in a registered direct offering (the “Registered Offering”), pre-funded warrants to purchase up to 129,226 shares of common stock; and, in a concurrent private placement and together with the Registered Offering, unregistered warrants to purchase up to an aggregate of 423,944 shares of common stock. The exercise price for each warrant was $17.10 per share, and the purchase price for each pre-funded warrant was $17.099 per share. The common stock warrants consist of Series A common stock warrants and Series B common stock warrants. The Series A common stock warrants to purchase up to 141,314.9 shares of common stock expire 18 months from the investment date. The Series B common stock warrants to purchase up to 282,629.9 shares of common stock expire five years from the date of issuance. There are no other outstanding options or warrants to purchase our stock. All common stock share and per share data, and exercise price data for applicable common stock equivalents, have been retroactively adjusted to reflect the Reverse Split. No stock has been authorized for issuance under any equity compensation plans. We use a fiscal year‑end of June 30. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations. As of October 23, 2025, we have the following authorized and outstanding number of shares of common and preferred stock:
(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under Column (3)
Common stock	80,000,000	-	1,805,205
Preferred Stock: Series A, B, and C	20,000,000		913,859.51
Under our Charter, our Board of Directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock without obtaining stockholder approval, provided that the aggregate number of shares of all classes does not exceed the total number of authorized shares. As permitted by the MGCL, our Charter provides that the Board of Directors, without any action by our stockholders, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue under our Charter. Additionally, our Charter authorizes our Board of Directors, without any action by our stockholders, to classify or reclassify any unissued shares to set or change the preferences, conversion or other rights, restrictions, limitations as to dividends or other distributions, qualifications or terms and conditions of redemption for each class or series. Under our Charter, stockholders are not required to contribute additional capital.
Preferred Stock
In General. The securities being offered hereby are investments in a corporation that has elected to be taxed as a real estate investment trust, or REIT, which owns and invests in the Investments and conducts some of its operations through the Operating Partnership. Shares of Series A Preferred Stock are being offered by us at $22.50 per preferred share and Shares of Series B and Series C Preferred Stock are being offered by us at $25.00 per preferred share (the “Purchase Price”). The minimum subscription amount is $5,000, except that we, in our sole discretion, may permit certain investors to purchase fewer preferred shares.
Preferred Dividend. The holders of the Series A preferred shares will be entitled to receive preferred cumulative cash dividends on each preferred share at an annual rate of 6% on the Stated Value and holders of the Series B preferred shares will be entitled to receive preferred cumulative cash dividends on each preferred share at an annual rate of 12% on the Stated Value, with 3% per annum intended to be paid on a quarterly basis on the applicable dividend payment date and with the additional 9% per annum intended to begin to be paid at the same time and in the same amounts per share with distributions paid per share to the holders of common stock, once holders of common stock have initially received aggregate distributions equal to 10% per annum from and after December 31, 2022 on the $7.38 per share NAV applicable to the common stock as of such date, and the remainder of which will be paid no later than at redemption, liquidation or conversion, and the holders of the Series C preferred shares will be entitled to receive preferred cumulative cash dividends on each preferred share at an annual rate of 9% on the Stated Value (for each Series, the “Preferred Dividend”). While our Charter sets forth the preferred shares’ preference as to such dividends, there can be no assurance if or when they will be paid. The Board has the ability to suspend the payment of the Preferred Dividend at any time.  As of the date hereof, the Preferred Dividend has always been paid on time on all outstanding preferred shares.
  Ranking. The preferred shares will rank, with respect to dividend rights and rights upon liquidation, winding-up, or dissolution (i) senior to all classes of our common stock, and to any other class or series of our capital stock issued in the future unless the terms of that capital stock expressly provide that it ranks senior to, or on parity with, the preferred shares, and (ii) junior to any other class or series of our capital stock, the terms of which expressly provide that it will rank senior to the preferred shares.  The Series C Preferred Stock will rank junior, with respect to dividend rights and rights upon liquidation, winding-up, or dissolution, to the Series A and B Preferred Stock (excluding the additional accrued 9% portion of the Series B Preferred Stock dividend).
Term of Investment. The preferred shares shall continue to accrue a Preferred Dividend until they have been redeemed or repurchased (see below).
Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of our preferred stock will be entitled to receive the following payments (in each case, the “Liquidation Preference” applicable to such series):
Series A and C Preferred Stock Liquidation Preference — Holders of Series A and Series C Preferred Stock will be entitled to be paid, as the Liquidation Preference applicable to such shares, an amount equal to the Stated Value of $25 per share, plus an amount equal to any accrued and unpaid dividends thereon.
Series B Preferred Stock Liquidation Preference — Holders of Series B Preferred Stock will be entitled to be paid the Liquidation Preference applicable to the Series B Preferred Stock, which is dependent on the Accrued Preference Value for each share of such stock.  The “Accrued Preference Value” for each outstanding share of Series B Preferred Stock is equal to the sum of (i) the Stated Value of $25.00 per share of Series B Preferred Stock plus (ii) an amount equal to any accrued and unpaid dividends (whether or not authorized or declared) thereon to and including the date of payment of such amount, but without interest.

The Liquidation Preference for each outstanding share of Series B Preferred Stock will be calculated as follows: (i) from the Acquisition Date applicable to such share until the third anniversary of such date, the dollar value of the Accrued Preference Value applicable to such share as of the date such Liquidation Preference is calculated and (ii) from and after the third anniversary of the Acquisition Date applicable to such share, an amount equal to the greater of (A) the dollar value of the Accrued Preference Value applicable to such share as of the date the Liquidation Preference is calculated or (B) an amount equal to the dollar value of the amount of common stock the holder of such share of Series B Preferred Stock would be entitled to receive as of the date the Liquidation Preference is calculated, pursuant to the provisions described below in this summary under the heading “Series B Preferred Repurchase/Additional Conversion Rights.”
Optional Early Redemption Right. Subject to the special redemption rights described below, we may, at our option, redeem shares of Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock, in whole or in part from time to time, for cash during the Early Redemption Period (which began on January 1, 2023 for the Series A Preferred Stock, on January 1, 2025 for the Series B Preferred Stock, and which begins on January 1, 2027 for the Series C Preferred Stock) at a price per share equal to the applicable Liquidation Preference as of the date on which the preferred shares are redeemed (the “Early Redemption Date”). The price per preferred share applicable to any such Optional Early Redemption will be equal to (i) the Liquidation Preference for each share of Series A and Series C Preferred Stock and (ii) the Accrued Preference Value for each share of Series B Preferred Stock, in each case as of the applicable Early Redemption Date selected by the Company.
The Early Redemption Date will be selected by us and will be not less than 15 or more than 60 days after the date on which we send notice of the early redemption. Such notice will include: (i) the Early Redemption Date; (ii) the redemption price payable on the Early Redemption Date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be payable as part of the redemption price or payable on the next dividend payment date to the record holder at the close of business on the relevant dividend record date as described above; and (iii) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the preferred shares held by any holder are to be redeemed, the notice mailed to such holder will also specify the number of preferred shares held by such holder to be redeemed.
Any redemption of some but not all of either the Series A Preferred Stock, the Series B Preferred Stock, or the Series C Preferred Stock will be done on a pro rata basis unless the Board elects to provide the holders of the Series A Preferred Stock, the Series B Preferred Stock, or the Series C Preferred Stock (as applicable) a “first come, first served” redemption option.
If notice of redemption of any preferred shares has been given and if the funds necessary for such redemption have been set apart by us for the benefit of the holders of any preferred shares so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such preferred shares, such preferred shares will be redeemed in accordance with the notice and will no longer be deemed outstanding and all rights of the holders of such preferred shares will terminate, except the right to receive the redemption price payable upon such redemption without interest thereon. No further action on the part of the holders of such preferred shares will be required.
Special Redemption Rights. In connection with a Special Redemption Event, we have the right to redeem the preferred shares at any time on a date selected by us in our sole discretion (the “Special Redemption Date”) at a redemption price that is equal to the Stated Value plus an amount equal to all accrued and unpaid dividends thereon to, and including, the Special Redemption Date (in the case of the Series A or Series C Preferred Stock) or at a redemption price that is equal to Accrued Preference Value as of the redemption date (in the case of the Series B Preferred Stock), even if the Special Redemption Event should occur prior to January 1, 2025 (in the case of the Series B Preferred Stock). In the case of our exercise of this right in connection with a Special Redemption Event, a holder of Series A or C Preferred Stock would not have the Conversion Rights described above that would be applicable to an Optional Early Redemption of such shares.
A “Special Redemption Event” means the date on which the shares of common stock are traded on a national securities exchange with at least three market makers or a New York Stock Exchange specialist.
Conversion Right. Upon receipt of notice from us that we intend to redeem the preferred shares pursuant to the Optional Early Redemption Right described above, any holder thereof is entitled to elect instead to receive shares of our common stock as follows with respect to either the Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock, and holders of the Series B Preferred Stock also will have the conversion election described below in the event we exercise the Company’s Special Redemption Right:
(i)
Series A Preferred Conversion Right: Each holder of Series A and C Preferred Stock shall be entitled to elect to receive, in lieu of the aggregate Liquidation Preference for the applicable number of preferred shares, the number of shares of common stock equal to the value of such aggregate Liquidation Preference divided by $102.50 subject to availability of an exemption from registration under the Securities Act of 1933, as amended, or an effective registration statement.

(ii)
Series B and C Preferred Conversion Right: Each holder of Series B Preferred Stock shall be entitled to elect to receive, in lieu of the aggregate Accrued Preference Value or Liquidation Preference, respectively, for the applicable number of preferred shares, the number of shares of common stock equal to such aggregate Accrued Liquidation Preference or Liquidation Preference divided by (i) the lower of $102.50 or the Board’s most recent estimated net asset value per share of common stock, if the common stock is not then listed on a national securities exchange or an over-the-counter market as reported by OTC Markets Group, Inc. or another similar organization or (ii) if the common stock is then listed on a national securities exchange or an over-the-counter market as described above, the lower of $102.50 or the volume weighted average of the Last Reported Sale Price per share of common stock as reported on such market for the twenty (20) trading days prior to the Conversion Date (defined as the date of the giving of notice of an exercise of conversion rights and surrender of the underlying shares of Series B Preferred Stock to be converted). For purposes of this calculation, the “Last Reported Sale Price” for the common stock means, at any time that the common stock is listed on a national securities exchange or an over-the-counter market as described above, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the common stock is traded.

Series A Preferred Share Repurchase Program; Repurchase Rights. Upon the request of a stockholder, we may, at the sole discretion of the Board, repurchase the Series A preferred shares held by such stockholder as follows:
(i)
Beginning on the day a stockholder acquires their preferred shares (the “Series A Acquisition Date”) and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 88% of the  Series A Stated Value for the preferred shares;

(ii)
Beginning on the first anniversary of the Series A Acquisition Date and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 91% of the Series A Stated Value for the preferred shares;

(iii)
Beginning on the second anniversary of the Series A Acquisition Date and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 94% of the Series A Stated Value for the preferred shares;

(iv)
Beginning on the third anniversary of the Series A Acquisition Date and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 97% of the Series A Stated Value for the preferred shares; and

(v)
Beginning on the fourth anniversary of the Series A Acquisition Date and thereafter, the purchase price for the repurchased preferred shares will be equal to 100% of the Series A Stated Value for the preferred shares.

Notwithstanding the above and subject to the sole discretion of the Board, in the case of the death or complete disability of a stockholder (but not for general redemption requests), for the period beginning on the second anniversary of the Series A Acquisition Date and thereafter, the purchase price for the repurchased preferred shares will be equal to 100% of the Liquidation Preference for the preferred shares.
Further, a stockholder may request that any repurchase be funded with shares of common stock pursuant to the terms of the Conversion Right. That is, if pursuant to the above, the shareholder requests redemption, such redemption may be paid, at the shareholder’s request, in shares of common stock at an issuance price of $102.50 per share, subject to availability of an exemption from registration or an effective registration statement.
If the stockholder requests repurchase at a time when our common stock is listed on a national securities exchange or an over-the-counter market, then we may elect to pay such repurchase amount in shares of common stock based on the volume weighted average price per share of common stock for the twenty (20) trading days prior to date of the repurchase.
Notwithstanding the above, the subscription agreement for purchases of Series A Preferred Stock pursuant to this Offering Circular at $22.50 per share (the “Series A Purchase Price”) will provide that such purchasers will not be eligible to request repurchase at such prices, but rather, may only request repurchase at (i) 88% of the Series A Purchase Price from the day the stockholder acquired such shares (the “Series A Acquisition Date”) until one year thereafter, (ii) 91% of the Series A Purchase Price from the first anniversary until the second anniversary of the Series A Acquisition Date, (iii) 94% of the Series A Purchase Price from the second anniversary until the third anniversary of the Series A Acquisition Date, (iv) 97% of the Series A Purchase Price from the third anniversary until the fourth anniversary of the Series A Acquisition Date, and (v) $25.00 per share beginning on the fourth anniversary of the Series A Acquisition Date and thereafter (collectively, the “Series A Repurchase Price Schedule”).
Series B Preferred Share Repurchase Program; Additional Repurchase and Conversion Rights. Shares of Series B Preferred Stock will not be considered for repurchase by the Company prior to the third anniversary of the day a stockholder acquired their Series B Preferred Stock (the “Series B Acquisition Date”). Thereafter, upon the request of a stockholder, we may, at the sole discretion of the Board, repurchase the Series B Preferred Stock held by such stockholder for cash as follows:
(i)
Beginning on the third anniversary of the Series B Acquisition Date and continuing for a one-year period, the purchase price for the repurchased Series B Preferred Stock will be equal to 97% of the Accrued Preference Value for such Series B Preferred Stock; and

(ii)
Beginning on the fourth anniversary of the Series B Acquisition Date and thereafter, the purchase price for the repurchased Series B Preferred Stock will be equal to 100% of the Accrued Preference Value for such Series B Preferred Stock.

At the option of the holder of any shares of Series B Preferred Stock as to which the Board approves such a repurchase request (or at the option of the Board if the common stock is then listed on a national securities exchange or an over-the-counter market as reported by OTC Markets Group, Inc.), the applicable repurchase consideration may be paid – subject to the availability of an exemption from registration or an effective registration statement – by issuing a number of shares of common stock determined by dividing such amount (A) by the lower of a price of $102.50 per share of common stock or at the Board’s most recent estimated net asset value per share of common stock, if the common stock is not then listed as described above or (B) by the lower of $102.50 per share or a 20-day volume weighted average trading price, if the common stock is then so listed.
Additionally – and again subject to the availability of an exemption from registration or an effective registration statement – a holder of Series B Preferred Stock will have the right from and after the third anniversary of the applicable Series B Acquisition Date, in the event the Board declines such a requested cash redemption, to require the Company to exchange such shares of Series B Preferred Stock for shares of common stock in accordance with the timing and valuation criteria described above.
We anticipate processing requests for repurchase by us of shares of Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock under the Share Repurchase Program on a quarterly basis.
Series C Preferred Share Repurchase Program; Repurchase Rights. Upon the request of a stockholder, we may, at the sole discretion of the Board, repurchase the Series C preferred shares held by such stockholder as follows:
(vi)
Beginning on the day a stockholder acquires their preferred shares (the “Series C Acquisition Date”) and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 88% of the Purchase Price for the preferred shares (or $22 per Preferred Share);

(vii)
Beginning on the first anniversary of the Series C Acquisition Date and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 91% of the Purchase Price for the preferred shares (or $22.75 per Preferred Share);

(viii)
Beginning on the second anniversary of the Series C Acquisition Date and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 94% of the Purchase Price for the preferred shares (or $23.50 per Preferred Share);

(ix)
Beginning on the third anniversary of the Series C Acquisition Date and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 97% of the Purchase Price for the preferred shares (or $24.25 per Preferred Share); and

(x)
Beginning on the fourth anniversary of the Series C Acquisition Date and thereafter, the purchase price for the repurchased preferred shares will be equal to 100% of the Purchase Price for the preferred shares (or $25.00 per Preferred Share).

Notwithstanding the above and subject to the sole discretion of the Board, in the case of the death or complete disability of a stockholder (but not for general redemption requests), for the period beginning on the second anniversary of the Series C Acquisition Date and thereafter, the purchase price for the repurchased preferred shares will be equal to 100% of the Purchase Price for the preferred shares (or $25.00 per Preferred Share).
Further, a stockholder may request that any repurchase be funded with shares of common stock pursuant to the terms of the Conversion Right. That is, if pursuant to the above, the shareholder requests redemption, such redemption may be paid, at the shareholder’s request, in shares of common stock at an issuance price of $102.50 per share, subject to availability of an exemption from registration or an effective registration statement.
If the stockholder requests repurchase at a time when our common stock is listed on a national securities exchange or an over-the-counter market, then we may elect to pay such repurchase amount in shares of common stock based on the volume weighted average price per share of common stock for the twenty (20) trading days prior to date of the repurchase, less a 5% discount to account for trading costs.
Voting Rights. The affirmative vote of holders entitled to cast a majority of the votes entitled to be cast by holders of outstanding shares of Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock, voting separately as a class, shall be necessary to: (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares expressly designated ranking senior to the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock with respect to payment of dividends or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of our affairs, or reclassify any authorized shares of Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock into any such shares, or create, authorize or issue any obligations or security exchangeable or convertible into or evidencing the right to purchase any such shares or (ii) approve any amendment, alteration or repeal of any of the provisions of the Charter (including Articles Supplementary establishing the terms of such series), whether by merger, consolidation or otherwise, that would materially adversely affect any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock, as the case may be; provided, however, that the amendment, alteration or repeal of any provision of the Charter (including Articles Supplementary establishing the terms of such series) in connection with any merger, consolidation or other event shall not be deemed to materially and adversely affect the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock, and the holders shall have no right to vote thereon, if, following such merger, consolidation or other event, the Series A Preferred Stock, Series B Preferred Stock, or Series C Preferred Stock remains outstanding with the terms thereof materially unchanged or the holders receive equity securities of the successor or survivor of such merger, consolidation or other event with preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption that are substantially identical to those of the Series A Preferred, Series B Preferred Stock, or Series C Preferred Stock, taking into account that, upon the occurrence of such merger, consolidation or other event, we may not be the surviving entity and the surviving entity may not be a corporation.

Assignment by us. We will have the right to assign the obligations of the preferred shares to a separate corporation provided that such corporation becomes the successor in interest to us.
Non-Certificated Interests. Unless otherwise provided by the Board, we will not issue shares in certificated form. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our share certificates will instead be furnished to stockholders upon request and without charge. These requests should be delivered or mailed to 89 Davis Road, Suite 100, Orinda, CA 94563.
We or our transfer agent will maintain a stock ledger that contains the name and address of each stockholder and the number of shares of each class that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us or our transfer agent, which form we or our transfer agent will provide to any registered holder upon request.
Right to Dividends
Holders of our preferred shares are entitled to receive distributions authorized by our Board and declared by us out of legally available funds.

Some or all of our distributions may be paid from sources other than cash flow from operations, such as from the proceeds of this Offering, cash advances to us by our Adviser, the sale of our assets, cash resulting from a waiver of asset management fees and borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow until such time as we have sufficient cash flow from operations to fully fund the payment of distributions therefrom.

Our policy is to pay distributions from cash flow from operations. Because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that from time to time we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds.

We may fund such advanced distributions from third party borrowings, offering proceeds, sale proceeds, advances from our Adviser or sponsors or from our Adviser’s deferral of its base management fee. To the extent that we make payments or reimburse certain expenses to our Adviser pursuant to our Advisory Agreement, our cash flow and therefore our ability to make distributions from cash flow, as well as cash flow available for investment, will be negatively impacted.  See “Management Compensation.”

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. Generally, distributed income will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income.

Distributions are authorized at the discretion of our Board, in accordance with our earnings, cash flow, anticipated cash flow and general financial condition. The Board’s discretion will be directed, in substantial part, by its intention to cause us to continue to qualify as a REIT.

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. There can be no assurance that future cash flow will support distributions at the rate that such distributions are paid in any particular distribution period.

Under Maryland law, we may issue our securities as stock dividends in lieu of making cash distributions to stockholders. We may issue securities as stock dividends in the future.

Preemptive and Sinking Fund Rights
Our preferred shares will not be subject to any sinking fund or any preemptive rights to purchase or subscribe for any additional shares of our stock or any other security that we may issue.
Common Stock.
In General. Our Charter authorizes us to issue up to 100,000,000 shares of capital stock, of which 80,000,000 are classified as common stock, $0.0001 par value per share. All shares of our common stock have equal dividend, distribution, liquidation and other rights, and have no preference, cumulative, preemptive, conversion or exchange rights. All of the outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.
Market. Our common stock currently trades on the Nasdaq Capital Market under the trading symbol “MKZR.”
Liquidation Rights. Subject to the restrictions on ownership and transfer of stock set forth in our Charter and except as may otherwise be specified in our Charter, all shares of our common stock have equal rights as to liquidation, dissolution or winding up. The holders of common stock are entitled to share ratably in the aggregate assets of the Company available for distribution after we pay all debts and other liabilities. The rights of holders of common stock upon liquidation, dissolution or winding up are subject to the terms of any series of preferred stock.
Conversion, Preemptive, and Redemption Rights; Sinking Fund Provisions. All shares of our common stock do not have any preference, cumulative, preemptive, conversion or exchange rights.
Voting Rights. Subject to the restrictions on ownership and transfer of stock set forth in our Charter and except as may otherwise be specified in our Charter, all holders of our common stock are entitled to one vote per share on all matters upon which stockholders are entitled to vote, including elections of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock possess exclusive voting power. Our Charter generally provides for approval of charter amendments and other extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Under the MGCL, amendments to our Charter and other extraordinary transactions must first be declared advisable by our Board. Therefore, except with respect to the election or removal of our directors, prior to a stockholder vote, our Board must first adopt a resolution that the proposed action is advisable and directing the matter to be submitted to the stockholders. Our Charter and Bylaws also provide that the Board of Directors has the exclusive power and authority to adopt, implement and from time alter, amend or repeal the Bylaws of the Company.
Under our Bylaws, directors are elected by a plurality of the votes cast at a meeting of stockholders, assuming the presence of a quorum. There is no cumulative voting in the election of directors.
Our Charter provides that the number of directors may be increased or decreased by the Board from time to time pursuant to our Bylaws, but shall never be less than the minimum number required by the MGCL nor more than fifteen. Any vacancy may be filled in the manner provided in the Bylaws. Under the Bylaws, any vacancy on the Board for any cause other than an increase in the number of directors may be filled by a majority of the remaining directors, even if such a majority is less than a quorum. Any vacancy in the number of directors created by an increase in the number of directors may be filled by a majority of the entire Board. Any individual so elected as director shall serve until the next annual meeting of stockholders and until such director’s successor is duly elected and qualifies. Except as may otherwise be provided in the terms of any preferred shares issued by the Company, directors are elected annually.
Restrictions on Transfer; Change of Control. All holders of common stock are subject to the ownership limitations and transfer restrictions set forth in our Charter, designed to protect the Company’s status as a REIT. See “Certain Provisions of MGCL and Our Charter and Bylaws – Restrictions on Ownership and Transfer” below for additional details. The ownership limitations generally prohibit ownership of more than 9.8% of the aggregate of the outstanding shares of common stock by any single stockholder, either beneficially or constructively, and ownership of more than 9.8% in value of the aggregate of our outstanding shares of capital stock (defined to include all classes or series of stock, including both common and preferred). The ownership limitations could delay, defer or prevent a change in control of us that might involve a premium price for holders of our common stock, or might otherwise be in the best interest of our stockholders.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.
Our Charter obligates us, to the maximum extent permitted by Maryland law, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of ours and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of ours and at our request, serves or has served as a director, officer, member, manager, partner or trustee of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. The Charter also permits us, with the approval of the Board of Directors, to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor.
Maryland law requires a corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either, case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance or reimburse reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (y) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (z) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Certain Provisions of the MGCL and Our Charter and Bylaws

The MGCL and our Charter and Bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year and shares must be beneficially owned by 100 or more persons at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year). In addition, certain percentages of our gross income must be from particular activities.
In order to assist our Board of Directors in preserving our status as a REIT by complying with the ownership concentration limits described above, among other purposes, our Charter generally prohibits any person (subject to certain exceptions described below) from beneficially or constructively owning more than:
•	9.8% of our common stock by value or by number of shares, whichever is more restrictive (the “Common Stock Ownership Limit”); or
•
9.8% in value of the aggregate of our outstanding shares of capital stock (defined to include all classes or series of stock, including both common and preferred) (the “Aggregate Stock Ownership Limit”).

Our Charter also prohibits any person from:
•	beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT; and
•	making any transfer of shares of our capital stock that, if effective, would result in our being beneficially owned by fewer than 100 persons (as determined under Section 856(a)(5) of the Code).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to us (or, in the case of a proposed or attempted transaction, to provide us with at least 15 days prior written notice) and, in either case, to provide us with such other information as we may request in order to determine the effect of such transfers or ownership on our status as a REIT.
Our Board of Directors may, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, waive the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit and may establish or increase a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT.
As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, our Board of Directors may, but is not required to, require an opinion of counsel or ruling of the IRS satisfactory to our Board as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose such other conditions or restrictions as it deems appropriate.
In connection with granting a waiver of the ownership limits or creating or modifying an excepted holder limit, or at any other time, our Board may increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the shares of our stock then outstanding or we would otherwise fail to qualify as a REIT. A decreased ownership limit will not be effective to any person whose percentage of ownership of our stock is in excess of the decreased ownership limit until the person’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be subject to the decreased ownership limit.
In the event of any attempted transfer of our shares of capital stock which, if effective, would result in any person beneficially or constructively owning shares in excess, or in violation, of the transfer or ownership limitations described above (including any applicable excepted holder limit) or result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT under the Code, then that number of shares of capital stock, the beneficial or constructive ownership of which otherwise would cause such person (referred to in our Charter as a “Prohibited Owner”) to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the Prohibited Owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer, subject to the following:
•
if a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of the restrictions described above, the transfer that would have resulted in such violation will be void ab initio, and the proposed transferee shall acquire no rights in such shares; and

•
any transfer that results in the violation of the restriction relating to our shares of capital stock being beneficially owned by fewer than 100 persons will be void ab initio, and the intended transferee shall acquire no rights in such shares.

Shares held in the charitable trust will continue to constitute issued and outstanding shares of our capital stock. The Prohibited Owner will not benefit economically from ownership of any shares held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of capital stock held in the charitable trust. The trustee of the charitable trust will be appointed by us and must be unaffiliated with us or any Prohibited Owner and will have all voting rights and rights to dividends or other distributions with respect to shares of capital stock held in the charitable trust, and these rights will be exercised for the exclusive benefit of the trust’s charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of capital stock have been transferred to the trustee are required by our Charter to be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee is required to be held in trust for the trust’s charitable beneficiary. Subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trustee, the trustee, in its sole discretion, will have the authority, subject to us not having already taken irreversible corporate action on the basis of any such vote, to:
•	rescind as void any vote cast by a Prohibited Owner prior to our discovery that such shares have been transferred to the trust; and
•	recast such vote; provided, however, that if we have already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of capital stock have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee will sell the shares held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations in our Charter. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the Prohibited Owner and to the charitable beneficiary. The Prohibited Owner will receive the lesser of:
•
the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).
The trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions paid to the Prohibited Owner and owed by the Prohibited Owner to the trustee. Any net sale proceeds in excess of the amount payable to the Prohibited Owner will be paid immediately to the charitable beneficiary. If, before our discovery that shares of stock have been transferred to the charitable trust, such shares are sold by a Prohibited Owner, then:
•	such shares will be deemed to have been sold on behalf of the charitable trust; and
•
to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that the Prohibited Owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.

In addition, shares of stock held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:
•	the price per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and
•	the market price on the date we, or our designee, accept such offer.
We may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions paid to the Prohibited Owner and owed by the Prohibited Owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept such deemed offer until the trustee has sold the shares of capital stock held in the charitable trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the Prohibited Owner and any dividends or other distributions held by the trustee will be paid to the charitable beneficiary.
All certificated shares of our capital stock will bear a legend referring to the restrictions described above.
Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating such person’s name and address, the number of shares of each class and series of our capital stock beneficially owned by such owner and a description of the manner in which the shares are held. Each such owner must also provide us with such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the restrictions on ownership and transfer of our shares. In addition, each stockholder will upon demand be required to provide us with such information as we may request, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.
These ownership limitations could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock, or might otherwise be in the best interest of our stockholders. The foregoing restrictions on transferability and ownership will not apply if our Board of Directors determines that it is no longer on our best interest to attempt to qualify, or continue to qualify, as a REIT, or that compliance with such restrictions is no longer necessary in order for us to qualify as a REIT.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Statements by MacKenzie Realty Capital, Inc., together with its subsidiaries as discussed in Note 1 of the financial statements included in this Offering Circular (collectively, the “Company,” “we,” or “us”) contained herein, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, stockholders can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,“ “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any anticipated results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. An economic downturn could impair our ability to continue to operate, which could lead to the loss of some or all of our investments, a contraction of available credit and/or an inability to access the equity markets could impair our lending and investment activities, and interest rate volatility could adversely affect our results, particularly if we elect to use leverage as a part of our investment strategy.

Further, we may experience fluctuations in our operating results due to a number of factors, including the effect of the return on our equity investments, the interest rates payable on our debt investments, the default rates on such investments, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

For a discussion of additional factors that could cause our actual results to differ from forward-looking statements contained herein, please refer to the discussions presented under the heading “Risk Factors” above beginning on page of this Offering Circular and in Item 1A of our Annual Report on Form 10-K for the year ended June 30, 2025, as filed with the SEC.

Overview

Historically, we were an externally managed non-diversified closed-end management investment company that elected to be treated as a BDC under the Investment Company Act of 1940 (the “1940 Act”), but we withdrew our election to be treated as a BDC on December 31, 2020. Our objective remains to generate both current income and capital appreciation through real estate-related investments. We have elected to be treated as a REIT under the Code and, as a REIT, we are not subject to federal income taxes on amounts that we distribute to the stockholders, provided that, on an annual basis, we generally distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding any net capital gain) to the stockholders and meet certain other conditions. To the extent that we satisfy the annual distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. Our wholly owned subsidiary, MacKenzie NY Real Estate 2 Corp. (“MacKenzie NY 2”), is subject to corporate federal and state income tax on its taxable income at regular statutory rates.

We are managed by the Advisers, and MacKenzie provides the non-investment management services and administrative services necessary for us to operate.

Investment Plan

We generally seek to invest in real estate assets. We intend to invest at least 80% of our total assets in equity or debt in real estate assets. We can invest up to 20% of our total assets in investment securities of real estate companies. A real estate company is one that (i) derives at least 50% of its revenue from the ownership, construction, financing, management or sale of commercial, industrial or residential real estate and land; or (ii) has at least 50% of its assets invested in such real estate. We will not invest in general partnerships, joint ventures, or other entities that do not afford limited liability to their security holders. However, limited liability entities in which we invest may hold interests in general partnerships, joint ventures, or other non-limited liability entities. When purchasing securities, we generally favor purchasing securities issued by entities that have (i) completed the initial offering of their securities, (ii) operated for a period of at least two years, and typically more than five years, from the completion of their initial offering, and (iii) fully invested their capital in real properties or other real estate related investments.

Our investment objective is to generate current income and capital appreciation through the acquisition of real estate assets and debt and equity real estate-related investments. Our independent directors review our investment policies periodically, at least annually, to confirm that our policies are in the best interests of our stockholders. Each such determination and the basis thereof are contained in the minutes of our Board of Directors meetings.

We seek to accomplish our objective by rigorously analyzing the value of and risks associated with potential acquisitions, and, for up to 20% of our total assets, by acquiring real estate securities at significant discounts to their net asset value.

We intend to expand our investment strategy to include acquisition of distressed real properties. Like our other investments, we would expect to hold distressed properties and infuse funds as necessary to extract unrealized value.

We will engage in various investment strategies to achieve our overall investment objectives. The strategy we select depends upon, among other things, market opportunities, the skills and experience of the Advisers’ investment team and our overall portfolio composition. We generally seek to acquire assets that produce ongoing distributable income for investors, yet with a primary focus on purchasing such assets at a discount from what the Advisers estimate to be the actual or potential value of the real estate.

We intend to continue our historical activities related to launching tender offers to purchase shares of non-traded REITs in order to boost our short-term cash flow and to support our distributions, subject to the constraint that such securities will not exceed 20% of our portfolio. We believe this niche strategy will allow us to pay distributions that are supported by cash flow rather than paying back investors’ capital, although there can be no assurance that some portion of any distribution is not a return of capital.

Rental, Reimbursement and Other Property Income

We generate rental revenue by leasing office space and apartment units to a building’s tenants. These tenant leases fall under the scope of Accounting Standards Codification (“ASC”) Topic 842 and are classified as operating leases. Revenues from such leases are recognized on a straight-line basis over the terms of the lease agreements.

Investment Income

We generate revenues in the form of operating income, capital gains and dividends on dividend-paying equity securities or other equity interests that we acquire, in addition to interest on any debt investments that we hold. Further, we may generate revenue in the form of commitment, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees are generated in connection with our investments and recognized as earned.

Expenses

Our primary operating expenses include the payment of: (i) advisory fees to our Advisers; (ii) our allocable portion of overhead and other expenses incurred by MacKenzie in performing its obligations under the Administration Agreement; and (iii) other real estate properties operating expenses, including interest expenses on debt obtained to finance our property acquisitions, as detailed below. Our investment advisory fees compensate our Investment Adviser and Real Estate Adviser for their work in identifying, evaluating, negotiating, closing, monitoring and servicing our investments. Our expenses must be billed to and paid by us, except that MacKenzie may be reimbursed for actual cost of goods and services used by us and certain necessary administrative expenses. We will bear all other expenses of our operations and transactions, including:

•	the cost of operating and maintaining real estate properties;
•	the cost of calculating our net asset value, including the cost of any third-party valuation services;
•	the cost of effecting sales and repurchases of our shares and other securities;
•	interest payable on debt, if any, to finance our investments;
•
fees payable to third parties relating to, or associated with, making investments, including fees and expenses associated with performing due diligence reviews of prospective investments and third-party advisory fees;

•	transfer agent and safekeeping fees;
•	fees and expenses associated with marketing efforts;
•	federal and state registration fees, any stock exchange listing fees in the future;
•	federal, state and local taxes;
•	independent directors’ fees and expenses;
•	brokerage commissions;
•	fidelity bond, directors and officers errors and omissions liability insurance, and other insurance premiums;
•	direct costs and expenses of administration and sub-administration, including printing, mailing, long distance telephone and staff;
•	fees and expenses associated with independent audits and outside legal costs;
•	costs associated with our reporting and compliance obligations under the Exchange Act and applicable federal and state securities laws; and
•
all other expenses incurred by either MacKenzie or us in connection with administering our business, including payments under the Administration Agreement that are based upon our allocable portion of overhead and other expenses incurred by MacKenzie in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions, and our allocable portion of the costs of compensation and related expenses of our chief compliance officer and our chief financial officer and any administrative support staff.

Portfolio Investment Composition

As of June 30, 2025, we owned various real estate limited partnerships and REITs that are listed in the “Investments, at fair value” in the table below. We also owned various investments in entities that own real estate which gave us enough control such that the investments are not securities for 1940 Act purposes, but not enough to consolidate the financial statements of such entities with our own; these are listed below as “Equity method investments, at fair value”. The following table summarizes the composition of our investments at fair value as of June 30, 2025 and 2024:

	Fair Value
Investments, at fair value	June 30, 2025	June 30, 2024
Blackstone Real Estate Income Trust, Inc. - Class S	$-	$330,828
Highlands REIT, Inc.	37,403	69,322
Moody National REIT II, Inc.	2,963	18,759
National Healthcare Properties, Inc.	740,894	856,285
SmartStop Self Storage REIT, Inc. - Class A	29,154	41,149
Starwood Real Estate Income Trust, Inc. - Class S	939,114	24,821
Total	$1,749,528	$1,341,164

	Fair Value
Equity method investments, at fair value	June 30, 2025	June 30, 2024
5210 Fountaingate, LP	$-	$4,950
Green Valley Medical Center, LP	-	2,005,102
Lakemont Partners, LLC	711,740	791,990
Martin Plaza Associates, LP	531,544	465,053
Westside Professional Center I, LP	882,167	1,436,171
Total	$2,125,451	$4,703,266

Properties

In addition to our investment securities, we currently own and manage nine commercial real estate properties: Satellite Place Office Building located in Duluth, GA, 1300 Main Office Building, First & Main Office Building and Main Street West Office Building located in Napa, CA, Woodland Corporate Center located in Woodland, CA, 220 Campus Lane Office Building, Green Valley Medical Center and Green Valley Executive Center located in Fairfield, CA and One Harbor Center located in Suisun, CA and four residential apartments: Commodore Apartments and The Park View Apartments, located in Oakland, CA, Hollywood Apartments located in Los Angeles, CA, and the Shoreline Apartments located in Concord, CA.

1300 Main Office Building, First & Main Office Building, Main Street West Office Building, Woodland Corporate Center, Hollywood Apartments, Shoreline Apartments and Green Valley Medical Center are owned through our subsidiary, the Operating Partnership; the Commodore Apartments are owned through our subsidiary, Madison; The Park View Apartments is owned through our subsidiary, PVT and Satellite Place Office Building is owned through our subsidiary, MacKenzie Satellite Place Corp. In August 2024, the Company listed Hollywood Apartments for sale. However, as of February 1, 2025, we discontinued marketing the property for sale and opted to retain ownership and continue operations. Therefore, as of June 30, 2025, it no longer qualified as held for sale.

We own our properties through our subsidiaries, which are listed in the table below.

Property	Property Owners
Commodore Apartments	Madison-PVT Partners LLC
The Park View Apartments	PVT-Madison Partners LLC
Hollywood Apartments	PT Hilview GP. LLC
Shoreline Apartments	MacKenzie -BAA IG Shoreline LLC
Satellite Place Office Bulding	MacKenzie Satelhite Place Corp.
First & Main Office Building	First & Main, LP
1300 Main Office Building	300 Main, LP
Woodland Corporate Center	Woodland Corperate Center Two, LP
Main Street West Office Building	Main Street West, LP
220 Campus Lane Office Building	220 Campus Lane,LLC
Green Valley Executive Center	GV Executive Center, LLC
One Harbor Center	One Harbor Center, LP
Green Valley Medical Center	Green Valley Medical Center, LP

1300 Main Office Building contains 20,145 square feet, of which approximately 13,900 square feet is office space and the remainder is designated as retail space. As of June 30, 2025, the property is 96% occupied by 8 tenants. The following table shows the largest tenants and square footage occupied:

Largest Tenants Business	Business	Square Ft. Occupied	Annual Base Rent	Lease Expiration	Renewal options
Wilson Daniels	Wine Wholesaler	6,712	$373,239	06/15/2031	1, 5 years
Norcal Gold	Real Estate	2,896	$181,297	03/31/2026	No
Bao Ling Li	Restaurant	3,212	$174,960	11/30/2030	No
Whole Health	Medical	2,186	$137,219	07/31/2025	2, 5 years

The following information pertains to lease expirations at 1300 Main Office Building:

Year	Number of Leases Expiring	Total Area	Annual Base Rent	Percentage of Gross Rent
2025	1	2,186	$137,219	12%
2026	1	2,896	$181,297	17%
2028	1	266	$6,000	1%
Thereafter	5	13,975	$757,250	70%

First & Main Office Building contains 27,398 square feet, of which approximately 19,000 square feet is office space and the remainder is designated as retail space. As of June 30, 2025, the property is 100% occupied by 9 tenants. The following table shows the largest tenants and square footage occupied:

Largest Tenants Business	Business	Square Ft. Occupied	Annual Base Rent	Lease Expiration	Renewal options
GVM Law	Legal Services	9,470	$515,983	09/20/2026	2, 5 years
Brotlemarkle	Accounting Services	4,366	$249,654	07/31/2030	2, 5 years
Napa Palisades	Restaurant	3,462	$198,219	08/31/2040	No
33133 Investments, Inc.	Retail	2,220	$181,452	07/31/2025	No

The following information pertains to lease expirations at First & Main Office Building:

Year	Number of Leases Expiring	Total Area	Annual Base Rent	Percentage of Gross Rent
2025	2	5,648	$350,932	22%
2026	1	9,470	$515,983	33%
2027	1	1,135	$74,826	5%
Thereafter	5	11,122	$629,535	40%

Main Street West Office Building contains 38,135 square feet, of which approximately 32,700 square feet is office space and the remainder is designated as retail space. As of June 30, 2025, the property is 53% occupied by 8 tenants. AUL Corporation elected to terminate its lease as of February 3, 2025. During the year ended June 30, 2025, we recorded an impairment loss of $9,500,167 on Main Street West Office Building due to the early lease termination of AUL Corporation, and the foreclosure proceedings due to maturity default of the debt secured by the property. On March 25, 2025, the Company entered into the Forbearance Agreement with the Prior Lender and as part of the Forbearance Agreement, the Company paid down $5 million on the loan and took control of the property from the receiver in April 2025. The loan from the Prior Lender was paid off in June 6, 2025, with the proceeds from a new loan from EverTrust Bank. The following table shows the largest tenants and square footage occupied:

Largest Tenants Business	Business	Square Ft. Occupied	Annual Base Rent	Lease Expiration	Renewal options
State of California	Health Care	4,697	$259,721	10/31/2028	No
Strategies To Empower People	Health Care	4,875	$224,859	01/28/2028	No
Azzurro Pizzeria	Restaurant	2,735	$147,888	03/31/2029	1, 5 years
Bay Area Legal Aid	Legal Services	2,135	$124,305	12/15/2027	1, 5 years

The following information pertains to lease expirations at Main Street West Office Building:

Year	Number of Leases Expiring	Total Area	Annual Base Rent	Percentage of Gross Rent
2025	1	938	$62,544	6%
2026	2	2,940	$122,000	11%
2027	1	2,135	$124,305	12%
Thereafter	4	14,231	$744,356	71%

Satellite Place Office Building contains 134,785 square feet, all of which is office space. As of June 30, 2025, the property is approximately 29% occupied by 4 tenants. The following table shows the largest tenants and square footage occupied:

Largest Tenants Business	Business	Square Ft. Occupied	Annual Base Rent	Lease Expiration	Renewal options
Codoxo	Healthcare Software	13,956	$296,446	06/30/2030	No
Polytron	Title Services	10,737	$217,267	04/30/2031	2, 5 years
Ampirical	Engineering Consulting	9,790	$208,070	09/30/2030	2, 5 years
Sun Taiyang	Consumer Products	4,383	$97,898	11/30/2029	1, 5 years

The following information pertains to lease expirations at Satellite Place Office Building:

Year	Number of Leases Expiring	Total Area	Annual Base Rent	Percentage of Gross Rent
2029	1	4,383	$97,898	12%
2030	2	23,746	$504,516	62%
2031	1	10,737	$217,267	26%

Woodland Corporate Center contains 37,034 square feet, of which 7,797 square feet are laboratories and the rest is office space. All of the laboratory space is occupied by Agtech Innovation. As of June 30, 2025, the property is 91% occupied by 13 tenants. The following table shows the largest tenants and square footage occupied:

Largest Tenants Business	Business	Square Ft. Occupied	Annual Base Rent	Lease Expiration	Renewal options
Agtech Innovation	Research and Development	12,940	$337,053	04/09/2031 08/31/2032 12/21/2032	No
Children’s Home Society	Non-Profit Education	4,042	$151,286	10/31/2028	No
Burger Rehab	Physical Therapy	4,013	$123,725	09/22/2028	No
California Dept of Rehabilitation	Rehabilitation Services	3,057	$94,788	07/31/2025	No

The following information pertains to lease expirations at Woodland Corporate Center:

Year	Number of Leases Expiring	Total Area	Annual Base Rent	Percentage of Gross Rent
2025	1	3,057	$94,788	9%
2026	1	1,433	$47,105	4%
2027	2	2,160	$85,265	8%
Thereafter	9	26,996	$823,764	79%

Green Valley Executive Center contains 46,101 square feet, of which approximately 41,600 square feet is office space and the remainder is designated as retail space. As of June 30, 2025, the property is 100% occupied by 16 tenants. The following table shows the largest tenants and square footage occupied:

Largest Tenants Business	Business	Square Ft. Occupied	Annual Base Rent	Lease Expiration	Renewal options
Community Housing Opportunities	Real Estate	8,510	$348,852	08/31/2026	No
Arkshire Financial, LLC	Insurance	7,016	$308,400	02/28/2027	No
Larsen & Toubro Limited, Inc.	Multinational Conglomerate	5,130	$277,026	02/13/2028	No
Sticky Rice	Restaurant	4,388	$188,309	08/17/2034	No

The following information pertains to lease expirations at Green Valley Executive Center:

Year	Number of Leases Expiring	Total Area	Annual Base Rent	Percentage of Gross Rent
2025	1	968	$44,978	2%
2026	3	13,567	$568,974	28%
2027	3	9,147	$415,956	20%
Thereafter	9	22,295	$1,040,385	50%

One Harbor Center contains 49,569 square feet, all of which is office space. As of June 30, 2025, the property is 74% occupied by 12 tenants. The following table shows the largest tenants and square footage occupied:

Largest Tenants Business	Business	Square Ft. Occupied	Annual Base Rent	Lease Expiration	Renewal options
Shimmick Construction Company, Inc.	Construction	10,221	$346,332	05/15/2027	No
Equiventure	Health Care	6,446	$232,200	11/16/2033	4, 5 years
Wiseman Company Mgt.	Real Estate	4,883	$171,995	06/01/2028	No
Dwight Davenport	Financial Services	2,592	$104,595	07/31/2028	No

The following information pertains to lease expirations at One Harbor Center:

Year	Number of Leases Expiring	Total Area	Annual Base Rent	Percentage of Gross Rent
2025	2	3,080	$112,265	8%
2026	5	7,535	$286,533	22%
2027	1	10,221	$346,332	26%
Thereafter	4	15,882	$584,715	44%

Green Valley Medical Center contains 31,590 square feet, of which approximately 20,100 square feet is office space, approximately 8,300 square feet is health care space, and the remainder is designated as retail space. As of June 30, 2025, the property is 94% occupied by 14 tenants. The following table shows the largest tenants and square footage occupied:

Largest Tenants Business	Business	Square Ft. Occupied	Annual Base Rent	Lease Expiration	Renewal options
Cal OES	State Emergency Services	7,605	$291,652	08/31/2031	No
California Forever	Real Estate	3,341	$152,400	10/17/2028	No
Jethro Nicolas et al	Health Care	3,409	$143,700	04/14/2035	No
Green Valley Oral Surgery	Health Care	2,179	$101,631	05/07/2029	2, 10 years

The following information pertains to lease expirations at Green Valley Medical Center:

Year	Number of Leases Expiring	Total Area	Annual Base Rent	Percentage of Gross Rent
2025	2	2,404	$100,356	8%
2026	1	1,332	$69,002	6%
2027	1	1,515	$64,968	5%
Thereafter	10	24,383	$976,332	81%

Commodore Apartments is a mid-rise apartment building built in 1912 and has 48 units. As of June 30, 2025, Commodore Apartments is approximately 97.9% occupied. The Park View Apartments is also a mid-rise apartment building built in 1929 and has 39 units. As of June 30, 2025, The Park View Apartments is approximately 94.9% occupied. Hollywood Apartments, located in Los Angeles, CA, is a mid-rise apartment building built in 1917 and has 54 units. The property contains approximately 38,000 square feet of net rentable apartment area and 8,610 square feet of retail space. All of the retail space is currently occupied by restaurants and nightclubs. The apartment units are 87.0% occupied as of June 30, 2025. Shoreline Apartments is a mid-rise apartment building built in 1967 and renovated in 2015 which has 84 units. As of June 30, 2025, Shoreline Apartments building is approximately 92.9% occupied.

The following table provides information regarding each of the residential properties:

Property Name	Sector	Location	Square Feet	Units	Percentage Leased	Annual Base Rent	Monthly Base Rent/Occupied Unit
The Park View Apartments	Multi-Family Residential	Oakland, CA	31,020	39	94.9%	$1,078,977	$2,430
Commodore Apartments	Multi-Family Residential	Oakland, CA	26,635	48	97.9%	$905,159	$1,605
Hollywood Apartments	Multi-Family Residential	Los Angeles, CA	37,971	54	87.0%	$1,230,422	$2,182
Shoreline Apartments	Multi-Family Residential	Concord, CA	68,200	84	92.9%	$1,988,671	$2,125

Property Name	Sector	Location	Square Feet	Units	Percentage Leased	Annual Base Rent	Monthly Base Rent/Occupied Unit
Hollywood Apartments	Retail	Los Angeles, CA	8,610	1	100.0%	$343,357	$28,613

Our 220 Campus Lane Office Building was purchased in September 2023. The office building was vacant at the time of our purchase. Currently, we are in the process of renovating the building and marketing it for lease. As of June 30, 2025, 7 tenants are leasing space totaling 12,583 square feet or 29.1% of the building. The annualized base rent for these tenants is $416,546.

In addition to our commercial and residential real estate properties, we own two parcels of land: a vacant parcel adjacent to the 220 Campus Lane Office Building in Fairfield, California (“Campus Lane Land”) and a vacant parcel at 5000 Wiseman Way in Fairfield, California (“Aurora Land”). These parcels were acquired with the objective of developing multi-family residential communities and are owned by the Operating Partnership through its subsidiaries, Campus Lane Residential and MRC Aurora. These development projects are further discussed below.

Aurora Land Development (known as the Aurora at Green Valley)

We are actively constructing a multi-family residential community on this land which will include 72 units in three buildings, and a club house. The city’s planning commission approved our development project in September 2023, and we obtained all necessary building permits in August 2024 and the building construction commenced in September 2024. Construction is progressing on schedule and on budget.

The clubhouse opened in mid-June 2025 for pre-leasing activities. The first residential building was completed and received its certificate of occupancy in July 2025. Leasing of this building began in August 2025, and as of this report, 22 units have been leased, with current occupancy of 30.56% of the total 72 units. The remaining two buildings were completed and received certificates of occupancy in early September 2025. The leasing of the remaining two buildings is expected to commence in the coming weeks.

The construction of this project was financed through $10 million of preferred capital (including $7.23 million from outside investors) and a $17.15 million construction loan from Valley Strong Credit Union. As of the date of this report, we have borrowed $13.29 million from the construction loan.

Campus Lane Land Development (known as Blue Ridge)

We acquired the Campus Lane Land in September 2023 with the long-term objective of developing it into a multi-family residential community. We are preparing to launch this project, known as Blue Ridge, which will consist of 84 luxury multi-family units in Solano County, one of the fastest-growing counties in California. The entitlement process for the vacant land is currently underway. Our goal is to commence construction in spring 2026; however, this is subject to the city’s approval of our development application submitted in April 2024 and to securing the necessary financial resources. We are currently evaluating financing alternatives to fund the development of this project.

We currently do not have plans for any other major renovation or development of any properties except for our 220 Campus Lane Office Building, the Aurora at Green Valley and Blue Ridge, as discussed above. Each property is being held for income generation and potential value appreciation through increased occupancy and/or rental rates. We maintain property and liability insurance policies on all properties, which we believe are adequate and in line with industry standards.

Current Market and Economic Conditions

The markets in which our properties operate are highly competitive, and each property faces unique competitive challenges based upon local economic, political, and legal factors. Our West coast multi-family residential properties are generally restricted from raising rents significantly by local rent control laws. Rent control can result in average rents that are significantly below market, and this provides some buffer against declining rents in a recession. However, in order to encourage development, rent control usually does not apply to newer properties. Since older properties may be unable to raise rents as needed, they may be unable to make improvements that could allow them to compete with newer properties.

Our consolidated office properties, 1300 Main Office Building, First & Main Office Building, Main Street West Office Building, One Harbor Center, Satellite Place Office Building, Woodland Corporate Center, 220 Campus Lane Office Building and Green Valley Executive Center are all Class A suburban office properties and are located in Napa, Woodland, Suisun City and Fairfield, California and Duluth, Georgia. Available office space is plentiful in each market in which our office properties are located, which magnifies the competitive challenges that we face in these markets.

The broader economy has been experiencing increased levels of inflation, higher interest rates and tightening monetary and fiscal policies. The Federal Reserve increased the federal funds rate multiple times in 2022 and 2023 then paused hikes in the earlier part of 2024 before implementing rate cuts in the fourth quarter. We currently have fixed and variable interest rates for our loans. The rise in overall interest rates caused an increase in our variable-rate borrowing costs resulting in an increase in interest expense. The cumulative effect of the prior rate increases may adversely impact real estate asset values. In addition, a prolonged period of high and persistent inflation could cause an increase in our expenses. The current market and economic conditions could have a material impact on our business, cash flow and results of operations. It could also impact our ability to find suitable acquisitions, sell properties, and raise equity and debt capital.

Results of Operations

Comparison of the Fiscal Years Ended June 30, 2025 (“Fiscal 2025”) and June 30, 2024 (“Fiscal 2024”). The commercial and residential properties owned by us during Fiscal 2025 and 2024 are as follows:

Fiscal 2025	Fiscal 2024

Commercial properties	Commercial properties
Satellite Place Office Building	Satellite Place Office Building
First & Main Office Building	First & Main Office Building
1300 Main Office Building	1300 Main Office Building
Main Street West Office Building	Main Street West Office Building
Woodland Corporate Center	Woodland Corporate Center
220 Campus Lane Office Building	220 Campus Lane Office Building
Green Valley Executive Center	Green Valley Executive Center
One Harbor Center	One Harbor Center
Green Valley Medical Center (Acquired in August 2024)

Residential properties	Residential properties
Commodore Apartments	Commodore Apartments
The Park View Apartments	The Park View Apartments
Hollywood Apartments	Hollywood Apartments
Shoreline Apartments	Shoreline Apartments

Rental, reimbursements and other property income:

Rental and reimbursement revenues are generated from our commercial and residential real estate properties. During the year ended June 30, 2025, we generated $22.06 million in rental and reimbursements revenues, of which $16.17 million was generated from our nine commercial properties and $5.89 million was generated from our four residential properties. During the year ended June 30, 2024, we generated $15.74 million in rental and reimbursements revenues, of which $9.82 million was generated from our eight commercial properties and $5.92 million was generated from our four residential properties. The total increase in rental revenues was mainly due to the acquisition of one office building (Green Valley Medical Center) since June 30, 2024, and an early lease termination income of $3 million received from one of the tenants at our Satellite Place Office Building in December 2024.

Investment income:

Investment income was made up of dividends, distributions from operations, distributions from sales/capital transactions, interest, and other investment income. Total investment income for the years ended June 30, 2025 and 2024 were $0.07 million and $0.85 million, respectively. During the year ended June 30, 2025, we received minimal distributions from operations, sales, and liquidations as compared to $0.27 million received during the year ended June 30, 2024. The decrease was mainly due to the decrease in distributions received from investments. During the year ended June 30, 2025, we received dividends, interest, and other investment income of $0.07 million as compared to $0.58 million received during the year ended June 30, 2024. This decrease was mainly due to decrease in interest income from our cash deposits in money market funds during the year ended June 30, 2025, as we withdrew all of the deposits during 2024.

Expenses:

Property operating and maintenance expenses:

Operating and maintenance expenses mainly consist of real estate taxes, utilities, repair and maintenance, cleaning, landscape, security, property management fees, insurance, and various other administrative expenses incurred in the operation of our commercial and residential real estate assets. During the year ended June 30, 2025, we incurred operating and maintenance expenses of $7.39 million, of which $4.65 million were incurred in the operation of our nine commercial properties, $2.73 million were incurred in the operation of our four residential properties and $0.01 million were incurred in the operation of the Operating Partnership. During the year ended June 30, 2024, we incurred operating and maintenance expenses of $6.52 million, of which $3.78 million were incurred in the operation of our eight commercial properties, $2.73 million were incurred in the operation of our four residential properties and $0.01 million were incurred in the operation of the Operating Partnership. The increase in the operating expenses was mainly due to the acquisition of one new office building (Green Valley Medical Center) in August 2024.

Depreciation and amortization:

During the year ended June 30, 2025, we recorded depreciation and amortization of $11.43 million, of which $9.24 million was attributable to the depreciation and amortization of real estate and intangible assets of our nine commercial properties and $2.19 million was attributable to our four residential properties. During the year ended June 30, 2024, we recorded depreciation and amortization of $7.15 million, of which $4.98 million was attributable to the depreciation and amortization of real estate and intangible assets of our eight commercial properties and $2.17 million was attributable to our four residential properties. The increase in total depreciation and amortization of $4.28 million during the year ended June 30, 2025, was due to the acquisition of one new office building (Green Valley Medical Center) in August 2024 and write-off of leasehold improvements, lease commissions, and in-place lease related to our Satellite Place Office Building due to an early lease termination of its anchor tenant in December 2024.

Interest expense:

Interest expense for the year ended June 30, 2025 was $8.52 million, of which $5.02 million was incurred on the mortgage notes payable associated with our nine commercial properties, $3.12 million was incurred on the mortgage notes payable associated with our four residential properties and the debt on Campus Lane Land, and $0.38 million was incurred on the line of credit agreement of the Company. Interest expense for the year ended June 30, 2024 was $6.12 million, of which $3.12 million was incurred on the mortgage notes payable associated with our four residential properties and the loan on Campus Lane Land and $3 million was incurred on the mortgage notes payable associated with our seven commercial properties, which exclude Satellite Place Office Building since there is no debt on the property. The total increase of $2.40 million in interest expense for the year ended June 30, 2025, was primarily attributable to additional mortgage notes payable related to two office buildings (Satellite Place Office Building and Green Valley Medical Center) since June 30, 2024 and a residential property (Hollywood Apartments) incurring loan maturity extension fees and refinancing fees in 2025. Additionally, Main Street West’s loan with the Prior Lender accrued interest at 4% until its November 2024 maturity, after which it defaulted and increased to 8% subject to a Forbearance Agreement. On June 6, 2025, the loan was refinanced with EverTrust Bank at a rate equal to the Wall Street Journal Prime Rate (currently 7.50% annually), subject to a 6.50% floor. A small increase was also attributable to borrowings by the Parent Company under its new line of credit.

Unallocated corporate expenses:

Unallocated corporate expenses include corporate overhead expenses that are not directly attributable to one of our business segments and include interest expense, asset management fees to related party, general and administrative, professional fees, administrative cost reimbursements to related party, directors’ fees, and transfer agent cost reimbursements to related party.

Our asset management and incentive management fees are based on the advisory agreements that were effective January 1, 2021.

Asset management fee:

The asset management fees for the years ended June 30, 2025 and 2024 were $3.45 million and $3.22 million, respectively. The slight increase was due to total increase of $8.92 million in total invested capital from $178.83 million as of June 30, 2024 to $187.75 million as of June 30, 2025.

Incentive management fee:

Under the Advisory Management Agreement, we pay an incentive management fee that is equal to 15% of all distributions once shareholders have received cumulative distributions equal to 6% from the effective date of the Advisory Management Agreement. We did not incur any incentive management fee for the years ended June 30, 2025 and 2024.

Administrative cost and transfer agent reimbursements:

Costs reimbursed to MacKenzie for the year ended June 30, 2025 were $0.67 million as compared to $0.76 million for the year ended June 30, 2024. The slight decrease was due to a decrease in the allocable portion of overhead and other expenses incurred by MacKenzie in comparison to June 30, 2024, mainly due to hiring of a third-party transfer agent after June 30, 2024.

Transfer agent cost reimbursements paid to MacKenzie for the years ended June 30, 2025 and 2024 were $0.01 million and $0.07 million, respectively.

Other corporate operating expenses:

Other corporate operating expenses include professional fees, directors’ fees, printing and mailing expense, and other general and administrative expenses. Other operating expenses for the years ended June 30, 2025 and 2024, were $4.55 million and $1.80 million, respectively. The increase in other operating expenses was due to the acquisition of one commercial property (Green Valley Medical Center) since June 30, 2024, resulting in a higher amount of general and administrative operating expenses, and new consulting and marketing services expenses incurred by the Company during the year ended June 30, 2025.

Net realized gain (loss) on sale of investments:

During the year ended June 30, 2025, we recorded a net realized gain of $0.13 million as compared to $3.02 million net realized loss during the year ended June 30, 2024. Total realized gain for year ended June 30, 2025, was realized from the sale of three non-traded REIT securities and a limited partnership interest. Total net realized loss for the year ended June 30, 2024, was realized from the write-off of two limited partnership interests (BP3 Affiliate, LLC and Capitol Hill Partners, LLC) with a realized loss of $3.06 million offset by the sale of four non-traded REIT securities with a net realized gain of $0.04 million.

Net unrealized gain (loss) on investments:

During the year ended June 30, 2025, we recorded a net unrealized loss of $0.72 million, which was net of $0.17 million of unrealized gain reclassification adjustment. The reclassification adjustments are the accumulated unrealized gains or losses as of the end of the prior period that are realized during the current period. Accordingly, the net unrealized losses excluding the reclassification adjustment for the year ended June 30, 2025, were $0.55 million, which resulted from fair value depreciations of $0.69 million from general partnership interests, $0.08 million from limited partnership interests and fair value appreciations of $0.22 million from non-traded REIT securities.

During the year ended June 30, 2024, we recorded a net unrealized gain of $0.86 million, which was net of a $2.32 million unrealized loss reclassification adjustments. The reclassification adjustments are the accumulated unrealized gains or losses as of the end of the prior period that are realized during the current period. Accordingly, the net unrealized loss excluding the reclassification adjustment for the year ended June 30, 2024 was $1.46 million, which resulted from fair value of $1.06 million from non-traded REIT securities, $0.36 million from general partnership interests and $0.04 million from limited partnership interest.

Income tax provision (benefit):

The Parent Company has elected to be treated as a REIT for tax purposes under the Code and, as a REIT, is not subject to federal income taxes on amounts that it distributes to the stockholders, provided that, on an annual basis, it generally distributes at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and excluding any capital gain) to the stockholders and meets certain other conditions. To the extent that it satisfies the annual distribution requirement but distributes less than 100% of its REIT taxable income, it will be subject to U.S. federal corporate income tax on its undistributed taxable income. In addition, it will be subject to a 4% excise tax if the actual amount that it pays to its stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws.

The Parent Company satisfied the annual dividend payment and other REIT requirements for the tax year ended December 31, 2024. Therefore, it did not incur any tax expense or excise tax on its income from operations during the quarterly periods within the tax year 2024. In addition, for the tax year 2025, the Parent Company intends to pay the requisite amounts of dividends during the year and meet other REIT requirements such that the Parent Company will not owe any income taxes. Therefore, the Parent Company did not record any income tax provisions during any fiscal periods within the tax year 2025.

MacKenzie NY 2 and MRC QRS are subject to corporate federal and state income tax on their taxable income at regular statutory rates. As of June 30, 2025, they did not have any taxable income for tax year 2024 and 2025. Therefore, we did not record any tax provisions during any fiscal periods within the tax year 2024 and 2025. MacKenzie Satellite and MRC QRS are qualified REIT subsidiaries of the Parent Company. Therefore, they do not file a separate tax return.

The Operating Partnership is a limited partnership. Hollywood Hillview, MacKenzie Shoreline, Madison, PVT, 220 Campus Lane, Campus Lane Residential, GVEC and Innovate Napa are limited liability companies. First & Main, 1300 Main, Woodland Corporate Center Two, Main Street West, One Harbor Center, LP and Green Valley Medical Center, LP are limited partnerships. Accordingly, all income tax liabilities of these entities flow through to their partners, which, subject to the minority exceptions described in this document, ultimately is the Company. Therefore, no income tax provisions are recorded for these entities.

Liquidity and Capital Resources

Capital Resources:

We offered to sell up to 5 million shares of common stock in our first public offering and up to 15 million shares of common stock in each of our second and third public offerings. We have raised total gross proceeds of $119.10 million from the issuance of common stock under the public offerings, $42.46 million from our first public offering, which concluded in October 2016, $67.99 million from the second public offering, which concluded in October 2019, and $8.65 million from our third public offering, which concluded in October 2020. In addition, we have raised $15.56 million from the issuance of shares of common stock under the common stock DRIP as of June 30, 2025. Out of the total proceeds from DRIPs, we have utilized a total of $14.28 million to repurchase shares of common stock under the share repurchase program. In November 2021, the SEC qualified our Offering Circular pursuant to Regulation A to sell up to $50,000,000 of shares of our Series A preferred stock at an initial offering price of $25 per share. On October 14, 2022, we amended our Offering Circular and increased the offering to sell up to $75 million of shares of our Series A preferred stock. On November 1, 2023, we further amended our Offering Circular to sell an aggregate of up to $75 million of shares of either our Series A preferred stock or our Series B preferred stock. This post-effective amendment to the Offering Circular was declared effective on November 14, 2023, and terminated on November 1, 2024. We have raised $18.74 million through the sale of our Series A preferred stock and $3.11 million Series B preferred stock pursuant to the Offering Circular as of June 30, 2025. In addition, we have raised $0.45 million from the issuance of shares of Series A and Series B preferred stock under the preferred stock DRIP. In January 2025, the Second Offering Circular was qualified by the SEC for the sale of 1,286,638.62 shares of Series A and 1,267,216.17 shares of Series B preferred stock. The Second Offering Circular was amended in June 2025 to offer up to 647,991 shares of Series A Preferred Stock, 1,166,383 shares of Series B Preferred Stock, and 1,166,383 shares of Series C Preferred Stock. Of these amounts, 150,000 shares of each are reserved for the preferred stock DRIP. On January 15, 2025, our shelf registration statement on Form S-3 for the sale of up to $75 million in common stock, preferred stock, warrants, and units was declared effective by the SEC, and we entered into an equity distribution agreement with Maxim to issue and sell our common stock for an aggregate gross sales price of $20 million pursuant to the at-the-market offering described in the ATM Prospectus, subject to maintaining compliance with General Instruction I.B.6 of Form S-3 which requires that in no event will we sell securities in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75 million. As of June 30, 2025, under the ATM offering, we sold 56,948.30 shares with gross proceeds of approximately $1.50 million. In addition, on February 28, 2025, the Company offered and sold 153,403.40 shares of the Company’s common stock, pre-funded warrants to purchase up to 129,226.50 shares of common stock, and warrants to purchase up to an aggregate of 423,944.85 shares of common stock. The gross proceeds to the Company from this transaction were approximately $4.80 million before deducting the placement agent’s fees and other offering expenses payable by the Company. All share amounts are presented after giving effect to the Reverse Stock Split.

We plan to fund future investments with the net proceeds raised from our preferred equity offering and any future offerings of securities and cash flows from operations, as well as interest earned from the temporary investment of cash in U.S. government securities and other high-quality debt investments that mature in one year or less. However, we have not raised as much from our preferred equity offering in the past fiscal year as we did in previous years, at least in part due to rising interest rates making the preferred return less attractive. Thus, there is no guarantee that we can raise sufficient funds to meet our goals in terms of growth, strategic or necessary loan rebalancing, and additional investments. We also may fund a portion of our investments through borrowings from banks and issuances of senior securities. We also may borrow money within the underlying companies in which we have majority ownership.

We intend to utilize leverage to enhance the total returns of our portfolio. Historically, we were only able to access leverage at attractive costs through a credit facility, but the termination of our BDC status effective December 31, 2020 provided us with greater flexibility in choosing among different alternatives for raising capital through debt, equity participation features (such as warrants and convertible notes) and/or additional classes of stock (such as preferred) in order to facilitate capital formation.

Our aggregate borrowings (if any), secured and unsecured, are expected to be reasonable in relation to our net assets and will be reviewed by the Board of Directors at least quarterly.

We used the funds raised from our public offerings to invest in portfolio companies and to pay operating expenses.

We finished the year ended June 30, 2025, with cash and cash equivalents, and restricted cash of approximately $4.12 million. Our principal demands for cash are to fund operating and administrative expenses, debt service obligations, and dividends on our common and preferred Series A, B and C stock. In addition, we may also use cash to purchase additional properties. We expect to fund our material cash requirements over the next year through a combination of cash on hand, net cash provided by our property operations, new capital raised from our preferred Series A, B and C stock, and borrowings at the underlying companies and at the Parent Company level under lines of credit.

Cash Flows:

Fiscal 2025:

For the year ended June 30, 2025, we experienced a net decrease in cash of $8.96 million. During this period, we used net cash of $1.69 million in our operating activities, used net cash of $19.12 million in our investing activities and generated net cash of $11.85 million in our financing activities.

The net cash outflow of $1.69 million from operating activities resulted from $22.29 million used in operating expenses, offset by cash inflows of $20.52 million of rental revenues and $0.08 million of investment income.

The net cash outflow of $19.12 million from investing activities resulted from $18.90 million of real estate acquisitions through our subsidiaries, and $1.18 million purchases of equity investments, offset by cash inflow of $0.96 million from sale of investments.

The net cash inflow of $11.85 million from financing activities resulted from $48.47 million of additional mortgage borrowings, $9.59 million proceeds from borrowings under the affiliated party line of credit, $5.57 million of capital contributions by non-controlling interests holders, $3.79 million of issuance of common stock, $1.94 million of issuance of pre-funded warrants, $1.65 million of issuance of Series B preferred stock, $1.12 million of additional notes payable, $0.38 million of issuance of Series A common stock warrants, $0.23 million of issuance of Series A preferred stock and $0.22 million of issuance of Series B common stock warrants, offset by cash outflows of $48.89 million payments on existing mortgage notes, $4.80 million payment of dividends to common stockholders, $2.32 million payment of financing fees, $1.88 million payment of selling commissions and fees, $1.49 million capital distributions to non-controlling interests holders, $0.95 million payment of dividends to Series A preferred stockholders, $0.28 million change in capital pending acceptance, $0.23 million repayment of finance lease liabilities, $0.22 million payment on existing notes payables, $0.04 million payment of dividends to Series B preferred stockholders and $0.01 million redemption of Series A preferred stock.

Fiscal 2024:

For the year ended June 30, 2024, we experienced a net decrease in cash of $5.06 million. During this year, we used net cash of $0.59 million in our operating activities, $1.30 million in our investing activities and $3.17 million in our financing activities.

The net cash outflow of $0.59 million from operating activities resulted from $16.73 million of cash used in operating expenses offset by cash inflow of $15.28 million of rental revenues and $0.86 million of investment income.

The net cash outflow of $1.30 million from investing activities resulted from $10.23 million real estate acquisitions through our subsidiaries, $1.51 million payment on the contingent liability and $1.06 million purchases of equity investments, offset by $10.56 million sale of investments and $0.94 million distributions received from our investments that are considered return of capital.

The net cash outflow of $3.17 million from financing activities resulted from $5.18 million payments of dividends, $1.40 million redemption of common stock, $1.35 million payments on existing mortgage notes payables, $0.90 million payments of syndication costs, $0.89 million payments of dividends of Series A preferred stockholders, $0.88 million payment of loan extension fee, $0.83 million capital distribution to non-controlling interest holders, $0.37 million payment on note payable, $0.34 million acquisition of below market debt, $0.24 million capital pending acceptance, $0.10 million repayments of finance lease liabilities and $0.08 million redemption of Series A preferred stock, offset by $3.29 million additional mortgage borrowings, $2.53 million capital contributions by non-controlling interests holders, $2.14 million issuance of Series A preferred stock, $1.23 million issuance of Series B preferred stock and $0.20 million proceeds from notes payable.

Material Cash Obligations

We have entered into two contracts under which we have material future commitments: (i) the Advisory Management Agreement and the Amended and Restated Investment Advisory Agreement, under which the Advisers serves as our advisers, and (ii) the Administration Agreement, under which MacKenzie furnishes us with certain non-investment management services and administrative services necessary to conduct our day-to-day operations. Each of these agreements is terminable by either party upon proper notice. Payments under the Advisory Management Agreement in future periods will be (i) a percentage of the value of our Invested Capital; (ii) Acquisition Fees, and (iii) incentive fees based on our performance above specified hurdles. Payments under the Administration Agreement will occur on an ongoing basis as expenses are incurred on our behalf by MacKenzie. However, if MacKenzie withdraws as our administrator, it will be liable for any expenses we incur as a result of such withdrawal. For additional information concerning the terms of these agreements and related fees paid, see Note 8 in the consolidated financial statements included in this report.

Borrowings

On January 22, 2025, we entered into a revolving line of credit agreement with Patterson Real Estate Services, LP, an affiliate of the Adviser, of up to $10,000,000. Interest will accrue on any unpaid principal balance on the note at a fixed annual interest rate of 10%. In addition, an origination fee of 2% will be charged on each advance and the sum will be added to the principal balance. The loan matures on June 1, 2026. The loan requires monthly interest payments beginning on March 1, 2025, with the remaining principal balance due at maturity. As of the date of this report, the Company has borrowed $10 million, which includes $196,078 of loan origination fees, under the line of credit.

We used the proceeds from this credit facility on a short-term basis to bridge the gap between our asset acquisition expenditures and debt refinancing. We expect to be subject to various customary covenants and restrictions on our operations, such as covenants which would (i) require us to maintain certain financial ratios, including asset coverage, debt to equity and interest coverage, and a minimum net worth, and/or (ii) restrict our ability to incur liens, additional debt, merge or sell assets, make certain investments and/or distributions or engage in transactions with affiliates. We also borrow money within the underlying companies in which we have majority ownership.

The below table presents the total loans outstanding at the underlying companies as of June 30, 2025 and the fiscal years those loans mature:

Fiscal Year Ending June 30, :	Principal
2026	$28,553,223

2027	1,933,860

2028	29,029,695

2029	4,780,408

2030	27,471,758

Thereafter	43,569,422

Total	$135,338,366

Three of our underlying companies (Hollywood Hillview, Woodland Corporate Center Two, and Main Street West) had debts that matured during the fiscal year ending June 30, 2025. The Woodland Corporate Center Two loan was refinanced in October 2024, the Hollywood Hillview loan was refinanced in March 2025, and the Main Street West loan was refinanced in May 2025, as detailed below.

The $14.74 million note payable on Main Street West matured on November 1, 2024. Following a default, the bank initiated foreclosure proceedings in January 2025 and a court-appointed receiver took control of the property in February 2025. On March 25, 2025, the Company entered into a Forbearance Agreement with the Prior Lender. As part of the Forbearance Agreement, the Company paid down $5 million on the loan and regained control of the property from the receiver in April 2025. On May 21, 2025, the Company obtained a loan with EverTrust Bank for an amount of $9.50 million to refinance the prior loan with the Prior Lender. As of June 30, 2025, the outstanding balance on the loan with EverTrust Bank was $9.50 million.

Critical Accounting Policies and Estimates

Below is a discussion of the accounting policies and estimates that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. In addition to the discussion below, our critical accounting policies are discussed in Note 2 of our consolidated financial statements, which are part of this annual report beginning on page F-1.

Real Estate Purchase Price Allocations

In accordance with the guidance for business combinations, upon the acquisition of real estate properties, we evaluate whether the transaction is a business combination or an asset acquisition. If the transaction does not meet the definition of a business combination, we record the assets acquired, the liabilities assumed, and any non-controlling interest as of the acquisition date, measured at their relative fair values. Acquisition-related costs are capitalized in the period incurred and are added to the components of the real estate assets acquired. We assess the acquisition-date fair values of all tangible assets, identifiable intangible assets, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on several factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant. Intangible assets include the value of in-place leases, which represents the estimated fair value of the net cash flows of leases in place at the time of acquisition, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. We amortize the value of in-place leases to expense over the remaining non-cancelable term of the respective leases, which is on average five years. Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, prevailing interest rates, and the number of years the property will be held for investment. The use of inappropriate assumptions could result in an incorrect valuation of acquired tangible assets, identifiable intangible assets, and assumed liabilities, which could impact the amount of our net income (loss). Differences in the amount attributed to the fair value estimate of the various assets acquired can be significant based upon the assumptions made in calculating these estimates.

Fair Value Measurements

GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observables used in measuring investments at fair value. Market price is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observables and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I   – Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I are publicly traded equity securities. We do not adjust the quoted price for these investments even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level II  – Price inputs are quoted prices for similar financial instruments in active markets; quoted prices for identical or similar financial instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets. Investments which are generally included in this category are publicly traded equity securities with restrictions.

Level III – Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. Fair values for these investments are estimated by management using valuation methodologies that consider a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, financial condition, and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant judgment by management. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had an active market for these investments existed.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement, in its entirety, requires judgment and considers factors specific to the investment.

Valuation of Investments

Our consolidated financial statements include investments that are measured at their estimated fair values in accordance with GAAP. Our valuation procedures are summarized below:

Securities for which market quotations are readily available on an exchange will be valued at such price as of the closing price on the day closest to the valuation date. Where a security is traded but in limited volume, we may instead utilize the weighted average closing price of the security over the prior 10 trading days. We may value securities that do not trade on a national exchange by using published secondary market trading information. When doing so, we first confirm that GAAP recognizes the trading price as the fair value of the security.

Securities for which reliable market data is not readily available or for which the pricing source does not provide a valuation or methodology or provides a valuation or methodology that, in the judgment of the Investment Adviser or Board of Directors, does not represent fair value, are valued as follows: (i) each portfolio company or investment is initially valued by the investment professionals responsible for the portfolio investment; (ii) preliminary valuation conclusions are documented and discussed with our senior management; and (iii) the Board of Directors will discuss valuations and determine the fair value of each investment in our portfolio in good faith based on the input of the Investment Adviser and, where appropriate and necessary, the respective third‑party valuation firms.

The recommendation of fair value will generally be based on the following factors, as relevant:

•	the nature and realizable value of any collateral;
•	the portfolio company’s ability to make payments;
•	the portfolio company’s earnings and discounted cash flow;
•	the markets in which the issuer does business; and
•	comparisons to publicly traded securities.

Securities for which market data is not readily available or for which a pricing source is not sufficient may include the following:

•	private placements and restricted securities that do not have an active trading market;
•	securities whose trading has been suspended or for which market quotes are no longer available;
•	debt securities that have recently gone into default and for which there is no current market;
•	securities whose prices are stale;
•	securities affected by significant events; and
•	securities that the Investment Adviser believes were priced incorrectly.

Valuation of Real Property

When property is owned directly, the valuation process includes a full review of the property financial information. An Argus model is created using all known data such as current rent rolls, escalators, expenses, market data in the area where the property is located, cap rates, discount rates, mortgages, interest rates, and other pertinent information. We estimate future leasing and costs associated, generally over a ten-year period, to determine the fair value of the property. Once the fair value is determined, and reviewed by the Board of Directors, a determination of whether any impairment is required is made and documented. In addition, we may obtain a third-party appraisal on directly owned properties.

Determination of fair value involves subjective judgments and estimates and is reviewed by the Board of Directors. Accordingly, the notes to our consolidated financial statements will express the uncertainty of such valuations, and any change in such valuations, on our consolidated financial statements.

Below is a discussion of additional accounting policies and estimates. While management determined these to be not critical, they are still considered to be significant and relevant for understanding and evaluating our reported financial results.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect reported asset values, liabilities, revenues, expenses and unrealized gains (losses) on investments during the reporting period. Material estimates that are susceptible to change, and actual results could differ from those estimates.

Revenue Recognition

Rental revenue, net of concessions, which is derived primarily from lease contracts and includes rents that each tenant pays in accordance with the terms of each lease agreement, is recognized on a straight-line basis over the term of the lease, when collectability is determined to be probable.

Minimum rent, including rental abatements, lease incentives, and contractual fixed increases attributable to operating leases are recognized on a straight-line basis over the term of the related leases when collectability is probable. Amounts expected to be received in later years are recorded as deferred rent receivable. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that can be taken in the form of cash or a credit against the tenant’s rent) that is funded is treated as a lease incentive and amortized as a reduction of rental revenue over the lease term.

Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;
•	whether the lessee or lessor supervises the construction and bears the risk of cost overruns;
•	whether the amount of a tenant improvement allowance is in excess of market rates;
•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
•	whether the tenant improvements are unique to the tenant or general purpose in nature; and
•	whether the tenant improvements are expected to have any residual value at the end of the lease.

In accordance with ASC Topic 842, we determine whether collectability of lease payments in an operating lease is probable. If we determine the lease payments are not probable of collection, we fully reserve for rent and reimbursement receivables, including deferred rent receivable, and recognize rental income on a cash basis.

Distributions received from investments are evaluated by management and recorded as dividend income or a return of capital (reduction of investment) on the ex-dividend date. Operational dividends or distributions received from portfolio investments are recorded as investment income. Distributions resulting from the sale or refinance of an investee’s underlying assets are compared to the estimated value of the remaining assets and are recorded as a return of capital or as investment income as appropriate.

Realized gains or losses on investments are recognized in the period of disposal, distribution, or exchange and are measured by the difference between the proceeds from the sale or distribution and the cost of the investment. Investments are disposed of on a first-in, first-out basis. Net change in unrealized gain (loss) reflects the net change in portfolio investment values during the reporting period, including the reversal of previously recorded unrealized gains or losses.

Variable Interest Entities

We evaluate the need to consolidate other entities in when we have invested in their securities in accordance with ASC Topic 810, Consolidation. In determining whether we have a controlling interest in a variable interest entity that requires us to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the partners/members, as well as whether the entity is a variable interest entity for which we are the primary beneficiary.

Real Estate Assets, Capital Additions, Depreciation and Amortization

We capitalize costs, including certain indirect costs, incurred for capital additions, including redevelopment, development, and construction projects. We also allocate certain department costs, including payroll, at the corporate levels as “indirect costs” of capital additions, if such costs clearly relate to capital additions. We also capitalize interest, property taxes, and insurance during periods in which redevelopment, development, and construction projects are in progress. Cost capitalization begins once the development or construction activity commences and ceases when the asset is ready for its intended use. Repair and maintenance and tenant turnover costs are expensed as incurred. Repair and maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate asset. Depreciation and amortization expense are computed on the straight-line method over the asset’s estimated useful life. We consider the period of future benefit of an asset to determine its appropriate useful life and anticipate the estimated useful lives of assets by class to be generally as follows:

Buildings	16 – 45 years

Buildings improvements	1 – 15 years

Land improvent	5 – 15 years

Furniture, fixtures and equipment	3 – 11 years

In-place leases	1 – 10 years

Impairment of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying value of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment emerge, we assess whether we will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this assessment, if we do not believe that we will recover the carrying value of the real estate and related intangible assets, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets.

During the year ended June 30, 2025, we recorded an impairment loss of $9,500,167, with respect to our Main Street West Office Building due to an early lease termination by the anchor tenant and maturity default of the debt secured by the property. We utilized the inputs from a recent third-party appraisal and potential new leases to estimate the fair value of the property to determine the impairment amount. We consider these inputs as Level 3 measurements within the fair value hierarchy.

Assets and Liabilities Held for Sale
We classify long-lived assets to be sold as held for sale in the period in which all of the following criteria are met:
•	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group);
•	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups);
•	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated;
•
The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset or disposal group beyond one year;

•
The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale; and

•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

On the day that these criteria are met, we suspend depreciation on the investment properties held for sale, including depreciation for tenant improvements and additions, as well as on the amortization of acquired in-place leases. The investment properties and liabilities associated with those investment properties that are held for sale are classified separately on the consolidated balance sheets for the most recent reporting period and recorded at the lesser of the carrying value or fair value less costs to sell.

Dividends to Stockholders

We pay quarterly distributions to stockholders to the extent that we have income from operations available. Our quarterly distributions, if any, will be determined by our Board of Directors after a review and distributed pro-rata to holders of our shares; we declare distributions on a monthly basis, but pay each quarter. Any distributions to our stockholders will be declared out of assets legally available for distribution. In no event are we permitted to borrow money to make distributions if the amount of such distributions would exceed our annual accrued and received revenues, less operating costs. Distributions in kind are not permitted, except as provided in our Charter.

We have elected to be treated as a REIT under the Code. As a REIT, we are not subject to federal income taxes on amounts that we distribute to the stockholders, provided that, on an annual basis, we generally distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding any net capital gain) to the stockholders and meet certain other conditions. To the extent that we satisfy the annual distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws.

We have DRIPs that provide for reinvestment of our dividends and other distributions on behalf of stockholders for any individual stockholder who elects to participate in the DRIPs, provided that the applicable DRIP is permitted by the state in which the stockholders reside. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions. On March 4, 2024, the Board of Directors suspended the common stock share repurchase program and common stock DRIP in connection with trading of its common stock on the OTCQX Best Market. When our common stock became eligible for trading on OTC Markets in April 2024, the share repurchase program automatically terminated, and the Board of Directors will decide whether, and when, to reinstate the common stock DRIP.

During the fiscal year ended June 30, 2025, the Board approved the following quarterly dividends:

	Dividends
	Common Stock		Series A Preferred Stock		Series B Preferred Stock
During the Quarter Ended	Per Share	Amount	Per Share	Amount	Per Share	Amount
September 30, 2024	$1.250	$1,679,460	$0.375	$287,036	$0.750	$45,378
December 31, 2024	0.500	673,655	0.375	286,686	0.750	63,593
March 31, 2025	0.500	786,925	0.375	286,981	0.750	79,152
June 30, 2025	-	-	0.375	287,316	0.750	85,058
	$2.250	$3,140,040	$1.500	$1,148,019	$3.000	$273,181	*

* Of the total dividends declared for Series B during the year ended June 30, 2025, $204,889 was an increase in liquidation preference and $68,292 was the cash dividend. Series A and B preferred stock and common stock dividends declared during the quarter ended June 30, 2025, were paid in July 2025.

On May 19, 2025, following a review of the Company’s financials, the current economic climate, the potential impact of new tariffs on demand for office and retail space, and the increased likelihood of a near-term recession, the Board of Directors approved the suspension of the regular quarterly dividend on the Company’s common stock effective immediately. This decision was made to preserve liquidity, enable the Company to make further investments in its own properties and developments where prudent, and to provide financial flexibility as to near-term commitments; the suspension will remain in effect until further notice.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our portfolio primarily consists of equity and debt investments in smaller U.S. companies that primarily own commercial real estate that are either illiquid or not listed on any exchange, and our investments are considered speculative in nature. As a result, we are subject to risk of loss which may prevent our stockholders from achieving price appreciation, dividend distributions and a return of their capital.

At June 30, 2025, financial instruments that subjected us to concentrations of market risk consisted principally of equity investments, which represented approximately 1.60% of our total assets as of that date. As discussed in Note 4, to our consolidated financial statements, these investments primarily consist of securities in companies with no readily determinable market values and as such are valued in accordance with our fair value policies and procedures. Our investment portfolio sometimes also includes shares of publicly traded REITs, which are valued at recently quoted trading prices. Our investment strategy represents a high degree of business and financial risk due primarily to the general illiquidity of our investments. We may make short-term investments in cash equivalents, U.S. government securities and other high-quality investments that mature in one year or less, pending investments in portfolio companies made according to our principal investment strategy.

In addition, we are exposed to interest rate risk with respect to our variable-rate indebtedness; generally, an increase in interest rates would directly result in higher interest expense. We seek to manage our exposure to interest rate risk by utilizing a mix of fixed and floating rate financing, and through interest rate hedging agreements to fix or cap our variable-rate debt. As of June 30, 2025, $17.65 million, $14.99 million and $15.13 million of our total outstanding loan balance was under variable-rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), Prime rate, and U.S Treasury yield, respectively. For the Prime rate, a hypothetical increase or decrease of 100 basis points would result in a corresponding increase or decrease in our annual interest expense of approximately $0.15 million. As of June 30, 2025, the applicable variable rates were 7.50% for the Prime rate, 4.15% for SOFR, and 3.96% for the U.S. Treasury yield.

Variable interest under the SOFR and U.S. Treasury–indexed loans are not yet applicable as of June 30, 2025. These payments are scheduled to commence on May 1, 2027, and May 1, 2026, respectively.
NO LEGAL PROCEEDINGS
We are not involved in, nor do we anticipate any, legal proceedings beyond those incidental to the operation of our business.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of September 29, 2025, to our knowledge, there were no persons that beneficially owned more than five percent of our voting securities other than Armistice Capital, LLC, which is deemed to own approximately 9.8% of our common stock.

The following table shows the amount of our common and preferred stock beneficially owned as of September 29, 2025, based on a total of 1,769,284.00 shares of our common stock (after giving effect to the Reverse Stock Split), 763,483.16 shares of Series A Preferred Stock, 120,494.05 shares of Series B Preferred Stock and 27,520.00 shares of Series C Preferred Stock outstanding on September 29, 2025, by (1) each of our directors and nominees for director, (2) our executive officers and (3) all directors and executive officers as a group. The following table also shows the amount of our common stock beneficially owned by Armistice Capital, LLC as a greater than 5% owner of our common stock as of its filing of a Form 13G/A on August 14, 2025; however, they confirmed to us on September 8, 2025, that they owned less than 1% of our outstanding shares. They do, however, own warrants that give them the right to acquire up to 9.8% of our outstanding stock at $17.10 per share (pursuant to applicable ownership limits in the warrants and our Charter), so we are including them on the table below as they have the right to acquire such shares within 60 days hereof.  To our knowledge, apart from the executive officer ownership discussed below, no other person or group owns more than 5% of our common or preferred stock. The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the Securities and Exchange Commission (the “SEC”) and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of September 29, 2025, through the exercise of any instrument. Unless otherwise indicated, each person has the sole investment and voting power, or shares such powers with his spouse, with respect to the shares set forth in the table. Unless known otherwise by us, the beneficial ownership information is based on each beneficial owner’s most recent Form 3, Form 4, Form 5, Schedule 13D or Schedule 13G, as applicable, filed with the SEC.

With respect to the Executive Officers listed below, they are limited partners of MPF Successors, LP, as well as officers of its general partner, which owns 5,569 shares of our common stock (after giving effect to the Reverse Stock Split) in the Company. Each of the Executive Officers also is a limited partner, and an officer of the general partner, of our Adviser, which owns 71,855 shares of our common stock. Accordingly, each such officer may be deemed to share voting power and investment power over shares owned by the Adviser and by MPF Successors, LP.  Additionally, Mr. Dixon owns 32,295 shares (after giving effect to the Reverse Stock Split) directly, Mr. Sherpa owns 160 shares (after giving effect to the Reverse Stock Split) directly and Ms. Simpson owns 250 shares (after giving effect to the Reverse Stock Split) directly. Mrs. Berniece Patterson (step-mother of Chip Patterson) is the sole beneficial owner of 1,111 shares (after giving effect to the Reverse Stock Split) owned in a personal holdings limited partnership, but none of the executive officers below having voting or dispositive power over such shares, so they are not included. The address of each beneficial owner is 89 Davis Road, Suite 100, Orinda, CA 94563.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned (a)(b)		Percent of Class	Number of Series A Preferred Shares Owned (a)	Percent of Class	Number of Series B Preferred Shares Owned (a)	Percent of Class	Number of Series C Preferred Shares Owned (a)	Percent of Class
5% Owners:
Armistice Capital, LLC	176,910(c	)	9.8%	-	-	-	-	-	-
Independent Directors:
Tim Dozois	508		*	5,449.62	*	4,444.44	3.6%	-	-
Tom Frame	597		*	501.74	*	-	-	-	-
Kjerstin Hatch	-		-	-	-	-	-	-	-
Non-Independent Director:
Charles “Chip” Patterson	92,424		5.1%	-	-	-	-	-	-
Executive Officers:
Angche Sherpa	92,584		5.1%	-	-	-	-	-	-
Glen Fuller	92,424		5.1%	-	-	-	-	-	-
Jeri Bluth	92,424		5.1%	-	-	-	-	-	-
Christine Simpson	92,674		5.1%	-	-	-	-	-	-
Chip Patterson	92,424		5.1%	-	-	-	-	-	-
Robert Dixon	124,719		6.9%	-	-	-	-	-	-
Directors and Officers as a group (9 persons)	126,234		7.0%	5,951.37	*	4,444.44	3.6%	-	-

*	Represents less than 1% of the number of shares outstanding.

(a)
Based upon information obtained from the officers, directors, director nominees and, where indicated, public filings with the SEC. Includes all shares beneficially owned according to the definition of “beneficial ownership” in the rules promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

(b)	Reflect the number of common shares beneficially owned after giving effect to the Reverse Stock Split.
(c)
Based upon information contained in a Schedule 13G/A filed with the SEC on August 14, 2025 by Armistice Capital, LLC. In such filing, Armistice Capital, LLC lists its address as 510 Madison Avenue, 7th Floor New York, New York 10022 United States of America. The Schedule 13G/A indicates sole voting power over 0 shares, sole dispositive power over 161,356 shares, shared voting power over 0 shares, and shared dispositive power over 161,356 shares.  However, they supplementally informed us on September 8, 2025, that they owned less than 1% of our outstanding shares. Given, however, that they own warrants that give them the right to acquire up to 9.8% of our outstanding stock at $17.10 per share within 60 days hereof (pursuant to applicable ownership limits in the warrants and our Charter) we have included that amount here.

Security Ownership by Our Adviser
Currently, affiliates of our Adviser own shares of our common stock, but none of the preferred shares.  No person has been promised any stock or warrants to purchase shares, save by participation in this Offering.

DIRECTORS AND EXECUTIVE OFFICERS
Our Board of Directors oversees our management. The Board of Directors currently consists of three members, two of whom are Independent Directors. Each director is elected annually by our stockholders. Our Board of Directors elects our officers, who serve at the discretion of the Board of Directors. The responsibilities of each director will include, among other things, the oversight of our investment activity, the valuation of our assets, and oversight of our financing arrangements. The Board of Directors has also established an audit committee and a nominating and corporate governance committee and may establish additional committees in the future.
Our Adviser has been providing advice to clients about real estate‑related assets and other investments since 1982. Much of that advice has focused on the types of real estate‑related investments MRC intends to make, through the Adviser’s management of the Legacy Funds and many other similarly organized investment vehicles. Accordingly, our officers and directors who are affiliated with our Adviser and/or Manager have the requisite experience with the types of assets we seek to acquire.
Board of Directors and Executive Officers
Directors
Name	Age	Position	Director Since
Interested Director
Chip Patterson	54	Chairman of the Board of Directors, Secretary, and General Counsel	2019
Independent Directors
Tim Dozois	63	Director	2012
Tom Frame	83	Director	2012
Kjerstin Hatch	52	Director	2024

The address for each of our directors is 89 Davis Road, Suite 100, Orinda, CA 94563.

Executive Officers Who Are Not Directors

Name	Age	Position
Robert Dixon	54	Chief Executive Officer and President
Angche Sherpa	44	Chief Financial Officer and Treasurer
Glen Fuller	52	Chief Operating Officer
Christine Simpson	60	Chief Portfolio Manager
Jeri Bluth	50	Chief Compliance Officer

The address for each of our executive officers is 89 Davis Road, Suite 100, Orinda, CA 94563.
Biographical Information
Directors
Our directors have been divided into two groups — interested directors and Independent Directors. An Independent Director is defined in the Nasdaq Board Independence Standards, but generally is someone who is not associated, and has not been associated within the last three years, directly or indirectly, with us or our affiliates.
Interested Director
Charles “Chip” Patterson. Mr. Patterson, an MRC Executive Officer since May of 2012, is managing director, general counsel, and senior vice president of the Investment Adviser, the Adviser, and the Manager, and a director of their general partner, and a beneficial owner of all three companies, all since 2005.  Mr. Patterson is Mr. Fuller’s step-brother and Mr. Dixon’s brother-in-law.

Mr. Patterson graduated magna cum laude from the University of Michigan Law School with a J.D. degree and with high distinction and Phi Beta Kappa from the University of California at Berkeley with a B.A. degree in Political Science. Prior to joining the Manager in July 2003, he was a securities and corporate finance attorney with the national law firm of Davis Wright Tremaine LLP. Prior to law school, Chip Patterson taught physics, chemistry, and math at the high school level for three years. He also has prior experience in sales, retail, and banking, and is a licensed California Real Estate Broker. He has extensive history with the Adviser’s affiliated private funds, familiarity with our investment platform, and extensive knowledge of the real estate industry, legal and regulatory framework governing investment companies, business development companies, investment advisers, and investment valuation process.
Independent Directors
Tim Dozois. Mr. Dozois, an MRC director since May of 2012, was Vice President, Secretary and Corporate Counsel for Pendrell Corporation, a Nasdaq listed company specializing in intellectual property solutions, from June of 2010 until early 2018. From January 1996 until March of 2010, Mr. Dozois was an equity partner of Davis Wright Tremaine LLP, a Seattle-based national law firm, where he specialized in private securities work and structured financings, with a particular emphasis on the acquisition, financing and management of real property assets. He has nearly 30 years of experience supporting leading corporations in securities law compliance, mergers, acquisitions, and real estate acquisition, financing, and management.
Mr. Dozois received his B.S. in Financial Management from Oregon State University and his J.D. from the University of Oregon School of Law, where he was Order of the Coif.
Tom Frame. Mr. Frame, an MRC director since May of 2012, was a co‑founder of TransCentury Property Management and solely founded Paradigm Investment Corporation. TransCentury began in May of 1973 and has syndicated and managed over 10,000 residential units. During the last 35 years, Mr. Frame has been a principal in the acquisition, financing, restoration, and sale of over $500,000,000 in residential and commercial real estate. Paradigm was founded in June 1986 to sponsor and manage private, closed end “mutual funds.” Paradigm managed a portfolio of over $7,000,000 in limited partnership securities. The last of the funds successfully liquidated in December of 2000.
Mr. Frame received a B.A. degree in Mathematics from the University of Kansas in June 1964, a J.D. degree from the San Francisco Law School in June 1975, and an M.B.A. with honors from Pepperdine University in April 1986. Mr. Frame is currently managing his own investments which include residential units, commercial property, and a portfolio of securities.
Kjerstin Hatch. Ms. Hatch, an MRC director since September 23,2024, is the Founder and a Managing Principal of Lapis Advisers, LLP and has focused her career in special situation securities.  She founded Lapis Advisers in 2009 to invest in the municipal marketplace with an emphasis on underperforming bonds and securities.  She has served as a portfolio manager and acquisitions specialist in alternative investments for over thirty years, managing over a thousand investments in municipal bonds, illiquid real estate and over 150 distressed and bankrupt companies totaling well in excess of $2 billion.  Ms. Hatch has a depth of experience in valuing and analyzing investments with a specific emphasis on real estate assets, healthcare assets, senior living, educational and housing assets.  She has decades of experience in underwriting financial statements and annual audits for both public and private borrowers.
Ms. Hatch earned a Bachelor of Arts degree in the Political Economy of Industrialized Societies from the University of California, Berkeley.
Executive Officers Who Are Not Directors
Robert E. Dixon. Mr. Dixon is managing director and chief investment officer of MacKenzie and the Adviser, where he has been employed since 2005. He is a director of their general partner and a beneficial owner of all three companies. Mr. Dixon is Mr. Fuller’s and Mr. Patterson’s brother-in-law.
Robert Dixon served as an officer and director of Sutter Holding Company, Inc. from March 2002 until 2005. Mr. Dixon founded Sutter Capital Management, LLC, an investment management firm, in 1998 and sold it in 2005 to MCM Advisers, Inc. Mr. Dixon has been president of Sutter Capital Management since its founding. Mr. Dixon received his M.B.A. degree from Cornell University in 1998 and has held the Chartered Financial Analyst® designation since 1996. From October 1994 to June 1996 he worked for MacKenzie Patterson, Inc. as a securities research analyst. He worked for Lehman Brothers, Inc. in equity sales and trading during 1993 and 1994. Mr. Dixon received his B.A. degree in Economics from the University of California at Los Angeles in 1992.
Angche Sherpa. Mr. Sherpa was appointed to Chief Financial Officer in July 2021 after the retirement of Mr. Koslosky. He has been employed by our administrator, MacKenzie Capital Management, LP (“MacKenzie”), since 2012. Prior to his appointment, he was Director of Accounting and Financial Reporting of MacKenzie.

Mr. Sherpa graduated from San Francisco State University in 2006 with a Bachelor of Science degree in Business Administration (Accounting) with high honors. He obtained his Certified Public Accountant license from California Board of Accountancy in January 2011. Prior to joining MacKenzie, he worked as staff auditor from 2007 through 2008 and senior auditor from 2009 through 2012 at a national public accounting firm Moss Adams LLP. During his career at Moss Adams, he led various audit teams involved in auditing financial services companies including private equity, asset management, and real estate investment companies.
Glen W. Fuller. Mr. Fuller is managing director and chief operating officer of MacKenzie and the Adviser, where he has been employed since 2000. He is a director of their general partner and a beneficial owner of all three companies. Mr. Fuller is Mr. Dixon’s brother-in-law and Mr. Patterson’s step-brother.
Prior to becoming senior vice president of the Manager, he was with the Manager for two years as a portfolio manager and research analyst. Prior to joining the Manager, Mr. Fuller spent two years running the over the counter trading desk for North Coast Securities Corp. (previously Morgan Fuller Capital Group) with responsibility for both the proprietary and retail trading desks. Mr. Fuller was also the registered options principal and registered municipal bond principal for North Coast Securities Corp., a registered broker‑dealer. Mr. Fuller previously held his FINRA Series 7, general securities registration. Mr. Fuller has a B.A. degree in Management. Mr. Fuller has also spent time working on the floor of the New York Stock Exchange as a trading clerk and on the floor of the Pacific Stock Exchange in San Francisco as an assistant specialist for LIT America.
Jeri R. Bluth. Ms. Bluth is the chief compliance officer for MacKenzie and the Adviser, where she has been employed since 1996. She owns a beneficial interest in each MacKenzie, the Adviser, and their general partner. Mrs. Bluth oversees compliance for all the funds advised by the Adviser, and she oversees MRC’s compliance with our Code of Ethics, Bylaws, Charter, and applicable rules and regulations.
Mrs. Bluth began her career with MacKenzie Patterson Fuller, Inc. in July of 1996 in the Investor Services Department. During Mrs. Bluth’s career with the Manager, she graduated from St. Mary’s College of California in June 2001, with a B.A. degree in Business Management.
Christine E. Simpson. Ms. Simpson is the chief portfolio manager for MacKenzie and the Adviser, where she has been employed since 1990. She owns a beneficial interest in each MacKenzie, the Adviser, and their general partner.  She is responsible for the day‑to‑day operations of the Manager’s research department and is the President of Wiseman Company Management, LLC, owned by the Company’s Adviser.
During Mrs. Simpson’s career with the Manager, she graduated: with a B.A. degree in Business Management from St. Mary’s College of California in October 2004 (with honors), with an M.S. degree in Financial Analysis and Investment Management in September 2006, and an M.B.A. in June 2008. As a result of these and other professional experiences, Mrs. Simpson possesses particular knowledge and experience in real estate that strengthen the investment committee’s collective qualifications, skills and experience.
Board Leadership Structure
Our Board of Directors monitors and performs an oversight role with respect to our business and affairs, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of our service providers. Among other things, our Board of Directors approves the appointment of our Adviser and officers, reviews and monitors the services and activities performed by our Adviser and executive officers and approves the engagement, and reviews the performance of, our independent registered public accounting firm. Our Board also quarterly ratifies our Adviser’s selection of assets for our portfolio.
Under our Bylaws, our Board of Directors may designate a chairman to preside over the meetings of the Board of Directors and meetings of the stockholders and to perform such other duties as may be assigned to him by the board. We do not have a fixed policy as to whether the chairman of the board should be an Independent Director and believe that we should maintain the flexibility to select the chairman and reorganize the leadership structure, from time to time, based on the criteria that is in our best interests and our stockholders best interests at such times.
Presently, Chip Patterson serves as the chairman of our Board of Directors. Chip Patterson is not an Independent Director because he is on the investment committee of our Adviser and is the manager and managing member of our Adviser and Administrator, respectively.  We believe Mr. Patterson is qualified to serve on our Board of Directors because of his history with affiliated private funds, familiarity with our investment platform and his extensive knowledge of the real estate industry, legal and regulatory framework governing investment companies, business development companies, investment advisers, and investment valuation process. We believe that we are best served through this existing leadership structure, as Mr. Patterson’s relationship with our Adviser provides an effective bridge and encourages an open dialogue between management and the Board of Directors, ensuring that both groups act with a common purpose.

Our Board of Directors does not currently have a designated lead Independent Director. We are aware of the potential conflicts that may arise when a non‑Independent Director is chairman of the board, but believe these potential conflicts are offset by our strong corporate governance policies. Our corporate governance policies include regular meetings of the Independent Directors in executive session without the presence of interested directors and management, the establishment of audit and nominating and corporate governance committees comprised solely of Independent Directors and the appointment of a Chief Compliance Officer, with whom the Independent Directors meet regularly without the presence of interested directors and other members of management, for administering our compliance policies and procedures.
None of the Directors currently serves as a director for any other public company. Further, except as set forth above, no Director holds any ownership interest in MRC. The Independent Directors will be paid an annual retainer of $48,000 and the chair of the audit committee will be paid an additional retainer of $1,000 and each Director will be paid a meeting attendance fee of $1,000 for attending in‑person meetings and $500 for telephonic meetings, not expected to be held more than quarterly, of the Board and the audit committee.
We recognize that different board leadership structures are appropriate for companies in different situations. We believe that the Board’s structure is appropriate for our operations and having a class of securities which is registered under the 1934 Act, in that its members possess an appropriate depth and breadth of experience relating to our planned investment program. We intend to re‑examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.
Board’s Role In Risk Oversight
Our Board of Directors performs its risk oversight function primarily through (i) its three standing committees, which report to the entire Board of Directors and are comprised solely of Independent Directors, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures.
As described below in more detail under “Committees of the Board of Directors,” the audit committee, the compensation committee, and the nominating committee assist the Board of Directors in fulfilling its risk oversight responsibilities. The audit committee’s risk oversight responsibilities include overseeing our accounting and financial reporting processes, our systems of internal controls regarding finance and accounting, our valuation process, and audits of our consolidated financial statements. The nominating committee’s risk oversight responsibilities include selecting, researching and nominating directors for election by our stockholders, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management.  The compensation committee assists the Board with oversight of the performance of, and the fees paid to, the Company’s external advisers, and oversight of the compensation of our Independent Directors.  We do not compensate our non-independent directors or any of our other executive officers and, because we are externally managed, we have no employees at the corporate level.
Our Board of Directors also performs its risk oversight responsibilities with the assistance of the CCO. The Board of Directors will annually review a written report from the CCO discussing the adequacy and effectiveness of our compliance policies and procedures and those of our service providers. The CCO’s annual report will address, at a minimum, (i) the operation of our compliance policies and procedures and those of our service providers since the last report; (ii) any material changes to such policies and procedures since the last report; (iii) any recommendations for material changes to such policies and procedures as a result of the CCO’s annual review; and (iv) any compliance matter that has occurred since the date of the last report about which the Board of Directors would reasonably need to know to oversee our compliance activities and risks. In addition, the CCO will meet separately in executive session with the Independent Directors at least once each year.
We recognize that different board roles in risk oversight are appropriate for companies in different situations. We intend to re‑examine the manners in which the board administers its oversight function on an ongoing basis to ensure that they continue to meet our needs.
Committees of the Board of Directors

An audit committee, a compensation committee, and a nominating committee have been established by our Board of Directors. All directors are expected to attend at least 75.0% of the aggregate number of meetings of the Board of Directors and of the respective committees on which they serve. We require each director to make a diligent effort to attend all board and committee meetings as well as each annual meeting of our stockholders.
Audit Committee

The audit committee operates under a charter approved by our Board of Directors, which contains the responsibilities of the audit committee. The audit committee’s responsibilities include establishing guidelines and making recommendations to our Board of Directors regarding the valuation of our loans and investments, selecting our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of their audit of our consolidated financial statements, pre‑approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems, reviewing our annual consolidated financial statements and periodic filings and receiving our audit reports and consolidated financial statements. The audit committee is currently composed of Messrs. Dozois and Frame, and Ms. Hatch, all of whom are Independent Directors as defined by the Nasdaq Board Independence Standards. Mr. Dozois serves as chairman of the audit committee. We have determined that Mr. Dozois is an audit committee financial expert, as defined in SEC rules.  The audit committee met 4 times during the fiscal year ended June 30, 2025.

Nominating Committee
The nominating committee operates under a charter approved by our Board of Directors. The members of the nominating committee are Messrs. Dozois and Frame, and Ms. Hatch, all of whom are Independent Directors. Mr. Frame serves as chairman of the nominating committee. The nominating committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the Board of Directors or a committee thereof, developing and recommending to the Board of Directors a set of corporate governance principles and overseeing the evaluation of the Board of Directors and our management. The nominating committee currently does not consider nominees recommended by our stockholders.
The nominating committee seeks candidates who possess the background, skills and expertise to make a significant contribution to the Board of Directors, our operations, and our stockholders. In considering possible candidates for election as a director, the nominating committee takes into account, in addition to such other factors as it deems relevant, the desirability of selecting directors who:
•	are of high character and integrity;
•	are accomplished in their respective fields, with superior credentials and recognition;
•	have relevant expertise and experience upon which to be able to offer advice and guidance to management;
•	have sufficient time available to devote to our affairs;
•	are able to work with the other members of the Board of Directors and contribute to our success;
•	can represent the long‑term interests of our stockholders as a whole; and
•	are selected such that the Board of Directors represents a range of backgrounds and experience.
The nominating committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the nominating committee considers and discusses diversity, among other factors, with a view toward the needs of the Board of Directors as a whole. The nominating committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to the Board of Directors, when identifying and recommending director nominees. The nominating committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the nominating committee’s goal of creating a Board of Directors that best serves our needs and the interests of our stockholders.
The nominating committee met one time in the fiscal year ended June 30, 2025.
Compensation Committee
Effective September 23, 2024, in anticipation of listing the Company’s common stock on Nasdaq, the Board of Directors established a separate Compensation Committee composed of Messrs. Dozois and Frame and Ms. Hatch, all of whom are Independent Directors. The Compensation Committee’s responsibilities only include assisting the Board with oversight of the performance of, and the fees paid to, the Company’s external advisers, and oversight of the compensation of our Independent Directors. We do not compensate our non-independent directors or any of our other executive officers and, because we are externally managed, we have no employees at the corporate level. The Compensation Committee met 1 time during Fiscal 2025. The charter of the Compensation Committee is available on the Company’s website at www.mackenzierealty.com/comp-comm-charter.
Compensation of Directors

Our Independent Directors receive an annual retainer of $48,000. They also receive $1,000 plus reimbursement of reasonable out‑of‑pocket expenses incurred in connection with attending each board meeting in person and $500 for each telephonic meeting, and also receive $500 plus reimbursement of reasonable out‑of‑pocket expenses incurred in connection with attending each committee meeting. In addition, the chairman of the audit committee receives an annual fee of $1,000 and each chairman of any other committee receives an annual fee of $1,000 for their additional services, if any, in these capacities. No compensation is expected to be paid to directors who are not Independent Directors.

Compensation of Executive Officers

None of our officers receives direct compensation from us. However, all of the executive officers, through their indirect financial interest in our Adviser, will be entitled to a portion of any advisory fees paid by us to our Adviser under the Advisory Agreement. The Advisory Agreement will be reapproved on an annual basis by our Board of Directors, including a majority of our Independent Directors.
EXECUTIVE COMPENSATION
Summary Compensation Of Executive Officers

None of our named Executive Officers was paid money or granted equity in either of the last two fiscal years. As such, we have not included a Summary Compensation Table.  Further, we do not plan to award any named Executive Officer any compensation for their services; they will only be compensated through their ownership of our Advisers and our Adviser will compensate its Executive Officers out of the fees we pay our Adviser. Working through our Advisers, our Named Executive Officers, together with employees of our Advisers, will perform asset management, acquisition of real estate assets, property management, and financial management.  Fees for these services will be paid to our Advisers and our Executive Officers will realize growth as owners/members of our Advisers.
No Executive Has Any Outstanding Equity Awards
No named Executive Officer has any unexercised options, stock that has not vested, or any equity incentive plan awards.
We Have No Executive Officer Retirement Plan
We have no plan that provides for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.
No Plan Of Payment On Termination, Resignation, Or Change In Control
We have no contract, agreement, plan or arrangement that provide for the payment of a named Executive Officer at, following, or in connection with resignation, retirement or other termination of a named executive officer. We also have no contract, agreement, plan or arrangement that provide for the payment of a named Executive Officer upon a change in control or a change in the named executive officer’s responsibilities following a change in control.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Advisory & Administration Agreements
We entered into the Advisory Agreement with the Investment Adviser, which is owned by MPF Founders LP, MPF Principals LP, and MPF Successors LP and with the Real Estate Adviser, which is owned by the same limited partners of the foregoing, about 93% of which is owned by the executive officers and related persons of the Company and the remainder of which is owned by certain employees of the Real Estate Adviser or its affiliates. Thus, 93% of the ownership interests are owned by either executive officers of the Company or related persons, and thus 93% of the amounts paid by the Company to MacKenzie benefit such related persons.  In Fiscal 2023 and 2022, Management fees accrued to the Real Estate Adviser under the Advisory Management Agreement were $3,004,725 and $2,725,588, respectively. Administration fees accrued and payable under the Administration Agreement for Fiscal 2023 and 2022, were $726,000 and $609,600, respectively. Administration Agreement fees occur on an ongoing basis as expenses are incurred on our behalf by MacKenzie. However, if MacKenzie withdraws as our administrator, it is liable for any expenses we incur as a result of such withdrawal.  For additional information concerning the terms of these agreements and related fees paid, see Note 8 – Related Party Transactions in the consolidated financial statements included in this report.
Our executive officers are employees of the Investment Adviser, and our Interested Director has extensive relationships with the Investment Adviser.  The Investment Adviser’s address is 89 Davis Road, Suite 100, Orinda, CA 94563.  The Investment Adviser’s affiliates manage 19 private equity funds, and the Real Estate Adviser and its affiliates advise another private REIT and are involved in investing, managing, or redeveloping over 200 limited partnerships or limited liability companies which own over 6,200 apartment units, 3 office buildings, a grocery-anchored shopping mall, and a skilled nursing and assisted living center campus.  These affiliates may also manage other funds in the future that may have investment mandates that are similar, in whole and in part, with ours.

The Adviser and its affiliates may determine that an investment is appropriate for us and for one or more of those other funds.  In such event, depending on the availability of such investment and other appropriate factors, the Investment Adviser or its affiliates may determine that we should invest side-by-side with one or more other funds.  Any such investments will be made only to the extent permitted by applicable law and interpretive positions of the SEC and its staff, and consistent with the Investment Adviser’s allocation procedures, available upon request.
MacKenzie Capital Management, LP, a California limited partnership, serves as our manager and administrator. The principal executive offices of our Manager are located at 89 Davis Road, Suite 100, Orinda, CA. Our Interested Director has extensive relationships with the Investment Adviser.  Pursuant to an Administration Agreement, our Manager furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, our Manager also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain and preparing reports to our stockholders. In addition, our Manager assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the Administration Agreement are equal to an amount based upon our allocable portion of our Manager’s overhead in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and our allocable portion of the compensation of our chief financial officer and our allocable portion of the compensation of any administrative support staff. All such allocations will be approved by the Independent Directors.  Under the Administration Agreement, our Manager also provides on our behalf managerial assistance to those portfolio companies that request such assistance.
Our Manager also provides administrative services to the Investment Adviser.  As a result, the Investment Adviser also reimburses our Manager for its allocable portion of our Manager’s overhead, including rent, the fees and expenses associated with performing compliance functions for the Investment Adviser, and its allocable portion of the compensation of any administrative support staff. To the extent the Investment Adviser or any of its affiliates manage other investment vehicles in the future, no portion of any administrative services provided by our Manager to such other investment vehicles will be charged to us.
License Agreement
We have entered into the Administrative Agreement with our Manager under which it has granted to us a non-exclusive, royalty-free license to use the name “MacKenzie.” Under this agreement, we have a right to use the MacKenzie name for so long as we engage the Adviser to serve as our investment adviser. Other than with respect to this limited license, we will have no legal right to the “MacKenzie” name.
Related Party Transaction Approval
In order to ensure that we did not engage in any affiliated transactions that are unfair to the Company, we implemented certain written policies and procedures whereby our executive officers screen each of our transactions for any possible affiliations between the issuer in which we invest, us, companies controlled by us and our executive officers and directors. We do not enter into any agreements unless and until we are satisfied that doing so does not violate our Charter or raise conflict of interest concerns or, if such concerns existed, we took appropriate actions to seek board review for such transaction. Our Board of Directors reviews these on an annual basis. In addition, our Board of Directors approves all our advisory and administrative agreements.
We have also adopted a Code of Ethics which applies to, among others, our senior officers, including our Chief Executive Officer and Chief Financial Officer, as well as all of our officers, directors and employees. Our Code of Ethics requires that all employees and directors avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and our interests. Pursuant to our Code of Ethics, each employee and director must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to our Chief Compliance Officer. Our Audit Committee is charged with approving any waivers under our Code of Ethics.

SELECTION, MANAGEMENT AND CUSTODY OF INVESTMENTS
Our External Adviser
Our Adviser will be responsible for:
•	the selection, purchase and sale of our portfolio investments;
•	our financing activities;
•	leasing of our Investment to tenants;
•	sales of our assets in order to provide liquidity;
•	maintenance and risk mitigation (including insurances acquisition)
•	providing us with real estate advisory services.

Our Adviser will be responsible for our day-to-day operations and will perform (or will cause to be performed) such services and activities relating to our assets and operations as may be appropriate.

Accordingly, we believe that our success will depend significantly upon the experience, skill, resources, relationships and contacts of the senior officers and key personnel of our Adviser and its affiliates. We believe that our future success depends, in large part, upon our Adviser’s ability to hire and retain highly skilled managerial, operational and marketing personnel.

See Advisory Agreement and Exhibits 6.7 and 6.8.
Investment Discretion

Our Adviser is authorized to follow very broad investment guidelines established by our Board of Directors. Our Board of Directors will periodically review our investment guidelines and our portfolio of assets but will not, and will not be required to, review all of our proposed investments, except in limited circumstances as set forth in our investment policies.

In addition, in conducting periodic reviews, our Board of Directors may rely primarily on information provided to them by our Adviser.

Our Adviser has great latitude within the broad parameters of our investment guidelines in determining the types and amounts of assets in which to invest on our behalf, including making investments that may result in returns that are substantially below expectations or result in losses, which would materially and adversely affect our business and results of operations, or may otherwise not be in the best interests of our stockholders.

Even though our Adviser will be providing real estate advisory services, our Adviser is not a licensed asset manager.
SAFEKEEPING, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR
Our cash is held in safekeeping by Summit Bank located at 2969 Broadway, Oakland CA 94611. Charles Schwab & Co, Inc., 1945 Northwestern Drive, El Paso, Texas 79912-1108 serves as custodian for most of our traded securities.  US Bank National Association, located at 1555 N. Rivercenter Drive, Suite 300, Milwaukee, Wisconsin 53212, will serve as custodian with respect to our non‑traded assets. MacKenzie Capital Management, LP will act as our transfer agent, dividend paying agent, and registrar with respect to our Preferred Shares, and Computershare, Inc. will so act with respect to our common stock. The principal business address of our transfer agent is 89 Davis Road, Suite 100, Orinda, CA 94563.
INVESTMENTS THROUGH CUSTODIAL ACCOUNTS
If you would like to purchase shares through a custodial account (e.g., for an IRA or investment adviser custodial account), we will pay the set-up fees for such account if you invest a minimum of $50,000. After we pay the set-up fee, you will be responsible for the annual maintenance fees charged by the custodian.
INDEPENDENT AUDITORS
The consolidated financial statements of MacKenzie Realty Capital, Inc. as of June 30, 2025 and 2024 and for the years then ended included in this Offering Circular have been audited by Baker Tilly US, LLP, independent auditors, as stated in their report, which is included herein.  Such consolidated financial statements have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form 1-A, together with all amendments and related exhibits, under the Securities Act, with respect to our preferred shares offered hereby.
We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the 1934 Act. We are also required to provide stockholders with quarterly reports containing the information contained in any quarterly report filed by us with the SEC.  The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which is available on the SEC’s website at http://www.sec.gov. This information will also be available free of charge by contacting us at MacKenzie Realty Capital, Inc., 89 Davis Road, Suite 100, Orinda, CA 94563, by telephone at (925) 631‑9100 or (800) 854‑8357, or on our website at http://www.mackenzierealty.com.
POLICIES WITH RESPECT TO CERTAIN TRANSACTIONS
Policy Regarding Conflicts in Pecuniary Interest
We do not have a policy that expressly restricts any of our directors, officers, stockholders or affiliates, including our Adviser and its officers and employees, from having a pecuniary interest in an investment in or from conducting, for their own account, business activities of the type we conduct.

As stated extensively in this Offering Circular, some members of our Board and Executive Officers are the same individuals that serve as board members of our Adviser and of several other investment structured and managed by them.
Competition with Adviser and Affiliates
Our Code of Ethics requires that all employees and directors avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and our interests. Pursuant to our Code of Ethics, each employee and director must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to our Chief Compliance Officer. Our Audit Committee is charged with approving any waivers under our Code of Ethics.
LIMITATIONS OF LIABILITY
Liability of our Directors and Officers is Limited

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our Charter obligates us, to the maximum extent permitted by Maryland law, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of ours and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of ours and at our request, serves or has served as a director, officer, member, manager, partner or trustee of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. The Charter also permits us, with the approval of the Board of Directors, to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor.

Maryland law requires a corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either, case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance or reimburse reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (y) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (z) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Liability of our Adviser is Limited

Upon approval of our Board of Directors, we are authorized to indemnify and advance expenses to our Adviser. This obligation arises under our Advisory Agreement. See Exhibit 6.8.

SEC Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Shareholders and the Board of Directors

MacKenzie Realty Capital, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mackenzie Realty Capital, Inc. (the Company), as of June 30, 2025 and 2024, the related consolidated statements of operations, changes in equity, and cash flows for the years then ended, and the related notes and financial statement schedule III - Real Estate Properties and Accumulated Depreciation (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2025 and 2024, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Purchase Price Allocation for an Acquisition

As described in Notes 2 and 3 to the consolidated financial statements, the Company acquired a real estate property during the year ended June 30, 2025, which was accounted for as an asset acquisition. The Company records the acquisition-date fair values of all tangible assets, identifiable intangible assets, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) which utilize appropriate discount and/or capitalization rates and other available market information to allocate the purchase price at their relative fair values.  Estimates of the fair values of the tangible assets, identifiable intangibles, and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, carrying costs during lease-up periods, discount rates, capitalization rates, and market absorption periods.

We identified the fair value measurements used in the purchase price allocation of the Company’s real estate acquisition is a critical audit matter are as follows (i) the significant judgment by management to determine the fair value measurements of tangible assets (land and buildings), used in the purchase price allocation; (ii) significant auditor judgment, subjectivity and effort in evaluating audit evidence related to the significant assumptions used in the fair value measurement; and (iii) use of professionals with specialized skill and knowledge to assist in performing the procedures and evaluating the audit evidence obtained.

Our audit procedures related to the purchase price allocation for an acquisition, included the following, among others:

•
With the assistance of our valuation specialists, we evaluated the reasonableness of critical significant fair value inputs used in the purchase price allocation related to an acquired real estate asset which were market lease rates, carrying costs during lease-up periods, capitalization rates, discount rates, and market absorption periods. The evaluation included comparison of Company assumptions to independently developed ranges using market data from industry transaction databases and published industry reports.

•	Tested the mathematical accuracy of the valuation model and performed procedures over the completeness and accuracy of the data provided by management.

Impairment of Real Estate Asset

As described in Note 2 to the consolidated financial statements, the Company monitors events and changes in circumstances that could indicate the carrying value of real estate may not be recoverable.  If indicators of impairment emerge, the Company assesses whether the carrying value of the asset through its undiscounted future cash flows and eventual disposition, is recoverable.  An impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate assets is recorded. The Company utilized inputs from a recent third-party appraisal and potential new leases to estimate the fair value of the property to determine the impairment amount.  For the year ended June 30, 2025, the Company recorded $9,500,167 of impairment related to a real estate assets.

The principal consideration in our determination that the impairment of real estate is a critical audit matter are (i) the significant judgment by management to determine the fair value measurement of the real estate asset; (ii) significant auditor judgment, subjectivity and effort in evaluating audit evidence related to the significant assumptions used in the fair value measurement of a real estate asset; and (iii) use of professionals with specialized skill and knowledge to assist in performing the procedures and evaluating the audit evidence obtained.

Our audit procedures related to the impairment of a real estate asset included the following, among others:

•
With the assistance of valuation specialists, we evaluated the reasonableness of the valuation methodology and significant assumptions used in management’s valuation models such as future cash flows, associated with the underlying real property, generally over the relevant hold period, risk-adjusted discount rates, cap rates, and consideration of the market where the property is located. The evaluation included comparison of the Company’s assumptions to market data from industry transaction databases and published industry reports.

•	Tested the mathematical accuracy of the valuation model and performed procedures over the completeness and accuracy of the data provided by management.

/s/ Baker Tilly US, LLP

Campbell, California
September 29, 2025

We have served as the Company’s auditor since 2012.

MacKenzie Realty Capital, Inc.
Consolidated Balance Sheets

	June 30, 2025	June 30, 2024
Assets
Real estate assets
Land	$44,406,724	$42,758,142
Building, fixtures and improvements	193,170,429	171,487,907
Intangible lease assets	13,015,058	11,440,998
Less: accumulated depreciation and amortization	(26,058,639)	(14,421,966)
Total real estate assets, net	224,533,572	211,265,081
Cash and cash equivalents	3,788,082	11,854,946
Restricted cash	328,239	1,222,393
Investments, at fair value	1,749,528	1,341,164
Equity method investments, at fair value	2,125,451	4,703,266
Investments income, rents and other receivables	2,273,527	1,415,943
Prepaid expenses and other assets	1,193,779	1,284,975
Total assets	$235,992,178	$233,087,768

Liabilities
Mortgage notes payable, net	$120,417,074	$113,687,699
Line of credit and notes payable, net	12,016,507	1,635,773
Deferred rent and other liabilities	1,600,585	1,434,476
Finance lease liabilities	2,253,875	1,887,984
Dividend payable	715,498	2,313,822
Accounts payable and accrued liabilities	4,562,376	2,425,471
Below-market lease liabilities, net	703,645	1,284,832
Due to related entities	167,764	171,619
Capital pending acceptance	13,411	297,000
Total liabilities	142,450,735	125,138,676

Equity
Common stock, $0.0001 par value, 80,000,000 shares authorized; 1,578,192.98 and 1,330,257.30 shares issued and outstanding as of June 30, 2025 and June 30, 2024, respectively. *	158	133
Preferred stock, $0.0001 par value, 20,000,000 shares authorized:
Series A Preferred stock, 766,176.57 and 761,370.46 shares issued and outstanding as of June 30, 2025 and June 30, 2024, respectively.	77	76
Series B Preferred stock, 116,112.32 and 49,564.56 shares issued and outstanding as of June 30, 2025 and June 30, 2024, respectively.	12	5
Additional paid-in capital *	145,050,643	137,073,480
Accumulated deficit	(85,192,267)	(54,715,347)
Total stockholders’ equity	59,858,623	82,358,347
Non-controlling interests	33,682,820	25,590,745
Total equity	93,541,443	107,949,092

Total liabilities and equity	$235,992,178	$233,087,768

*After giving effect to the 1-for-10 Reverse Stock Split that was effective August 4, 2025.

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

MacKenzie Realty Capital, Inc.
Consolidated Statements of Operations

	Year Ended June 30,
	2025	2024
Revenue
Rental, reimbursements and other property income	$22,059,843	$15,736,103

Expenses
Depreciation and amortization	11,432,557	7,153,411
Interest expense	8,524,581	6,124,395
Property operating and maintenance	7,386,050	6,523,406
Asset management fees to related party (Note 8)	3,449,487	3,224,834
General and administrative	2,583,047	1,060,039
Professional fees	1,820,775	639,696
Administrative cost reimbursements to related party (Note 8)	669,855	756,733
Directors’ fees	149,223	105,000
Transfer agent cost reimbursements to related party (Note 8)	6,145	66,267
Impairment loss	9,500,167	-
Total operating expenses	45,521,887	25,653,781

Operating loss	(23,462,044)	(9,917,678)

Other income (loss)
Dividend and distribution income from equity securities at fair value	74,837	581,030
Net unrealized gain (loss) on equity securities at fair value	49,407	(697,644)
Net income (loss) from equity method investments at fair value	(764,911)	1,827,232
Net realized income (loss) from investments	132,434	(3,016,772)

Net loss	(23,970,277)	(11,223,832)
Net income attributable to non-controlling interests	(1,945,403)	(853,665)
Net income attributable to preferred stockholders Series A and B	(1,421,200)	(1,153,486)
Net loss attributable to common stockholders	$(27,336,880)	$(13,230,983)

Basic and diluted net loss per share attributable to common stockholders *	$(18.66)	$(9.95)

Basic and diluted weighted average common shares outstanding *	1,465,095	1,329,322

*After giving effect to the 1-for-10 Reverse Stock Split that was effective August 4, 2025.

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

MacKenzie Realty Capital, Inc.
Consolidated Statements of Changes in Equity

	Common Stock			Series A Preferred Stock		Series B Preferred Stock					Total
	Number of Shares **	Par Value **		Number of Shares	Par Value	Number of Shares	Par Value		Additional Paid- in Capital **	Accumulated Deficit	Stockholders’ Equity	Non-controlling Interests	Total Equity
Year Ended June 30, 2025

Balance, June 30, 2024	1,330,257.30	$133		761,370.46	$76	49,564.56	$5		$137,073,480	$(54,715,347)	$82,358,347	$25,590,745	$107,949,092
Contributions by non-controlling interest holders	-	-		-	-	-	-		-	-	-	5,574,804	5,574,804
Distributions to non-controlling interest holders	-	-		-	-	-	-		-	-	-	(1,735,944)	(1,735,944)
Dividends to common stockholders	-	-		-	-	-	-		-	(3,140,040)	(3,140,040)	-	(3,140,040)
Dividends to Series A preferred stockholders	-	-		-	-	-	-		-	(1,148,019)	(1,148,019)	-	(1,148,019)
Dividends to Series B preferred stockholders	-	-		-	-	-	-		-	(273,181)	(273,181)	-	(273,181)
Net income (loss)	-	-		-	-	-	-		-	(25,915,680)	(25,915,680)	1,945,403	(23,970,277)
Operating Partnership Class A conversion to common stock	32.18	-	*	-	-	-	-		3,301	-	3,301	(3,301)	-
Preferred Series A conversion to common stock	15,668.10	2		(12,805.38)	(1)	-	-		(1)	-	-	-	-
Issuance of common stock	210,351.70	21		-	-	-	-		3,794,239	-	3,794,260	-	3,794,260
Issuance of pre-funded warrants	-	-		-	-	-	-		1,935,455	-	1,935,455	-	1,935,455
Issuance of Series A common stock warrants	-	-		-	-	-	-		376,268	-	376,268	-	376,268
Issuance of Series B common stock warrants	-	-		-	-	-	-		223,409	-	223,409	-	223,409
Stock-based compensation	21,883.70	2		-	-	-	-		665,498	-	665,500	-	665,500
Issuance of Series A preferred stock through reinvestment of dividends	-	-		8,567.49	1	-	-		192,769	-	192,770	-	192,770
Issuance of Series B preferred stock through reinvestment of dividends	-	-		-	-	644.60	-	*	14,503	-	14,503	-	14,503
Issuance of Series A preferred stock	-	-		9,044.00	1	-	-		226,099	-	226,100	-	226,100
Issuance of Series B preferred stock	-	-		-	-	65,903.16	7		1,647,572	-	1,647,579	-	1,647,579
Increase in liquidation preference - Series B preferred stock	-	-		-	-	-	-		204,889	-	204,889	-	204,889
Operating Partnership Series A Preferred Units issued	-	-		-	-	-	-		-	-	-	2,712,194	2,712,194
Issuance of Operating Partnership Series A Preferred Units through reinvestment of dividends	-	-		-	-	-	-		-	-	-	98,968	98,968
Increase in liquidation preference of Operating Partnership Series B Preferred Units	-	-		-	-	-	-		-	-	-	97,229	97,229
Payment of selling commissions and fees	-	-		-	-	-	-		(1,301,283)	-	(1,301,283)	(597,278)	(1,898,561)
Redemptions of common stock	-	-		-	-	-	-		(24)	-	(24)	-	(24)
Redemptions of Series A preferred stock	-	-		-	-	-	-		(5,531)	-	(5,531)	-	(5,531)

Balance, June 30, 2025	1,578,192.98	$158		766,176.57	$77	116,112.32	$12		$145,050,643	$(85,192,267)	$59,858,623	$33,682,820	$93,541,443

	Common Stock			Series A Preferred Stock			Series B Preferred Stock					Total
	Number of Shares **	Par Value **		Number of Shares	Par Value		Number of Shares	Par Value		Additional Paid- in Capital **	Accumulated Deficit	Stockholders’ Equity	Non-controlling Interests	Total Equity
Year Ended June 30, 2024

Balance, June 30, 2023	1,324,328.00	$132		671,340.45	$67		-	$-		$133,764,191	$(34,856,258)	$98,908,132	$12,103,874	$111,012,006
Contributions by non-controlling interest holders	-	-		-	-		-	-		-	-	-	2,532,429	2,532,429
Distributions to non-controlling interest holders	-	-		-	-		-	-		-	-	-	(1,105,408)	(1,105,408)
Dividends to common stockholders	-	-		-	-		-	-		-	(6,628,106)	(6,628,106)	-	(6,628,106)
Dividends to Series A preferred stockholders	-	-		-	-		-	-		-	(1,111,490)	(1,111,490)	-	(1,111,490)
Dividends to Series B preferred stockholders	-	-		-	-		-	-		-	(41,996)	(41,996)	-	(41,996)
Net income (loss)	-	-		-	-		-	-		-	(12,077,497)	(12,077,497)	853,665	(11,223,832)
Operating Partnership Class A conversion to common stock	301.14	-	*	-	-		-	-		30,866	-	30,866	(30,866)	-
Issuance of common stock through reinvestment of dividends	18,581.97	2		-	-		-	-		1,371,349	-	1,371,351	-	1,371,351
Issuance of Series A preferred stock through reinvestment of dividends	-	-		7,741.20	1		-	-		174,178	-	174,179	-	174,179
Issuance of Series B preferred stock through reinvestment of dividends	-	-		-	-		2.11	-	*	48	-	48	-	48
Issuance of Series A preferred stock	-	-		85,688.31	8		-	-		2,140,941	-	2,140,949	-	2,140,949
Issuance of Series B preferred stock	-	-		-	-		49,562.45	5		1,227,945	-	1,227,950	-	1,227,950
Increase in liquidation preference - Series B preferred stock	-	-		-	-		-	-		31,497	-	31,497	-	31,497
Operating Partnership Series A Preferred Units issued	-	-		-	-		-	-		-	-	-	10,378,457	10,378,457
Operating Partnership Series B Preferred Units issued	-	-		-	-		-	-		-	-	-	972,290	972,290
Issuance of Operating Partnership Series A Preferred Units through reinvestment of dividends	-	-		-	-		-	-		-	-	-	83,883	83,883
Increase in liquidation preference of Operating Partnership Series B Preferred Units	-	-		-	-		-	-		-	-	-	16,205	16,205
Payment of selling commissions and fees	-	-		-	-		-	-		(637,490)	-	(637,490)	(213,784)	(851,274)
Redemptions of common stock	(12,953.81)	(1)		-	-		-	-		(954,206)	-	(954,207)	-	(954,207)
Redemptions of Series A preferred stock	-	-		(3,399.50)	-	*	-	-		(75,839)	-	(75,839)	-	(75,839)

Balance, June 30, 2024	1,330,257.30	$133		761,370.46	$76		49,564.56	$5		$137,073,480	$(54,715,347)	$82,358,347	$25,590,745	$107,949,092

*Amount is less than $1.
**After giving effect to the 1-for-10 Reverse Stock Split that was effective August 4, 2025.

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

MacKenzie Realty Capital, Inc.
Consolidated Statements of Cash Flows

	Year Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(23,970,277)	$(11,223,832)
Adjustments to reconcile net loss to net cash from operating activities:
Net unrealized (gain) loss on equity securities at fair value	(49,407)	697,644
Net (income) loss from equity method investments at fair value	767,066	(1,556,115)
Net realized (gain) loss on investments	(132,434)	3,016,772
Impairment loss	9,500,167	-
Straight-line rent	(154,952)	(132,635)
Depreciation and amortization	11,432,557	7,153,411
Amortization of deferred financing costs and debt mark-to-market	1,377,272	1,427,349
Accretion of above (below) market lease, net	(544,103)	(339,767)
Stock-based compensation	628,137	-
Changes in assets and liabilities:
Investments income, rents and other receivables	(890,103)	67,547
Due from related entities	-	17,000
Prepaid expenses and other assets	125,104	(401,222)
Deferred rent and other liabilities	50,398	(49,924)
Accounts payable and accrued liabilities	144,376	743,499
Due to related entities	26,097	(15,244)
Net cash from operating activities	(1,690,102)	(595,517)

Cash flows from investing activities:
Proceeds from sale of investments	962,721	10,564,732
Investments in real estate assets	(18,899,433)	(10,237,605)
Purchase of investments	(1,183,597)	(1,062,163)
Return of capital distributions	-	938,296
Payment on contingent liability	-	(1,503,000)
Net cash from investing activities	(19,120,309)	(1,299,740)

Cash flows from financing activities:
Borrowing under mortgage notes payable	48,477,670	3,288,715
Payments on mortgage notes payable	(48,876,780)	(1,337,498)
Borrowing under line of credit	9,588,000	-
Proceeds from notes payable	1,115,000	200,000
Payments on notes payable	(223,898)	(368,164)
Payment of financing fees	(2,321,155)	(876,500)
Acquisition cost of below market debt	-	(343,000)
Dividends to common stockholders	(4,802,866)	(5,180,792)
Dividends to Series A preferred stockholders	(952,669)	(894,748)
Dividends to Series B preferred stockholders	(40,449)	(2,526)
Proceeds from issuance of Series A preferred stock	226,100	2,140,949
Proceeds from issuance of Series B preferred stock	1,647,579	1,227,950
Proceeds from issuance of common stock	3,794,260	-
Proceeds from issuance of pre-funded warrants	1,935,455	-
Proceeds from issuance of Series A common stock warrants	376,268	-
Proceeds from issuance of Series B common stock warrants	223,409	-
Payment on finance lease liabilities	(234,109)	(104,416)
Payment of selling commissions and fees	(1,876,917)	(899,372)
Contributions by non-controlling interests holders	5,574,804	2,532,427
Distributions to non-controlling interests holders	(1,491,165)	(834,804)
Redemptions of common stock	(24)	(1,399,205)
Redemptions of Series A preferred stock	(5,531)	(75,839)
Capital pending acceptance	(283,589)	(241,600)
Net cash from financing activities	11,849,393	(3,168,423)

Net decrease in cash, cash equivalents and restricted cash	(8,961,018)	(5,063,680)
Cash, cash equivalents and restricted cash at beginning of the year	13,077,339	18,141,019
Cash, cash equivalents and restricted cash at end of the year	$4,116,321	$13,077,339

Cash and cash equivalents at end of the year	$3,788,082	$11,854,946
Restricted cash at end of the year	328,239	1,222,393
Total cash, cash equivalents and restricted cash at end of the year	$4,116,321	$13,077,339

Supplemental disclosure of non-cash financing activities and other cash flow information:
Issuance of Series A preferred stock through reinvestment of dividends	$192,770	$174,179
Issuance of Series B preferred stock through reinvestment of dividends	$14,503	$48
Increase in liquidation preference of Series B preferred stock	$204,889	$31,497
Issuance Operating Partnership Preferred Units - Series A through reinvestment of dividends	$98,968	$83,884
Cash paid for interest	$7,203,282	$4,577,961
Increase in liquidation preference of Operating Partnership Preferred Units - Series B	$97,229	$16,205
Issuance of the Operating Partnership Preferred Units for the purchase of Green Valley Medical Center, LP (Note 1)	$2,712,194	$-
Fair value of assets acquired from consolidation of Green Valley Medical Center, LP	$13,621,753	$-
Fair value of liabilities assumed from consolidation of Green Valley Medical Center, LP	$8,904,457	$-
Stock-based compensation	$665,500	$-
Operating Partnership Class A conversion to common stock	$3,301	$-
Capitalized construction in progress outstanding as accounts payable and accrued expenses	$1,912,673	$-
Conversion of notes receivable to preferred equity of Martin Plaza Associates, LP	$200,000	$-
Issuance of common stock through reinvestment of dividends	$-	$1,371,351
Issuance of the Operating Partnership Preferred units for the purchase of GV Executive Center, LLC (Note 1)	$-	$8,703,127
Issuance of the Operating Partnership Preferred units for the purchase of One Harbor Center, LP (Note 1)	$-	$2,647,620
Fair value of assets acquired from consolidation of GV Executive Center, LLC	$-	$22,765,656
Fair value of liabilities assumed from consolidation of GV Executive Center, LLC	$-	$14,062,529
Fair value of assets acquired from consolidation of One Harbor Center, LP	$-	$14,950,638
Fair value of liabilities assumed from consolidation of One Harbor Center, LP	$-	$8,797,634

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

MacKenzie Realty Capital, Inc.
Notes to Consolidated Financial Statements
June 30, 2025

NOTE 1 – PRINCIPAL BUSINESS AND ORGANIZATION

MacKenzie Realty Capital, Inc. (the “Parent Company” together with its subsidiaries as discussed below, collectively, the “Company,” “we,” “us,” or “our”) was incorporated under the general corporation laws of the State of Maryland on January 27, 2012. We have elected to be treated as a real estate investment trust (“REIT”) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). We are authorized to issue 100,000,000 shares, of which (i) 80,000,000 are designated as common stock, with a $0.0001 par value per share; and (ii) 20,000,000 are designated as preferred stock, with a $0.0001 par value per share. We commenced our operations on February 28, 2013, and our fiscal year-end is June 30.

We are registered under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), and we will continue to file periodic reports on Form 10-K, Form 10-Q, and Form 8-K, as well as file proxy statements and other reports required under the Exchange Act.

We filed our initial registration statement with the Securities and Exchange Commission (“SEC”) in 2012 and have since completed multiple public offerings of our common stock. On April 29, 2024, our common stock became eligible for trading on the OTCQX Best Market under the ticker symbol “MKZR”. Subsequently, on November 6, 2024, The Nasdaq Stock Market (“Nasdaq”) approved the listing of our common stock, and trading commenced on the Nasdaq Capital Market on November 11, 2024.

We are externally managed by MacKenzie Capital Management, LP (“MacKenzie”) under a turnkey administration agreement dated and effective as of January 1, 2021 (the “Administration Agreement”). MCM Advisers, LP (the “Investment Adviser”), an affiliate of MacKenzie, advises us in our assessment, acquisition, and divestiture of securities under the advisory agreement amended and restated effective January 1, 2021 (the “Amended and Restated Investment Advisory Agreement”). Another affiliate of MacKenzie, MacKenzie Real Estate Advisers, LP (the “Real Estate Adviser”; together, the “Investment Adviser” and the “Real Estate Adviser” may be referred to as “Adviser” or “Advisers” as appropriate) advises us in our assessment, acquisition, and divestiture of real estate assets. We pursue a strategy focused on investing primarily in real estate assets, and to a lesser extent (intended to be less than 20% of our portfolio) in illiquid or non-traded debt and equity securities issued by U.S. companies generally owning commercial real estate. These companies are likely to be non-traded REITs, small-capitalization publicly traded REITs, public and private real estate limited partnerships, and limited liability companies.

Our wholly owned subsidiary, MRC TRS, Inc. (“TRS”), was incorporated under the general corporation laws of the State of California on February 22, 2016, and operated as a taxable REIT subsidiary. MacKenzie NY Real Estate 2 Corp. (“MacKenzie NY 2”), a wholly owned subsidiary of TRS, was formed for the purpose of making certain limited investments in New York companies. We terminated TRS effective December 31, 2022, after the sale of its sole investment and transferred the ownership of MacKenzie NY 2 to the Parent Company. The financial statements of TRS (through its termination date) and MacKenzie NY 2 have been consolidated with the Parent Company. Effective tax year 2023, MacKenzie NY 2 has elected to be treated as a taxable REIT subsidiary.

On May 20, 2020, we formed an operating partnership, MacKenzie Realty Operating Partnership, LP (the “Operating Partnership”) for the purpose of acquiring and operating real estate assets. As of June 30, 2025, we own all limited partnership units of the Operating Partnership except for 81,909.89 Class A Limited Partnership units, 1,063,504.34 Series A preferred units and 43,212.86 Series B preferred units. Upon a limited partner’s request for redemption or upon liquidation of the Operating Partnership, the 81,909.89 Class A Limited Partnership units are convertible into the Company’s shares of common stock on a 1:1 conversion ratio or, at the Company’s election, for cash based upon the 10-day average trading price of the Company’s common stock on a 1:1 basis. As a result of the Company’s 1-for-10 common stock reverse stock split (the “Reverse Stock Split”) on August 4, 2025, discussed below, the Class A Limited Partnership units are convertible into the Company’s common stock on a 10:1 basis subsequent to the Reverse Stock Split. Upon a request of a holder of Series A or Series B preferred units, the Company may elect to repurchase such units with the Company’s common stock based upon the volume weighted average price per share of  common stock for the twenty (20) trading days prior to the repurchase date, or at the Company’s election or upon liquidation, the 1,063,504.34 Series A preferred units are entitled to a liquidation preference of $26,587,609 (based on the stated value of $25 per share for the Series A preferred units) and the 43,212.86 Series B preferred units are entitled to a liquidation preference of $1,080,322 (based on the stated value of $25 per share for the Series B preferred units). The Parent Company has contributed $98,692,635 in capital to the Operating Partnership since inception; thus, the Class A, Series A and Series B preferred units represent approximately 22.41% of all capital contributions.

In March 2021, we, together with our joint venture partners, formed two operating companies: Madison-PVT Partners LLC (“Madison”) and PVT-Madison Partners LLC (“PVT”), to acquire and operate two residential apartment buildings located in Oakland, California. We own 98.45% and 98.75% of equity units of Madison and PVT, respectively. The joint venture partners own the remaining 1.55% and 1.25% of equity units of Madison and PVT, respectively, and also hold a carried interest in both companies. We are the controlling majority owner of both companies; therefore, effective March 31, 2021, we have consolidated the financial statements of these companies.

On April 13, 2021, we filed a preliminary offering circular (the “Offering Circular”) pursuant to Regulation A with the SEC to sell up to $50 million of shares of our Series A preferred stock at an initial offering price of $25 per share. We filed a post-effective amendment to the Offering Circular on October 14, 2022, and increased the offering to sell up to $75 million of shares of our Series A preferred stock. We filed a second post-effective amendment to the Offering Circular on November 1, 2023, which amended the offering to sell an aggregate of up to $75 million of shares of either our Series A preferred stock or our Series B preferred stock. This post-effective amendment to the Offering Circular terminated on November 1, 2024. We filed a new offering circular (the “Second Offering Circular”) in December 2024 to sell an aggregate of up to approximately $71.30 million of shares of either our Series A preferred stock or our Series B preferred stock at an offering price of $25 per share. The Second Offering Circular was qualified by the SEC on January 29, 2025. In June 2025, we filed a post-effective amendment to the Second Offering Circular to permit the sale of up to $72.90 million of Series A, Series B, and Series C preferred stock, at an offering price of $22.50 per Series A share and $25.00 per Series B or Series C share.

In November 2024, we filed a new shelf registration statement on Form S-3 (the “Form S-3 Registration Statement”) to sell our common and preferred stock, warrants, rights and units up to an aggregate of $75 million. The Form S-3 Registration Statement was declared effective by the SEC on January 15, 2025. Also on January 15, 2025, we entered into an Equity Distribution Agreement (the “ATM Sales Agreement”) with Maxim Group LLC (the “Sales Agent” or “Maxim”) pursuant to which we may issue and sell shares of our common stock, covered by the prospectus supplement filed with the SEC on January 15, 2025 and accompanying base prospectus dated January 15, 2025 (together, the “ATM Prospectus”) from time to time through or to the Sales Agent, acting as our agent or principal (subject to compliance with Regulation M). Sales of shares of our common stock under the ATM Prospectus may be made in negotiated transactions (including block transactions) or transactions that are deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on Nasdaq or sales made to or through a market maker other than on an exchange, subject to maintaining compliance with General Instruction I.B.6 of Form S-3 which requires that in no event will we sell securities in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75 million. Under the terms of the ATM Sales Agreement, we also may sell shares, our common stock, to the Sales Agent, as principal for its own account (subject to compliance with Regulation M), at a price to be agreed upon at the time of sale. If we sell shares to the Sales Agent, as principal (subject to compliance with Regulation M), we will enter into a separate agreement with the Sales Agent and we will describe the agreement in a separate prospectus supplement or pricing supplement.

On February 28, 2025, we entered into a securities purchase agreement with a single institutional investor. Under the agreement, the Company offered and sold in a registered direct offering (the “Registered Offering”), 153,403.40 shares of the Company’s common stock, $0.0001 par value per share, and pre-funded warrants to purchase up to 129,226.50 shares of common stock; and, in a concurrent private placement and together with the Registered Offering, warrants to purchase up to an aggregate of 423,944.85 shares of common stock. The purchase price for each share and the exercise price for each warrant was $17.10 per share, and the purchase price for each pre-funded warrant was $17.099 per share. The common stock warrants consist of Series A common stock warrants and Series B common stock warrants. The Series A common stock warrants to purchase up to 141,314.95 shares of common stock became exercisable six months after the closing date of the offering and expire 18 months from the date of issuance. The Series B common stock warrants to purchase up to 282,629.90 shares of common stock became exercisable six months after the date of issuance and expire five years from the date of issuance. The Company and the single institutional investor have no other material relationships. All share and warrant amounts described have been adjusted to give effect to the Reverse Stock Split that became effective on August 4, 2025.

On October 4, 2021, through the Operating Partnership, we acquired a 90% economic interest in Hollywood Hillview Owner, LLC (“Hollywood Hillview”), a Delaware limited liability company, to acquire and operate a multifamily building (“Hollywood Apartments”) located in Los Angeles, California. The remaining 10% economic interest in Hollywood Hillview is owned by an unaffiliated third party, True USA, LLC (“True USA”). Hollywood Hillview owns 100% of the membership interests in PT Hillview GP, LLC (the “PT Hillview”). We are the controlling majority owner of Hollywood Hillview; therefore, effective December 31, 2021, we have consolidated the financial statements of Hollywood Hillview.

On January 25, 2022, through the Operating Partnership, we acquired a 98% limited liability company interest in MacKenzie-BAA IG Shoreline LLC (“MacKenzie Shoreline”), formed to acquire, renovate, and own the 84-unit multifamily building located at 1841 Laguna Street, Concord, CA. The joint venture partners own the remaining 2% of the limited liability company interest as well as a carried interest. We are the controlling majority owner of the MacKenzie Shoreline; therefore, effective June 30, 2022, we have consolidated the financial statements of MacKenzie Shoreline.

On April 1, 2022, we, and our newly formed, wholly owned subsidiary, FSP Merger Sub, Inc. (“Merger Sub”) entered into a reverse triangular merger agreement with FSP Satellite Place Corp. (“FSP Satellite”), pursuant to which the Merger Sub merged with and into FSP Satellite with FSP Satellite as the surviving entity, but renamed MacKenzie Satellite Place Corp. (“MacKenzie Satellite”), effective June 1, 2022, at which time MacKenzie Satellite became our wholly owned subsidiary. MacKenzie Satellite owns the Satellite Place Office Building, a six-story Class “A” suburban office building containing approximately 134,785 rentable square feet of space located on approximately 10 acres of land in Duluth, GA. The former shareholders of FSP Satellite received cash or shares of the Company, based upon their election. All former shareholders of FSP Satellite holders elected to be paid in cash with the exception of two shareholders who elected to receive common and preferred stock in the amount of $27,503 and $13,752, respectively. Subsequent to the completion of the merger, we have consolidated the financial statements of MacKenzie Satellite effective June 30, 2022.

On May 6, 2022, the Operating Partnership purchased 100% of the membership interests in eight limited liability companies (each a “Management Company”) and one parcel of entitled land from The Wiseman Company, LLC (“Wiseman”) for $18,333,000 and $3,050,000, respectively. Each Management Company is the sole general partner and owns all general partnership interest in a limited partnership (each a “Wiseman Partnership”) that owns a Class A or B office property in Napa, Fairfield, Suisun, or Woodland, California (the “Wiseman Properties”). As part of the purchase agreement, $4,650,000 of the purchase price was paid through the issuance of 206,666.67 Preferred Units of the Operating Partnership and $750,000 of the land purchase price was paid through the issuance of 77,881.62 Class A units of the Operating Partnership. We have consolidated the financial statements of the eight limited liability companies, which hold the general partnership interests in the limited partnerships, effective June 30, 2022.

Wiseman is a full-service real estate syndicator, developer, broker, and property manager founded in 1979.  Concurrently with acquiring the Management Companies and land from Wiseman, the Operating Partnership also negotiated the right to acquire the limited partnership interests in each Wiseman Partnership at pre-determined prices over a two-year period that expired in May 2024. Management believed this transaction was strategically important as it focuses the portfolio on our desired geographic area (Western United States) and created a captive pipeline of properties. We completed the acquisition of all of the limited partnership interests in five of the eight partnerships prior to the expiration of the two-year window, and one shortly thereafter via a separate agreement. We may acquire the remaining limited partnership interests via separate agreements in the future, but there is no agreement or obligation to do so. We acquired all the limited partnership interests in, and therefore all the equity in, the following partnerships on the following dates: First & Main, LP (“First & Main”) in July 2022, 1300 Main, LP (“1300 Main”) in October 2022, Woodland Corporate Center Two, LP (“Woodland Corporate Center Two”) in January 2023, Main Street West, LP (“Main Street West”) in February 2023, One Harbor Center, LP in May 2024 and Green Valley Medical Center, LP in August 2024. Some of these acquisitions were paid in all cash, and some were purchased through issuance of 459,620.35 and 43,212.86 of the Operating Partnership’s Series A and Series B preferred units, respectively. We consolidated the financial statements of these six limited partnerships after we completed the acquisition of the limited partnership interests in each of these Wiseman Partnerships.

On February 6, 2023, we formed a new entity, MRC Aurora, LLC (“MRC Aurora”) for the purpose of owning, developing, and renovating certain real property and building and improvements located at 5000 Wiseman Way, Fairfield, California (the “Aurora Land”), and thereafter leasing, managing, renting, and potentially selling the completed project (the “Aurora at Green Valley”). The Parent Company is the manager and the Operating Partnership is the sole common member of MRC Aurora. The Operating Partnership contributed the Aurora Land to MRC Aurora in exchange for the common membership interest in MRC Aurora. Construction of the Aurora at Green Valley, which consists of three residential buildings and a clubhouse, began in September 2024. The clubhouse opened in June 2025 for pre-leasing activities and the first residential building was completed in July 2025, with leasing commencing in August 2025. The remaining two buildings were completed in September 2025, with leasing expected to commence shortly thereafter. The construction of Aurora at Green Valley was financed through $10 million of preferred capital ($7.23 million from outside investors and $2.77 million from the Operating Partnership) and a $17.15 million construction loan from Valley Strong Credit Union. The Operating Partnership holds 100% of the voting rights, and we, as the manager, have the managing and operating rights of MRC Aurora. Therefore, we consolidate the financial statements of MRC Aurora. As of June 30, 2025, the Operating Partnership has contributed $4.60 million (including the value of the Aurora Land) in exchange for common units and $2.77 million in exchange for preferred units in MRC Aurora and we have raised $7.23 million in exchange for preferred units from outside investors.

On September 1, 2023, we formed 220 Campus Lane, LLC (“220 Campus Lane”) to acquire, lease and operate a vacant office building located at 220 Campus Lane, Fairfield, CA (“220 Campus Lane Office Building”) and Campus Lane Residential, LLC (“Campus Lane Residential”) to acquire and develop a parcel of vacant land adjacent to 220 Campus Lane Office Building into a multi-family residential community. 220 Campus Lane acquired the 220 Campus Lane Office Building, and Campus Lane Residential acquired the vacant land in September 2023. The entitlement process for the vacant land is currently underway. Our goal is to commence construction in spring 2026; however, this is subject to the city’s approval of our development application submitted in April 2024 and to securing the necessary financial resources. The Campus Lane Residential development project is now known as Blue Ridge at Suisun Valley (“Blue Ridge”). We own 100% of 220 Campus Lane and Campus Lane Residential; therefore, we consolidated the financial statements of these companies after the acquisitions were completed on September 8, 2023.

On January 1, 2024, the Operating Partnership acquired 100% membership interest in GV Executive Center, LLC (“GVEC”), which owns an office building located in Fairfield, California known as “Green Valley Executive Center” from Patterson Real Estate Services LP (“PRES”), an affiliate of our Advisers, for a net purchase price of $8,703,127, which was paid through issuance of 386,805.64 Series A preferred units of the Operating Partnership. The net acquisition price was determined based on the price paid for the building by the affiliate in August 2022 adjusted for the company’s other current assets and liabilities as of the acquisition date. The acquisition of GVEC was approved by our Independent Directors.

On August 26, 2024, the Company entered into a letter agreement with Maxim to provide general financial advisory and investment banking services to the Company in connection with, among other things, strategic planning, potential uplisting to a U.S. exchange (Nasdaq, New York Stock Exchange), and potential rights offering, equity issuance or other mechanisms to enhance corporate and shareholder value. In connection with the agreement, the Company issued to Maxim’s affiliate in a private placement 13,300 shares of common stock, representing approximately 1% of the Company’s outstanding stock. The common stock does not have any conversion rights.

On January 30, 2025, the Company entered into a letter agreement with Outside The Box Capital Inc. (“OTB Capital”) to provide marketing and distribution services to communicate information about the Company. In connection with the agreement, the Company issued 8,583.70 shares of common stock to OTB Capital in a private placement. The common stock issued to OTB Capital does not have any conversion rights.

On May 8, 2025, we formed a new wholly owned subsidiary, Innovate Napa, LLC (“Innovate Napa”), to enter into a master lease of a portion of the Main Street West Office Building in connection with the refinancing of the Main Street West loan.

Our wholly owned subsidiary, MRC QRS, Inc. (“MRC QRS”), a qualified REIT subsidiary incorporated in Delaware on May 22, 2025, was formed to acquire and hold non-traded REIT shares.

On August 4, 2025, the Company effected a 1-for-10 Reverse Stock Split of its common stock, increasing the par value from $0.0001 per share to $0.001 per share. However, on the same date, the Company amended its charter to decrease the par value back to $0.0001. The Reverse Stock Split did not change the number of authorized shares of common stock. Prior to the Reverse Stock Split, the Company had 16,760,978 shares of common stock outstanding. Immediately following the Reverse Stock Split (and after giving effect to the payment of cash in lieu of fractional shares), the Company had 1,675,776 shares of common stock outstanding. No fractional shares were issued as a result of the Reverse Stock Split. Stockholders entitled to receive a fractional share instead received a cash payment equal to the fraction of a share multiplied by the closing price of the Company’s common stock on The Nasdaq Capital Market on August 1, 2025, as adjusted for the Reverse Stock Split, without interest. All common share and per-share information in the accompanying consolidated financial statements and notes have been retroactively adjusted to reflect the Reverse Stock Split.

As of June 30, 2025, we have raised approximately $125.44 million from our common stock public offerings (including $4.80 million from our Registered Offering and the concurrent private placement, and $1.50 million from the ATM offering), $18.74 million from our Series A preferred stock offering and $3.11 million from our Series B preferred stock offering pursuant to the Second Offering Circular. As of June 30, 2025, we have issued shares of common stock, Series A preferred stock and Series B preferred stock with gross proceeds of $15.56 million, $0.44 million and $0.01 million, respectively, under our dividend reinvestment plans (each a “DRIP” and together the “DRIPs”). Of the total shares issued by us as of June 30, 2025, approximately $14.28 million and $0.11 million, respectively, worth of shares of common stock and Series A preferred stock have been repurchased under our share repurchase program. As of June 30, 2025, we have 1,578,192.98 shares of common stock, 766,176.57 shares of Series A preferred stock and 116,112.32 shares of Series B preferred stock outstanding.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation Policy

The accompanying consolidated financial statements of the Company have been prepared in accordance with the instructions to Form 10-K and Regulation S-X. We follow the accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of our wholly owned consolidated subsidiaries and majority-owned controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The assets and liabilities of each of the consolidated subsidiaries are separate from those of the Parent Company and the Operating Partnership. Consequently, the assets of the consolidated subsidiaries are not available to settle the obligations of the Parent Company or the Operating Partnership, and the obligations of the subsidiaries does not constitute obligations of the Parent Company or the Operating Partnership.

Certain prior period information has been reclassified to conform to the current year end presentation. The reclassification has no effect on our consolidated balance sheet or the consolidated statement of operations as previously reported.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect reported asset values, liabilities, revenues, expenses and unrealized gains (losses) on investments during the reporting period. Material estimates are susceptible to change, and actual results could differ from those estimates.

Variable Interest Entities

We evaluate the need to consolidate our investments in securities in accordance with Accounting Standards Codification (“ASC”) 810. In determining whether we have a controlling interest in a variable interest entity and whether to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the partners, as well as whether the entity is a variable interest entity for which we are the primary beneficiary. Refer to Note 7 for additional information.

Cash, Cash Equivalents and Restricted Cash

Our cash and cash equivalents represent current bank accounts and other bank deposits free of encumbrances and having maturity dates of three months or less from the respective dates of deposit. We limit cash investments to financial institutions with high credit standing; therefore, we believe our cash investments are not exposed to any significant credit risk. The restricted cash includes escrow accounts for real property taxes, insurance, capital expenditures and tenant improvements, and debt service and leasing costs held by lenders. These balances are insured by the Federal Deposit Insurance Corporation up to certain limits. Often, the cash balances held in financial institutions by us may exceed these insured limits.

Restricted cash is subject to legal or contractual restrictions as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used.

Investment Income Receivable

Investment income receivable represents dividends, distributions, and sales proceeds recognized in accordance with our revenue recognition policy but not yet received as of the date of the consolidated financial statements. We monitor and adjust our receivables, and those deemed to be uncollectible are written-off only after all reasonable collection efforts are exhausted. We believe, based on the credit worthiness of the obligors, that all investment income receivable balances outstanding as of June 30, 2025 and 2024, are collectible and do not require recording any uncollectible allowance.

Rental, Reimbursement and Other Property Income

We generate rental revenue by leasing office space and apartment units to a building’s tenants. These tenant leases fall under the scope of ASC Topic 842 and are classified as operating leases. Revenues from such leases are recognized on a straight-line basis over the terms of the lease agreements. During the year ended June 30, 2025, we recorded lease termination income of $3,000,000 due to an early lease termination by one of the tenants of our Satellite Place Office Building as a part of rental, reimbursement and other property income in the consolidated statements of operations.

Rents and Other Receivables

We will periodically evaluate the collectability of amounts due from tenants and maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. We exercise judgment in establishing these allowances and consider payment history and current credit status of tenants in developing these estimates. As of June 30, 2025 and 2024, we recognized an allowance for doubtful accounts of $259,590 and $213,797, respectively.

Capital Pending Acceptance

We conduct closings for new issuance of our Series A, Series B and Series C preferred stock and MRC Aurora preferred units twice per month and admit new stockholders effective beginning the first of each month. Subscriptions are effective only upon our acceptance. Any gross proceeds received from subscriptions which are not accepted as of the period-end are classified as capital pending acceptance in the consolidated balance sheets. We close our common stock ATM sales on a daily basis. As of June 30, 2025, capital pending acceptance related to our preferred stock was $13,411 and as of June 30, 2024, capital pending acceptance related to MRC Aurora preferred units was $297,000.

Organization and Offering Costs

Organization costs include, among other things, the cost of legal services pertaining to the organization and incorporation of the business, incorporation fees, and audit fees relating to the public offerings and the initial statement of assets and liabilities. These costs are expensed as incurred. Offering costs include, among other things, legal fees and other costs pertaining to the preparation of the registration statements and pre and post-effective amendments. Offering costs incurred in connection with our offering circulars to sell the Series A, Series B and Series C preferred stock are classified as a reduction of equity.

Income Taxes and Deferred Tax Liability

The Parent Company has elected to be treated as a REIT for tax purposes under the Code and as a REIT, is not subject to federal income taxes on amounts that it distributes to the stockholders, provided that, on an annual basis, it generally distributes at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and excluding any net capital gain) to the stockholders and meets certain other conditions. To the extent it satisfies the annual distribution requirement but distributes less than 100% of its REIT taxable income, it will be subject to U.S. federal corporate income tax on its undistributed taxable income. In addition, it will be subject to a 4% nondeductible excise tax if the actual amount that it pays to its stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws.

The Parent Company satisfied the annual dividend payment and other REIT requirements for the tax year ended December 31, 2024. Therefore, it did not incur any tax expense or excise tax on its income from operations during the quarterly periods within the tax year 2024. In addition, for the tax year 2025, the Parent Company intends to pay the requisite amounts of dividends during the year and meet other REIT requirements such that the Parent Company will not owe any income taxes. Therefore, the Parent Company did not record any income tax provisions during any fiscal periods within the tax year 2025.

MacKenzie NY 2 is subject to corporate federal and state income tax on its taxable income at regular statutory rates. As of June 30, 2025, it did not have any taxable income for tax year 2024 and 2025. Therefore, we did not record any tax provisions during any fiscal periods within the tax year 2024 and 2025. MacKenzie Satellite is a qualified REIT subsidiary of the Parent Company. Therefore, it does not file a separate tax return.

The Operating Partnership is a limited partnership. Hollywood Hillview, MacKenzie Shoreline, Madison, PVT, 220 Campus Lane, Campus Lane Residential, GVEC and Innovate Napa are limited liability companies. First & Main, 1300 Main, Woodland Corporate Center Two, Main Street West, One Harbor Center, LP and Green Valley Medical Center, LP are limited partnerships. Accordingly, all income tax liabilities of these entities flow through to their partners, which, subject to the minority exceptions described in this document, ultimately is the Company. Therefore, no income tax provisions are recorded for these entities.

We follow ASC 740, Income Taxes (“ASC 740”), to account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax liabilities attributable to the net unrealized investment gain (losses) on existing investments. In estimating future tax consequences, we consider all future events, other than enactments of changes in tax laws or rates. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized as income or expense in the period of enactment. In addition, ASC 740 provides guidance for recognizing, measuring, presenting, and disclosing uncertain tax positions in the financial statements. As of June 30, 2025 and 2024, there were no uncertain tax positions. Management’s determinations regarding ASC 740 are subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

Subsequent Events

Subsequent events are events or transactions that occur after the date of the consolidated balance sheets but before the date the consolidated financial statements are issued. Subsequent events that provide additional evidence about conditions that existed at the date of the consolidated balance sheets are considered in the preparation of the consolidated financial statements presented herein. Subsequent events that occur after the date of the consolidated balance sheets that do not provide evidence about the conditions that existed as of the date of the consolidated statements of changes in equity are considered for disclosure based upon their significance in relation to our consolidated financial statements taken as a whole.

Fair Value of Financial Instruments

Fair value estimates are made at discrete points in time based on relevant information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. We believe that the carrying amounts of our financial instruments, consisting of cash, restricted cash, investments income, rent and other receivables, prepaid expenses and other assets, mortgage notes payable, net, line of credit and notes payable, net, accounts payable and accrued liabilities, below-market lease liabilities, net, deferred rent and other liabilities and due to related entities, approximate the fair values of such items based on their nature, terms, and interest rates.

Revenue Recognition
Rental revenue, net of concessions, which is derived primarily from lease contracts and include rents that each tenant pays in accordance with the terms of each lease agreement, is recognized on a straight-line basis over the term of the lease, when collectability is determined to be probable.
Minimum rent, including rental abatements, lease incentives, and contractual fixed increases attributable to operating leases are recognized on a straight-line basis over the term of the related leases when collectability is probable. Amounts expected to be received in later years are recorded as deferred rent receivable. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that can be taken in the form of cash or a credit against the tenant’s rent) that is funded is treated as a lease incentive and amortized as a reduction of rental revenue over the lease term.

Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;
•	whether the lessee or lessor supervises the construction and bears the risk of cost overruns;
•	whether the amount of a tenant improvement allowance is in excess of market rates;
•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
•	whether the tenant improvements are unique to the tenant or general purpose in nature; and
•	whether the tenant improvements are expected to have any residual value at the end of the lease.

In accordance with ASC Topic 842, we determine whether collectability of lease payments in an operating lease is probable. If we determine the lease payments are not probable of collection, we fully reserve for rent and reimbursement receivables, including deferred rent receivable, and recognize rental income on a cash basis.

Distributions received from investments are evaluated by management and recorded as dividend income or a return of capital (reduction of investment) on the ex-dividend date. Operational dividends or distributions received from portfolio investments are recorded as investment income. Distributions resulting from the sale or refinance of an investee’s underlying assets are compared to the estimated value of the remaining assets and are recorded as a return of capital or as investment income as appropriate.

Realized gains or losses on investments are recognized in the period of disposal, distribution, or exchange and are measured by the difference between the proceeds from the sale or distribution and the cost of the investment. Investments are disposed of on a first-in, first-out basis. Net change in unrealized gain (loss) reflects the net change in portfolio investment values during the reporting period, including the reversal of previously recorded unrealized gains or losses.

Dividends and Distributions

Dividends (and distributions, if any) to stockholders are recorded on the date of declaration. The amount, if any, to be paid as a quarterly dividend (or distribution, if any) is approved quarterly by the Board of Directors and is generally based upon management’s estimate of our earnings for the quarter.

Fair Value Measurements

GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observables used in measuring investments at fair value. Market price is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observables and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I –
Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I are publicly traded equity securities. We do not adjust the quoted price for these investments even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level II –
Price inputs are quoted prices for similar financial instruments in active markets; quoted prices for identical or similar financial instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets. Investments which are generally included in this category are publicly traded equity securities with restrictions.

Level III –
Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. Fair values for these investments are estimated by management using valuation methodologies that consider a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, financial condition, and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant judgment by management. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had an active market for these investments existed.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Management’s assessment of the significance of a particular input to the fair value measurement, in its entirety, requires judgment and considers factors specific to the investment.

Valuation of Investments

Our consolidated financial statements include investments that are measured at their estimated fair values in accordance with GAAP. Our valuation procedures are summarized below:

Securities for which market quotations are readily available on an exchange will be valued at such price as of the closing price on the day closest to the valuation date. Where a security is traded but in limited volume, we may instead utilize the weighted average closing price of the security over the prior 10 trading days. We may value securities that do not trade on a national exchange by using published secondary market trading information. When doing so, we first confirm that GAAP recognizes the trading price as the fair value of the security.

Securities for which reliable market data are not readily available or for which the pricing source does not provide a valuation or methodology or provides a valuation or methodology that, in the judgment of the Investment Adviser or Board of Directors, does not represent fair value, are valued as follows: (i) each portfolio company or investment is initially valued by the investment professionals responsible for the portfolio investment; (ii) preliminary valuation conclusions are documented and discussed with our senior management; and (iii) the Board of Directors will discuss valuations and determine the fair value of each investment in our portfolio in good faith based on the input of the Investment Adviser and, where appropriate and necessary, the respective third party valuation firms. The recommendation of fair value will generally be based on the following factors, as relevant:

•	the nature and realizable value of any collateral;
•	the portfolio company’s ability to make payments;
•	the portfolio company’s earnings and discounted cash flow;
•	the markets in which the issuer does business; and
•	comparisons to publicly traded securities.

Securities for which market data is not readily available or for which a pricing source is not sufficient may include the following:

•	private placements and restricted securities that do not have an active trading market;
•	securities whose trading has been suspended or for which market quotes are no longer available;
•	debt securities that have recently gone into default and for which there is no current market;
•	securities whose prices are stale;
•	securities affected by significant events; and
•	securities that the Investment Adviser believes were priced incorrectly.

Valuation of Real Property

When property is owned directly, the valuation process includes a full review of the property financial information. An Argus model is created using all known data such as current rent rolls, escalators, expenses, market data in the area where the property is located, cap rates, discount rates, mortgages, interest rates, and other pertinent information. We estimate future leasing and costs associated, generally over a ten-year period, to determine the fair value of the property. Once the fair value is determined, and reviewed by the Board of Directors, a determination of whether any impairment is required is made and documented. In addition, we may obtain a third-party appraisal on directly owned properties.

Determination of fair value involves subjective judgments and estimates and is reviewed by the Board of Directors. Accordingly, the notes to our consolidated financial statements will express the uncertainty of such valuations, and any change in such valuations, on our consolidated financial statements.

Equity Securities

We have minority and non-controlling equity investments in various limited partnerships and non-traded entities, which do not have readily determinable fair values. We do not have controlling interests in these entities. Thus, these investments have been recorded as investments in equity securities in accordance with ASC Topic 321, Investments – Equity Securities, and measured at fair value. The changes in the fair value of these investments are recorded in the consolidated statements of operations.

Equity Method Investments with Fair Value Option Election

We elected the fair value option of accounting for the investments listed below that would have otherwise been recorded under the equity method of accounting. The primary purpose of electing the fair value option was to enhance the transparency of our financial condition. Changes in the fair value of these investments, which are inclusive of equity in income, are recorded in the consolidated statements of operations during the period such changes occur. The below investments would have been accounted for under the equity method if the fair value method had not been elected as of June 30, 2025 and 2024:

Investee	Legal Form	Asset Type	% Ownership		Fair Value as of June 30, 2025
Lakemont Partners, LLC	Limited Liability Company	LP Interest	17.02%		$711,740
Martin Plaza Associates, LP	Limited Partnership	GP and LP Interest	25.00%		531,544
Westside Professional Center I, LP	Limited Partnership	GP Interest	1.00%	*	882,167
Total					$2,125,451

Investee	Legal Form	Asset Type	% Ownership		Fair Value as of June 30, 2024
5210 Fountaingate, LP	Limited Partnership	LP Interest	9.92%		$4,950
Lakemont Partners, LLC	Limited Liability Company	LP Interest	17.02%		791,990
Green Valley Medical Center, LP	Limited Partnership	GP Interest	1.00%	*	2,005,102
Martin Plaza Associates, LP	Limited Partnership	GP Interest	1.00%	*	465,053
Westside Professional Center I, LP	Limited Partnership	GP Interest	1.00%	*	1,436,171
Total					$4,703,266

*The general partner has a 1% partnership interest but is also entitled to profit sharing distributions ranging from 25% to 50% after certain thresholds are met.

Lease Accounting Topic 842

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02 Leases (Topic 842) (“ASU 2016-02”). Under ASU 2016-02, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor, and parties to sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to facilitate assessment the amount, timing, and uncertainty of cash flows arising from leases.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”). ASU 2018-11 provides lessors with a practical expedient to not separate lease and non-lease components if both (i) the timing and pattern of revenue recognition for the non-lease component and the related lease component are the same and (ii) the combined single lease component would be classified as an operating lease. We adopted the practical expedient as of July 1, 2019, to account for lease and non-lease components as a single component in lease contracts where we or one of our subsidiaries is the lessor.
Our current portfolio consists of commercial office properties and residential apartment buildings whereby we generate rental revenue by leasing office space and apartment units to the building’s tenants. These tenant leases fall under the scope of Topic 842, and are classified as operating leases. Revenues from such leases are recognized on a straight-line basis over the terms of the lease agreements. Non-lease components of our leases are combined with the related lease components and accounted for as a single lease component under Topic 842. The balances of net real estate investments and related depreciation on our consolidated financial statements relate to assets for which we are the lessor.

Real Estate Assets, Capital Additions, Depreciation and Amortization

We capitalize costs, including certain indirect costs, incurred for capital additions, including redevelopment, development, and construction projects. We also allocate certain department costs, including payroll, at the corporate levels as “indirect costs” of capital additions, if such costs clearly relate to capital additions. We also capitalize interest, property taxes and insurance during periods in which redevelopment, development, and construction projects are in progress. Cost capitalization begins once the development or construction activity commences and ceases when the asset is ready for its intended use. Repair and maintenance and tenant turnover costs are expensed as incurred. Repair and maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate asset. Depreciation and amortization expense are computed on the straight-line method over the asset’s estimated useful life. We consider the period of future benefit of an asset to determine its appropriate useful life and anticipates the estimated useful lives of assets by class to be generally as follows:

Buildings	16 – 45 years

Building improvements	1 – 15 years

Land improvements	5 – 15 years

Furniture, fixtures and equipment	3 – 11 years

In-place leases	1 – 10 years

Assets and Liabilities Held for Sale

We classify long-lived assets to be sold as held for sale in the period in which all of the following criteria are met:

•	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group);
•	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups);
•	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated;
•
The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset or disposal group beyond one year;

•
The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale; and

•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

On the day that these criteria are met, we suspend depreciation on the investment properties held for sale, including depreciation for tenant improvements and additions, as well as on the amortization of acquired in-place leases. The investment properties and liabilities associated with those investment properties that are held for sale are classified separately on the consolidated balance sheets for the most recent reporting period and recorded at the lesser of the carrying value or fair value less costs to sell.

Real Estate Purchase Price Allocations

In accordance with the guidance for business combinations, upon the acquisition of real estate properties, we evaluate whether the transaction is a business combination or an asset acquisition. If the transaction does not meet the definition of a business combination, we record the assets acquired, the liabilities assumed, and any non-controlling interest as of the acquisition date, measured at their relative fair values. Acquisition-related costs are capitalized in the period incurred and are added to the components of the real estate assets acquired. We assess the acquisition-date fair values of all tangible assets, identifiable intangible assets, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on several factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant. Intangible assets include the value of in-place leases, which represents the estimated fair value of the net cash flows of leases in place at the time of acquisition, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. We amortize the value of in-place leases to expense over the remaining non-cancelable term of the respective leases, which is on average five years. Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, prevailing interest rates, and the number of years the property will be held for investment. The use of inappropriate assumptions could result in an incorrect valuation of acquired tangible assets, identifiable intangible assets, and assumed liabilities, which could impact the amount of our net income (loss). Differences in the amount attributed to the fair value estimate of the various assets acquired can be significant based upon the assumptions made in calculating these estimates.

Contingent Consideration in an Asset Acquisition

Contingent consideration recognized is included in the initial cost of the assets acquired. Subsequent changes in the recorded amount of contingent consideration will generally be recognized as an adjustment to the cost basis of the acquired assets, in accordance with ASC 323-10-35-14a and ASC 360-10-30-1. The subsequent changes will be allocated to the acquired assets based on their relative fair value at the date of acquisition.

Subsequent change in contingent consideration impacts the cost basis of acquired assets, which may also impact the statements of operations through subsequent accounting for the acquired asset. We are aware of diversity in practice regarding the subsequent treatment of the statement of operations effect of changes to the cost basis of the acquired assets. We generally believe the depreciation or amortization of these assets should be recognized as a cumulative “catch up” adjustment, as if the additional amount of consideration that is no longer contingent had been accrued from the outset of the arrangement.

Leases

Six of our properties, 1300 Main, Main Street West, Woodland Corporate Center, Green Valley Executive Center, One Harbor Center and Green Valley Medical Center had solar equipment leases in place at the time of our acquisition. Therefore, these existing solar leases were reassessed at the acquisition date and were recorded as finance leases in accordance with ASC 842. We record leases on the consolidated balance sheets in the form of a lease liability for the present value of future minimum payments under the lease terms and a right-of-use asset equal to the lease liability adjusted for items such as deferred or prepaid rent, lease incentives, and any impairment of the right-of-use asset. The discount rate used in determining the lease liability is based upon incremental borrowing rates that we could obtain for similar loans as of the date of commencement or renewal. We do not record leases on the consolidated balance sheets that are classified as short term (less than one year).

At lease inception, we determine the lease term by considering the minimum lease term and all optional renewal periods that are reasonably certain to be exercised. The lease term is also used to calculate straight-line rent expense. The depreciable life of leasehold improvements is limited by the estimated lease term, including renewals if they are reasonably certain to be exercised. Our leases do not contain residual value guarantees or material variable lease payments that will impact our ability to pay dividends or cause us to incur additional expenses.

The amortization of the right-of-use asset arising from finance leases is expensed through depreciation and amortization expense and the interest on the related lease liability is expensed through interest expense on our consolidated statements of operations.

Impairment of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying value of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment emerge, we assess whether we will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this assessment, if we do not believe that we will recover the carrying value of the real estate and related intangible assets, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets.

During the year ended June 30, 2025, we recorded an impairment loss of $9,500,167, with respect to our Main Street West Office Building due to an early lease termination by the anchor tenant and maturity default of the debt secured by the property. We utilized the inputs from a recent third-party appraisal and potential new leases to estimate the fair value of the property to determine the impairment amount. We consider these inputs as Level 3 measurements within the fair value hierarchy.

Stock-based Compensation

ASC 718, Stock-based Compensation, requires generally that all equity awards granted to employees and consultants be accounted for at fair value. This fair value is measured at grant date for stock settled awards, and at subsequent exercise or settlement for cash-settled awards. Under this method, we recorded the 13,300 shares of common stock issued to Maxim discussed in Note 1 at fair value as compensation for services rendered to the Company. The fair value is computed based on the trading price of the common stock on the OTCQX capital market at the grant date of August 26, 2024. Additionally, we recorded the 8,583.70 shares of common stock issued to OTB Capital discussed in Note 1 at fair value in consideration for their marketing and distribution services. The fair value is computed based on the public trading price of the common stock at the grant date of February 3, 2025.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting – Improvements to Reportable Segments Disclosures (“ASU 2023-07”), to enhance reportable segment disclosure requirements, primarily through increased disclosures about significant segment expenses. This ASU requires that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to an entity’s CODM, a description of other segment items by reportable segment, and any additional measures of a segment’s profit or loss used by the CODM when deciding how to allocate resources. The amendment is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all periods presented. The Company adopted ASU 2023-07 effective June 30, 2025, for the annual period beginning July 1, 2024. While the adoption has no impact on our consolidated financial statements, it has resulted in incremental disclosures within the footnotes to our consolidated financial statements. Refer to Note 16 for the inclusion of the new required disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes – Improvements to Income Tax, to enhance the transparency and decision usefulness of income tax disclosures, primarily related to rate reconciliation and income taxes paid information. The amendment is effective for annual periods beginning after December 15, 2024, and should be applied on a prospective basis, with the option to apply retrospectively. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. We are currently evaluating the impact of adopting these amendments on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. The ASU’s purpose is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). This ASU is effective for the Company’s annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements.

NOTE 3 – INVESTMENTS IN REAL ESTATE

The following tables provide summary information regarding our operating properties, which are owned through our subsidiaries. The ownership interest shown below is the percentage of the property owned by the subsidiary, not the percentage of the subsidiary owned by the Parent Company or the Operating Partnership.

Consolidated Operating Properties

Property Name:	Commodore Apartments	The Park View Apartments	Hollywood Apartments	Shoreline Apartments
Property Owner:	Madison-PVT Partners LLC	PVT-Madison Partners LLC	PT Hillview GP, LLC	MacKenzie BAA IG Shoreline LLC
Location:	Oakland, CA	Oakland, CA	Hollywood, CA	Concord, CA
Number of Tenants:	47	37	47	78
Year Built:	1912	1929	1917	1968
Ownership Interest:	100%	100%	100%	100%

Property Name:	Satellite Place Office Building	First & Main Office Building	1300 Main Office Building	Woodland Corporate Center
Property Owner:	MacKenzie Satellite Place Corp.	First & Main, LP	1300 Main, LP	Woodland Corporate Center Two, LP
Location:	Duluth, GA	Napa, CA	Napa, CA	Woodland, CA
Number of Tenants:	4	9	8	13
Year Built:	2002	2001	2020	2004
Ownership Interest:	100%	100%	100%	100%

Property Name:	Main Street West Office Building	220 Campus Lane Office Building	Green Valley Executive Center	One Harbor Center
Property Owner:	Main Street West, LP	220 Campus Lane, LLC	GV Executive Center, LLC	One Harbor Center, LP
Location:	Napa, CA	Fairfield, CA	Fairfield, CA	Suisun, CA
Number of Tenants:	8	7	16	12
Year Built:	2007	1990	2006	2001
Ownership Interest:	100%	100%	100%	100%

Property Name:	Green Valley Medical Center
Property Owner:	Green Valley Medical Center, LP
Location:	Fairfield, CA
Number of Tenants:	14
Year Built:	2002
Ownership Interest:	100%

The following table presents the purchase price allocation of real estate asset acquired during the year ended June 30, 2025 based on asset acquisition accounting.

Property Name:	Green Valley Medical Center
Acquisition Date:	August 1, 2024
Purchase Price Allocation
Land	$1,582,517
Building	9,469,081
Site Improvements	705,581
Tenant Improvements	518,070
Lease In Place	556,019
Leasing Commissions	231,042
Legal & Marketing Lease Up Costs	90,214
Solar Finance Lease	600,000
Total capital assets acquired	13,752,525

Net leasehold liability	(74,271)

Total capital assets acquired, net	$13,678,254

The total depreciation expense of our operating properties for the years ended June 30, 2025 and 2024 was $7,902,429 and $5,109,524, respectively.

Operating Leases:

Our real estate assets are leased to tenants under operating leases that contain varying terms and expirations. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty and other terms and conditions as negotiated. We retain substantially all the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, we do not require a security deposit from tenants on our commercial real estate properties, depending upon the terms of the respective leases and the creditworthiness of the tenants. Even when required, security deposits generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of the security deposit. Security deposits received in cash related to tenant leases are included in other accrued liabilities in the accompanying consolidated balance sheets and were immaterial as of June 30, 2025 and 2024.

The following table presents the components of income from real estate operations for the year ended June 30, 2025 and 2024:

	Year Ended June 30,
	2025	2024

Lease income - Operating leases	$20,781,843	$14,755,307
Variable lease income (1)	1,278,000	980,796
	$22,059,843	$15,736,103

(1)	Primarily includes tenant reimbursements for utilities and common area maintenance.

As of June 30, 2025, the future minimum rental income from our real estate properties under non-cancelable operating leases are as follows:

Year ended June 30, :	Rental Income
2026	$10,845,093
2027	8,110,057
2028	6,615,387
2029	5,165,968
2030	3,184,029
Thereafter	8,935,362
Total	$42,855,896

Lease Intangibles, Above-Market Lease Assets and Below-Market Lease Liabilities, Net

As of June 30, 2025 and 2024, our acquired lease intangibles, above-market lease assets, and below-market lease liabilities were as follows:

	As of June 30, 2025
	Lease Intangibles	Above-Market Lease Assets	Below-Market Lease Liabilities

Cost	$12,316,603	$824,869	$2,914,037
Accumulated amortization	(7,698,820)	(430,744)	(2,180,537)
Accumulated impairment loss	(121,974)	(4,440)	(29,855)
Total	$4,495,809	$389,685	$703,645

Weighted average amortization period (years)	4.8	4.6	4.8

	As of June 30, 2024
	Lease Intangibles	Above-Market Lease Assets	Below-Market Lease Liabilities

Cost	$10,738,744	$702,254	$2,717,150
Accumulated amortization	(4,168,692)	(226,628)	(1,432,318)
Total	$6,570,052	$475,626	$1,284,832

Weighted average amortization period (years)	4.8	4.6	4.8

Our amortization of lease intangibles, above-market lease assets and below-market lease liabilities for the year ended June 30, 2025, were as follows:

	Lease Intangibles	Above-Market Lease Assets	Below-Market Lease Liabilities
Amortization	$3,530,128	$204,116	$(748,219)

Our amortization of lease intangibles, above-market lease assets and below-market lease liabilities for the year ended June 30, 2024, were as follows:

	Lease Intangibles	Above-Market Lease Assets	Below-Market Lease Liabilities
Amortization	$2,043,893	$155,975	$(495,742)

The following table provides the projected amortization expense and adjustments to revenue from tenants for intangible assets and liabilities for the next five years:

	Year Ended June 30,
	2026	2027	2028	2029	2030	Thereafter
In-place leases, to be included in amortization	$1,648,568	$991,723	$582,709	$433,500	$339,144	$500,165

Above-market lease intangibles	$133,134	$99,803	$53,296	$43,298	$36,175	$23,979
Below-market lease liabilities	(280,958)	(190,660)	(95,285)	(65,768)	(35,080)	(35,894)
	$(147,824)	$(90,857)	$(41,989)	$(22,470)	$1,095	$(11,915)

NOTE 4 – INVESTMENTS

The following table summarizes the composition of our equity method investments with fair value option election and other equity securities at fair value as of June 30, 2025 and 2024. On the consolidated balance sheets, these investments are reflected in two separate lines: (i) investments at fair value, which are classified as equity securities under ASC Topic 321, and (ii) equity method investments with fair value option election.

	Fair Value	Fair Value
Asset Type	June 30, 2025	June 30, 2024
Non Traded Companies	$1,749,528	$1,341,164
GP Interests (Equity method investment with fair value option election)	1,213,711	3,906,326
LP Interests (Equity method investment with fair value option election)	911,740	796,940
Total	$3,874,979	$6,044,430

During the year ended June 30, 2025, we realized a total net gain of $132,434 from four investment liquidations and disposals (Blackstone Real Estate Income Trust, Inc., Highlands REIT, Inc., National Healthcare Properties, Inc., and 5210 Fountaingate, LP).

During the year ended June 30, 2024, we realized a total net loss of $3,016,772 from five investment liquidations and disposals (Citrus Park Hotel Holdings, LLC, Highland REIT, Inc., SmartStop Self Storage REIT, Inc., Strategic Realty Trust, Inc., and Summit Healthcare REIT, Inc.) and two investment write-offs (BP3 Affiliates, LLC and Capitol Hill Partners, LLC).

The following table presents fair value measurements of our investments as of June 30, 2025 and 2024, according to the fair value hierarchy:

	As of June 30, 2025
Asset Type	Total	Level I	Level II	Level III
Non Traded Companies	$1,749,528	$-	$-	$1,749,528
GP Interests	1,213,711	-	-	1,213,711
LP Interests	911,740	-	-	911,740
Total	$3,874,979	$-	$-	$3,874,979

	As of June 30, 2024
Asset Type	Total	Level I	Level II	Level III
Non Traded Companies	$1,341,164	$-	$-	$1,341,164
GP Interests	3,906,326	-	-	3,906,326
LP Interests	796,940	-	-	796,940
Total	$6,044,430	$-	$-	$6,044,430

The following is a reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using significant unobservable inputs (Level III of the fair value hierarchy) for the year ended June 30, 2025:

Balance at July 1, 2024	$6,044,430
Purchases of investments	1,383,597
Transfer to Investments in Real Estate	(2,627,725)
Proceeds from sales, net	(962,721)
Net realized gain	132,434
Net unrealized gain	(95,036)
Ending balance at June 30, 2025	$3,874,979

For the year ended June 30, 2025, net change in unrealized losses included in earnings relating to Level III investments still held at June 30, 2025 were $2,680,923.

The following is a reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using significant unobservable inputs (Level III of the fair value hierarchy) for the year ended June 30, 2024:

Balance at July 1, 2023	$22,148,980
Purchases of investments	1,062,163
Transfer to Investments in Real Estate	(3,892,813)
Proceeds from sales, net	(10,564,732)
Return of capital distributions	(938,296)
Net realized loss	(3,016,772)
Net unrealized gain	1,245,900
Ending balance at June 30, 2024	$6,044,430

For the year ended June 30, 2024, net change in unrealized losses included in earnings relating to Level III investments still held at June 30, 2024 were $1,215,172.

The following table shows quantitative information about significant unobservable inputs related to the Level III fair value measurements used at June 30, 2025:

Asset Type	Fair Value	Primary Valuation Techniques	Unobservable Inputs Used	Range	Weighted Average

Non Traded Companies	$1,749,528	Market Activity	Acquisition cost
			Security sales
			Secondary market industry publication
		Estimated Liquidation Value	Sponsor provided value

GP Interests	1,213,711	Direct Capitalization Method	Capitalization rate	6.3% - 6.5%	6.4%
			Discount rate	6.8% - 7.0%	6.9%

LP Interests	711,740	Discounted Cash Flow	Discount rate	7.0%	7.0%
LP Interests	200,000	Market Activity	Acquisition cost

	$3,874,979

The following table shows quantitative information about significant unobservable inputs related to the Level III fair value measurements used at June 30, 2024:

Asset Type	Fair Value	Primary Valuation Techniques	Unobservable Inputs Used	Range	Weighted Average

Non Traded Companies	$1,341,164	Market Activity	Secondary market industry publication
			Acquisition cost

GP Interests	3,906,326	Direct Capitalization Method	Capitalization rate	6.3% - 6.5%	6.3%
			Discount rate	6.8% - 7.0%	7.0%

LP Interests	791,990	Discounted Cash Flow	Discount rate	7.0%	7.0%
LP Interests	4,950	Estimated Liquidation Value	Sponsor provided value

	$6,044,430

Summarized Financial Statements for Equity Method Investments (Fair Value Option)

Our investments in securities are generally in small and mid-sized companies in a variety of industries. In accordance with the Rule 8-03(b)(3) of Regulation S-X applicable for smaller reporting companies, we must determine which of our equity method investments measured at fair value under the Fair Value Option are considered “significant”, if any. Regulation S-X mandates the use of three different tests to determine if any of our investments are considered significant investments: the investment test, the asset test, and the income test. The rule requires summarized financial statements for any significant equity method investments in an annual and interim report if any of the three tests exceed 20%.

In addition to the SEC rules, ASC 323-10-50-3(c) requires summarized financial statements of our equity method investments, including those reported under the fair value option, if they are material individually or in aggregate.

None of our equity method investments accounted under the fair value option were determined to be individually significant under any of the tests as of June 30, 2025. Furthermore, our equity method investments accounted under the fair value option in aggregate were not material as of June 30, 2025.

Unconsolidated Significant Subsidiaries

In accordance with SEC Rules 3-09 and 4-08(g) of Regulation S-X, we must determine which of our investments in securities are considered “significant subsidiaries”, if any. Regulation S-X mandates the use of three different tests to determine if any of our controlled investments are significant subsidiaries: the investment test, the asset test, and the income test. Rule 3-09 of Regulation S-X requires separate audited financial statements for any unconsolidated majority-owned subsidiary in an annual report if any of the three tests exceed 20%. Rule 4-08(g) of Regulation S-X requires summarized financial information in an annual report if any of the three tests exceeds 10%.

As of June 30, 2025 and 2024, none of our investments in securities were considered unconsolidated significant subsidiaries under the SEC rules described above.

NOTE 5 – REAL ESTATE ACQUISITIONS AND HELD FOR SALE

As discussed in Note 1, on August 1, 2024, the Operating Partnership completed the acquisition of 100% limited partnership interest in Green Valley Medical Center,LP for a total purchase price of $3,004,194, of which $2,712,194 was paid through the issuance of 120,541.96 Series A preferred units of the Operating Partnership.

Assets and Liabilities Held for Sale

In August 2024, the Company decided to list Hollywood Apartments for sale and determined the property met the criteria to be classified as held for sale. However, in February 2025, management decided to discontinue marketing the property for sale and opted to retain ownership and continue operations. As a result, it no longer qualifies as held for sale.

NOTE 6 – LEASES
Lessee Arrangements
As discussed in Note 2, we acquired six partnerships which had solar equipment leases in place. We reassessed the leases as of the acquisition date and recorded them as finance leases in accordance with ASC 842. Our leases have remaining terms of 3.17 to 7.75 years. Right-of-use assets and lease liabilities by lease type, and the associated balance sheet classifications, are as follows:

Balance Sheet Classification		June 30, 2025	June 30, 2024
Right-of-use assets:
Finance leases	Real estate assets, net	$1,904,883	$1,799,962

Lease liabilities:
Finance leases	Finance lease liabilities	$2,253,875	$1,887,984

We have included these leases in real estate assets, net as follows:

	June 30, 2025	June 30, 2024
Building, fixtures and improvements	$2,622,675	$2,022,675
Accumulated depreciation	(717,792)	(222,713)
Real estate assets, net	$1,904,883	$1,799,962

Lease Expense
The components of total lease cost were as follows for the years ended June 30, 2025 and 2024:

	Year ended June 30,
	2025	2024
Finance lease cost
Right-of-use asset amortization	$495,079	$180,659
Interest expense	114,723	40,594
Total lease cost	$609,802	$221,253

Lease Obligations
Future undiscounted lease payments for finance leases with initial terms of one year or more are as follows:

Fiscal Year Ending June 30, :	Finance Leases
2026	$378,742
2027	388,783
2028	399,268
2029	563,133
2030	504,940
Thereafter	406,425
Total undiscounted lease payments	2,641,291
Less: Imputed interest	(387,416)
Net lease liabilities	$2,253,875

Supplemental Lease Information

	June 30, 2025	June 30, 2024
Finance lease weighted average remaining lease term (years)	5.32 years	5.83 years
Finance lease weighted average discount rate	5.0%	5.0%

Cash paid for amounts included in the measurement of lease liabilities
Financing cash flows from finance leases	$234,109	$104,416

Right-of-use assets obtained in exchange for new finance lease liabilities	$600,000	$1,363,980

NOTE 7 – VARIABLE INTEREST ENTITIES

A variable interest in a variable interest entity (“VIE”) is an investment or other interest that will absorb portions of the VIE’s expected losses and/or receive portions of the VIE’s expected residual returns. Our variable interests in VIEs include limited partnership interests. VIEs sometimes finance the purchase of assets by issuing limited partnership interests that are either collateralized by or indexed to the assets held by the VIE.

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. We determine whether we are the primary beneficiary of a VIE by performing an analysis that principally considers: (a) which variable interest holder has the power to direct activities of the VIE that most significantly impact the VIE’s economic performance; (b) which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE; (c) the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders; (d) the VIE’s capital structure; (e) the terms between the VIE and its variable interest holders and other parties involved with the VIE; and (f) related-party relationships. We reassess our evaluation of whether an entity is a VIE when certain reconsideration events occur. We reassess our determination of whether we are the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Nonconsolidated VIEs

As of June 30, 2025 and 2024, one and two of our unconsolidated VIEs, respectively, include interests in limited partnerships and limited liability companies. We have determined that the Company is not the primary beneficiary of these entities because the managing partner or member of each of these VIEs has the power to direct the activities that most significantly affect the VIE’s economic performance. Accordingly, these VIEs have not been consolidated with us, and they have been reported as equity method investments at fair value in the June 30, 2025 and 2024, consolidated balance sheets.

The table below presents a summary of the nonconsolidated VIEs in which we hold variable interests:

Total Nonconsolidated VIEs	As of June 30, 2025	As of June 30, 2024
Fair value of investments in VIEs	$711,740	$796,940
Carrying value of variable interests - assets	$861,710	$867,358
Maximum Exposure to Loss:
Limited Partnership Interest	$861,710	$867,358

Our exposure to the obligations of VIEs is generally limited to the carrying value of the limited partnership interests in these entities.

NOTE 8 – RELATED PARTY TRANSACTIONS

Advisory Agreements Effective January 1, 2021:

As discussed in Note 1, on January 26, 2021, our Board of Directors approved, effective January 1, 2021, two advisory agreements, an Advisory Management Agreement with the Real Estate Adviser and the Amended and Restated Investment Advisory Agreement with the Investment Adviser.

The terms of the Advisory Management Agreement with the Real Estate Adviser provide that we will continue to pay an Asset Management Fee on essentially the same terms as we were paying the Investment Adviser prior to 2021, namely based upon a percentage of Invested Capital (3% of the first $20 million, 2% of the next $80 million, and 1.50% over $100 million). Invested Capital is equal to the amount calculated by multiplying the total number of outstanding shares of common stock, shares of preferred stock, and the partnership units (units in our operating partnership issued by us and held by persons other than us) issued by us by the price paid for each or the value ascribed to each in connection with their issuance. The Advisory Management Agreement also provides for a 2.50% Acquisition Fee on new (non-security) purchases, subject to certain limitations designed to eliminate incentives to “churn” our assets. The new Advisory Management Agreement also provides for an incentive management fee that is equal to 15% of all distributions once shareholders have received cumulative distributions equal to 6% from the effective date of the Agreement.

The Investment Adviser will receive an annual fee equal to $100 for providing the investment advice to us as to our securities portfolio under the Amended and Restated Investment Advisory Agreement.

During the years ended June 30, 2025 and 2024, we incurred asset management fees of $3,449,487 and $3,224,834, respectively.

The asset management fees mentioned above were based on the following quarter ended Invested Capital segregated in three columns based on the annual fee rate:

Asset Management Fee Annual %	3.0%	2.0%	1.5%	Total Invested Capital

Quarter ended:
September 30, 2024	$20,000,000	$80,000,000	$81,925,868	$181,925,868
December 31, 2024	$20,000,000	$80,000,000	$82,656,576	$182,656,576
March 31, 2025	$20,000,000	$80,000,000	$84,816,443	$184,816,443
June 30, 2025	$20,000,000	$80,000,000	$87,749,115	$187,749,115

Quarter ended:
September 30, 2023	$20,000,000	$80,000,000	$64,229,944	$164,229,944
December 31, 2023	$20,000,000	$80,000,000	$64,735,338	$164,735,338
March 31, 2024	$20,000,000	$80,000,000	$74,236,629	$174,236,629
June 30, 2024	$20,000,000	$80,000,000	$78,833,574	$178,833,574

During the years ended June 30, 2025 and 2024, we did not incur or accrue any incentive management fee under the new Advisory Management Agreement.

Property Management and Leasing Services:

When we acquired the Wiseman Properties on May 6, 2022, our Real Estate Adviser’s newly formed wholly owned subsidiary − Wiseman Company Management, LLC, which is now known as Wiseman Commercial, Inc. (“Wiseman Commercial”) − purchased the property management and leasing services rights from Wiseman. As a result, effective as of the acquisition date, Wiseman Commercial has been providing property management and leasing services to the Wiseman Partnerships under the pre-existing agreements. Since the acquisition of these service rights, there have been no changes to the terms of the management services agreements with these limited partnerships. In addition, Wiseman Commercial also provides the property management and leasing services to 220 Campus Lane under a similar term as the Wiseman Partnerships.

During the year ended June 30, 2025, these Wiseman Commercial managed limited partnerships paid total property management fees of $771,574 and total leasing commissions of $567,783 to Wiseman Commercial. In addition, during the year ended June 30, 2025, eleven of the limited partnerships also paid $1,549,793 to Wiseman Commercial for direct operating costs and construction of tenant improvements.
During the year ended June 30, 2024, these Wiseman Commercial managed limited partnerships paid total property management fees of $596,268 and total leasing commissions of $489,571 to Wiseman Commercial. In addition, during the year ended June 30, 2024, eleven of the limited partnerships also paid $1,702,616 to Wiseman Commercial for direct operating costs and construction of tenant improvements.

Organization and Offering Costs Reimbursement:

As detailed in the Offering Circular, which terminated on November 1, 2024, offering costs incurred and paid by us in excess of $825,000 (excluding legal fees) in connection with the preferred stock offering were reimbursable by the Advisers. If broker fees of 10% were not incurred during the issuance of preferred stock, the resulting savings could be applied to marketing expenses or other non-cash compensation. In such cases, the broker fee savings increased the reimbursement threshold from the Advisers. As of the termination date, we had incurred total offering costs of $1,465,754 (excluding legal fees), of which $1,443,519 was paid by MacKenzie on our behalf in connection with the preferred stock offering. The total offering costs exceeded the reimbursement threshold, including the broker fee savings, by $328,970. This amount was fully reimbursed by the Advisers as of June 30, 2024.

Similarly, under our Second Offering Circular, which the SEC qualified on January 29, 2025, offering costs incurred and paid by us in excess of $825,000 (excluding legal fees) in connection with the preferred stock offering are reimbursable by the Advisers. If broker fees of 10% are not incurred during the issuance of the preferred shares, the resulting savings may be applied to marketing expenses or other non-cash compensation. In such cases, the broker fee savings increase the reimbursement threshold from the Advisers. As of June 30, 2025, we had incurred total offering costs of $61,023 (excluding legal fees), of which $44,023 was paid by MacKenzie on our behalf in connection with the preferred stock offering. The total offering costs incurred were below the reimbursable threshold as of that date.

Administration Agreement:

Under the Administration Agreement, we reimburse MacKenzie for its allocable portion of overhead and other expenses it incurs in performing its obligations under the Administration Agreement, including furnishing us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as providing us with other administrative services, subject to the independent directors’ approval. In addition, we reimburse MacKenzie for the fees and expenses associated with performing compliance functions, and its allocable portion of the compensation of our Chief Financial Officer, Chief Compliance Officer, Director of Accounting and Financial Reporting, and any administrative support staff.

Since November 1, 2018, MacKenzie has provided transfer agent services, with the out-of-pocket costs incurred by MacKenzie being reimbursed by us. No fee (only cost reimbursement) is paid to MacKenzie for this service. Effective March 5, 2024, to comply with Nasdaq listing requirements, we hired Securities Transfer Corporation, a third-party transfer agent, to provide these services for our common and Series B preferred stock. However, effective September 30, 2024, Computershare Limited, another third-party transfer agent, took over as transfer agent for our common stock.

The administrative cost reimbursements for the years ended June 30, 2025 and 2024 were $669,855 and $756,733, respectively. The transfer agent services cost reimbursements for the years ended June 30, 2025 and 2024 were $6,145 and $66,267, respectively.

The table below outlines the related party expenses incurred for the years ended June 30, 2025 and 2024, and unpaid as of June 30, 2025 and 2024.

	Year ended		Unpaid as of
Types and Recipient	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Asset management fees- the Real Estate Adviser	$3,449,487	$3,224,834	$-	$-
Administrative cost reimbursements- MacKenzie	669,855	756,733	-	-
Asset acquisition fees- the Real Estate Adviser (1)	292,000	1,075,048	-	-
Transfer agent cost reimbursements - MacKenzie	6,145	66,267	-	-
Organization & Offering Cost (2) - MacKenzie	49,680	102,871	49,680	79,632
Other expenses (3)- MacKenzie and Subsidiary’s GPs	-	-	118,084	91,987
Due to related entities			$167,764	$171,619

(1)
Asset acquisition fees paid to the Real Estate Adviser were capitalized as a part of the real estate basis in accordance with our policy. The acquisition fee paid during the year ended June 30, 2025 was for the acquisition of Green Valley Medical Center in August 2024. The acquisition fee paid during the year ended June 30, 2024 was for the acquisition of 220 Campus Lane Office Building and Campus Lane Land in September 2023, Green Valley Executive Center in January 2024 and One Harbor Center in May 2024.

(2)	Offering costs paid by MacKenzie - discussed in this Note under organization and offering costs reimbursements.
(3)	Expenses paid by MacKenzie and General Partner of a subsidiary on behalf of us and subsidiary.

NOTE 9 – MARGIN LOANS

We have a brokerage account through which we buy and sell publicly traded securities. The provisions of the account allow us to borrow on certain securities held in the account and to purchase additional securities based on the account equity (including cash). Amounts borrowed are collateralized by the securities held in the account and bear interest at a negotiated rate payable monthly. Securities pledged to secure margin balances cannot be specifically identified as a portion of all securities held in a brokerage account are used as collateral. As of June 30, 2025 and 2024, we had no margin credit available for cash withdrawal or the ability to purchase in additional securities. Accordingly, as of June 30, 2025 and 2024, there was no amount outstanding under this short-term credit line.

NOTE 10 – MORTGAGE NOTES PAYABLE, NOTES PAYABLE AND DEBT GUARANTY
Madison and PVT Notes Payable
On February 26, 2021, Madison and PVT obtained mortgage loans from First Republic Bank in the amounts of $6,737,500 and $8,387,500, respectively, both at a fixed interest rate of 3% per annum through April 1, 2026. Effective May 1, 2026, interest rates will be the average of the twelve most recently published yields on U.S. Treasury securities adjusted a constant maturity of one year as published by the Federal Reserve System in the Statistical Release H.15 plus 2.75% per annum. The loans were obtained to finance the acquisition of the Commodore Apartments and The Park View Apartments, which are located in Oakland, California. The loans mature on  April 1, 2031 and are cross-collateralized by both properties owned by Madison and PVT. The loan requires interest-only monthly payments through April 1, 2026, and beginning May 1, 2026, monthly payments of principal and interest are due based on 360 months of amortization period. The remaining unpaid principal balance is due at maturity date. Accordingly, as of both June 30, 2025 and 2024, the outstanding balances of the loans were $6,737,500 for the Madison mortgage loan and $8,387,500 for the PVT mortgage loan. The mortgage notes payable balances are disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets.

The following table provides the projected principal payments on Madison’s loan for the next five years:

Fiscal Year Ending June 30, :	Principal
2026	$47,849

2027	286,731

2028	282,865

2029	281,354

2030	278,698

Thereafter	5,560,003

Total	$6,737,500

The following table provides the projected principal payments on PVT’s loan for the next five years:

Fiscal Year Ending June 30, :	Principal
2026	$5,716

2027	82,415

2028	86,637

2029	94,281

2030	100,899

Thereafter	8,017,552

Total	$8,387,500

PT Hillview Notes Payable

On October 4, 2021, PT Hillview entered into a loan agreement with Ladder Capital Finance in the amount of $17,500,000. The annual interest rate was equal to the greater of (i) a floating rate of interest equal to 5.50% plus LIBOR, and (ii) 5.75%. The loan was obtained to finance the acquisition of Hollywood Apartments. The loan was secured by Hollywood Apartments and has an initial maturity date of October 6, 2023, which could be extended for two successive 12-month terms. On August 14, 2023, PT Hillview exercised the first extension option to extend the term of the loan to October 6, 2024. The loan required interest-only monthly payments with the principal balance due at maturity date. Interest was due based on a 360-day amortization period. Accordingly, the outstanding balance as of June 30, 2024 was $17,500,000, which was disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets. PT Hillview also entered into an interest rate cap agreement on October 4, 2021, as required by the lender. The interest rate cap agreement was revised on September 29, 2023 and it matured on February 2, 2025. We did not record the fair value and the changes in the fair value of the contract in our consolidated financial statements because the amounts were insignificant to our consolidated financial statements.
On October 3, 2024, the loan agreement was amended to include extension options with principal paydowns. PT Hillview exercised the extension options pursuant to the amended agreement and the maturity date was extended until April 6, 2025 with total principal paydown of $3,975,000.

On March 28, 2025, PT Hillview entered into a loan agreement with Wells Fargo Bank, National Association, in the amount of $11,660,000 at a fixed annual interest rate of 5.87%. The loan was obtained to refinance the prior $17,500,000 loan with Ladder Capital Finance which matured on April 6, 2025. The new loan matures in April 2030, is secured by Hollywood Apartments, and requires interest-only monthly payments with the principal balance due at maturity. The outstanding balance of the loan as of June 30, 2025 was $11,660,000, which is disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets.

In connection with the refinancing, the Operating Partnership contributed $5,683,503 to PT Hillview to fund the principal paydown, replenish reserves, and pay loan fees. Of this amount, $568,350 (10%) represented the share of the non-controlling interest holder, True USA. Accordingly, as of June 30, 2025, this amount has been recorded as a note receivable from True USA and is included in investments, income, rents, and other receivables in the consolidated balance sheet.

We (along with three other principals of True USA) guaranteed the “Recourse Obligations” as defined in the loan agreement, which are triggered only if the borrower of the loan engages in “Bad Boy Acts” (such as fraud, intentional misrepresentation, willful misconduct, waste, conversion, intentional failure to pay taxes or maintain insurance, filing for bankruptcy, ADA noncompliance, and environmental contamination, etc.). As of June 30, 2025, we have not recorded any guaranty obligations.
MacKenzie Shoreline Mortgage Notes Payable

On May 6, 2021, MacKenzie Shoreline entered into a loan agreement with Pacific Premier Bank, in the amount of $17,650,000. The annual interest rate under the agreement is 3.65% for the first 60 months, and a variable interest rate based on a 6-month CME Term SOFR plus a margin of 3.00 percentage points, for months thereafter until maturity. The loan was obtained to finance the acquisition of Shoreline Apartments. The loan matures on June 1, 2032, and is secured by Shoreline Apartments. The loan requires interest-only monthly payments through June 30, 2027, and beginning July 1, 2027, monthly payments of principal and interests are due based on 360 months of amortization period. Accordingly, the outstanding loan balance as of June 30, 2025 and 2024, was $17,650,000, which is disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets.

The following table provides the projected principal payments on the loan for the next five years:

Fiscal Year Ending June 30, :	Principal
2026	$-

2027	-

2028	152,349

2029	167,342

2030	179,884

Thereafter	17,150,425

Total	$17,650,000

First & Main Mortgage Notes Payable
As of the acquisition date, First & Main had a loan agreement with Exchange Bank, in the amount of $12,000,000 at a fixed annual interest rate of 3.75%, which the Company assumed. The loan matures on February 1, 2026, and is secured by First & Main Office Building. The loan requires monthly payments of principal and interest based on a 25-year amortization period with the remaining principal balance due at maturity. The loan is guaranteed by Wiseman, but Wiseman was subsequently indemnified by the Operating Partnership on July 1, 2022. The outstanding balance of the loan as of June 30, 2025 and 2024, was $10,626,226 and $10,963,355, respectively, which is disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets.

The following table provides the projected principal payment on the loan for the next year:
Fiscal Year Ending June 30, :	Principal
2026	$10,626,226

Total	$10,626,226

First & Main Other Note Payables:
Junior Debt
As of the acquisition date, First & Main had $1,000,000 in interest-only junior promissory notes outstanding, which the Company assumed. The notes were issued in 2018 and 2019 with an original maturity date of December 31, 2023 and included no prepayment penalty for early retirement. Of the total promissory notes, notes with a total principal balance of $350,000 were paid off as of December 31, 2023. The maturity dates of the remaining promissory notes were extended to: December 31, 2025 for notes with a principal balance of $100,000, December 31, 2026, for notes with a principal balance of $100,000, and December 31, 2028, for the remaining notes with a total principal balance of $450,000. Interest on the notes is payable on the first day of each month at 7% per annum. The promissory notes are disclosed as a part of line of credit and notes payable, net in the consolidated balance sheets.

In March 2024, the partnership obtained an additional loan with the principal amount of $200,000 in an interest-only junior promissory note. The note was issued on March 8, 2024 with a maturity date of March 31, 2025. Interest on the note is payable on the first day of each month at 8.50% per annum. The $200,000 note was repaid in full as of March 31, 2025.

Small Business Administration (“SBA”) Loan

As of the acquisition date, First & Main had an outstanding $151,000 loan from the SBA under the Economic Injury Disaster Loan program, which the Company assumed. The loan will be paid back over 30 years at an annual interest rate of 3.75% starting on December 20, 2022. Monthly payments will be $731. The loan is disclosed as a part of line of credit and notes payable, net in the consolidated balance sheets.

Solar System Loan (First & Main)

As of the acquisition date, First & Main had an outstanding $220,000 loan from The Wiseman Family Trust, which the Company assumed. The loan was used to finance the installation of a solar power system at the First & Main Office Building. The loan will be paid back over a period of 10 years at an annual interest rate of 5%. Monthly payments of principal and interest will be $1,486. As of June 30, 2025 and 2024, the outstanding balance of the loan amounted to $143,384 and $163,362, respectively, and is disclosed as a part of line of credit and notes payable, net in the consolidated balance sheets.

1300 Main Mortgage Notes Payable
On November 4, 2024, 1300 Main entered into a loan agreement with Valley Strong Credit Union, in the amount of $8,000,000 at a fixed annual interest rate of 6.85%. The loan was obtained to refinance the prior $9,160,000 loan from Suncrest Bank, which was originally obtained by 1300 Main under its previous ownership. The new loan matures on November 15, 2029, and is secured by a real property and the assignment of all its rental revenue. The loan requires monthly payments of principal and interest of $52,534 through maturity. The remaining unpaid principal balance is due at maturity. The note is guaranteed by the Parent Company. The outstanding balance of the loan as of June 30, 2025 was $7,972,744, which is disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets.

The following table provides the projected principal payments on the loan for the next five years:

Fiscal Year Ending June 30, :	Principal
2026	$95,047

2027	93,657

2028	98,803

2029	107,262

2030	7,577,975

Total	$7,972,744

1300 Main Other Notes Payable:
SBA Loan

As of the acquisition date, 1300 Main had an outstanding $150,000 loan from the SBA under the Economic Injury Disaster Loan program, which the Company assumed. The loan will be paid back over 30 years at an annual interest rate of 3.75% starting on July 11, 2023. Monthly payments will be $731. The outstanding balance of the loan as of June 30, 2025 and 2024 was $161,300 and $ 160,111, respectively, which is disclosed as a part of the line of credit and notes payable, net in the consolidated balance sheets.

Woodland Corporate Center Two Mortgage Notes Payable
As of the acquisition date, Woodland Corporate Center Two had a loan agreement with Western Alliance Bank, in the amount of $7,500,000 at a fixed annual interest rate of 4.15%, which the Company assumed. The loan matured on October 7, 2024 and was secured by Woodland Corporate Center. The loan was guaranteed by Wiseman, but Wiseman was subsequently indemnified by the Operating Partnership on July 1, 2022. The outstanding balance of the loan as of June 30, 2024 was $6,626,543, which was disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets.

On October 4, 2024, Woodland Corporate Center Two entered into a loan agreement with Summit Bank, in the amount of $6,000,000 at a fixed annual interest rate of 6.50%. The loan was obtained to refinance the prior $7,500,000 loan from Western Alliance Bank which matured on October 7, 2024. The loan matures on October 5, 2027, and is secured by the real property and the assignment of all its rental revenue. The loan requires monthly payments of principal and interest of $40,873 through October 5, 2027. The remaining unpaid principal balance is due at maturity. The loan is guaranteed by the Parent Company. The outstanding balance of the loan as of June 30, 2025 was $5,932,794, which is disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets.
The following table provides the projected principal payments on the loan for the next three years:
Fiscal Year Ending June 30, :	Principal
2026	$98,925

2027	109,244

2028	5,724,625

Total	$5,932,794

Main Street West Mortgage Notes Payable
As of the acquisition date, Main Street West had a $16,600,000 loan with First Northern Bank of Dixon (the “Prior Lender”) at a fixed annual interest rate of 4%, which the Company assumed. The loan was secured by the Main Street West Office Building and was guaranteed by Wiseman, who was subsequently indemnified by the Operating Partnership on July 1, 2022.

The loan matured on November 1, 2024, and the Company was unable to reach agreement with the Prior Lender on extension terms. As a result, the loan went into maturity default. Although negotiations continued, the Prior Lender initiated foreclosure proceedings, and in February 2025 a court-appointed receiver assumed control of the property. On March 25, 2025, the Company entered into a Forbearance, Settlement, and Release Agreement (the “Forbearance Agreement”) and a related indemnity agreement with the Prior Lender.

At the date of the Forbearance Agreement, the loan had an aggregate balance of $15,797,328, consisting of $14,742,049 of principal, $867,812 of accrued interest (including COVID-19 deferred interest), and $187,467 of default-related costs incurred by the Prior Lender. Under the terms of the Forbearance Agreement, the Company agreed to pay these default-related costs. Pursuant to the Forbearance Agreement, the Company paid $5,000,000 toward the loan and regained control of the property from the receiver in April 2025. This payment reduced the loan balance and resolved the foreclosure action, allowing the Company to proceed with refinancing.

On June 6, 2025, the Company refinanced the loan it had with the Prior Lender for the indebtedness secured by the Main Street West Office Building that was in maturity default and subject to the Forbearance Agreement. The loan from the Prior Lender was paid off on June 6, 2025, with a new loan from EverTrust Bank.

The new loan has a principal amount of $9,500,000, with an interest rate equal to the Wall Street Journal Prime Rate, currently at 7.50% annually, with a 6.50% floor. The loan requires monthly payments of principal and interest based on a 300-month amortization schedule. The remaining unpaid principal balance is due at maturity. The loan matures on May 30, 2028, and is guaranteed by the Parent Company.

The Company also formed a wholly owned subsidiary, Innovate Napa, to enter into a master lease covering approximately 36.2% (13,806 square feet) of the rentable square feet of the Main Street West Office Building. The Operating Partnership will contribute $500,000 of capital in Innovate Napa in order for it to pay on the master lease. Innovate Napa does not occupy the space; rather, the arrangement was established in connection with the refinancing of the Main Street West loan to satisfy the lender’s occupancy requirements. Lease payments from Innovate Napa to Main Street West are intercompany in nature and eliminated in consolidation. This related-party arrangement is temporary and is expected to remain in place until the space is leased to third-party tenants. For the year ended June 30, 2025, rental revenue of $62,127 receivable from Innovate Napa was eliminated in the Parent Company’s books for consolidation purposes.

Accordingly, as of June 30, 2025 and 2024, the outstanding balances of the loans were $9,500,000 for the new loan and $14,893,842 for the old loan, respectively. The mortgage notes payable balances are disclosed as part of the mortgage notes payable, net in the consolidated balance sheets. Total accrued interest on the loan as of June 30, 2025 and 2024, was $51,239 and $373,873, respectively, the latter of which includes the COVID-19 deferred interest.

Main Street West Other Notes Payable:
SBA Loan

As of the acquisition date, Main Street West had an outstanding $150,000 loan from the SBA under the Economic Injury Disaster Loan program, which the Company assumed. The loan will be paid back over 30 years at an annual interest rate of 3.75% starting on September 4, 2023. Monthly payments will be $731. The outstanding balance of the loan as of June 30, 2025 and 2024 was $161,300, which is disclosed as a part of the line of credit and notes payable, net in the consolidated balance sheets.

220 Campus Lane Mortgage Notes Payable

On September 8, 2023, 220 Campus Lane borrowed $2,145,000 from Northern California Laborers Pension Fund at a fixed annual interest rate of 5%. The loan was obtained to finance the acquisition of 220 Campus Lane Office Building and the underlying parcel of land. The loan matures on September 30, 2028, and is secured by the vacant office building and the underlying parcel of land. The loan requires interest-only monthly payments of $8,938 through September 30, 2028. The remaining unpaid principal balance is due at maturity date. Accordingly, the outstanding balance of the loan as of June 30, 2025 and 2024 was $2,145,000, which is disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets.

Consistent with asset acquisition accounting, this debt was measured at fair value. The interest rate on the debt was below the current market rates, as a result, $223,000 of the acquisition cost was allocated to debt mark-to-market. The debt mark-to-market value is amortized over the remaining loan term. The debt mark-to-market value, net of accumulated amortization as of June 30, 2025 and 2024 amounted to $142,596 and $187,196, respectively, and was netted against the total debt balance in the consolidated balance sheets.

Campus Lane Residential Mortgage Notes Payable

On September 8, 2023, Campus Lane Residential borrowed $1,155,000 from Northern California Laborers Pension Fund at a fixed annual interest rate of 5%. The loan was obtained to finance the acquisition of a vacant parcel of land. The loan matures on September 30, 2028, and is secured by the vacant parcel of land. The loan requires interest-only monthly payments of $4,813 through September 30, 2028. The remaining unpaid principal balance is due at maturity date. The outstanding balance of the loan as of June 30, 2025 and 2024 was $1,155,000, which is disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets.

Consistent with asset acquisition accounting, the debt acquired from the acquisition of Campus Lane Land was measured at fair value. The interest rate on the debt was below the current market rates, as a result, $120,000 of the acquisition cost was allocated to debt mark-to-market. The debt mark-to-market value is amortized over the remaining loan term. The debt mark-to-market value, net of accumulated amortization as of June 30, 2025 and 2024, amounted to $76,733 and $100,732, respectively, and was netted against the total debt balance in the consolidated balance sheets.

GVEC Mortgage Notes Payable

As of the acquisition date, GVEC had a $14,000,000 fixed-rate loan agreement with Columbia State Bank, which the Company assumed on January 1, 2024 from the predecessor owner. The initial interest rate is 4.25% until October 1, 2027, increasing to 5.46% thereafter. The loan matures on September 1, 2032 and is secured by the Green Valley Executive Center. The loan requires monthly payments of principal and interest based on a 30-year amortization period with the remaining principal balance due at maturity. The outstanding balance of the loan as of June 30, 2025 and 2024 was $13,346,323 and $13,599,329, respectively, which is disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets.

Consistent with asset acquisition accounting, the debt assumed from the acquisition of Green Valley Executive Center was measured at fair value. The interest rate on the debt was below the current market rates, as a result, $993,000 of the acquisition cost was allocated to debt mark-to-market. The debt mark-to-market value is amortized over the remaining loan term. The debt mark-to-market value, net of accumulated amortization as of June 30, 2025 and 2024, amounted to $844,050 and $943,350, respectively, and was netted against the total debt balance in the consolidated balance sheets.

The following table provides the projected principal payments on the loan for the next five years:

Fiscal Year Ending June 30, :	Principal
2026	$252,616

2027	275,253

2028	250,402

2029	253,672

2030	268,076

Thereafter	12,046,304

Total	$13,346,323

One Harbor Center, LP Mortgage Notes Payable

As of the acquisition date, One Harbor Center, LP had an $8,378,825 loan from Travis Credit Union, which the Company assumed. The loan bears interest at a fixed rate of 4.96% per annum, matures on June 1, 2028, and is secured by the property and the assignment of all rental revenue. Monthly principal and interest payments of $46,092 are required through maturity, with the remaining unpaid principal balance  due at the maturity date. The outstanding balance of the loan as of June 30, 2025 and 2024 was $7,704,950 and $7,846,182, respectively, which is disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets.

Consistent with asset acquisition accounting, the debt assumed from the acquisition of One Harbor Center was measured at fair value. The interest rate on the debt was below the current market rates, as a result, $334,000 of the acquisition cost was allocated to debt mark-to-market. The debt mark-to-market value is amortized over the remaining loan term. The debt mark-to-market value, net of accumulated amortization as of June 30, 2025 and 2024 amounted to $241,222 and $320,746, respectively, and was netted against the total debt balance in the consolidated balance sheets.

The following table provides the projected principal payments on the loan for the next three years:

Fiscal Year Ending June 30, :	Principal
2026	$153,714

2027	161,643

2028	7,389,593

Total	$7,704,950

One Harbor Center, LP Other Notes Payable:

SBA Loan

As of the acquisition date, One Harbor Center, LP had a $150,000 loan from the SBA under the Economic Injury Disaster Loan program, which the Company assumed. The loan will be paid back over 30 years at an annual interest rate of 3.75% starting on February 10, 2023. The outstanding balance of the loan as of June 30, 2025 and 2024 was $150,000, which is disclosed as a part of the line of credit and notes payable, net in the consolidated balance sheets.

MRC Aurora Construction Loan

As discussed in Note 1, on February 21, 2024, the Company closed on a $17.15 million construction loan with Valley Strong Credit Union, headquartered in Bakersfield, California, to fund the development of the Aurora at Green Valley. The loan bears interest at a variable rate equal to the  Prime Rate plus 0.25% and matures on March 1, 2026. The Company has the option to extend the construction loan for an additional six-month period or to convert it to a conventional permanent loan. The monthly accrued interest is added on the outstanding loan balance. The outstanding loan balance as of June 30, 2025 was $6,597,850, which is disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets.

The following table provides the projected principal payment on the loan for the next year:

Fiscal Year Ending June 30, :	Principal
2026	$6,597,850

Total	$6,597,850

MacKenzie Satellite Mortgage Notes Payable

On August 21, 2024, MacKenzie Satellite entered into a loan agreement with Summit Bank, in the amount of $6,000,000 at a fixed annual interest rate of 6.50%. The loan matures on August 21, 2027, and is secured by MacKenzie Satellite’s real property and the assignment of all its rental revenue. The Parent Company has guaranteed the loan. The loan requires monthly payments of principal and interest of $40,867 through August 21, 2027. The remaining unpaid principal balance is due at maturity date. The outstanding balance of the loan as of June 30, 2025 was $5,909,606, which is disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets.

The following table provides the projected principal payments on the loan for the next three years:

Fiscal Year Ending June 30, :	Principal
2026	$94,310

2027	110,427

2028	5,704,869

Total	$5,909,606

Green Valley Medical Center, LP Mortgage Notes Payable

On July 15, 2024, Green Valley Medical Center, LP entered into a loan agreement with Valley Strong Credit Union, in the amount of $7,800,000 at a fixed annual interest rate of 7.12%. The loan matures on August 1, 2029, and is secured by the real property and the assignment of all its rental revenue. The Parent Company provided a guaranty of the note. The loan requires monthly payments of principal and interest of $52,628 through December 1, 2028. The remaining unpaid principal balance is due at maturity date. The outstanding balance of the loan as of June 30, 2025 was $7,747,998, which is disclosed as a part of the mortgage notes payable, net in the consolidated balance sheets. We consolidated Green Valley Medical Center, LP with our consolidated financial statements during the year ended June 30, 2025; accordingly, this mortgage note payable was not included in our consolidated balance sheet as of June 30, 2024.

The following table provides the projected principal payments on the loan for the next five years:

Fiscal Year Ending June 30, :	Principal
2026	$83,185

2027	88,623

2028	93,650

2029	102,032

2030	7,380,508

Total	$7,747,998

Green Valley Medical Center, LP Other Notes Payable:

SBA Loan

As of the acquisition date, Green Valley Medical Center, LP had a $150,000 loan from the SBA under the Economic Injury Disaster Loan program, which the Company assumed. The loan bears interest  at 3.75% per annum and is repayable over a 30-year term. While the Company has been making interest payments, the Federal Government has not yet commenced amortization of the principal. The outstanding balance of the loan as of June 30, 2025 was $150,000, which is disclosed as a part of the line of credit and notes payable, net in the consolidated balance sheets. We consolidated Green Valley Medical Center, LP with our consolidated financial statements during the year ended June 30, 2025; accordingly, this note payable was not included in our consolidated balance sheet as of June 30, 2024.

Line of Credit Agreement

On January 22, 2025, we entered into a revolving line of credit agreement with PRES, an affiliate of the Adviser, of up to $10,000,000. Interest will accrue on any unpaid principal balance on the note at a fixed annual interest rate of 10%. In addition, an origination fee of 2% will be charged on each advance and the sum will be added to the principal balance. The loan matures on June 1, 2026. The loan requires monthly interest payments beginning on March 1, 2025, with the remaining principal balance due at maturity. The outstanding loan balance as of June 30, 2025 was $9,588,000, which includes $188,000 of loan origination fees, and is disclosed as a part of line of credit and notes payable, net in the consolidated balance sheets. The loan origination fee is capitalized and amortized over the life of the loan. The remaining unamortized balance of $138,611 was netted against the total debt balance in the consolidated balance sheets.

For the year ended June 30, 2025, we incurred interest expense of $324,643 on the line of credit. Of this amount, $284,693 remained outstanding as of June 30, 2025 and is disclosed as a part of accounts payable and accrued liabilities in the consolidated balance sheet.

The following table provides the projected principal payment on the loan for the next year:

Fiscal Year Ending June 30, :	Principal
2026	$9,588,000

Total	$9,588,000

On September 24, 2025, the line of credit agreement with PRES was amended to extend the maturity date to December 31, 2027.

Secured Promissory Note Agreement

On June 11, 2025, the Company entered into a note purchase agreement with Streetville Capital, LLC (the “Investor”) providing for the issuance of up to $3,270,000 in secured promissory notes to fund the REIT share purchases in MRC QRS. On that date, the Investor funded $1,000,000 in cash, and the Company issued a secured promissory note in the principal amount of $1,115,000, which included an original issue discount of $90,000 and transaction expenses of $25,000. The note matures 18 months after the funding date, or on December 11, 2026.

For the first five months following issuance, the Company is required to make monthly payments equal to accrued interest. Beginning in the sixth month and continuing until maturity, the Company must make monthly payments of $93,000 plus accrued interest.

The notes are guaranteed by MRC QRS through a security agreement entered into by MRC QRS in favor of the Investor. MRC QRS granted the Investor a first-position security interest in the assets of MRC QRS.

The Company also entered into a stock pledge agreement with the Investor, where the Company pledged to the Investor as collateral and security for the secured obligations, and granted the Investor a first-position security interest in the common stock of MRC QRS. The Investor shall have the right to exercise the rights and remedies set forth in the stock pledge agreement and in the transaction documents if an event of default has occurred.

The secured note is subject to certain trigger events, which provide the Investor with the option to increase the outstanding balance by 5% to 15% depending on the severity of the trigger event. Failure of the Company to cure the trigger event may result in an event of default, which would cause the outstanding balance to become immediately due and demandable.

The outstanding balance of the loan as of June 30, 2025 was $1,115,000, which is disclosed as a part of the line of credit and notes payable, net in the consolidated balance sheets. We consolidated MRC QRS with our consolidated financial statements during the year ended June 30, 2025; accordingly, this note payable was not included in our consolidated balance sheet as of June 30, 2024.

The following table provides the projected principal payments on the loan for the next two years:

Fiscal Year Ending June 30, :	Principal
2026	$651,000

2027	464,000

Total	$1,115,000

The table below presents the total loan outstanding at the underlying companies as of June 30, 2025, and the fiscal years those loans mature:

Fiscal Year Ending June 30, :	Principal
2026	$28,553,223

2027	1,933,860

2028	29,029,695

2029	4,780,408

2030	27,471,758

Thereafter	43,569,422

Total	$135,338,366

Debt Guaranty

The Wiseman partnerships had mortgage loans and solar leases with various banks, all of which were guaranteed by Wiseman and its owner, Doyle Wiseman and his trust, as of May 6, 2022, the date the Operating Partnership acquired the management companies. The mortgage loans of 1300 Main, LP, One Harbor Center, LP, Martin Plaza Associates, LP, and Main Street West, LP are also guaranteed by the partnerships’ general partner as the co-guarantor.

On July 1, 2022, subsequent to the Operating Partnership’s acquisition of the management companies, Doyle Wiseman, the owner of Wiseman, and the Operating Partnership entered into an indemnity agreement whereby the Operating Partnership will indemnify Doyle Wiseman for any losses suffered by him through the default of a limited partnership on the mortgage secured by the property owned by the limited partnership, or default on any solar lease obligations. Historically, except for the Main Street West default discussed below, none of the limited partnerships has had any defaults on any mortgages and Doyle Wiseman has not had to satisfy any mortgage default through a guaranty. Furthermore, except for Main Street West, each of the limited partnerships is adequately capitalized, has sufficient cash flow from operations to service the mortgage notes and has not required Doyle Wiseman to provide any subordinated financial support to the limited partnerships. Therefore, we have not recorded any liability related to the guaranty on the mortgage loans as of June 30, 2025.

As of June 30, 2025, refinancings have resulted in removal of Wiseman as guarantor at Westside Professional Center, Green Valley Medical Center, Woodland Corporate Center Two, 1300 Main and Main Street West. The Parent Company now guarantees the mortgage note at each of these properties, with the exception of Westside Professional Center which is guaranteed by its sole limited partner.

As discussed in this note, as of November 1, 2024, Main Street West was in default under its note. The bank initiated foreclosure proceedings in January 2025 and the court-appointed receiver took control of the property in February 2025. On March 25, 2025, the Company entered into a Forbearance Agreement and indemnity agreement with the Prior Lender. Effective June 6, 2025, the Company refinanced the loan it had with the Prior Lender for the indebtedness secured by the Company’s Main Street West Office Building that was in maturity default and subject to the Forbearance Agreement. The loan from the Prior Lender was paid off on June 6, 2025, with a new loan from EverTrust Bank. As of June 30, 2025, the outstanding principal balance of the new loan was $9,500,000 and accrued interest was $51,239. The new mortgage loan for Main Street West is also guaranteed by the Parent Company. However, we have determined that the Company does not need to record any liability under the loan guaranty as of June 30, 2025, since the underlying property’s appraised value exceeds the outstanding debt balance.

The mortgage loan of GVEC is guaranteed by PRES, an affiliate of the Adviser, and its owner, Berniece A. Patterson and her trust. As part of the GVEC contribution agreement, the Operating Partnership indemnified Berneice Patterson and her trust for any losses suffered by her through the default by GVEC on the mortgage loan. The mortgage loans for  MacKenzie Satellite, obtained in August 2024 and the construction loan for MRC Aurora, LLC are also guaranteed by the Parent Company. The note purchase agreement and secured note entered into in June 2025 are guaranteed by MRC QRS.

NOTE 11 – EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to potentially diluted securities. The following table sets forth the computation of basic and diluted earnings per share for years ended June 30, 2025 and 2024:

	Year Ended	Year Ended
	June 30, 2025	June 30, 2024

Net loss attributable to common stockholders	$(27,336,880)	$(13,230,983)

Basic and diluted weighted average common shares outstanding	1,465,094.94	1,329,322.18

Basic and diluted earnings per share	$(18.66)	$(9.95)

The Company incurred a net loss for the year ended June 30, 2025. As a result, the dilutive securities, the common stock series A and B warrants, were considered anti-dilutive and excluded from the calculation of diluted net loss per share. As of June 30, 2025, 423,944.85 shares underlying these instruments were excluded.

In accordance with ASC Topic 260, Earnings Per Share, shares issuable for little to no consideration should be included in the number of outstanding shares used for basic earnings per share. The FASB proposed that warrants or options exercisable for little to no cost be included in the denominator of basic earnings per share (and therefore diluted earnings per share) once there were no further vesting conditions or contingencies associated with them. Accordingly, as of June 30, 2025, the Company included 129,226.50 pre-funded warrants, discussed in Note 1, in the denominator of basic earnings per share. There were no warrants issued as of June 30, 2024.

NOTE 12 – SHARE OFFERINGS AND FEES
As discussed in Note 1, on August 26, 2024, in connection with our agreement with Maxim, the Company issued through a private placement agreement an aggregate amount of 13,300 shares of common stock to Maxim’s affiliate, approximately 1% of the Company’s outstanding stock.

As discussed in Note 1, on January 30, 2025, in connection with our agreement with OTB Capital, the Company issued through a private placement agreement an aggregate amount of 8,583.70 shares of common stock to OTB Capital, approximately $0.20 million worth of shares.

As discussed in Note 1, on February 28, 2025, in connection with the Registered Offering, the Company issued 153,403.40 shares of the Company’s common stock, $0.0001 par value per share, pre-funded warrants to purchase up to 129,226.50 shares of common stock and, in a concurrent private placement and together with the Registered Offering, warrants to purchase up to an aggregate of 423,944.85 shares of common stock, approximately $4.80 million worth of shares.

In March 2025, we issued 32.18 shares of common stock at $102.50 per share to the Class A unit holders of the Operating Partnership who exercised their option to convert their Class A units to our common share at a 10:1 ratio, and 15,668.10 shares of common stock to the Series A preferred stock holders who exercised their option to convert their shares of Series A preferred stock to shares of our common stock at price per shares ranging from $11.50 to $40.20.

During the year ended June 30, 2025, we issued 9,044 shares of Series A preferred stock with total gross proceeds of $226,100 and 65,903.16 shares of Series B preferred stock with total gross proceeds of $1,647,579 under the Second Offering Circular and incurred syndication costs of $1,301,283 in relation to common and preferred stock offerings. As of the year ended June 30, 2025, we issued 8,567.49 shares of Series A preferred stock with total gross proceeds of $192,770 under the preferred stock DRIP, 644.60 shares of Series B preferred stock with total gross proceeds of $14,503 under the preferred stock DRIP, and converted 12,805.38 shares of Series A preferred stock at $1 per share to shares of our common stock.

During the year ended June 30, 2024, we issued 18,581.97 shares of common stock with total gross proceeds of $1,371,351 under the DRIP. Additionally, during the year ended June 30, 2024, we issued 301.14 shares of common stock at $102.50 per share to the Class A unit holders of the Operating Partnership who exercised their option to convert their Class A units to shares of our common stock.

During the year ended June 30, 2024, we issued 85,688.31 shares of Series A preferred stock with total gross proceeds of $2,140,949 and 49,562.45 shares of Series B preferred stock with total gross proceeds of $1,227,950 under the Offering Circular and incurred syndication costs of $637,490 in relation to preferred stock offering. For the year ended June 30, 2024, we issued 7,741.20 shares of Series A preferred stock with total gross proceeds of $174,179 under the preferred stock DRIP and 2.11 Series B preferred stock with total gross proceeds of $48 under the preferred stock DRIP.

NOTE 13 – SHARE REPURCHASE PLAN

On March 4, 2024, the Board of Directors suspended the common stock share repurchase program and common stock DRIP in connection with its pursuit of the listing of its common stock on a securities exchange. When our common stock became eligible for trading on OTC Markets in April 2024, the share repurchase program automatically terminated, and the Board of Directors will decide whether, and when, to reinstate the common stock DRIP.

During the years ended June 30, 2025 and 2024, we repurchased shares of our common stock through our share repurchase program and through third-party auctions as noted in the below table:

Period	Total Number of Shares Repurchased	Average Repurchase Price Per Share	Total Repurchase Consideration
During the year ended June 30, 2025
Series A Preferred stock
September 1, 2024 through December 31, 2024	-	$-	$5,530	*

*Fees paid for redemption lockup agreements.

Period	Total Number of Shares Repurchased	Average Repurchase Price Per Share	Total Repurchase Consideration
During the year ended June 30, 2024
Common stock
September 1, 2023 through September 30, 2023	6,409.20	$73.80	$472,999
December 1, 2023 through December 31, 2023	6,449.73	73.80	475,990
June 1, 2024 through June 30, 2024	94.88	55.00	5,218	**
	12,953.81		$954,207

Series A Preferred stock
December 1, 2023 through December 31, 2023	400.00	$22.75	$9,100
March 1, 2024 through March 31, 2024	2,000.00	22.00	44,000
June 1, 2024 through June 30, 2024	999.50	22.75	22,739
	3,399.50		$75,839

**Cash in-lieu of fractional shares payout.

NOTE 14 – STOCKHOLDER DIVIDENDS AND DRIP

The following table reflects the dividends per share that we have declared on our common stock and preferred stock during the year ended June 30, 2025:

	Dividends
	Common Stock		Series A Preferred Stock		Series B Preferred Stock
During the Quarter Ended	Per Share	Amount	Per Share	Amount	Per Share	Amount
September 30, 2024	$1.250	$1,679,460	$0.375	$287,036	$0.750	$45,378
December 31, 2024	0.500	673,655	0.375	286,686	0.750	63,593
March 31, 2025	0.500	786,925	0.375	286,981	0.750	79,152
June 30, 2025	-	-	0.375	287,316	0.750	85,058
	$2.250	$3,140,040	$1.500	$1,148,019	$3.000	$273,181	*

*Of the total dividends declared for Series B during the year ended June 30, 2025, $204,889 was an increase in liquidation preference and $68,292 was the cash dividend. Series A and B preferred stock and common stock dividends declared during the quarter ended June 30, 2025, were paid in July 2025.

During the year ended June 30, 2025, we did not issue any common shares under our common stock DRIP since the plan was suspended in March 2024. During the year ended June 30, 2025, $192,770  of Series A preferred dividends and $14,503 of Series B preferred dividends were reinvested under the preferred stock DRIP.

On May 19, 2025, following a review of the Company’s financials, the current economic climate, the potential impact of new tariffs on demand for office and retail space, and the increased likelihood of a near-term recession, the Board of Directors approved the suspension of the regular quarterly dividend on the Company’s common stock effective immediately. This decision was made to preserve liquidity, enable the Company to make further investments in its own properties and developments where prudent, and to provide financial flexibility as to near-term commitments; the suspension will remain in effect until further notice.

On May 12, 2025, we declared the Series A Preferred stock quarterly dividend of $0.375 per share payable at the rate of $0.125 per month for holders of record as of July 31, 2025, August 30, 2025, and September 30, 2025. The Series A preferred stock dividend declared on May 12, 2025 will be paid in October 2025.

On May 12, 2025, we also declared the Series B preferred stock quarterly 3% dividend of $0.1875 per share payable at the rate of $0.0625 per month for holders of record as of July 31, 2025, August 30, 2025, and September 30, 2025. The Series B preferred stock dividend declared on May 12, 2025, will be paid in October 2025. In addition, the Series B preferred Stock will accrue dividends at the rate of 9% per annum on the stated value as an increase in liquidation preference.

On September 15, 2025, we declared the Series C Preferred stock quarterly dividend of $0.5625 per share payable at the rate of $0.1875 per month for holders of record as of July 31, 2025, August 30, 2025, and September 30, 2025. The Series C preferred stock dividend declared on May 12, 2025 will be paid in October 2025.
The following table reflects the distributions declared by the Operating Partnership for the Class A and Preferred unit holders during the year ended June 30, 2025:

	Distributions
	Class A Units		Series A Preferred Units		Series B Preferred Units
During the Quarter Ended	Per Share	Amount	Per Share	Amount	Per Share	Amount
September 30, 2024	$0.125	$10,269	$0.375	$382,489	$0.750	$32,410
December 31, 2024	0.050	4,095	0.375	397,969	0.750	32,409
March 31, 2025	0.050	4,095	0.375	398,388	0.750	32,410
June 30, 2025	-	-	0.375	398,814	0.750	32,410
	$0.225	$18,459	$1.500	$1,577,660	$3.000	$129,639	*

*Of the total distributions declared for Series B during the year ended June 30, 2025, $97,229 was an increase in liquidation preference and $32,409 was the cash dividend.

During the year ended June 30, 2025, the Operating Partnership paid Class A distributions of $28,738, none of which was reinvested. During the year ended June 30, 2025, the Operating Partnership paid Series A preferred distributions of $1,521,500, of which $98,968 have been reinvested under the preferred stock DRIP. During the year ended June 30, 2025, the Operating Partnership paid Series B preferred distributions of $29,709, none of which was reinvested.

The following table reflects the dividends per share that we have declared on our common stock and preferred stock during the year ended June 30, 2024:

	Dividends
	Common Stock		Series A Preferred Stock		Series B Preferred Stock
During the Quarter Ended	Per Share	Amount	Per Share	Amount	Per Share	Amount
September 30, 2023	$1.250	$1,652,688	$0.375	$268,383	$-	$-
December 31, 2023	1.250	1,652,367	0.375	276,600	0.750	2,222
March 31, 2024	1.250	1,660,225	0.375	281,770	0.750	8,078
June 30, 2024	1.250	1,662,826	0.375	284,737	0.750	31,696
	$5.000	$6,628,106	$1.500	$1,111,490	$2.250	$41,996	*

*Of the total dividends declared for Series B during the year ended June 30, 2024, $31,497 was an increase in liquidation preference and $10,451 was the cash dividend.
On March 4, 2024, the Board of Directors suspended the common stock DRIP in connection with its pursuit of the listing of its common stock on a securities exchange. Prior to the suspension, during the year ended June 30, 2024, of the total dividends paid to common stockholders, $1,371,351 have been reinvested under our DRIP. During the year ended June 30, 2024, of the total dividends paid to Series A preferred stockholders, $174,179 have been reinvested under our DRIP.Similarly, during the year ended June 30, 2024, of the total dividends paid to Series B preferred stockholders, $48 have been reinvested under our preferred stock DRIP. Preferred (Series A and B), and common dividends declared during the year ended June 30, 2024 were paid in July 2024.
The following table reflects the distributions declared by the Operating Partnership for the Class A and Preferred unit holders during the year ended June 30, 2024:

	Distributions
	Class A Units		Series A Preferred Units		Series B Preferred Units
During the Quarter Ended	Per Share	Amount	Per Share	Amount	Per Share	Amount
September 30, 2023	$0.125	$10,372	$0.375	$177,930	$-	$-
December 31, 2023	0.125	10,372	0.375	178,277	-	-
March 31, 2024	0.125	10,373	0.375	323,681	-	-
June 30, 2024	0.125	10,279	0.375	342,654	0.750	21,606
	$0.500	$41,396	$1.500	$1,022,542	$0.750	$21,606	*

*Of the total dividends declared for Series B during the year ended June 30, 2024, $16,205 was an increase in liquidation preference and $5,402 was the cash dividend.

During the year ended June 30, 2024, the Operating Partnership paid Class A distributions of $41,346. Similarly, during year ended June 30, 2024 the Operating Partnership paid Series A preferred distributions of $857,477, of which $83,883 have been reinvested under our DRIP. Preferred (Series A and B), and common dividends declared during the year ended June 30, 2024 were paid in July 2024.

NOTE 15 – WARRANTS

On February 28, 2025, the Company entered into a securities purchase agreement with a single institutional investor pursuant to which the company offered and sold 153,403.40 shares of the Company’s common stock, $0.0001 par value per share, pre-funded warrants to purchase up to 129,226.50 shares of common stock, and warrants to purchase up to an aggregate of 423,944.85 shares of common stock. The purchase price for each share and the exercise price for each common stock warrant to purchase one share of common stock was $17.10 per share, and the purchase price for each pre-funded warrant to purchase one share of common stock was $17.099. The common stock warrants consist of Series A common stock warrants and Series B common stock warrants. The Series A common stock warrants to purchase up to 141,314.95 shares of common stock are exercisable following the six-month anniversary of the closing date of the offering and expire 18 months from the date of issuance. The Series B common stock warrants to purchase up to 282,629.90 shares of common stock are exercisable following the six-month anniversary of the closing date of the offering and expire five years from the date of issuance.
The gross proceeds to the Company from this offering were $2.62 million from the sale of the common stock and $2.62 million from the sale of the pre-funded warrants. Because the Series A and B warrants were issued in conjunction with the sale of the common stock and the pre-funded warrants, the total gross proceeds of $4.80 million from the sale of the common stock and pre-funded warrants were proportionally allocated between the common stock, prefunded warrants, and the Series A and B warrants based on the estimated fair values of the stock and the warrants at the time of the issuance in accordance with ASC 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity. The total fair value allocation was: $2.30 million to common stock, $1.94 million to the pre-funded warrants, $0.38 million to Series A warrants and $0.22 million to Series B warrants.

As of June 30, 2025, there were 129,226.50, 141,314.95, and 282,629.90 in prefunded, Series A common stock warrants and Series B common stock warrants, respectively, issued and outstanding. The exercise price for the pre-funded warrants is $0.001 per share and $17.10 per share for the Series A and B warrants.
The Company evaluated the terms of the warrants under ASC 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity, and determined that they qualify for equity classification. This conclusion was based on the fact that:

•	The warrants are indexed to the Company’s own stock;
•	The contracts require physical or net share settlement;
•	The Company has sufficient authorized and unissued shares to settle the contracts;
•	There are no settlement provisions requiring cash payment by the Company;
•	There are no variables or conditions that could cause the warrants to be reclassified as liabilities.

Accordingly, the warrants are classified as a component of stockholders’ equity, and no subsequent remeasurement is required. The proceeds from the issuance of the warrants were allocated to additional paid-in capital upon issuance.

The following table summarizes warrant activity for the year ended June 30, 2025:

	Number of Warrants				Weighted average exercise price
Description	Prefunded	Series A	Series B	Total
Outstanding as of July 1, 2024	-	-	-	-	$-
Issued during the year	129,226.50	141,314.95	282,629.90	553,171.35	17.10
Exercised during the year	-	-	-	-	-
Expired during the year	-	-	-	-	-
Oustanding as of June 30, 2025	129,226.50	141,314.95	282,629.90	553,171.35	$17.10

As of June 30, 2025, there were no exercisable Series A and Series B common stock warrants as they are not exercisable until after September 3, 2025.

All 129,226.50 prefunded warrants were exercised at an exercise price of $0.001 per share in July and August 2025.

NOTE 16 – SEGMENT REPORTING

ASC 280, Segment Reporting (“ASC 280”), establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments.

We operate as a single reportable segment, income-producing real estate properties, which includes activities related to acquiring, owning, developing, and managing real estate investments. Although our properties are geographically diversified throughout the United States, we do not distinguish or group our operations on a geographical basis for purposes of allocating resources or measuring performance. Our business is managed as one segment for internal purposes. The investment committee led by the Chief Executive Officer serves as the Chief Operating Decision Maker (“CODM”) and evaluates performance and makes resource allocation decisions on this basis. The CODM evaluates operating performance primarily based on the Company’s net income (loss). While our real estate portfolio could be categorized into residential and commercial properties, the CODM does not evaluate performance or allocate resources using these categories. Expenses that are significant are the same as those presented in our consolidated statements of operations. Additionally, the CODM reviews the asset information and capital expenditures on a consolidated basis that are the same as shown on the accompanying consolidated balance sheets and statements of cash flows.

Our customers in the United States accounted for 100% of our revenues and we do not have any property or equipment outside of the United States.

We also have a real estate-related debt and equity securities investment portfolio; however, this portfolio does not constitute a reportable segment under ASC 280.

Segment net loss includes the direct costs of the reportable segment. Certain costs, including asset management fees to related party, administrative cost reimbursements to related party, directors’ fees, and transfer agent cost reimbursements to related party, and various other general corporate costs that are not specifically allocable to the segment, are included in unallocated corporate expenses below.

The Company’s single segment derives revenue primarily from rental and other property income. The following financial metrics are regularly reviewed by the CODM:

	June 30, 2025	June 30, 2024
Segment revenue	$22,059,843	$15,736,103

Expenses:
Depreciation and amortization	11,432,557	7,153,411
Interest expense	8,139,998	6,124,395
Property operating and maintenance	7,386,050	6,523,406
General and administrative	1,645,309	784,131
Professional fees	-	18,973
Impairment loss	9,500,167	-
Segment net loss	(16,044,238)	(4,868,213)

Reconciliation of loss:
Unallocated corporate expenses(1)	(7,417,806)	(5,049,465)
Other income (loss), net	(508,233)	(1,306,154)
Loss before income tax	$(23,970,277)	$(11,223,832)

(1)Unallocated corporate expenses include corporate overhead expenses that are not directly attributable to our reportable segment and include interest expense, asset management fees to related party, general and administrative, professional fees, administrative cost reimbursements to related party, directors’ fees, and transfer agent cost reimbursements to related party.

The CODM does not review disaggregated expense information beyond the categories listed above.

Entity-wide disclosures:

•	Revenue by geographic area:
•	United States: $22,059,843
•
Major customers: There is no one customer accounted for with more than 10% of total revenue, aside from the early lease termination income of $3,000,000 from one of the tenants, OS National, LLC, of our Satellite Place Office Building.

NOTE 17 – COMMITMENTS

We commenced the Aurora at Green Valley construction in September 2024. As of June 30, 2025, MRC Aurora has entered into several contracts with third parties for the construction of the project. These contracts represent MRC Aurora’s commitment to incur future expenditures for the development of the project. The total commitments as of June 30, 2025 and 2024, amounted to $5.91 million and $19.56 million, respectively. The total commitments as of June 30, 2025, will be funded by drawing on the construction loan discussed in Note 10.

MACKENZIE REALTY CAPITAL, INC.

UP TO $72,623,871.20 IN SHARES OF SERIES A, SERIES B, AND SERIES C PREFERRED STOCK
,
OFFERING CIRCULAR

You should rely only on the information contained in this Offering Circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this Offering Circular. If any such information or statements are given or made, you should not rely upon such information or representation. This Offering Circular does not constitute an offer to sell any securities other than those to which this Offering Circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This Offering Circular speaks as of the date set forth above. You should not assume that the delivery of this Offering Circular or that any sale made pursuant to this Offering Circular implies that the information contained in this Offering Circular will remain fully accurate and correct as of any time subsequent to the date of this Offering Circular.

November 21, 2025